Exhibit 99.1

Kookmin Bank and Subsidiaries

Consolidated Financial Statements

December 31, 2025 and 2024

Kookmin Bank and Subsidiaries

Index

December 31, 2025 and 2024

Independent Auditor’s Report

(English Translation of a Report Originally Issued in Korean)

To the Board of Directors and Shareholders of Kookmin Bank

Opinion

We have audited the consolidated financial statements of Kookmin Bank and its subsidiaries (collectively referred to as the “Group”) which comprise the consolidated statements of financial position as at December 31, 2025 and 2024, and the consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for the years then ended, and notes to the consolidated financial statements, including material accounting policy information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as at December 31, 2025 and 2024, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS).

Basis for Opinion

We conducted our audits in accordance with Korean Standards on Auditing. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements of the Republic of Korea that are relevant to our audit of the consolidated financial statements and we have fulfilled our other ethical responsibilities in accordance with the ethical requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Other Matter

Auditing standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to audit such consolidated financial statements may differ from those generally accepted and applied in other countries.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with Korean IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Korean Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Korean Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the Group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

/s/ Samil PricewaterhouseCoopers

Seoul, Korea
March 6, 2026

This report is effective as of March 6, 2026, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

Kookmin Bank and Subsidiaries

Consolidated Statements of Financial Position

December 31, 2025 and 2024

(In millions of Korean won)	Notes	December 31, 2025		December 31, 2024
Assets
Cash and due from financial institutions	4,6,7,36	~~W~~	26,468,705	~~W~~	22,910,149
Financial assets at fair value through profit or loss	4,6,8,12		26,104,934		22,089,847
Derivative financial assets	4,6,9		6,871,392		10,249,619
Loans measured at amortized cost	4,6,8,10,11		428,818,361		409,867,155
Financial investments	4,6,8,12		79,087,638		81,226,618
Investments in associates	13		659,573		585,509
Property and equipment	8,14		3,900,319		4,199,120
Investment property	14		137,247		125,014
Intangible assets	15		726,065		968,603
Net defined benefit asset	23		236,198		163,892
Current income tax assets	32		362,642		318,833
Deferred income tax assets	16,32		143,451		137,117
Assets held for sale	17		174,919		136,838
Assets of a disposal group held for sale	17		94,215		—
Other assets	4,6,18		11,149,308		9,908,866

Total assets		~~W~~	584,934,967	~~W~~	562,887,180

Liabilities
Financial liabilities at fair value through profit or loss	4,6	~~W~~	420,329	~~W~~	159,212
Derivative financial liabilities	4,6,9		5,828,336		9,643,135
Deposits	4,6,19		440,010,202		421,200,651
Borrowings	4,6,20		32,545,690		32,226,416
Debentures	4,6,21		36,296,650		34,736,771
Provisions	22		796,879		543,694
Net defined benefit liabilities	23		9,366		11,283
Current income tax liabilities	32		62,377		25,178
Deferred income tax liabilities	16,32		641,330		673,452
Liabilities of a disposal group held for sale	17		68,290		—
Other liabilities	4,6,24,30		29,299,877		25,640,068

Total liabilities			545,979,326		524,859,860

Equity
Capital stock	25		2,021,896		2,021,896
Hybrid securities	25		1,065,612		1,065,612
Capital surplus	25		4,650,118		4,650,118
Accumulated other comprehensive income	25,34		557,792		775,726
Retained earnings	25,33,34		30,608,583		29,427,755
(Provision of regulatory reserve for credit losses December 31, 2025: ~~W~~ 2,736,034 million December 31, 2024 : ~~W~~ 2,796,799 million)
(Amounts estimated to be appropriated (reversed) December 31, 2025: ~~W~~ 185,069 million December 31, 2024 : ~~W~~ (60,765) million)

Equity attributable to the owners of the parent			38,904,001		37,941,107
Non-controlling interests			51,640		86,213

Total equity			38,955,641		38,027,320

Total liabilities and equity		~~W~~	584,934,967	~~W~~	562,887,180

The above consolidated interim statements of financial position should be read in conjunction with the accompanying notes.

Kookmin Bank and Subsidiaries

Consolidated Statements of Comprehensive Income

Years Ended December 31, 2025 and 2024

(In millions of Korean won)	Notes	2025		2024
Interest income		~~W~~	21,862,347	~~W~~	23,211,072
Interest income from financial instruments at fair value through other comprehensive income and amortized cost			21,368,452		22,778,587
Interest income from financial instruments at fair value through profit or loss			493,895		432,485
Interest expense			(11,204,545)		(12,987,200)

Net interest income	26		10,657,802		10,223,872

Fee and commission income			1,643,540		1,544,109
Fee and commission expense			(440,021)		(431,231)

Net fee and commission income	27		1,203,519		1,112,878

Net gains on financial instrument at fair value through profit or loss	28		932,342		767,877

Net other operating expenses	29		(1,390,615)		(1,391,357)

General and administrative expenses	14,15,23,30,40		(4,649,316)		(4,634,318)

Operating income before provision for credit losses			6,753,732		6,078,952

Provision for credit losses	7,11,12,18,22		(1,032,956)		(680,087)

Net operating income			5,720,776		5,398,865
Share of profit of associates	13		75,804		7,402
Net other non-operating expenses	31		(481,361)		(960,969)

Net non-operating expenses			(405,557)		(953,567)

Profit before income tax expense			5,315,219		4,445,298
Income tax expense	32		(1,490,400)		(1,293,896)

Profit for the year			3,824,819		3,151,402

(Adjusted profit after provision of regulatory reserve for credit losses	25
December 31, 2025 : ~~W~~ 3,667,097 million
December 31, 2024 : ~~W~~ 3,312,524 million
Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities	23		13,581		(41,968)
Gains (losses) on equity securities at fair value through other comprehensive income			73,446		(272,923)
Items that may be subsequently reclassified to profit or loss:
Currency translation differences			(52,829)		428,808
Gains (losses) on debt securities at fair value through other comprehensive income			(264,377)		218,847
Share of other comprehensive income (loss) of associates			609		(762)
Gains (losses) on hedging instruments of net investments in foreign operations	9		33,590		(165,038)
Gain (losses) on cash flow hedging instruments	9		(23,129)		1,140

	34		(219,109)		168,104

		~~W~~	3,605,710	~~W~~	3,319,506

Other comprehensive income (loss) for the year, net of tax
Total comprehensive income for the year
Profit (loss) attributable to:
Owners of the parent		~~W~~	3,852,166	~~W~~	3,251,759
Non-controlling interests			(27,347)		(100,357)

		~~W~~	3,824,819	~~W~~	3,151,402

Total comprehensive income (loss) for the year attributable to:
Owners of the parent		~~W~~	3,636,551	~~W~~	3,408,978
Non-controlling interests			(30,841)		(89,472)

		~~W~~	3,605,710	~~W~~	3,319,506

The above consolidated interim statements of comprehensive income should be read in conjunction with the accompanying notes.

Kookmin Bank and Subsidiaries

Consolidated Statements of Changes in Equity

Years Ended December 31, 2025 and 2024

	Attributable to the owners of the parent
(In millions of Korean won)	Capital stock		Hybrid securities		Capital surplus		Accumulated other comprehensive income		Retained earnings		Non-controlling interests		Total equity
Balance as of January 1, 2024	~~W~~	2,021,896	~~W~~	1,282,935	~~W~~	4,735,404	~~W~~	614,395	~~W~~	27,718,412	~~W~~	175,685	~~W~~	36,548,727

Comprehensive income for the year
Profit (loss) for the year		—		—		—		—		3,251,759		(100,357)		3,151,402
Remeasurements of net defined benefit liabilities		—		—		—		(42,577)		—		609		(41,968)
Losses on equity securities at fair value through other comprehensive income		—		—		—		(268,811)		(4,112)		—		(272,923)
Currency translation differences		—		—		—		418,036		—		10,772		428,808
Gains (losses) on debt securities at fair value through other comprehensive income		—		—		—		219,343		—		(496)		218,847
Share of other comprehensive expense of associates		—		—		—		(762)		—		—		(762)
Losses on hedging instruments of net investments in foreign operations		—		—		—		(165,038)		—		—		(165,038)
Gains on cash flow hedging instruments		—		—		—		1,140		—		—		1,140

Total comprehensive income for the year		—		—		—		161,331		3,247,647		(89,472)		3,319,506

Transactions with the shareholder
Dividends		—		—		—		—		(1,467,896)		—		(1,467,896)
Issuance of hybrid securities		—		357,200		—		—		—		—		357,200
Redemption of hybrid securities		—		(574,523)		(85,286)		—		—		—		(659,809)
Dividends on hybrid securities		—		—		—		—		(70,408)		—		(70,408)

Total transactions with the shareholder		—		(217,323)		(85,286)		—		(1,538,304)		—		(1,840,913)

Balance as of December 31, 2024	~~W~~	2,021,896	~~W~~	1,065,612	~~W~~	4,650,118	~~W~~	775,726	~~W~~	29,427,755	~~W~~	86,213	~~W~~	38,027,320

Balance as of January 1, 2025	~~W~~	2,021,896	~~W~~	1,065,612	~~W~~	4,650,118	~~W~~	775,726	~~W~~	29,427,755	~~W~~	86,213	~~W~~	38,027,320

Comprehensive income for the year
Profit (loss) for the year		—		—		—		—		3,852,166		(27,347)		3,824,819
Remeasurements of net defined benefit liabilities		—		—		—		14,210		—		(629)		13,581
Gains (losses) on equity securities at fair value through other comprehensive income		—		—		—		71,127		2,319		—		73,446
Currency translation differences		—		—		—		(49,756)		—		(3,073)		(52,829)
Gains (losses) on debt securities at fair value through other comprehensive income		—		—		—		(264,585)		—		208		(264,377)
Share of other comprehensive income of associates		—		—		—		609		—		—		609
Gains on hedging instruments of net investments in foreign operations		—		—		—		33,590		—		—		33,590
Losses on cash flow hedging instruments		—		—		—		(23,129)		—		—		(23,129)

Total comprehensive income for the year		—		—		—		(217,934)		3,854,485		(30,841)		3,605,710

Transactions with the shareholder
Dividends		—		—		—		—		(1,625,604)		—		(1,625,604)
Interim dividends		—		—		—		—		(1,002,860)		—		(1,002,860)
Dividends on hybrid securities		—		—		—		—		(45,193)		(3,732)		(48,925)

Total transactions with the shareholder		—		—		—		—		(2,673,657)		(3,732)		(2,677,389)

Balance as of December 31, 2025	~~W~~	2,021,896	~~W~~	1,065,612	~~W~~	4,650,118	~~W~~	557,792	~~W~~	30,608,583	~~W~~	51,640	~~W~~	38,955,641

The above consolidated interim statements of changes in equity should be read in conjunction with the accompanying notes.

Kookmin Bank and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31, 2025 and 2024

(In millions of Korean won)	Notes	2025		2024
Cash flows from operating activities
Profit for the year		~~W~~	3,824,819	~~W~~	3,151,402

Adjustment for non-cash items
Net gains on financial instruments at fair value through profit or loss			(528,622)		(752,292)
Net losses (gains) on derivative financial instrument for hedging purposes			(5,436)		2,248
Provision for credit losses			1,032,956		680,085
Net gains on financial investments			(123,617)		(58,904)
Share of profit of associates			(75,804)		(7,401)
Depreciation and amortization expense			572,786		591,105
Other net losses on property and equipment/intangible assets			48,472		96,652
Share-based payments			58,347		52,197
Post-employment benefits			137,917		127,523
Net interest expense (income)			141,303		(32,139)
Losses on foreign currency translation			367,695		1,137,356
Other expenses			77,173		869,848

			1,703,170		2,706,278

Changes in operating assets and liabilities
Financial assets at fair value through profit or loss			(3,595,994)		(1,611,425)
Derivative financial instrument			533,212		179,974
Loans measured at amortized cost			(21,199,882)		(20,545,720)
Current income tax assets			(43,809)		(89,953)
Deferred income tax assets			(8,714)		122,112
Other assets			(1,327,659)		909,400
Financial liabilities at fair value through profit or loss			135,553		23,953
Deposits			19,648,386		23,713,337
Deferred income tax liabilities			17,492		252,983
Other liabilities			1,038,957		(3,515,238)

			(4,802,458)		(560,577)

Net cash inflow from operating activities			725,531		5,297,103

Cash flows from investing activities
Net cash flows from derivative financial instrument for hedging purposes			(564)		29,389
Disposal of financial assets at fair value through profit or loss			13,211,548		8,037,318
Acquisition of financial assets at fair value through profit or loss			(13,387,446)		(7,884,004)
Disposal of financial investments			39,526,810		34,596,068
Acquisition of financial investments			(37,795,563)		(36,304,181)
Disposal of investments in associates			54,194		68,071
Acquisition of investments in associates			(51,650)		(57,900)
Disposal of property and equipment			16,183		4,038
Acquisition of property and equipment			(177,107)		(188,218)
Disposal of Investment property			—		264,948
Disposal of intangible assets			3,380		4,619
Acquisition of intangible assets			(102,700)		(81,231)
Net cash flows from changes in ownership of subsidiaries			(340,329)		77,094
Others			301,723		(23,052)

Net cash inflow (outflow) from investing activities			1,258,479		(1,457,041)

Cash flows from financing activities
Net cash flows from derivative financial instrument for hedging purposes			(47,406)		(16,790)
Increase (decrease) in borrowings			811,568		(5,164,339)
Increase in debentures			20,723,828		20,162,078
Decrease in debentures			(19,434,682)		(18,796,179)
Payment of dividends			(2,628,464)		(1,467,896)
Increase in other payables to trust accounts			2,905,896		89,900
Issuance of hybrid securities			—		357,200
Redemption of hybrid securities			—		(690,400)
Others			(550,594)		(297,105)

Net cash inflow (outflow) from financing activities			1,780,146		(5,823,531)

Effect of exchange rate changes on cash and cash equivalents			(72,722)		911,384

Net increase (decrease) in cash and cash equivalents			3,691,434		(1,072,085)
Cash and cash equivalents at the beginning of the year	36		21,489,706		22,561,791

Cash and cash equivalents at the end of the year	36	~~W~~	25,181,140	~~W~~	21,489,706

The above consolidated interim statements of cash flows should be read in conjunction with the accompanying notes.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

1. Reporting Entity

Kookmin Bank (the “Bank”) was incorporated in 1963 under the Citizens National Bank Act to provide banking services to the general public and to small and medium-sized enterprises. Pursuant to the Repeal Act of the Citizens National Bank Act, effective January 5, 1995, the Bank’s status changed to a financial institution which operates under the Banking Act and Commercial Act.

The Bank merged with Korea Long Term Credit Bank on December 31, 1998, and with its subsidiaries, Daegu, Busan, Jeonnam Kookmin Mutual Savings & Finance Co., Ltd., on August 22, 1999. Pursuant to the directive from the Financial Services Commission related to the 1998 Structural Improvement of the Financial Industry Act, the Bank acquired certain assets, including performing loans, and assumed most of the liabilities of Daedong Bank on June 29, 1998. Also, the Bank completed the merger with Housing and Commercial Bank (“H&CB”) on October 31, 2001, and merged with Kookmin Credit Card Co., Ltd., a majority-owned subsidiary, on September 30, 2003. Meanwhile, the Bank spun off its credit card business segment on February 28, 2011, and KB Kookmin Card Co., Ltd. became a subsidiary of KB Financial Group Inc.

The Bank listed its shares on the Stock Market Division of the Korea Exchange (“KRX”) in September 1994. As a result of the merger with H&CB, the shareholders of the former Kookmin Bank and H&CB received new common shares of the Bank which were relisted on the KRX on November 9, 2001. In addition, H&CB listed its American Depositary Shares (“ADS”) on the New York Stock Exchange (“NYSE”) on October 3, 2000, prior to the merger. Following the merger with H&CB, the Bank listed its ADS on the NYSE on November 1, 2001. The Bank became a wholly owned subsidiary of KB Financial Group Inc. through a comprehensive stock transfer on September 29, 2008. Subsequently, the Bank’s shares and its ADS, each listed on the KRX and the NYSE, were delisted on October 10, 2008 and September 26, 2008, respectively. As of December 31, 2025, the Bank’s paid-in capital is ~~W~~ 2,021,896 million.

The Bank engages in the banking business in accordance with the Banking Act, trust business in accordance with the Financial Investment Services and Capital Markets Act, mobile virtual network business in accordance with Special Act on Support for Financial Innovation, and other relevant businesses. As of December 31, 2025, the Bank operates its Seoul headquarters and 771 domestic branches, and 11 overseas branches (excluding five subsidiaries).

2. Basis of Preparation

2.1 Application of Korean IFRS

The Bank and its subsidiaries (collectively the “Group”) maintains its accounting records in Korean won and prepares statutory consolidated financial statements in the Korean language in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”). The accompanying consolidated financial statements have been translated into English from the Korean language consolidated financial statements.

The consolidated financial statements of the Group have been prepared in accordance with Korean IFRS. Korean IFRS are the standards and related interpretations issued by the International Accounting Standards Board (“IASB”) that have been adopted by the Republic of Korea.

The preparation of the consolidated financial statements requires the use of certain critical accounting estimates. Management also needs to exercise judgment in applying the Group’s accounting policies. The areas that require a more complex and higher level of judgment or areas that require significant assumptions and estimations are disclosed in Note 2.4.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

2.1.1 The Group has applied the following amended standards for the first time for its annual reporting period commencing January 1, 2025.

- Amendments of Korean IFRS No.1021 “The Effects of Changes in Foreign Exchange Rates” and Korean IFRS No.1101 “First-time Adoption of International Financial Reporting Standards”—Lack of exchangeability

The amendments require the Group to determine a spot exchange rate when exchangeability is lacking, and to disclose information on the nature and financial effects of the currency not being exchangeable into the other currency, the spot exchange rate(s) used, the estimation process, and the risks to which the Group is exposed. These amendments do not have a significant impact on the financial statements.

2.1.2 The following new and amended standards have been published that are not mandatory for December 31, 2025 reporting period and have not been adopted by the Group.

- Amendments of Korean IFRS No.1109 “Financial Instruments” and No.1107 “Financial Instruments: Disclosures”

The amendments respond to recent questions arising in practice. The amendments will be applicable from the accounting year beginning on or after January 1, 2026, and early adoption is permitted. The main amendments are as follows. The Group is reviewing the impact of these amendments on the financial statements. These amendments do not have a significant impact on the financial statements.

•	allow the consideration of a financial liability as settled (derecognized) through an electronic payment system before the settlement date if certain criteria are met;

•	clarify and provide additional guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion;

•	disclose the impact of contractual terms that change the timing or amount of cash flows on the company, as well as the extent of the company’s exposure, for each type of financial instrument;

•	update the disclosures for equity instruments designated at fair value through other comprehensive income (FVOCI).

- Korean IFRS Accounting Standards Annual Improvements Volume 11

Korean IFRS Accounting Standards Annual Improvements Volume 11 will be effective for annual reporting periods beginning on or after January 1, 2026. These amendments do not have a significant impact on the financial statements.

•	Korean IFRS No.1101 “First-time adoption of International Financial Reporting Standards”: Hedge accounting by a first-time adopter

•	Korean IFRS No.1107 “Financial Instruments: Disclosures”: Gain or loss on derecognition, Application guidance

•	Korean IFRS No.1109 “Financial Instruments”: Derecognition of lease liabilities, Definition of transaction price

•	Korean IFRS No.1110 “Consolidated Financial Statements”: Determination of a ‘de facto agent’

•	Korean IFRS No.1007 “Statement of Cash Flows”: Cost method

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

- Korean IFRS No.1118 Presentation and Disclosures in Financial Statements

Korean IFRS No.1118 replaces Korean IFRS No.1001, carrying forward many of the requirements in Korean IFRS No.1001 unchanged and complementing them with new requirements. In addition, some paragraphs from Korean IFRS No.1001 have been moved to Korean IFRS No.1008 and Korean IFRS No.1107. Furthermore, minor amendments have been made to Korean IFRS No.1007 and Korean IFRS No.1033 Earnings per Share.

Korean IFRS No.1118 introduces new requirements to:

•	Present specified categories and defined subtotals in the statement of profit or loss

•	Provide disclosures on management-defined performance measures (MPMs) in the notes to the financial statements

•	Improve aggregation and disaggregation.

The Group is required to apply Korean IFRS No.1118 for annual reporting periods beginning on or after January 1, 2027, with earlier application permitted. The amendments to Korean IFRS No.1007 and Korean IFRS No.1033, as well as the revised Korean IFRS No.1008 and Korean IFRS No.1107, become effective when the Group applies Korean IFRS No.1118. Korean IFRS No.1118 requires retrospective application with specific transition provisions. The Group is reviewing the impact of these amendments on the financial statements.

2.2 Measurement Basis

The consolidated financial statements have been prepared based on the historical cost accounting model unless otherwise specified.

2.3 Functional and Presentation Currency

Items included in the financial statements of each entity of the Group are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). The consolidated financial statements are presented in Korean won, which is the reporting entity’s functional and presentation currency.

2.4 Critical Accounting Estimates

The Group applies accounting policies and uses judgments, accounting estimates, and assumptions that may have a significant impact on the assets (liabilities) and incomes (expenses) in preparing the consolidated financial statements. Management’s estimates of outcomes may differ from actual outcomes if management’s estimates and assumptions based on management’s best judgment are different from the actual environment.

Estimates and underlying assumptions are continually evaluated, and changes in accounting estimates are recognized in the period in which the estimates are changed and in any future periods affected.

Uncertainties in estimates and assumptions with significant risks that may result in material adjustments to the consolidated financial statements are as follows:

2.4.1 Income taxes

As the income taxes on the Group’s taxable income is calculated by applying the tax laws of various countries and the decisions of tax authorities, there is uncertainty in calculating the final tax effect.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

2.4.2 Fair value of financial instruments

The fair value of financial instruments where no active market exists or where quoted prices are not otherwise available is determined by using valuation techniques. Financial instruments, which are not actively traded in the market and those with less transparent market prices, will have less objective fair values and require broad judgment on liquidity, concentration, uncertainty in market factors, assumptions in fair value determination, and other risks.

As described in the significant accounting policies in Note 3.3 Recognition and Measurement of Financial Instruments, diverse valuation techniques are used to determine the fair value of financial instruments, from generally accepted market valuation models to internally developed valuation models that incorporate various types of assumptions and variables.

2.4.3 Allowances and provisions for credit losses

The Group recognizes and measures allowances for credit losses of debt instruments measured at amortized cost and debt instruments measured at fair value through other comprehensive income. Also, the Group recognizes and measures provisions for credit losses of acceptances and guarantees, and unused loan commitments. Accuracy of allowances and provisions for credit losses is dependent upon estimation of expected cash flows of the borrower subject to individual assessment of impairment, and upon assumptions and variables of model used in collective assessment of impairment and estimation of provisions for credit losses of acceptances and guarantees, and unused loan commitments.

- Allowances and provisions for credit losses (Allowances, acceptances and guarantees, and unused commitments)

Economic uncertainty persists due to government regulations affecting the real estate market and the downturn in the construction sector driven by oversupply, while prolonged high interest rates increase repayment burdens and may lead to a deterioration in asset quality. Accordingly, the Group has reflected the potential impact on expected credit losses though a management overlay, based on a comprehensive review of vulnerable sectors in the event that COVID-19 related support measures expire. In addition, the Group estimates relevant risk parameters based on a holistic review and incorporates forward-looking economic information into those parameters. The Group will continue to monitor the impact of economic uncertainty and government policies on expected credit losses. Further details of the impact on expected credit losses are presented in Note 11.1 Changes in allowances for credit losses of loans measured at amortized cost and Note 22.2 Changes in provisions for credit losses of unused loan commitments, and acceptances and guarantees.

2.4.4 Net defined benefit asset (liability)

The present value of the net defined benefit asset(liability) is affected by changes in the various factors determined by the actuarial method.

2.4.5 Impairment of goodwill

The recoverable amounts of cash-generating units are determined based on value-in-use calculations to test whether impairment of goodwill has occurred.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

3. Material Accounting Policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

3.1 Consolidation

3.1.1 Subsidiaries

Subsidiaries are companies that are controlled by the Group. The Group controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Also, the existence and effects of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls the investee. Subsidiaries are fully consolidated from the date when control is transferred to the Group and de-consolidated from the date when control is lost.

If a subsidiary uses accounting policies other than those adopted in the consolidated financial statements for like transactions and events in similar circumstances, appropriate adjustments are made to that subsidiary’s financial statements in preparing the consolidated financial statements to ensure conformity with the Group’s accounting policies.

Profit or loss and each component of other comprehensive income are attributed to the owners of the parent and to the non-controlling interests, if any. Total comprehensive income is attributed to the owners of the parent and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions (i.e., transactions with owners in their capacity as owners). The difference between fair value of any consideration paid and carrying amount of the subsidiary’s net assets attributable to the additional interests acquired, is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

When the Group loses control, any investment retained in the former subsidiary is recognized at its fair value at the date when control is lost, with the resulting difference recognized in profit or loss. This fair value will be the fair value on initial recognition of a financial asset in accordance with Korean IFRS No.1109 or, when appropriate, the cost on initial recognition of an investment in an associate or joint venture. In addition, all amounts previously recognized in other comprehensive income in relation to that subsidiary are accounted for on the same basis as would be required if the Group had directly disposed of the related assets or liabilities. Therefore, amounts previously recognized in other comprehensive income are reclassified to profit or loss.

The Group accounts for each business combination by applying the acquisition method. The consideration transferred is measured at fair value, and identifiable assets acquired, and liabilities and contingent liabilities assumed in a business combination are initially measured at acquisition-date fair values. For each business combination, the Group measures non-controlling interests in the acquiree that entitle their holders to a proportionate share of the acquiree’s net assets in the event of liquidation at either (a) fair value or (b) the proportionate share in the recognized amounts of the acquiree’s identifiable net assets. Acquisition-related costs are expensed in the periods in which the costs are incurred.

In a business combination achieved in stages, the Group shall remeasure its previously held equity interest in the acquiree at its acquisition-date fair value and recognize the resulting gain or loss, if any, in profit or loss or other comprehensive income, as appropriate. In prior reporting periods, the Group may have recognized changes in the value of its equity interest in the acquiree in other comprehensive income. If so, the amount that was recognized in other comprehensive income shall be reclassified as profit or loss, or retained earnings, on the same basis as would be required if the Group had directly disposed of the previously held equity interest.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

The Group applies the book-value method to account for business combinations of entities under common control. Identifiable assets acquired and liabilities assumed in a business combination are measured at their book value on the consolidated financial statements of the Group. In addition, the difference between (a) the sum of consolidated net book value of the assets and liabilities transferred and accumulated other comprehensive income and (b) the consideration paid, is recognized as capital surplus.

3.1.2 Associates

Associates are entities over which the Group has significant influence over the financial and operating policy decisions. Generally, if the Group holds 20% or more of the voting power of the investee, it is presumed that the Group has significant influence.

Investments in associates are initially recognized at cost and equity method is applied after initial recognition. The carrying amount is increased or decreased to recognize the Group’s share of the profit or loss of the investee and changes in the investee’s equity after the date of acquisition. Distributions received from an investee reduce the carrying amount of the investment. Unrealized gains and losses resulting from transactions between the Group and associates are eliminated to the extent of the Group’s share in associates. If unrealized losses are an indication of an impairment that requires recognition in the consolidated financial statements, those losses are recognized for the period.

If associates use accounting policies other than those of the Group for like transactions and events in similar circumstances, if necessary, adjustments shall be made to make the associates’ accounting policies conform to those of the Group when the associates’ financial statements are used by the Group in applying the equity method.

If the Group’s share of losses of associates equals or exceeds its interest in the associates (including long-term interests that, in substance, form part of the Group’s net investment in the associates), the Group discontinues recognizing its share of further losses. After the Group’s interest is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associates.

The Group determines at each reporting period whether there is any objective evidence that the investments in the associates are impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associates and its carrying amount and recognizes the amount as non-operating expenses in the consolidated statement of comprehensive income.

3.1.3 Structured entity

A structured entity is an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity. When the Group decides whether it has power over the structured entities in which the Group has interests, it considers factors such as the purpose, the form, the substantive ability to direct the relevant activities of a structured entity, the nature of its relationship with a structured entity, and the amount of exposure to variable returns.

3.1.4 Funds management

The Group manages and operates trust assets, collective investment, and other funds on behalf of investors. These trusts and funds are not consolidated, except for trusts and funds over which the Group has control.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

3.1.5 Intragroup transactions

Intragroup balances, income, expenses, and any unrealized gains and losses resulting from intragroup transactions are eliminated in full, in preparing the consolidated financial statements. If unrealized losses are an indication of an impairment that requires recognition in the consolidated financial statements, those losses are recognized for the period.

3.2 Foreign Currency

3.2.1 Foreign currency transactions

A foreign currency transaction is recorded, at initial recognition in the functional currency, by applying to the foreign currency amount the spot exchange rate between the functional currency and the foreign currency at the date of the transaction. At the end of each reporting period, foreign currency monetary items are translated using the closing rate which is the spot exchange rate at the end of the reporting period. Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rate at the date when the fair value was measured and non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

Except for the exchange differences for the net investment in a foreign operation and the financial liability designated as a hedging instrument of net investment, exchange differences arising on the settlement of monetary items or on translating monetary items are recognized in profit or loss. When a gain or loss on a non-monetary item is recognized in other comprehensive income, any exchange component of that gain or loss is recognized in other comprehensive income. Conversely, when a gain or loss on a non-monetary item is recognized in profit or loss, any exchange component of that gain or loss is recognized in profit or loss.

3.2.2 Foreign operations

The results and financial position of a foreign operation, whose functional currency differs from the Group’s presentation currency, are translated into the Group’s presentation currency based on the following procedures.

If the functional currency of a foreign operation is not the currency of a hyperinflationary economy, assets and liabilities for each statement of financial position presented (including comparatives) are translated at the closing rate at the end of the reporting period, income and expenses for each statement of comprehensive income presented (including comparatives) are translated using the average exchange rates for the period. All resulting exchange differences are recognized in other comprehensive income.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation are treated as assets and liabilities of the foreign operation. Thus, they are expressed in the functional currency of the foreign operation and are translated into the presentation currency at the closing rate.

On the disposal of a foreign operation, the cumulative amount of the exchange differences relating to that foreign operation, recognized in other comprehensive income and accumulated in the separate component of equity, is reclassified from equity to profit or loss (as a reclassification adjustment) when the gain or loss on disposal is recognized. On the partial disposal of a subsidiary that includes a foreign operation, the Group re-attributes the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income to the non-controlling interests in that foreign operation. In any other partial disposal of a foreign operation, the Group reclassifies to profit or loss only the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

3.2.3 Translation of the net investment in a foreign operation

A monetary item that is receivable from or payable to a foreign operation, for which settlement is neither planned nor likely to occur in the foreseeable future is, in substance, a part of the Group’s net investment in that foreign operation. The foreign currency difference arising from that monetary item is recognized in other comprehensive income and shall be reclassified to profit or loss on disposal of the net investment.

3.3 Recognition and Measurement of Financial Instruments

3.3.1 Initial recognition

The Group recognizes a financial asset or a financial liability in its consolidated statement of financial position when the Group becomes party to the contractual provisions of the instrument. A regular way purchase or sale of financial assets (a purchase or sale of a financial asset under a contract whose terms require delivery of the asset within the time frame established generally by regulation or convention in the marketplace concerned) is recognized and derecognized using trade date accounting.

For financial reporting purpose, the Group classifies (a) financial assets as financial assets at fair value through profit or loss, financial assets at fair value through other comprehensive income, or financial assets at amortized cost and (b) financial liabilities as financial liabilities at fair value through profit or loss, or other financial liabilities. These classifications are based on the business model for managing financial instruments and the contractual cash flow characteristics of the financial instrument at initial recognition.

At initial recognition, a financial asset or financial liability is measured at its fair value plus or minus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability. The fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The fair value of a financial instrument on initial recognition is normally the transaction price (that is, the fair value of the consideration given or received) in an arm’s length transaction.

3.3.2 Subsequent measurement

After initial recognition, financial instruments are measured at amortized cost or fair value based on classification at initial recognition.

3.3.2.1 Amortized cost

The amortized cost of a financial asset or financial liability is the amount at which the financial asset or financial liability is measured at initial recognition minus the principal repayments, plus or minus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount and, for financial assets, adjusted for any loss allowance.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

3.3.2.2 Fair value

The Group uses quoted price in an active market which is based on listed market price or dealer price quotations of financial instruments traded in an active market as best estimate of fair value. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

If there is no active market for a financial instrument, fair value is determined either by using a valuation technique or independent third-party valuation service. Valuation techniques include using recent arm’s length market transactions between knowledgeable and willing parties, if available, referencing the current fair value of another instrument that is substantially the same, discounted cash flow analysis, and option pricing models.

The Group uses valuation models that are commonly used by market participants and customized for the Group to determine fair values of common over-the-counter (“OTC”) derivatives such as options, interest rate swaps, and currency swaps which are based on the inputs observable in markets. However, for some complex financial instruments that require fair value measurement by valuation techniques based on certain assumptions because some or all inputs used in the model are not observable in the market, the Group uses internal valuation models developed from general valuation models or valuation results from independent external valuation institutions.

In addition, the fair value information recognized in the consolidated statement of financial position is classified into the following fair value hierarchy, reflecting the significance of the input variables used in the fair value measurement.

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group can access at the measurement date

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

Level 3: Unobservable inputs for the asset or liability

The fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety.

If a fair value measurement uses observable inputs that require significant adjustment using unobservable inputs, that measurement is a Level 3 measurement.

The Group’s Fair Value Evaluation Committee, which consists of the risk management department, trading department and accounting department, reviews the appropriateness of internally developed valuation models, and approves the selection and changing of the external valuation institution and other considerations related to fair value measurement. The results of regular verification of the internally developed valuation models are reported to the Market Risk Management Subcommittee.

If the valuation technique does not reflect all factors which market participants would consider in pricing the asset or liability, the fair value is adjusted to reflect those factors. Those factors include counterparty credit risk, liquidity risk, and others.

The Group uses a valuation technique which maximizes the use of market inputs and minimizes the use of entity-specific inputs. It incorporates all factors that market participants would consider in pricing the asset or liability and is consistent with economic methodologies applied for pricing financial instruments. Periodically, the Group calibrates the valuation technique and tests its validity using prices of observable current market transactions of the same instrument or based on other relevant observable market data.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

3.3.3 Derecognition

Derecognition is the removal of a previously recognized financial asset or financial liability from the consolidated statement of financial position. The derecognition criteria for financial assets and financial liabilities are as follows:

3.3.3.1 Derecognition of financial assets

A financial asset is derecognized when the contractual rights to the cash flows from the financial assets expire or the Group transfers substantially all the risks and rewards of ownership of the financial asset, or the Group neither transfers nor retains substantially all the risks and rewards of ownership of the financial asset and the Group has not retained control. Therefore, if the Group does not transfer substantially all the risks and rewards of ownership of the financial asset, the Group continues to recognize the financial asset to the extent of its continuing involvement in the financial asset.

If the Group transfers the contractual rights to receive the cash flows of the financial asset but retains substantially all the risks and rewards of ownership of the financial asset, the Group continues to recognize the transferred asset in its entirety and recognize a financial liability for the consideration received.

The Group writes off a financial asset when the Group has no reasonable expectations of recovering a financial asset in its entirety or a portion thereof. In general, the Group considers write-off when it is determined that the debtor does not have sufficient funds or income to cover the principal and interest. The write-off decision is made in accordance with internal policy. After the write-off, the Group can continue to collect the written-off loans according to the internal policy. Recovered amounts from financial assets previously written-off are recognized in profit or loss.

3.3.3.2 Derecognition of financial liabilities

A financial liability is derecognized from the consolidated statement of financial position when it is extinguished (i.e., the obligation specified in the contract is discharged, canceled or expires).

3.3.4 Offsetting

A financial asset and a financial liability are offset, and the net amount is presented in the consolidated statement of financial position when, and only when, the Group currently has a legally enforceable right to offset the recognized amounts and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. The legally enforceable right must not be contingent on a future event and must be legally enforceable in the normal course of business, the event of default, and the event of insolvency or bankruptcy of the Group and all of the counterparties.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

3.4 Cash and Due from Financial Institutions

Cash and due from financial institutions include cash on hand, foreign currency, and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and due from financial institutions. Cash and due from financial institutions are measured at amortized cost.

3.5 Non-derivative Financial Assets

3.5.1 Financial assets at fair value through profit or loss

Financial assets are classified as financial assets at fair value through profit or loss unless they are classified as financial assets at amortized cost or at fair value through other comprehensive income.

The Group may designate certain financial assets upon initial recognition as at fair value through profit or loss when the designation eliminates or significantly reduces a measurement or recognition inconsistency (sometimes referred to as an ‘accounting mismatch’) that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

After initial recognition, a financial asset at fair value through profit or loss is measured at fair value and gains or losses arising from a change in fair value are recognized in profit or loss. Interest income using the effective interest method and dividend income from financial assets at fair value through profit or loss are also recognized in profit or loss.

3.5.2 Financial assets at fair value through other comprehensive income

The Group classifies below financial assets as financial assets at fair value through other comprehensive income:

Debt instruments that are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and where the assets’ cash flows solely represent payments of principal and interest on the principal amount outstanding and;

Equity instruments that are not held for short-term trading but held for strategic investment, and designated as financial assets at fair value through other comprehensive income

After initial recognition, a financial asset at fair value through other comprehensive income is measured at fair value. Gains or losses arising from a change in fair value, other than dividend income, interest income calculated using the effective interest method and exchange differences arising on monetary items which are recognized directly in profit or loss, are recognized in other comprehensive income in equity.

When the financial assets at fair value through other comprehensive income is disposed of, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss. However, cumulative gain or loss of equity instruments designated at fair value through other comprehensive income is reclassified to retained earnings not to profit or loss at disposal.

A financial asset at fair value through other comprehensive income denominated in foreign currency is translated at the closing rate. Exchange differences resulting from changes in amortized cost are recognized in profit or loss, and other changes are recognized in equity.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

3.5.3 Financial assets at amortized cost

A financial asset, which is held within the business model whose objective is achieved by collecting contractual cash flows, and where the assets’ cash flows represent solely payments of principal and interest on the principal amount outstanding, is classified as a financial asset at amortized cost. After initial recognition, a financial asset at amortized cost is measured at amortized cost using the effective interest method and interest income is calculated using the effective interest method.

3.6 Expected Credit Losses of Financial Assets (Debt Instruments)

The Group recognizes loss allowances for expected credit losses at the end of the reporting period for financial assets at amortized cost and fair value through other comprehensive income except for financial assets at fair value through profit or loss.

Expected credit losses are estimated at present value of probability-weighted amount that is determined by evaluating a range of possible outcomes. The Group measures expected credit losses by reflecting all reasonable and supportable information that is available without undue cost or effort at the reporting date about past events, current conditions, and forecasts of future economic conditions.

The approaches of measuring expected credit losses in accordance with Korean IFRS are as follows:

•	General approach: for financial assets and unused loan commitments not subject to the below approach

•	Credit-impaired approach: for financial assets that are credit-impaired at the time of acquisition

Application of general approach is differentiated depending on whether credit risk has increased significantly after initial recognition. If the credit risk on a financial instrument has not increased significantly since initial recognition, the Group measures loss allowances for that financial instrument at an amount equal to 12-month expected credit losses, whereas if the credit risk on a financial instrument has increased significantly since initial recognition, the Group measures loss allowances for a financial instrument at an amount equal to the lifetime expected credit losses. Lifetime is the period until the contractual maturity date of financial instruments and means the expected life.

The Group assesses whether the credit risk has increased significantly using the following criteria, and if one or more of the following criteria are met, it is deemed as significant increase in credit risk. Criterion of more than 30 days past due is applied to all subsidiaries, and other criteria are applied selectively considering specific indicators of each subsidiary or additionally considering specific indicators of each subsidiary. If the contractual cash flows of a financial asset have been renegotiated or modified, the Group assesses whether the credit risk has increased significantly using the same following criteria.

•	More than 30 days past due

•	Decline in credit rating at the end of the reporting period by certain notches or more compared to the time of initial recognition

•	Subsequent managing ratings below certain level in the early warning system

•	Debt restructuring (except for impaired financial assets)

•	Credit delinquency information of Korea Credit Information Services and

•	Identification of a significant increase in other credit risk, etc.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

The Group generally considers the loan to be credit-impaired if one or more of the following criteria are met:

•	90 days or more past due

•	Legal proceedings related to collection

•	A borrower registered on the credit management list of Korea Federation of Banks

•	A corporate borrower with the credit rating C and D

•	Refinancing and

•	Debt restructuring

3.6.1 Forward-looking information

The Group uses forward-looking information, when determining whether credit risk has increased significantly and measuring expected credit losses.

The Group assumes that the risk components have a constant correlation with the economic cycle and uses statistical methodologies to estimate the relation between key macroeconomic variables and risk components for the expected credit losses. The Group has derived a correlation between the time series data of 15 years or more and the key macroeconomic variables and calculates the expected credit losses by reflecting the results of the correlation on the risk component.

The correlation between the major macroeconomic variables and the credit risk are as follows:

Key macroeconomic variables	Correlation between the major macroeconomic variables and the credit risk
Benchmark interest rate	(+)
AA- rated corporate bond (3-year)	(+)
BBB- rated corporate bond (3-year)	(+)
Composite stock index	(-)
Rate of increase in housing transaction price index (Whole Country)	(-)
Rate of increase in housing transaction price index (Metropolitan Area)	(-)
WTI crude oil price	(+)

Forward-looking information used in the calculation of expected credit losses is based on the macroeconomic forecasts utilized by management of the Group for its business plan considering reliable external agency’s forecasts and others. The forward-looking information is generated by KB Research with a comprehensive approach to capture the possibility of various economic forecast scenarios that are derived from the internal and external viewpoints of the macroeconomic situation. The Group determines the macroeconomic variables to be used in forecasting future conditions of the economy, considering the direction of the forecast scenario based on GDP growth and the significant relationship between macroeconomic variables and time series data. Some macroeconomic variables used are different than those used in the previous year.

As of December 31, 2025, the Group measures expected credit losses by applying both the worse scenario and the crisis scenario, taking into consideration the potential credit risk resulting from the uncertain financial environment locally and globally and the rapid economic recession.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

If we assume a probability weight of 100% for each scenario, the impact of the Group on expected credit loss allowances and provisions would be as follows.

(In millions of Korean won)

Scenario	Applied probability weight	Assumption of 100%	Difference from the book value
Deterioration	80%	1,656,592	(873,402)
Crisis situation	20%	6,036,819	3,506,825

3.6.2 Measuring expected credit losses on financial assets at amortized cost

The expected credit losses of financial assets at amortized cost are measured as present value of the difference between the contractual cash flows to be received and the cash flows expected to be received. The Group estimates expected future cash flows for financial assets that are individually significant. The Group selects the individually significant financial assets by comprehensively considering quantitative and qualitative factors (such as debt restructuring or negative net assets, etc.) when the credit risk has increased significantly or the financial asset in credit-impaired (individual assessment of impairment).

For financial assets that are not individually significant, the Group collectively estimates expected credit losses by grouping loans with a homogeneous credit risk profile (collective assessment of impairment).

3.6.2.1 Individual assessment of impairment

Individual assessment of impairment losses is performed using management’s best estimate on the present value of expected future cash flows. The Group uses all the available information including financial condition of the borrower such as operating cash flow and net realizable value of any collateral held.

3.6.2.2 Collective assessment of impairment

Collective assessment of impairment losses is performed by using a methodology based on historical loss experience and reflecting forward-looking information. Such a process incorporates factors such as type of collateral, type of product, type of borrower, credit rating, size of portfolio, and recovery period and applies Probability of Default (“PD”) on a group of assets and Loss Given Default (“LGD”) by type of recovery method. Also, the Group applies certain assumptions to model expected credit losses assessment and to determine input based on loss experience and forward-looking information. These models and assumptions are periodically reviewed to reduce the gap between loss estimate and actual loss experience.

The lifetime expected credit losses are measured by applying the PD to the carrying amount, which is calculated by deducting the expected principal repayment amount from the carrying amount as of the reporting date, and the LGD adjusted to reflect changes in the carrying amount.

3.6.3 Measuring expected credit losses on financial assets at fair value through other comprehensive income

The Group measures expected credit losses on financial assets at fair value through other comprehensive income in a manner that is consistent with the requirements that are applicable to financial assets at amortized cost. However, loss allowances are recognized in other comprehensive income. Upon disposal or repayment of financial assets at fair value through other comprehensive income, the amount of loss allowances is reclassified from other comprehensive income to profit or loss.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

3.7 Derivative Financial Instruments

The Group enters into numerous derivative financial instrument contracts such as currency forwards, interest rate swaps, currency swaps, and others for trading purposes or to manage its interest rate risk, currency risk, and others. The Group’s derivative financial instruments business focuses on addressing the needs of the Group’s corporate clients to hedge their risk exposure and to hedge the Group’s risk exposure that results from such client contracts. These derivative financial instruments are presented as derivative financial instruments in the consolidated financial statements irrespective of transaction purpose and subsequent measurement requirement.

The Group designates certain derivative financial instruments as hedging instruments to hedge the risk of changes in fair value of a recognized asset or liability or of an unrecognized firm commitment (fair value hedge) and the risk of changes in cash flow (cash flow hedge). The Group designates certain derivative and non-derivative financial instruments as hedging instruments to hedge the currency risk of the net investment in a foreign operation (hedge of net investment).

At the inception of the hedging relationship, there is formal designation and documentation of the hedging relationship and the Group’s risk management objective and strategy for undertaking the hedge. This documentation includes identification of the hedging instrument, the hedged item, the nature of the risk being hedged, the inception date of hedging relationship and how the Group will assess the hedging instrument’s effectiveness in offsetting the changes in the hedged item’s fair value or cash flows attributable to the hedged risk.

Derivative financial instruments are initially recognized at fair value. After initial recognition, derivative financial instruments are measured at fair value, and changes therein are accounted for as described below.

3.7.1 Derivative financial instruments held for trading

All derivative financial instruments, except for derivatives that are designated and qualify for hedge accounting, are measured at fair value. Gains or losses arising from changes in fair value are recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss.

3.7.2 Derivative financial instruments for fair value hedges

If derivative financial instruments are designated and qualify for fair value hedges, changes in fair value of the hedging instrument and changes in fair value of the hedged item attributable to the hedged risk are recognized in profit or loss as part of other operating income or expenses. If the hedged items are equity instruments for which the Group has elected to present changes in fair value in other comprehensive income, changes in fair value of the hedging instrument and changes in fair value of the hedged item attributable to the hedged risk are recognized in other comprehensive income.

Fair value hedge accounting is discontinued prospectively if the hedging instrument expires or is sold, terminated or exercised, or the hedging relationship ceases to meet the qualifying criteria. Once fair value hedge accounting is discontinued, the adjustment to the carrying amount of a hedged item is amortized to profit or loss by the maturity of the financial instrument using the effective interest method.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

3.7.3 Derivative financial instruments for cash flow hedges

The effective portion of changes in fair value of derivative financial instruments that are designated and qualify for cash flow hedges is recognized in other comprehensive income, limited to the cumulative change in fair value (present value) of the hedged item (the present value of the cumulative change in the hedged expected future cash flows) from inception of the hedge. The ineffective portion is recognized in profit or loss as other operating income or expenses. The associated gains or losses that were previously recognized in other comprehensive income are reclassified from equity to profit or loss (other operating income or expenses) as a reclassification adjustment in the same period or periods during which the hedged forecast cash flows affect profit or loss. Cash flow hedge accounting is discontinued prospectively if the Group’s risk management strategy or objective changes, or if the hedging instrument expires, is sold, terminated or exercised, or the hedging relationship ceases to meet the qualifying criteria. When the cash flow hedge accounting is discontinued, the cumulative gains or losses on the hedging instrument that have been recognized in other comprehensive income are reclassified to profit or loss over the period in which the forecast transaction occurs. If the forecast transaction is no longer expected to occur, the cumulative gains or losses that have been recognized in other comprehensive income are immediately reclassified to profit or loss.

3.7.4 Derivative and non-derivative financial instruments designated for net investments hedges

If derivative and non-derivative financial instruments are designated and qualify for the net investment hedge, the effective portion of changes in fair value of the hedging instrument is recognized in other comprehensive income and the ineffective portion is recognized in profit or loss as other operating income or expenses. The cumulative gains or losses on the hedging instrument relating to the effective portion of the hedge that have been accumulated in other comprehensive income will be reclassified from other comprehensive income to profit or loss as a reclassification adjustment on the disposal or partial disposal of the foreign operation.

3.7.5 Risk management strategy

Interest rate risk arises from changes in fair value resulting from changes in the discount rate of fixed rate financial instruments and changes in cash flows resulting from changes in the nominal interest rate of floating rate financial instruments. Foreign currency risk arises from the net investment in a foreign operation, whose functional currency differs from the Group’s functional currency.

While the Group hedges the interest rate risk in its entirety, the Group only hedges the foreign currency risk related to the proportional part of the notional amount.

At inception of the hedge relationship, the Group reviews the hedge effectiveness; and periodically reviews the effectiveness in order to confirm that economic relationship between the hedged item and the hedging instrument exists. The requirement that an economic relationship exists means that the hedging instrument and the hedged item have values that generally move in the opposite direction due to the same risk, which is the hedged risk. The Group designates the exposure of the hedged item opposite to the exposure of hedging instruments in order to meet economic relationship requirement.

The Group designates the hedge relationship at a one-on-one ratio between the nominal amount of the hedging instrument and the nominal amount of the hedged item.

Hedge ineffectiveness could arise because of differences in the underlying parameters (acquisition date, credit risk or liquidity and others) or other differences between the hedging instrument and the hedged item that the Group accepts in order to achieve a cost-effective hedging relationship.

The Group avoids the cash flow variability of its floating rate debt securities by using interest rate swaps. Both are linked to the same interest rate; however, the paid amount of the floating rate may be set on different dates. Even if the variability of interest rate related cash flows (as a risk factor) is designated as a hedged item, the difference in set-up dates creates a hedge ineffectiveness.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

The Group avoids the variability of fair values of its fixed rate debt securities by using interest rate swaps. The method of calculating the number of dates for paying fixed-rate interest can be different between hedging instruments and hedged items. Even if the variability of the fair value due to the benchmark interest rate (as a risk factor) is designated as a hedged item, the difference in the method of calculating the number of the dates creates a hedge ineffectiveness.

3.7.6 Embedded derivatives

An embedded derivative is separated from the host contract and accounted for as a derivative if, and only if, (a) the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract, (b) a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative and (c) the hybrid contract contains a host that is not a financial asset and is not designated as at fair value through profit or loss. Gains or losses arising from a change in fair value of an embedded derivative separated from the host contract are recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss.

3.7.7 Day one gains or losses

If the Group uses a valuation technique that incorporates unobservable inputs for the fair value of the OTC derivatives at initial recognition, there may be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the difference is not recognized in profit or loss but deferred and amortized using the straight-line method over the life of the financial instrument. If the fair value is subsequently determined using observable inputs, the remaining deferred amount is recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss or other operating income or expenses.

3.8 Property and Equipment

3.8.1 Recognition and measurement

Property and equipment that qualify for recognition as an asset are measured at cost and subsequently carried at its cost less any accumulated depreciation and any accumulated impairment losses.

The cost of property and equipment includes any costs directly attributable to bringing the asset to the location and the asset’s condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent expenditures are capitalized only when they prolong the useful life or enhance values of the assets, but the costs of the day-to-day servicing of the assets such as repair and maintenance costs are recognized in profit or loss as incurred. When part of an item of property and equipment has a useful life different from that of the entire asset, it is recognized as a separate asset.

3.8.2 Depreciation

Land is not depreciated, whereas other property and equipment are depreciated using the method that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the Group. The depreciable amount of an asset is determined after deducting its residual value.

Each part of an item of property and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

The depreciation method and estimated useful life of property and equipment are as follows:

Property and equipment	Depreciation method	Estimated useful life
Buildings	Straight-line	20 ~ 40 years
Leasehold improvements	Diminishing-balance	4 years
Equipment and vehicles	Diminishing-balance	4 years

The residual value, the useful life, and the depreciation method applied to an asset are reviewed at each financial year-end and, if expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate.

3.9 Investment Properties

3.9.1 Recognition and measurement

Properties held to earn rentals or for capital appreciation or both are classified as investment properties. Investment properties are measured initially at their cost and subsequently the cost model is used.

3.9.2 Depreciation

Land is not depreciated, whereas other investment properties are depreciated using the method that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the Group. The depreciable amount of an asset is determined after deducting its residual value.

The depreciation method and estimated useful life of investment properties are as follows:

Investment properties	Depreciation method	Estimated useful life
Buildings	Straight-line	40 years

The residual value, the useful life, and the depreciation method applied to an asset are reviewed at each financial year-end and, if expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate.

3.10 Intangible Assets

Intangible assets are measured initially at cost and subsequently carried at their cost less any accumulated amortization and any accumulated impairment losses.

Intangible assets, except for goodwill and membership rights, are amortized using the straight-line or declining-balance method with no residual value over their estimated useful life since the assets are available for use.

Intangible assets	Amortization method	Estimated useful life
Industrial property rights	Straight-line	5 years
Software	Straight-line	4 ~ 5 years
Others	Straight-line / Declining-balance	1 ~ 13 years

The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year-end. Where an intangible asset is not being amortized because its useful life is indefinite, the Group carries out a review in each accounting period to confirm whether events and circumstances still support an indefinite useful life assessment. If they do not, the change in the useful life assessment from indefinite to finite is accounted for as a change in an accounting estimate.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

3.10.1 Goodwill

3.10.1.1 Recognition and measurement

Goodwill related to business combinations before January 1, 2010, is stated at its carrying amount, which was recognized under the Group’s previous accounting policy, prior to the transition to Korean IFRS.

Goodwill acquired from business combinations after January 1, 2010, is initially measured as the excess of the consideration transferred over the fair value of net identifiable assets acquired and liabilities assumed. If the fair value of net identifiable assets acquired and liabilities assumed exceeds the consideration transferred, the difference is recognized in profit or loss.

For each business combination, the Group decides at the acquisition date whether the non-controlling interests in the acquiree are initially measured at fair value or at the non-controlling interests’ proportionate share in the recognized amounts of the acquiree’s identifiable net assets.

Acquisition-related costs incurred to effect a business combination are charged to expenses in the periods in which the costs are incurred and the services are received, except for the costs to issue debt or equity securities.

3.10.1.2 Additional acquisitions of non-controlling interests

Additional acquisitions of non-controlling interests are accounted for as equity transactions. Therefore, no additional goodwill is recognized.

3.10.1.3 Subsequent measurement

Goodwill is not amortized and is stated at cost less accumulated impairment losses. Goodwill that forms part of the carrying amount of an investment in associates is not separately recognized, and an impairment loss recognized is not allocated to any asset, including goodwill, which forms part of the carrying amount of the investment in the associates.

3.10.2 Subsequent expenditures

Subsequent expenditures are capitalized only when they enhance values of the assets. Internally generated intangible assets, such as goodwill and trade name, are not recognized as assets but expensed as incurred.

3.11 Impairment of Non-financial Assets

The Group assesses at the end of each reporting period whether there is any indication that a non-financial asset, except for (a) deferred income tax assets, (b) assets arising from employee benefits and (c) non-current assets (or group of assets to be sold) classified as held for sale, may be impaired. If any such indication exists, the Group estimates the recoverable amount of the asset. However, irrespective of whether there is any indication of impairment, the Group tests (a) goodwill acquired in a business combination, (b) intangible assets with an indefinite useful life and (c) intangible assets not yet available for use for impairment annually by comparing their carrying amount with their recoverable amount.

The recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Group determines the recoverable amount of the cash-generating unit to which the asset belongs. A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset is the higher of its fair value less costs of disposal and its value in use. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit that are discounted by a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

If the recoverable amount of an asset is less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. That reduction is an impairment loss and recognized immediately in profit or loss. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash-generating units that is expected to benefit from the synergies of the combination. The impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit.

An impairment loss recognized for goodwill is not reversed in a subsequent period. The Group assesses at the end of each reporting period whether there is any indication that an impairment loss recognized in prior periods for an asset, other than goodwill, may no longer exist or may have decreased, and an impairment loss recognized in prior periods for an asset other than goodwill shall be reversed if, and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. The increased carrying amount of an asset other than goodwill attributable to a reversal of an impairment loss cannot exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

3.12 Non-current Assets Held for Sale

A non-current asset or disposal group is classified as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the asset (or disposal group) must be available for immediate sale in its present condition and its sale must be highly probable. A non-current asset (or disposal group) classified as held for sale is measured at the lower of (a) its carrying amount measured in accordance with the applicable Korean IFRS, immediately before the initial classification of the asset (or disposal group) as held for sale and (b) fair value less costs to sell.

A non-current asset is not depreciated (or amortized) while it is classified as held for sale or is part of a disposal group classified as held for sale.

Impairment loss is recognized for any initial or subsequent write-down of the asset (or disposal group) to fair value less costs to sell. Gain is recognized for any subsequent increase in fair value less costs to sell of an asset, but not in excess of the cumulative impairment loss that has been recognized.

3.13 Financial Liabilities

The Group classifies financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement and the definitions of financial liabilities. The Group recognizes financial liabilities in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the financial liability.

3.13.1 Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such at initial recognition. After initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. At initial recognition, transaction costs that are directly attributable to the acquisition are recognized in profit or loss as incurred.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

In relation to securities lending or borrowing transactions, when the Group borrows securities from the Korea Securities Depository and others, these transactions are managed as off-balance sheet items. The borrowed securities are treated as financial liabilities at fair value through profit or loss when they are sold. Changes in fair value at the end of the reporting period and difference between carrying amount at redemption and purchased amount are recognized in profit or loss.

3.13.2 Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. Other financial liabilities include deposits, borrowings, debentures, and others. At initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the acquisition. After initial recognition, other financial liabilities are measured at amortized cost, and its interest expense is recognized, using the effective interest method.

When an asset is sold under repurchase agreement, the Group continues to recognize the asset with the amount sold being accounted for as borrowings. The Group derecognizes a financial liability from the consolidated statement of financial position only when it is extinguished (i.e., when the obligation specified in the contract is discharged, canceled or expires).

3.14 Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Inevitable risks and uncertainties surrounding related events and circumstances are considered in measuring the best estimate of the provisions, and where the effect of the time value of money is material, the amount of provisions is the present value of the expenditures expected to be required to settle the obligation.

Provisions for confirmed and unconfirmed acceptances and guarantees, and unused credit lines of consumer and corporate loans are recognized using a valuation model that applies the credit conversion factor, PD, and LGD.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provisions are reversed.

An onerous contract is a contract in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. The unavoidable costs under a contract reflect the least net cost of exiting from the contract, which is the lower of the cost of fulfilling it and any compensation or penalties arising from failure to fulfill it. If the Group has a contract that is onerous, the present obligation under the contract is recognized and measured as provisions.

3.15 Financial Guarantee Contracts

Financial guarantee contracts require the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due in accordance with the original or modified terms of a debt instrument.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

Financial guarantee contracts are initially recognized at fair value, and classified as other liabilities and are amortized over the contractual term. After initial recognition, financial guarantee contracts are measured at the higher of:

•	The amount determined in accordance with Korean IFRS No.1109 Financial Instruments and

•	The amount initially recognized less, when appropriate, the cumulative amount of income recognized in accordance with Korean IFRS No.1115 Revenue from Contracts with Customers.

3.16 Equity Instrument Issued by the Group

An equity instrument is any contract or agreement that evidences a residual interest in the assets of an entity after deducting all of its liabilities.

3.16.1 Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or the exercise of stock option are deducted from the equity, net of any tax effects.

3.16.2 Hybrid securities

The financial instruments can be classified as either financial liabilities or equity in accordance with the terms of the contract. The Group classifies hybrid securities as an equity if the Group has the unconditional right to avoid any contractual obligation to deliver cash or another financial asset in relation to the financial instruments. However, hybrid securities issued by subsidiaries are classified as non-controlling interests, dividends are recognized in the consolidated statement of comprehensive income as profit attributable to non-controlling interests.

3.16.3 Compound financial instruments

A compound financial instrument is classified as a financial liability or an equity instrument depending on the substance of the contractual arrangement of such financial instrument. The liability component of the compound financial instrument is measured at fair value of the similar liability without conversion option at initial recognition and subsequently measured at amortized cost using effective interest method until it is extinguished by conversion or matured. The equity component is initially measured at fair value of compound financial instrument in its entirety less fair value of liability component net of tax effect, and it is not remeasured subsequently.

3.17 Revenue Recognition

The Group recognizes revenues in accordance with the following steps determined in accordance with Korean IFRS No.1115 Revenue from Contracts with Customers.

•	Step 1: Identify the contract with a customer.

•	Step 2: Identify the performance obligations in the contract.

•	Step 3: Determine the transaction price.

•	Step 4: Allocate the transaction price to the performance obligations in the contract.

•	Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

3.17.1 Interest income and expense

Interest income and expense on debt securities at fair value through profit or loss (excluding beneficiary certificates, equity investments, and other debt instruments), loans, financial instruments at amortized cost, and debt securities at fair value through other comprehensive income are recognized in the consolidated statement of comprehensive income using the effective interest method in accordance with Korean IFRS No.1109 Financial Instruments. The effective interest method is a method of calculating the amortized cost of a financial asset or a financial liability and allocating the interest income or interest expense over the relevant period.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial instrument or, where appropriate, a shorter period, to the gross carrying amount of a financial asset or to the amortized cost of a financial liability. When calculating the effective interest rate, the Group estimates expected cash flows by considering all contractual terms of the financial instrument but does not consider expected credit losses. The calculation includes all fees and points paid (main components of effective interest rate only) or received between parties to the contract that are an integral part of the effective interest rate, transaction costs, and all other premiums or discounts. In those rare cases when it is not possible to reliably estimate the cash flows and the expected life of a financial instrument, the Group uses the contractual cash flows over the full contractual term of the financial instrument.

Interest income on impaired financial assets is recognized using the interest rate used to discount the expected cash flows for the purpose of measuring the impairment loss. Interest income on debt securities at fair value through profit or loss is also classified as interest income in the consolidated statement of comprehensive income.

3.17.2 Fee and commission income

The Group recognizes financial service fees in accordance with the purpose of charging the fees and the accounting standards of the financial instrument related to the fees earned.

3.17.2.1 Fees that are an integral part of the effective interest of a financial instrument

Such fees are generally treated as adjustments of effective interest rate. Such fees may include compensation for activities such as evaluating the borrower’s financial condition, evaluating and recording guarantees, collateral and other security arrangements, negotiating the terms of the instrument, preparing and processing documents, and closing the transaction and origination fees received on issuing financial liabilities at amortized cost. However, fees relating to the creation or acquisition of a financial instrument at fair value through profit or loss are recognized as revenue immediately.

3.17.2.2 Fees related to performance obligations satisfied over time

If the control of a good or service is transferred over time, the Group recognizes revenue related to performance obligations over the period of performance obligations. Fees charged in return for the services for a certain period of time, such as asset management fees, consignment business fees, etc. are recognized over the period of performance obligations.

3.17.2.3 Fees related to performance obligations satisfied at a point in time

Fees earned at a point in time are recognized as revenue when a customer obtains control of a promised good or service and the Group satisfies a performance obligation.

Commission on negotiation or participation in negotiation for the third party such as trading stocks or other securities, arranging merger and acquisition of business, is recognized as revenue when the transaction has been completed.

If the Group arranges a syndicated loan but does not participate in the syndicated loan or participates in the syndicated loan with the same effective profit as other participants, a syndication arrangement fee is recognized as revenue at the completion of the syndication service.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

3.17.3 Net gains or losses on financial instruments at fair value through profit or loss

Net gains or losses on financial instruments at fair value through profit or loss (including changes in fair value, dividends, and gains or losses from foreign currency translation) include gains or losses on financial instruments as follows:

•	Gains or losses relating to financial instruments at fair value through profit or loss (excluding interest income using the effective interest rate method)

•	Gains or losses relating to derivative financial instruments for trading (including derivative financial instruments for hedging purpose but do not qualify for hedge accounting)

3.17.4 Dividend income

Dividend income is recognized in profit or loss when the right to receive payment is established. Dividend income is recognized as net gains or losses on financial instruments at fair value through profit or loss or other operating income depending on the classification of equity securities.

3.18 Employee Compensation and Benefits

3.18.1 Post-employment benefits

3.18.1.1 Defined contribution plans

When an employee has rendered service to the Group during a period, the Group recognizes the contribution payable to a defined contribution plan in exchange for that service as post-employment benefits for the period.

3.18.1.2 Defined benefit plans

All post-employment benefits, other than defined contribution plans, are classified as defined benefit plans. The amount recognized as a net defined benefit liability is the present value of the defined benefit obligation less the fair value of plan assets at the end of the reporting period.

The present value of the defined benefit obligation is calculated annually by a qualified actuary using the projected unit credit method. The rate used to discount post-employment benefit obligations is determined by reference to market yields at the end of the reporting period on high quality corporate bonds. The currency and term of the corporate bonds are consistent with the currency and estimated term of the post-employment benefit obligations. Actuarial gains and losses resulting from changes in actuarial assumptions and experience adjustments are recognized in other comprehensive income.

When the present value of the defined benefit obligation minus the fair value of plan assets results in an asset, it is recognized to the extent of the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

Past service cost is the change in the present value of the defined benefit obligation for employee service in prior periods, resulting from the introduction or changes to a defined benefit plan. Such past service cost is immediately recognized as an expense for the period.

3.18.2 Short-term employee benefits

Short-term employee benefits are employee benefits that are expected to be settled wholly before twelve months after the end of the annual reporting period in which the employees render the related service. When an employee has rendered service to the Group during an accounting period, the Group recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service as an expense for the period.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

The expected cost of profit-sharing and bonus payments is recognized as liabilities when the Group has a present legal or constructive obligation to make payments as a result of past events, such as service rendered by employees, and a reliable estimate of the obligation can be made.

3.18.3 Share-based payment

The Group provides its executives and employees with stock grants and mileage stock programs. When stock grants are exercised, the Group can either select to distribute shares of KB Financial Group Inc., the Parent Company or compensate in cash based on the share price. When mileage stock is exercised, the Group pays the amount equivalent to share price of KB Financial Group Inc. in cash.

For a share-based payment transaction in which the terms of the arrangement provide the Group with the choice of whether to settle in cash or by issuing equity instruments, the Group accounts for the transaction in accordance with the requirements applying to cash-settled share-based payment transactions because the Group determines that it has a present obligation to settle in cash based on a past practice and a stated policy of settling in cash. Therefore, the Group measures the liability incurred as consideration for the service received at fair value and recognizes related expense and accrued expense over the vesting periods. For mileage stock, the Group accounts for the transaction in accordance with the requirements applying to cash-settled share-based payment transactions, which are recognized as expenses and accrued expenses at the time of vesting.

Until the liability is settled, the Group remeasures the fair value of the liability at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in profit or loss as share-based payments.

3.18.4 Termination benefits

Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or an employee’s decision to accept an offer of benefits in exchange for the termination of employment. The Group recognizes a liability and expense for termination benefits at the earlier of the following dates; when the Group can no longer withdraw the offer of those benefits and when the Group recognizes costs for a restructuring that is within the scope of Korean IFRS No.1037 and involves the payment of termination benefits. If the termination benefits are not expected to be settled wholly before twelve months after the end of the annual reporting period, then the termination benefits are discounted to present value.

3.19 Income Tax Expense

Income tax expense comprises current tax expense and deferred income tax expense. Current and deferred income taxes are recognized as income or expense and included in profit or loss for the period, except to the extent that the tax arises from (a) a transaction or event which is recognized, in the same or a different period, outside profit or loss, either in other comprehensive income or directly in equity and (b) a business combination.

3.19.1 Current income tax

Current income tax is the amount of income tax payable (recoverable) in respect of the taxable profit (tax loss) for a period. A difference between the taxable profit and accounting profit may arise when income or expense is included in accounting profit in one period but is included in taxable profit in a different period. Differences may also arise if there is revenue that is exempt from taxation, or expense that is not deductible in determining taxable profit (loss). Current income tax liabilities for the current and prior periods are measured using the tax rates that have been enacted or substantively enacted by the end of the reporting period.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

The Group offsets current income tax assets and current income tax liabilities if, and only if, the Group (a) has a legally enforceable right to offset the recognized amounts and (b) intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

3.19.2 Deferred income tax

Deferred income tax is recognized, using the asset-liability method, on temporary differences arising between the tax-based amount of assets and liabilities and their carrying amount in the financial statements. Deferred income tax liabilities are recognized for all taxable temporary differences and deferred income tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized. However, deferred income tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax assets and liabilities are not recognized if they arise from the initial recognition of an asset or liability in a transaction that is not a business combination, and at the time of the transaction, affects neither accounting nor taxable profit or loss.

The Group recognizes a deferred income tax liability for all taxable temporary differences associated with investments in subsidiaries and associates, except to the extent that the Group is able to control the timing of the reversal of the temporary difference, and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of a deferred income tax asset is reviewed at the end of each reporting period. The Group reduces the carrying amount of a deferred income tax asset to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred income tax liabilities and deferred income tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

The Group offsets deferred income tax assets and deferred income tax liabilities if, and only if the Group has a legally enforceable right to offset current income tax assets against current income tax liabilities and the deferred income tax assets and the deferred income tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current income tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred income tax liabilities or assets are expected to be settled or recovered.

3.19.3 Uncertain tax positions

Uncertain tax positions arise from tax treatments applied by the Group which may be challenged by the tax authorities due to the complexity of the transaction or different interpretation of the tax laws, such as a claim for rectification, a claim for a refund related to additional tax or a tax investigation by the tax authorities. The Group recognizes its uncertain tax positions in the consolidated financial statements in accordance with Korean IFRS No.1012 and Interpretation of Korean IFRS No.2123. The income tax asset is recognized if a tax refund is probable for taxes levied by the tax authority, and the amount to be paid as a result of the tax investigation and others is recognized as the current tax payable. However, penalty tax and additional refund on tax are regarded as penalty or interest and are accounted for in accordance with Korean IFRS No.1037.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

3.19.4 Global Minimum Tax

The Group is subject to the global minimum tax under Pillar 2 legislation and has applied the exemption from recognizing and disclosing related deferred tax.

3.20 Transactions with the Trust Accounts

The Group accounts for trust assets separately from its own assets in accordance with the Financial Investment Services and Capital Markets Act. The borrowings from trust accounts represent transfer of funds in trust accounts into banking accounts. Such borrowings from trust accounts are recorded as receivables from the banking accounts in the trust accounts and as borrowings from trust accounts in the banking accounts. The Group earns trust fees from the trust accounts for its management of trust assets and operations. The reserves for future profits and losses are set up in the trust accounts for profits and losses related to those trust funds with a guarantee of the principal or of the principal and a certain minimum rate of return in accordance with the relevant laws and regulations applicable to trust operations. The reserves are used to provide for the losses on such trust funds and, if the losses incurred are in excess of the reserves, the excess losses are compensation paid as a loss on trust management in other operating expenses and the trust accounts recognize the corresponding compensation as compensation from banking accounts.

3.21 Leases

The Group as a lessor recognizes lease payments from operating leases as income on a straight-line basis over the lease term. Initial direct costs incurred in obtaining an operating lease are added to the carrying amount of the underlying asset and recognized as expense over the lease term on the same basis as lease income. The respective leased assets are included in the consolidated statement of financial position based on their nature.

A lessee is required to recognize a right-of-use asset (lease assets) representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. Assets and liabilities arising from a lease are initially measured at the present value.

Lease liabilities include the net present value of the following lease payments:

•	Fixed payments (including in-substance fixed payments), less any lease incentives receivable

•	Variable lease payments that depend on an index or a rate

•	Amounts expected to be payable by the lessee under residual value guarantees

•	The exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and

•	Payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease

The lease payments are discounted using the interest rate implicit in the lease if that rate can be readily determined. If that rate cannot be readily determined, the lessee’s incremental borrowing rate is used, which is the rate of interest that a lessee would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment.

Right-of-use assets are measured at cost comprising the following:

•	The amount of the initial measurement of the lease liability

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

•	Any lease payments made at or before the commencement date, less any lease incentives received

•	Any initial direct costs incurred by the lessee, and

•	An estimate of restoration costs

However, the Group can elect not to apply the requirements of Korean IFRS No.1116 to short-term lease (lease that, at the commencement date, has a lease term of 12 months or less) and leases for which the underlying asset is of low value (for example, underlying leased asset under USD 5,000). The Group applies the exemption of the standard for one time lease of real estate (for training purpose) and leases of low-value assets (underlying assets less than ~~W~~ 5 million or USD 5,000).

The right-of-use asset is depreciated from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term.

For sale and leaseback transactions, the Group applies the requirements of Korean IFRS No.1115 Revenue from Contracts with Customers, to determine whether the transfer of an asset is accounted for as a sale of that asset.

3.22 Operating Segments

The Group identifies its operating segments based on internal reports which are regularly reviewed by the chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

Segment information includes items which are directly attributable and can be allocated to the segment on a reasonable basis.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

4. Financial Risk Management

4.1 Summary

4.1.1 Overview of financial risk management policy

The financial risks that the Group is exposed to are credit risk, market risk, liquidity risk, operational risk, and others.

This note regarding financial risk management provides information about the risks that the Group is exposed to and about its objectives, policies, risk assessment and management procedures, and capital management. Additional quantitative information is disclosed throughout the consolidated financial statements.

The Group’s risk management system focuses on efficiently supporting long-term strategy and management decisions of each business group through increased risk transparency, spread of risk management culture, prevention of risk transfer between risk types, and preemptive response to rapidly changing financial environments. Credit risk, market risk, liquidity risk, and operational risk are recognized as the Group’s significant risks and measured and managed by quantifying them in the form of internal capital or Value at Risk (“VaR”) using statistical methods.

4.1.2 Risk management organization

4.1.2.1 Risk Management Committee

The Risk Management Committee, as the ultimate decision-making body, approves risk-related issues, such as establishing risk management strategies in accordance with the strategic direction determined by the board of directors, determining the affordable level of risk appetite, and reviewing the level of risk and the status of risk management activities.

4.1.2.2 Risk Management Council

The Risk Management Council deliberates on and resolves matters delegated by the Risk Management Committee and discusses the details of risk management policies and procedures of the Group.

4.1.2.3 Risk Management Subcommittees

The Risk Management Subcommittee implements decisions made by the Risk Management Council and makes practical decisions regarding the implementation of risk management policies and procedures.

- Credit Risk Management Subcommittee

The Credit Risk Management Subcommittee conducts deliberation and resolution on new approval of non-standard and compound instruments with embedded credit risks, review of credit risks for new products with credit risks, and establishment of exposure limits by industry.

- Market Risk Management Subcommittee

The Market Risk Management Subcommittee conducts deliberation and resolution on market risk-related matters, such as setting limits on market risk and approving detailed investment standards for new standard, non-standard and compound products.

- Operational Risk Management Subcommittee

The Operational Risk Management Subcommittee reviews the issues that have a significant effect on the Group’s operational risk such as establishment, amendment and abolition of major system, process and others.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

- Trust & Fund Customer Asset Risk Management Subcommittee

The Trust & Fund Customer Asset Risk Management Subcommittee reviews the issues that have a significant effect on the trust & fund customer asset risk management such as setting limits on trust & fund customer assets.

4.1.2.4 Risk Management Group

The Risk Management Group manages detailed risk management policies, procedures, and business processes.

4.2 Credit Risk

4.2.1 Overview of credit risk

Credit risk is the risk of loss from the portfolio of assets held due to the counterparty’s default, breach of contract, and deterioration of credit quality. For risk management reporting purposes, the Group considers all factors of credit risk exposure, such as default risk of individual borrowers, country risk, and risk of specific sectors. The Group defines default as the definition applied to the calculation of Capital Adequacy Ratio under the new Basel Accord (Basel III).

4.2.2 Credit risk management

The Group measures the expected loss and internal capital for the assets subject to credit risk management, including on-balance and off-balance sheet assets, and uses them as management indicators. The Group allocates and manages credit risk internal capital limits.

In addition, to prevent excessive concentration of exposures by borrower and industry, the total exposure limit at the Group level is introduced, applied, and managed to control the credit concentration risk.

All of the Group’s loan customers (individuals and corporates) are assigned a credit rating and managed by a credit evaluation system. For individuals, the credit rating is evaluated by utilizing personal information, income and job information, asset information, and bank transaction information. For corporates, the credit rating is evaluated by analyzing and utilizing financial and non-financial information which measures current and future corporate value and ability to repay the debt. Also, the extent to which corporates have the ability to meet debt obligations is comprehensively considered.

The credit rating, once assigned, serves as the fundamental instrument in the Group’s credit risk management, and is applied in a wide range of credit risk management processes, including credit approval, credit limit management, loan pricing, and assessment of allowances for credit losses. For corporates, the Group conducts a regular credit evaluation at least once a year, and the review and supervision departments regularly validate the adequacy of credit ratings to manage credit risks.

In order to establish a credit risk management system, the Group manages credit risk by forming a separate risk management organization. In particular, independently of the Sales Group, the Credit Management & Analysis Group, Retail Customer Group and SME/SOHO Customer Group are in charge of loan policy, loan system, credit rating, credit analysis, follow-up management, and corporate restructuring. The Risk Management Group is responsible for establishing policies on credit risk management, measuring and limiting internal capital of credit risk, setting credit limits, credit review, and verification of credit rating models.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

4.2.3 Maximum exposure to credit risk

The Group’s maximum exposures to credit risk without consideration of collateral values in relation to financial instruments other than equity securities as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025	December 31, 2024
Financial assets
Due from financial institutions [1]	24,260,096	20,832,755
Financial assets at fair value through profit or loss:
Securities measured at fair value through profit or loss	25,198,616	21,518,991
Loans measured at fair value through profit or loss	270,623	250,141
Due from financial institutions measured at fair value through profit or loss	412,279	158,519
Derivatives	6,871,392	10,249,619
Loans measured at amortized cost [1]	428,818,361	409,867,155
Financial investments:
Securities measured at fair value through other comprehensive income	43,299,619	43,531,616
Securities measured at amortized cost [1]	34,293,913	36,355,808
Loans measured at fair value through other comprehensive income	339,057	280,908
Other financial assets [1]	10,483,802	9,328,611

	574,247,758	552,374,123

Off-balance sheet items [2]
Acceptances and guarantees contracts	15,588,992	16,420,629
Financial guarantee contracts	6,333,153	5,717,630
Commitments	119,679,745	122,784,119

	141,601,890	144,922,378

	715,849,648	697,296,501

[1]	After netting of allowance
[2]	For details of related provisions, see Note 22.

4.2.4 Credit risk of loans

The Group maintains allowances for loan losses associated with credit risk of loans to manage its credit risk.

The Group assesses expected credit losses and recognizes loss allowances of financial assets at amortized cost and financial assets at fair value through other comprehensive income (debt instruments). Financial assets at fair value through profit or loss are excluded. Expected credit losses are a probability-weighted estimate of possible credit losses occurring in a certain range by reflecting supportable information that is reasonably available at the end of the reporting period without undue cost or effort, including information about past events, current conditions, and forecasts of future economic conditions. The Group measures the expected credit losses of loans classified as financial assets at amortized cost, by deducting allowances for credit losses in the consolidated statements of financial position. The expected credit losses of loans classified as financial assets at fair value through other comprehensive income are presented in other comprehensive income in the consolidated statements of financial position.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

4.2.4.1 Credit risk exposure

Credit qualities of loans as of December 31, 2025 and 2024, are as follows:

	December 31, 2025
(In millions of Korean won)	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach	Not applying expected credit losses	Total
		Non-impaired	Impaired
Loans measured at amortized cost *
Corporate
Grade 1	137,484,818	10,705,776	7,286	—	—	148,197,880
Grade 2	69,241,676	12,089,660	11,071	—	—	81,342,407
Grade 3	3,447,297	5,212,502	24,505	—	—	8,684,304
Grade 4	759,730	1,075,886	30,669	—	—	1,866,285
Grade 5	8,037	643,496	2,435,258	—	—	3,086,791

	210,941,558	29,727,320	2,508,789	—	—	243,177,667

Retail
Grade 1	174,425,696	5,126,760	3,927	—	—	179,556,383
Grade 2	3,150,412	3,727,245	13,446	—	—	6,891,103
Grade 3	219,364	877,665	15,727	—	—	1,112,756
Grade 4	83,654	353,998	20,729	—	—	458,381
Grade 5	20,723	266,178	876,463	—	—	1,163,364

	177,899,849	10,351,846	930,292	—	—	189,181,987

Credit card
Grade 1	—	—	—	—	—	—
Grade 2	15,248	235	—	—	—	15,483
Grade 3	—	—	—	—	—	—
Grade 4	—	—	—	—	—	—
Grade 5	—	1,680	6,605	—	—	8,285

	15,248	1,915	6,605	—	—	23,768

	388,856,655	40,081,081	3,445,686	—	—	432,383,422

Loans measured at fair value through other comprehensive income
Corporate
Grade 1	317,446	—	—	—	—	317,446
Grade 2	21,611	—	—	—	—	21,611
Grade 3	—	—	—	—	—	—
Grade 4	—	—	—	—	—	—
Grade 5	—	—	—	—	—	—

	339,057	—	—	—	—	339,057

	339,057	—	—	—	—	339,057

	389,195,712	40,081,081	3,445,686	—	—	432,722,479

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

4.2.4.1 Credit risk exposure (cont’d)

	December 31, 2024
	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach	Not applying expected credit losses	Total
(In millions of Korean won)		Non-impaired	Impaired
Loans measured at amortized cost *
Corporate
Grade 1	132,941,051	7,550,591	2,515	—	—	140,494,157
Grade 2	66,438,146	11,122,290	5,113	—	—	77,565,549
Grade 3	3,484,997	4,493,219	14,477	—	—	7,992,693
Grade 4	778,312	894,939	8,942	—	—	1,682,193
Grade 5	17,805	676,510	2,786,832	—	—	3,481,147

	203,660,311	24,737,549	2,817,879	—	—	231,215,739

Retail
Grade 1	167,237,076	4,653,883	6,215	—	—	171,897,174
Grade 2	3,530,814	3,795,083	9,988	—	—	7,335,885
Grade 3	262,081	1,202,051	15,107	—	—	1,479,239
Grade 4	101,340	145,095	5,359	—	—	251,794
Grade 5	21,538	526,127	822,774	—	—	1,370,439

	171,152,849	10,322,239	859,443	—	—	182,334,531

Credit card
Grade 1	—	—	—	—	—	—
Grade 2	19,418	—	—	—	—	19,418
Grade 3	—	—	—	—	—	—
Grade 4	—	—	—	—	—	—
Grade 5	—	1,900	13,324	—	—	15,224

	19,418	1,900	13,324	—	—	34,642

	374,832,578	35,061,688	3,690,646	—	—	413,584,912

Loans measured at fair value through other comprehensive income
Corporate
Grade 1	236,614	—	—	—	—	236,614
Grade 2	44,294	—	—	—	—	44,294
Grade 3	—	—	—	—	—	—
Grade 4	—	—	—	—	—	—
Grade 5	—	—	—	—	—	—

	280,908	—	—	—	—	280,908

	280,908	—	—	—	—	280,908

	375,113,486	35,061,688	3,690,646	—	—	413,865,820

*	Before netting of allowance

Credit qualities of loans graded according to internal credit ratings as of December 31, 2025 and 2024, are as follows:

	Corporate	Retail
Grade 1	AAA ~ BBB+	1 ~ 5 grade
Grade 2	BBB ~ BB	6 ~ 8 grade
Grade 3	BB- ~ B	9 ~ 10 grade
Grade 4	B- ~ CCC	11 grade
Grade 5	CC or under	12 grade or under

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

4.2.4.2 Credit risk mitigation by collateral

Quantification of the extent to which collateral and other credit enhancements mitigate credit risk of loans as of December 31, 2025 and 2024, are as follows:

	December 31, 2025
	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach	Not applying expected credit losses	Total
(In millions of Korean won)		Non-impaired	Impaired
Guarantees	117,143,803	13,319,222	336,100	—	—	130,799,125
Deposits and savings	3,323,323	178,661	10,512	—	—	3,512,496
Property and equipment	4,602,282	714,871	102,408	—	—	5,419,561
Real estate	219,578,201	22,296,113	1,887,735	—	—	243,762,049

	344,647,609	36,508,867	2,336,755	—	—	383,493,231

	December 31, 2024
	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach	Not applying expected credit losses	Total
(In millions of Korean won)		Non-impaired	Impaired
Guarantees	119,686,001	8,303,088	482,439	—	—	128,471,528
Deposits and savings	2,851,931	127,130	11,704	—	—	2,990,765
Property and equipment	4,027,487	682,702	134,826	—	—	4,845,015
Real estate	210,244,585	20,653,660	2,074,757	—	—	232,973,002

	336,810,004	29,766,580	2,703,726	—	—	369,280,310

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

4.2.5 Credit risk of securities

Credit qualities of securities exposed to credit risk other than equity securities among financial investments as of December 31, 2025 and 2024, are as follows:

	December 31, 2025
	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach	Not applying expected credit losses	Total
(In millions of Korean won)		Non-impaired	Impaired
Securities measured at amortized cost *
Grade 1	30,924,681	—	—	—	—	30,924,681
Grade 2	3,378,995	—	—	—	—	3,378,995
Grade 3	7,175	—	—	—	—	7,175
Grade 4	—	—	—	—	—	—
Grade 5	—	—	—	—	—	—

	34,310,851	—	—	—	—	34,310,851

Securities measured at fair value through other comprehensive income
Grade 1	41,595,465	—	—	—	—	41,595,465
Grade 2	1,704,154	—	—	—	—	1,704,154
Grade 3	—	—	—	—	—	—
Grade 4	—	—	—	—	—	—
Grade 5	—	—	—	—	—	—

	43,299,619	—	—	—	—	43,299,619

	77,610,470	—	—	—	—	77,610,470

	December 31, 2024
	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach	Not applying expected credit losses	Total
(In millions of Korean won)		Non-impaired	Impaired
Securities measured at amortized cost *
Grade 1	33,003,394	—	—	—	—	33,003,394
Grade 2	3,369,418	—	—	—	—	3,369,418
Grade 3	—	—	—	—	—	—
Grade 4	—	—	—	—	—	—
Grade 5	—	—	—	—	—	—

	36,372,812	—	—	—	—	36,372,812

Securities measured at fair value through other comprehensive income
Grade 1	40,326,065	—	—	—	—	40,326,065
Grade 2	3,201,273	—	—	—	—	3,201,273
Grade 3	4,278	—	—	—	—	4,278
Grade 4	—	—	—	—	—	—
Grade 5	—	—	—	—	—	—

	43,531,616	—	—	—	—	43,531,616

	79,904,428	—	—	—	—	79,904,428

*	Before netting of allowance

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

4.2.5 Credit risk of securities(cont’d)

Credit qualities of securities other than equity securities, according to the credit ratings by external credit rating agencies as of December 31, 2025 and 2024, are as follows:

Credit quality	Domestic			Foreign
	KIS	NICE P&I	FnPricing Inc.	S&P	Fitch-IBCA	Moody’s
Grade 1	AA0 to AAA	AA0 to AAA	AA0 to AAA	A- to AAA	A- to AAA	A3 to Aaa
Grade 2	A- to AA-	A- to AA-	A- to AA-	BBB- to BBB+	BBB- to BBB+	Baa3 to Baa1
Grade 3	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BB to BB+	BB to BB+	Ba2 to Ba1
Grade 4	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	B+ to BB-	B+ to BB-	B1 to Ba3
Grade 5	BB- or under	BB- or under	BB- or under	B or under	B or under	B2 or under

Credit qualities of debt securities denominated in Korean won are based on the lowest credit rating by the domestic credit rating agencies above, and those denominated in foreign currencies are based on the lowest credit rating by the foreign credit rating agencies above.

4.2.6 Credit risk of due from financial institutions

Credit qualities of due from financial institutions as of December 31, 2025 and 2024, are as follows:

	December 31, 2025
(In millions of Korean won)	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach	Total
		Non-impaired	Impaired
Due from financial institutions measured at amortized cost *
Grade 1	22,562,423	—	—	—	22,562,423
Grade 2	787,777	—	—	—	787,777
Grade 3	122,333	—	—	—	122,333
Grade 4	—	—	—	—	—
Grade 5	787,728	—	—	—	787,728

	24,260,261	—	—	—	24,260,261

	December 31, 2024
(In millions of Korean won)	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach	Total
		Non-impaired	Impaired
Due from financial institutions measured at amortized cost *
Grade 1	19,525,749	—	—	—	19,525,749
Grade 2	583,467	—	—	—	583,467
Grade 3	62,213	—	—	—	62,213
Grade 4	—	—	—	—	—
Grade 5	661,849	—	—	—	661,849

	20,833,278	—	—	—	20,833,278

*	Before netting of allowance

The classification criteria of the credit qualities of due from financial institutions as of December 31, 2025 and 2024, are the same as the criteria for securities other than equity securities.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

4.2.7 Credit risk mitigation of derivative financial instruments

Quantification of the extent to which collateral mitigates credit risk of derivative financial instruments as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025	December 31, 2024
Deposits, savings, securities, and others	993,246	730,787

4.2.8 Credit risk concentration analysis

4.2.8.1 Classifications of loans by country as of December 31, 2025 and 2024, are as follows:

	December 31, 2025
(In millions of Korean won)	Retail	Corporate *	Credit card	Total	%	Allowances	Carrying amount
Korea	184,070,409	217,635,777	—	401,706,186	92.77	(2,267,060)	399,439,126
Japan	—	1,401,964	—	1,401,964	0.32	(3,668)	1,398,296
United States	—	3,856,249	—	3,856,249	0.89	(41,879)	3,814,370
China	215,176	6,163,073	—	6,378,249	1.47	(16,088)	6,362,161
Cambodia	3,550,364	3,882,085	—	7,432,449	1.72	(495,254)	6,937,195
Indonesia	1,315,935	3,758,219	23,768	5,097,922	1.18	(488,797)	4,609,125
Others	30,103	7,089,980	—	7,120,083	1.65	(252,315)	6,867,768

	189,181,987	243,787,347	23,768	432,993,102	100.00	(3,565,061)	429,428,041

	December 31, 2024
(In millions of Korean won)	Retail	Corporate *	Credit card	Total	%	Allowances	Carrying amount
Korea	177,437,549	202,815,337	—	380,252,886	91.82	(2,357,985)	377,894,901
Japan	—	1,143,582	—	1,143,582	0.28	(2,946)	1,140,636
United States	—	4,840,908	—	4,840,908	1.17	(112,283)	4,728,625
China	181,539	7,095,199	—	7,276,738	1.76	(30,199)	7,246,539
Cambodia	3,276,314	4,263,552	—	7,539,866	1.82	(351,986)	7,187,880
Indonesia	1,361,157	3,940,205	34,642	5,336,004	1.29	(526,735)	4,809,269
Others	77,972	7,648,005	—	7,725,977	1.86	(335,623)	7,390,354

	182,334,531	231,746,788	34,642	414,115,961	100.00	(3,717,757)	410,398,204

*	Expected credit losses of loans measured at fair value through other comprehensive income as of December 31, 2025 and 2024, are ~~W~~ 703 million and ~~W~~ 744 million, respectively.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

4.2.8.2 Classifications of corporate loans by industry as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025
	Loans	%	Allowances*	Carrying amount
Financial institutions	25,835,415	10.60	(73,143)	25,762,272
Manufacturing	57,966,293	23.78	(534,806)	57,431,487
Service	110,376,025	45.28	(948,552)	109,427,473
Wholesale and retail	30,813,265	12.64	(544,719)	30,268,546
Construction	4,864,248	2.00	(249,830)	4,614,418
Public sector	1,894,881	0.78	(55,802)	1,839,079
Others	12,037,220	4.92	(175,546)	11,861,674

	243,787,347	100.00	(2,582,398)	241,204,949

(In millions of Korean won)	December 31, 2024
	Loans	%	Allowances *	Carrying amount
Financial institutions	20,580,442	8.88	(64,648)	20,515,794
Manufacturing	54,054,594	23.32	(586,228)	53,468,366
Service	107,974,154	46.59	(1,018,072)	106,956,082
Wholesale and retail	30,129,095	13.00	(544,323)	29,584,772
Construction	5,043,621	2.18	(261,595)	4,782,026
Public sector	1,993,068	0.86	(63,589)	1,929,479
Others	11,971,814	5.17	(190,407)	11,781,407

	231,746,788	100.00	(2,728,862)	229,017,926

*	Expected credit losses of loans measured at fair value through other comprehensive income as of December 31, 2025 and 2024, are ~~W~~ 703 million and ~~W~~ 744 million, respectively.

4.2.8.3 Classifications of retail loans and credit card receivables as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025
	Loans	%	Allowances	Carrying amount
Housing loan	112,648,211	59.54	(350,734)	112,297,477
General loan	76,533,776	40.45	(625,070)	75,908,706
Credit card	23,768	0.01	(6,859)	16,909

	189,205,755	100.00	(982,663)	188,223,092

(In millions of Korean won)	December 31, 2024
	Loans	%	Allowances	Carrying amount
Housing loan	103,744,074	56.89	(282,053)	103,462,021
General loan	78,590,457	43.09	(693,887)	77,896,570
Credit card	34,642	0.02	(12,955)	21,687

	182,369,173	100.00	(988,895)	181,380,278

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

4.2.8.4 Classifications of domestic mortgage loans as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025
	Loans *	%	Allowances	Carrying amount
Group 1	25,494,147	19.96	(29,139)	25,465,008
Group 2	26,589,463	20.82	(24,429)	26,565,034
Group 3	35,543,475	27.83	(55,964)	35,487,511
Group 4	37,715,824	29.53	(95,300)	37,620,524
Group 5	2,337,963	1.83	(14,024)	2,323,939
Group 6	31,695	0.03	(533)	31,162

	127,712,567	100.00	(219,389)	127,493,178

(In millions of Korean won)	December 31, 2024
	Loans *	%	Allowances	Carrying amount
Group 1	25,297,580	20.88	(30,320)	25,267,260
Group 2	27,953,280	23.07	(21,900)	27,931,380
Group 3	35,511,454	29.31	(48,993)	35,462,461
Group 4	30,704,076	25.34	(69,972)	30,634,104
Group 5	1,677,549	1.39	(8,806)	1,668,743
Group 6	16,176	0.01	(200)	15,976

	121,160,115	100.00	(180,191)	120,979,924

*	Retail loans for general purpose with the real estate as collateral are included.

Ranges
Group 1	LTV 0% to less than 20% *
Group 2	LTV 20% to less than 40%
Group 3	LTV 40% to less than 60%
Group 4	LTV 60% to less than 80%
Group 5	LTV 80% to less than 100%
Group 6	LTV over 100%

*	LTV: Loan to Value ratio

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

4.2.8.5 Classifications of due from financial institutions, securities other than equity securities, and derivative financial assets by industry as of December 31, 2025 and 2024, are as follows:

	December 31, 2025
(In millions of Korean won)	Amount	%	Allowances	Carrying amount
Due from financial institutions measured at amortized cost
Government and government funded institutions	548,066	2.26	—	548,066
Finance and insurance	23,712,195	97.74	(165)	23,712,030

	24,260,261	100.00	(165)	24,260,096
Due from financial institutions measured at fair value through profit or loss
Finance and insurance	412,279	100.00	—	412,279

	412,279	100.00	—	412,279

Securities measured at fair value through profit or loss
Government and government funded institutions	12,008,132	47.65	—	12,008,132
Finance and insurance [1]	11,363,613	45.10	—	11,363,613
Others	1,826,871	7.25	—	1,826,871

	25,198,616	100.00	—	25,198,616

Derivative financial assets
Government and government funded institutions	36,363	0.53	—	36,363
Finance and insurance [1]	6,045,279	87.98	—	6,045,279
Others	789,750	11.49	—	789,750

	6,871,392	100.00	—	6,871,392

Securities measured at fair value through other comprehensive income [2]
Government and government funded institutions	21,038,964	48.59	—	21,038,964
Finance and insurance	18,155,306	41.93	—	18,155,306
Others	4,105,349	9.48	—	4,105,349

	43,299,619	100.00	—	43,299,619

Securities measured at amortized cost
Government and government funded institutions	14,238,786	41.50	(1,046)	14,237,740
Finance and insurance	19,887,446	57.96	(15,573)	19,871,873
Others	184,619	0.54	(319)	184,300

	34,310,851	100.00	(16,938)	34,293,913

	134,353,018		(17,103)	134,335,915

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

4.2.8.5 Classifications of due from financial institutions, securities other than equity securities, and derivative financial assets by industry as of December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2024
	Amount	%	Allowances	Carrying amount
Due from financial institutions measured at amortized cost
Government and government funded institutions	—	—	—	—
Finance and insurance	20,833,278	100.00	(523)	20,832,755

	20,833,278	100.00	(523)	20,832,755

Due from financial institutions measured at fair value through profit or loss
Finance and insurance	158,519	100.00	—	158,519

	158,519	100.00	—	158,519

Securities measured at fair value through profit or loss
Government and government funded institutions	9,932,370	46.16	—	9,932,370
Finance and insurance [1]	9,987,433	46.41	—	9,987,433
Others	1,599,188	7.43	—	1,599,188

	21,518,991	100.00	—	21,518,991

Derivative financial assets
Government and government funded institutions	49,939	0.49	—	49,939
Finance and insurance [1]	8,906,997	86.90	—	8,906,997
Others	1,292,683	12.61	—	1,292,683

	10,249,619	100.00	—	10,249,619

Securities measured at fair value through other comprehensive income [2]
Government and government funded institutions	15,555,820	35.73	—	15,555,820
Finance and insurance	22,464,794	51.61	—	22,464,794
Others	5,511,002	12.66	—	5,511,002

	43,531,616	100.00	—	43,531,616

Securities measured at amortized cost
Government and government funded institutions	15,444,860	42.46	(779)	15,444,081
Finance and insurance	20,716,357	56.96	(15,863)	20,700,494
Others	211,595	0.58	(362)	211,233

	36,372,812	100.00	(17,004)	36,355,808

	132,664,835		(17,527)	132,647,308

[1]	Collective investment securities (including transactions with collective investment schemes) are classified as finance and insurance.
[2]	Expected credit losses of securities measured at fair value through other comprehensive income as of December 31, 2025 and 2024, are ~~W~~ 9,762 million and ~~W~~ 14,010 million, respectively.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

4.2.8.6 Classifications of due from financial institutions, securities other than equity securities, and derivative financial assets by country as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025
	Amount	%	Allowances	Carrying amount
Due from financial institutions measured at amortized cost
Korea	16,625,408	68.53	—	16,625,408
United States	3,385,210	13.95	—	3,385,210
Others	4,249,643	17.52	(165)	4,249,478

	24,260,261	100.00	(165)	24,260,096

Due from financial institutions measured at fair value through profit or loss
Others	412,279	100.00	—	412,279

	412,279	100.00	—	412,279

Securities measured at fair value through profit or loss
Korea	21,530,594	85.44	—	21,530,594
United States	805,341	3.20	—	805,341
Others	2,862,681	11.36	—	2,862,681

	25,198,616	100.00	—	25,198,616

Derivative financial assets
Korea	2,753,421	40.07	—	2,753,421
United States	1,621,717	23.60	—	1,621,717
France	554,494	8.07	—	554,494
Others	1,941,760	28.26	—	1,941,760

	6,871,392	100.00	—	6,871,392

Securities measured at fair value through other comprehensive income *
Korea	38,622,256	89.20	—	38,622,256
United States	2,210,851	5.10	—	2,210,851
Others	2,466,512	5.70	—	2,466,512

	43,299,619	100.00	—	43,299,619

Securities measured at amortized cost
Korea	30,357,007	88.48	(12,287)	30,344,720
United States	701,592	2.04	(705)	700,887
United Kingdom	906,314	2.64	(999)	905,315
Others	2,345,938	6.84	(2,947)	2,342,991

	34,310,851	100.00	(16,938)	34,293,913

	134,353,018		(17,103)	134,335,915

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

4.2.8.6 Classifications of due from financial institutions, securities other than equity securities, and derivative financial assets by country as of December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2024
	Amount	%	Allowances	Carrying amount
Due from financial institutions measured at amortized cost
Korea	13,853,047	66.49	—	13,853,047
United States	2,867,699	13.76	(91)	2,867,608
Others	4,112,532	19.75	(432)	4,112,100

	20,833,278	100.00	(523)	20,832,755

Due from financial institutions measured at fair value through profit or loss
Others	158,519	100.00	—	158,519

	158,519	100.00	—	158,519

Securities measured at fair value through profit or loss
Korea	18,817,222	87.44	—	18,817,222
United States	412,623	1.92	—	412,623
Others	2,289,146	10.64	—	2,289,146

	21,518,991	100.00	—	21,518,991

Derivative financial assets
Korea	3,932,304	38.37	—	3,932,304
United States	2,796,950	27.29	—	2,796,950
France	1,117,765	10.91	—	1,117,765
Others	2,402,600	23.43	—	2,402,600

	10,249,619	100.00	—	10,249,619

Securities measured at fair value through other comprehensive income *
Korea	38,303,118	87.99	—	38,303,118
United States	2,670,207	6.13	—	2,670,207
Others	2,558,291	5.88	—	2,558,291

	43,531,616	100.00	—	43,531,616

Securities measured at amortized cost
Korea	31,752,689	87.30	(12,380)	31,740,309
United States	1,706,669	4.69	(1,112)	1,705,557
United Kingdom	859,745	2.36	(953)	858,792
Others	2,053,709	5.65	(2,559)	2,051,150

	36,372,812	100.00	(17,004)	36,355,808

	132,664,835		(17,527)	132,647,308

*	Expected credit loss of securities measured at fair value through other comprehensive income as of December 31, 2025 and 2024, are ~~W~~ 9,762 million and ~~W~~ 14,010 million, respectively.

Due from financial institutions, financial instruments at fair value through profit or loss linked to the gold price, and derivative financial instruments are mostly related to the finance and insurance industries with high credit ratings.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

4.3 Liquidity Risk

4.3.1 Overview of liquidity risk

Liquidity risk is a risk that the Group becomes insolvent due to the mismatch between the inflow and outflow of funds, unexpected cash outflows, or a risk of loss due to financing funds at a high interest rate or disposing of securities at an unfavorable price due to lack of available funds. The Group manages its liquidity risk through analysis of the contractual maturity of interest-bearing assets and liabilities, assets and liabilities related to the other inflows and outflows of funds, and off-balance sheet items related to the inflows and outflows of funds such as currency derivative instruments and others.

4.3.2 Liquidity risk management and indicator

The liquidity risk is managed by comprehensive risk management policies and Asset Liability Management (“ALM”) risk management guidelines set forth in these policies that apply to all risk management policies and procedures that may arise throughout the overall business of the Group.

The Group establishes a liquidity risk management strategy, including objectives of liquidity risk management, management policies, and internal control systems, and obtains approval from the Risk Management Committee. The Risk Management Committee establishes the Risk Management Council for efficient risk management to supervise the establishment and implementation of policies according to risk management strategies.

The Group calculates and manages the Liquidity Coverage Ratio (“LCR”), Net Stable Funding Ratio (“NSFR”), liquidity ratio, maturity mismatch ratio and liquidity stress testing results for all transactions and off-balance sheet transactions, that affect the cash flows in Korean won and foreign currency funds raised and operated for the management of liquidity risks and periodically reports them to the Risk Management Council and the Risk Management Committee.

4.3.3 Analysis of remaining contractual maturity of financial liabilities

The cash flows disclosed in the maturity analysis are undiscounted contractual amounts including principal and future interest and payments; as such, amounts in the table below do not match with those in the consolidated statements of financial position which are based on discounted cash flows. The future interest payments of floating-rate liabilities are calculated on the assumption that the current interest rate is the same until maturity.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

4.3.3.1 Remaining contractual maturity of financial liabilities other than derivatives held for cash flow hedge, and off-balance sheet items as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025
	On demand	Up to 1 month	1-3 months	3-12 months	1-5 years	Over 5 years	Total
Financial liabilities
Financial liabilities at fair value through profit or loss [1]	420,329	—	—	—	—	—	420,329
Derivatives held for trading [1]	5,798,316	—	—	—	—	—	5,798,316
Derivatives held for hedging [2]	—	2,770	(4,882)	11,169	14,421	(58)	23,420
Deposits [3]	180,167,438	40,302,084	56,827,805	141,418,287	28,465,302	1,288,453	448,469,369
Borrowings	2,929	12,689,691	3,529,013	9,687,764	6,393,111	871,550	33,174,058
Debentures	868	2,287,141	3,840,124	15,054,644	15,314,709	1,977,488	38,474,974
Lease liabilities	633	22,378	43,569	173,995	490,534	15,073	746,182
Other financial liabilities	2,965	21,002,519	18,495	139,270	8,710	—	21,171,959

	186,393,478	76,306,583	64,254,124	166,485,129	50,686,787	4,152,506	548,278,607

Off-balance sheet items
Commitments [4]	119,679,745	—	—	—	—	—	119,679,745
Acceptances and guarantees contracts [5]	15,588,992	—	—	—	—	—	15,588,992
Financial guarantee contracts [5]	6,333,153	—	—	—	—	—	6,333,153

	141,601,890	—	—	—	—	—	141,601,890

(In millions of Korean won)	December 31, 2024
	On demand	Up to 1 month	1-3 months	3-12 months	1-5 years	Over 5 years	Total
Financial liabilities
Financial liabilities at fair value through profit or loss [1]	159,212	—	—	—	—	—	159,212
Derivatives held for trading [1]	9,577,007	—	—	—	—	—	9,577,007
Derivatives held for hedging [2]	—	309	6,074	9,715	21,356	(3,206)	34,248
Deposits [3]	168,376,031	41,485,645	57,566,816	136,747,218	24,290,213	1,504,585	429,970,508
Borrowings	2,105	10,945,009	5,137,355	9,241,974	6,895,462	970,093	33,191,998
Debentures	1,113	1,515,914	3,629,101	11,878,286	16,151,920	4,084,998	37,261,332
Lease liabilities	196	22,118	42,394	174,266	482,320	107,434	828,728
Other financial liabilities	2,966	17,652,160	23,715	137,009	9,076	—	17,824,926

	178,118,630	71,621,155	66,405,455	158,188,468	47,850,347	6,663,904	528,847,959

Off-balance sheet items
Commitments [4]	122,784,119	—	—	—	—	—	122,784,119
Acceptances and guarantees contracts [5]	16,420,629	—	—	—	—	—	16,420,629
Financial guarantee contracts [5]	5,717,630	—	—	—	—	—	5,717,630

	144,922,378	—	—	—	—	—	144,922,378

[1]

Financial liabilities at fair value through profit or loss and derivatives held for trading are not managed by contractual maturity because they are expected to be traded or redeemed before maturity. Therefore, the carrying amounts of those financial instruments are included in the ‘On demand’ category.

[2]	Cash flows of derivative instruments held for hedging are shown at net amount of cash inflows and outflows by remaining contractual maturity.
[3]	Deposits that are contractually repayable on demand or on short notice are included in the ‘On demand’ category.
[4]	Unused lines of credit within commitments are included in the ‘On demand’ category because payments can be requested at any time.
[5]	Cash flows under acceptances and financial guarantee contracts are classified based on the earliest period that the contract can be executed.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

4.3.3.2 Contractual cash flows of derivatives held for cash flow hedge as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025
	Up to 1 month	1-3 months	3-12 months	1-5 years	Over 5 years	Total
Cash flow to be received from net-settled derivatives	356	3,116	10,227	10,805	—	24,504
Cash flow to be paid from net-settled derivatives	503	387	1,009	1,773	—	3,672

(In millions of Korean won)	December 31, 2024
	Up to 1 month	1-3 months	3-12 months	1-5 years	Over 5 years	Total
Cash flow to be received from net-settled derivatives	1,158	5,372	19,528	45,759	—	71,817
Cash flow to be paid from net-settled derivatives	—	—	—	—	—	—

4.4 Market Risk

4.4.1 Concept

Market risk refers to risks that can result in losses due to changes in market factors such as interest rate, stock price, and foreign exchange rate, etc., which arise from securities, derivatives, and others. The most significant risks associated with trading positions are interest rate risk, currency risk, and additional risks including stock price risk. The non-trading position is also exposed to interest rate risk. The Group manages the market risks by dividing them into those arising from the trading position and those arising from the non-trading position.

4.4.2 Risk management

The Group sets and monitors internal capital limits for market risk and interest rate risk to manage the risks of trading and non-trading positions. In order to manage market risk efficiently, the Group maintains risk management systems and procedures such as trading policies and procedures, market risk management guidelines for trading positions, and ALM risk management guidelines for non-trading positions. The entire process is carried out through the approval by the Risk Management Council and the Risk Management Committee of the Group.

The Group’s Risk Management Council establishes and enforces overall market risk management policies for market risk management and decides to establish position limits, loss limits, VaR limits, and approves non-standard new products. In addition, the Market Risk Management Subcommittee, chaired by Chief Risk Officer (“CRO”), is a practical decision-making body for market risk management and determines position limits, loss limits, VaR limits, sensitivity limits, and scenario loss limits for each department of the business group.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

4.4.2 Risk management(cont’d)

The Asset-Liability Management Committee (“ALCO”) determines interest rate and commission operating standards and ALM operation policies and enacts and revises relevant guidelines. The Risk Management Council monitors the establishment and enforcement of ALM risk management policies and enacts and revises ALM risk management guidelines. Interest rate risk limits are set based on future asset and liability positions and expected interest rate volatility, which reflect annual business plans. The Financial Planning Department and the Risk Management Department regularly measure and monitor interest rate risk and report the status and limit of interest rate risk including changes in Economic Value of Equity (“ΔEVE”), changes in Net Interest Income (“ΔNII”), and duration gap to the ALCO and the Risk Management Council on a monthly basis, and to the Risk Management Committee on a quarterly basis. To ensure the adequacy of interest rate risk and liquidity risk management, the Risk Management Department assigns the limits, monitors and reviews the procedures and tasks of ALM operations conducted by the financial planning department, and reports related matters to the management independently.

4.4.3 Trading position

4.4.3.1 Definition of a trading position

The trading position, which is subject to market risk management, includes interest rate position and stock position held for short-term trading profit. The Group also includes and manages all foreign currency positions in our trading positions. The trading position subject to market risk management is the trading position defined in “Trading Policy and Guidelines” and the basic requirements for the trading position are as follows:

•	The target position has no restrictions on the sale, the daily fair value assessment should be made, and the embedded significant risk can be hedged in the market.

•	The trading position classification criteria should be clearly defined in the Trading Policy and Guidelines, and the trading position should be managed by a separate trading department.

•	The target position must be operated according to the documented trading strategy, and the management of position limit must be carried out.

•

The specialized dealer or operating department shall have the authority to execute the transaction without prior approval from the Risk Management Department, etc. within the predetermined limits of the target position.

•	The target positions should be periodically reported to management for risk management of the Group.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

4.4.3.2 Methods of observing market risk arising from trading positions

The group is required to calculate regulatory capital for all trading positions using the standard method through market risk management systems, following the adoption of Basel III market risk standard approach regulation in 2023.

Furthermore, risk control and management for derivative financial product transactions are conducted in accordance with regulations and guidelines set by the Financial Supervisory Service.

4.4.3.3 Standard Method

Market risk regulatory capital is calculated using the Basel III standard method as follows.

[Market risk regulatory capital = (a) Sensitivity-based risk + (b) Default risk + (c) Residual risk]

•

Sensitivity-based risk, which forms the basis of the Basel III standard method for market risk, involves calculating the expected losses for each risk factor by applying and aggregating the risk weights and correlation coefficients specified by the Basel Committee.

•

Default risk is the risk that arises from the issuer default of securities and derivatives that are not considered in sensitivity-based risk. It is calculated by applying risk weights based on the issuer’s credit rating and other factors.

•

Residual risk is the risk that is not considered by sensitivity-based and default risk calculations. It is calculated by applying a certain percentage determined by the Basel Committee to the nominal value of structured products and other non-standard underlying assets.

Description
Sensitivity- based risk	Interest rate risk group	GIRR	The risk associated with risk-free interest rates (typically OIS rates) defined by currency and maturity.

		CSR	The risk associated with the issuer’s interest rate credit spread, defined by creditworthiness and sector.

	Equity risk group		The risk factors associated with equity, defined by market capitalization, economic conditions, and sector

	Foreign exchange risk group		The risk factors associated with exchange rate, defined by currency pairs

	Commodity risk group		The risk factors associated with commodities, defined by commodity types.

Default risk			Issuer default risk in securities (bonds, etc.) and derivatives.

Residual risk			Additional risks imposed on non-standard underlying asset products, etc.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

4.4.3.3 Standard Method(cont’d)

The table below represents regulatory capital for sensitivity-based risk, default risk, and residual risk of trading positions at the end of 2025 and 2024, respectively.

(In millions of Korean won)		December 31, 2025	December 31, 2024
Sensitivity-based risk	GIRR(General interest rate	108,107	108,534
	CSR(Non- securitization)	164,655	122,780
	CSR(Securitization n-CTP)	249	1,036
	Equity risk	15,603	5,909
	Foreign exchange risk	138,816	179,482
	General commodity risk	25	15
Default risk		63,128	52,293
Residual risk		1,243	1,070

Total		491,826	471,119

Risks arising from trading positions primarily result from interest rate, equity price, and foreign exchange movements. The causes of such risks and the related risk management methods are as follows:

4.4.3.3.1 Interest Rate Risk

Interest rate risk in trading positions mainly arises from debt securities denominated in Korean won. The Group’s trading strategy is to generate short-term trading gains from fluctuations in interest rates. Interest rate risk related to the major trading portfolio is managed using sensitivity analysis (Price Value of a Basis Point: PVBP).

4.4.3.3.2 Stock Price Risk

Stock price risk mainly arises from stock spot positions held by principal-guaranteed trusts and stock-related derivative positions held by the market trading division. Such stock price risk is managed through sensitivity limits and other risk control measures.

4.4.3.3.3 Currency Risk

Foreign exchange risk arises from holding assets, liabilities, and currency-related derivatives denominated in foreign currencies other than Korean won. The majority of the net open foreign currency exposure arises in U.S. dollars and Indonesian rupiah. Such foreign exchange risk is managed through limits on net open foreign currency exposures and other internal control mechanisms.

4.4.4 Non-trading position (Interest Rate Risk of Banking Book (“IRRBB”))

4.4.4.1 Definition of IRRBB

IRRBB is a change in equity and earnings due to the changes in value of interest-sensitive assets and liabilities, etc., and is measured by ΔEVE and ΔNII.

4.4.4.2 The Bank’s overall interest rate risk management and mitigation strategy

The Risk Management Committee approves policies, procedures and limits for managing interest rate risk, and the management department regularly reports on interest rate risk levels of ΔEVE and ΔNII against the set limit, changes in market conditions, and others. In order to measure the sensitivity of the economic value and earnings to changes in interest rates, the Bank calculates monthly interest rate gap and duration gap for assets and liabilities. In addition, the management department conducts an interest rate risk crisis analysis at least once a quarter assuming abnormal interest rate fluctuations and reports the results to the Risk Management Council.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

4.4.4.2 The Bank’s overall interest rate risk management and mitigation strategy(cont’d)

Independent internal and external audit department regularly check the process of identifying, measuring and monitoring interest rate risk. The interest rate risk model adequacy test is carried out regularly at least once a year by the verification department independent of the management department.

4.4.4.3 Main modeling assumption used for the Bank’s interest rate risk measurement system for internal management

The bank measures adverse fluctuations in economic value resulting from changes in interest rates following the interest rate risk calculation standards set by the Financial Supervisory Service.

4.4.4.4 The Bank’s interest rate risk hedging methodology and related accounting

The Bank hedges interest rate risk through back-to-back interest rate swap transactions, which are the same as interest payment cash flows. The Bank officially documents and manages the risk management strategy for hedge accounting, risk management objectives, hedging relationship, and assessment method for hedge effectiveness.

4.4.4.5 Main assumptions used for calculating ΔEVE, ΔNII

The Bank calculates interest rate risk, including all cash flow of interest-sensitive assets and liabilities, and off-balance sheet items in the banking book. ΔEVE assumes a run-off balance sheet where the existing bank account positions are amortized and not replaced by new businesses. In addition, the contractual interest rate, including commercial margins and other spread components, is applied to generate cash flows. When discounting cash flows, ΔEVE is calculated by applying risk-free interest rate that do not include commercial margins and other spread components.

ΔNII assumes a constant balance sheet where maturing or repricing cash flows during the target management period are replaced by new cash flows with identical features. The interest rate risk is calculated for the interest rate shock scenario by adding up only if the risk is a loss for each currency. After classifying into retail/transactional, retail/non-transactional, and wholesale according to customers and regular transactions, the average repricing maturity of non-maturity deposits is determined by taking into account the proportion of core deposits and cap on average maturity of core deposits for each category. The average repricing maturity of non-maturity deposits is 2.5 years for core deposits, 1 day for non-core deposits, and the longest repricing maturity is five years. The prepayment rate of fixed rate loans and term deposit redemption ratio are estimated by dividing the amount of prepayment amount and redemption amount during the previous month by the balance at the end of the previous month, respectively.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

4.4.4.6 ΔEVE and ΔNII

The Bank calculates ΔEVE by applying six interest rate shock and stress scenarios, and “ΔNII is calculated by applying parallel shock up and parallel shock down scenarios. Results as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025		December 31, 2024
	ΔEVE	ΔNII	ΔEVE	ΔNII
Scenario 1 (Parallel shock up)	990,410	232,080	830,102	205,111
Scenario 2 (Parallel shock down)	—	99,869	—	—
Scenario 3 (Short rates down and long rates up)	664,573		398,065
Scenario 4 (Short rates up and long rates down)	327,654		447,275
Scenario 5 (Short rates shock up)	598,002		540,388
Scenario 6 (Short rates shock down)	226,291		132,113
Maximum out of six scenarios	990,410	232,080	830,102	205,111
Basic capital		36,960,176		35,059,009

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

4.4.5 Financial assets and liabilities denominated in foreign currencies

Details of financial instruments denominated in foreign currencies and translated into Korean won as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025
	USD	JPY	EUR	GBP	CNY	Others	Total
Financial assets
Cash and due from financial institutions	8,250,614	557,926	123,283	39,776	749,037	1,004,588	10,725,224
Financial assets at fair value through profit or loss	3,417,279	—	680,428	75,215	—	286,475	4,459,397
Derivatives held for trading	65,128	1,767	15	22	1,891	1,514	70,337
Derivatives held for hedging	46,690	—	—	—	—	—	46,690
Loans measured at amortized cost	31,510,418	963,163	3,551,314	1,040,002	2,065,070	6,368,593	45,498,560
Financial assets at fair value through other comprehensive income	4,975,935	—	114,795	44,045	792,810	919,732	6,847,317
Financial assets at amortized cost	2,170,326	—	6,755	223,892	166,666	1,800,132	4,367,771
Other financial assets	3,401,391	237,761	142,335	43,992	73,963	312,910	4,212,352

	53,837,781	1,760,617	4,618,925	1,466,944	3,849,437	10,693,944	76,227,648

Financial liabilities
Derivatives held for trading	154,454	1,447	1,023	22	48	1,439	158,433
Derivatives held for hedging	28,264	—	1	—	—	93	28,358
Deposits	28,222,601	1,528,111	2,023,975	799,418	3,054,811	5,745,907	41,374,823
Borrowings	13,580,282	114,964	521,737	209,277	772,626	1,889,373	17,088,259
Debentures	7,740,817	—	4,716,769	96,619	—	717,093	13,271,298
Other financial liabilities	4,362,374	154,911	265,565	44,933	71,506	693,031	5,592,320

	54,088,792	1,799,433	7,529,070	1,150,269	3,898,991	9,046,936	77,513,491

Off-balance sheet items	23,582,827	104,480	287,666	12,828	550,303	613,662	25,151,766

(In millions of Korean won)	December 31, 2024
	USD	JPY	EUR	GBP	CNY	Others	Total
Financial assets
Cash and due from financial institutions	7,596,258	538,385	121,164	45,365	463,645	980,489	9,745,306
Financial assets at fair value through profit or loss	2,727,566	—	561,866	29,154	—	167,050	3,485,636
Derivatives held for trading	184,605	104	36	91	13,604	1,993	200,433
Derivatives held for hedging	66,724	—	—	2	—	76	66,802
Loans measured at amortized cost	31,381,203	877,024	3,238,842	981,516	2,114,302	6,378,649	44,971,536
Financial assets at fair value through other comprehensive income	5,012,179	—	74,586	50,415	549,307	1,280,473	6,966,960
Financial assets at amortized cost	3,117,597	—	6,140	227,140	200,747	1,559,289	5,110,913
Other financial assets	3,335,330	37,769	91,749	44,459	50,833	167,001	3,727,141

	53,421,462	1,453,282	4,094,383	1,378,142	3,392,438	10,535,020	74,274,727

Financial liabilities
Derivatives held for trading	176,726	850	113	91	2,850	28	180,658
Derivatives held for hedging	65,926	—	—	—	—	202	66,128
Deposits	28,425,204	1,570,196	1,632,913	1,057,406	2,513,885	5,029,136	40,228,740
Borrowings	15,329,541	452,189	939,858	179,758	372,293	2,129,477	19,403,116
Debentures	7,876,061	—	3,902,818	—	—	557,601	12,336,480
Other financial liabilities	4,447,288	121,120	112,814	25,741	87,376	16,793	4,811,132

	56,320,746	2,144,355	6,588,516	1,262,996	2,976,404	7,733,237	77,026,254

Off-balance sheet items	26,589,498	69,921	233,081	20,660	319,934	519,447	27,752,541

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

4.5 Operational Risk

4.5.1 Concept

The Group defines operational risk as loss risk arising from improper or incorrect internal procedures, personnel, systems or external events and includes financial and non-financial risks.

4.5.2 Risk management

The purpose of operational risk management is not only to comply with supervisory and regulatory requirements, but also to spread risk management culture, strengthen internal control, improve processes, and provide timely feedback to management and all employees. The Group established a Business Continuity Planning (BCP) to carry out continuous work in emergency situations and established alternative facilities. The Group conducts simulation training for headquarters and IT departments to check the business continuity framework.

4.6 Capital Management

The Group complies with the capital adequacy standard established by the financial supervisory authority. This capital adequacy standard is based on Basel III revised by Basel Committee on Banking Supervision in Bank for International Settlements (“BIS”) in June 2011 and was implemented in Korea in December 2013.

According to this standard, the Group is required to maintain a minimum capital adequacy ratio to risk-weighted assets (Common Equity Tier 1 Capital ratio of 4.5%, Tier 1 Capital ratio of 6.0%, and Total Capital ratio of 8.0%) as of December 31, 2025. Capital Conservation Buffer of 2.5%, a Countercyclical Capital Buffer of 1.0%, and Capital Requirement of Domestic Systemically Important Bank (D-SIB) of 1.0% are additionally applied. Therefore, the Group is required to maintain a capital adequacy ratio including a minimum capital adequacy ratio and additional capital requirements (Common Equity Tier 1 Capital ratio of 9.0%, Tier 1 Capital ratio of 10.5%, and Total Capital ratio of 12.5%).

The Group’s capital is classified into three categories in accordance with the Detailed Regulations on Supervision of Banking Business as follows:

•

Common Equity Tier 1 Capital: Common equity Tier 1 Capital is the first to take losses of the Group and is the last to be compensated in liquidation of the Group and not repaid except for liquidation. It includes capital, capital surplus, retained earnings, non-controlling interests of the consolidated subsidiaries, accumulated other comprehensive income, and other capital surplus, etc.

•

Additional Tier 1 Capital: Additional Tier 1 Capital includes capital, capital surplus, etc. related to the issuance of capital securities of a permanent nature that meet the conditional capital securities requirements.

•

Tier 2 Capital: Tier 2 Capital means capital that can compensate for losses of the Group upon liquidation, including (a) the amount of subordinated bonds with maturity of not less than 5 years that meet the conditional capital securities requirements, and (b) the allowances for credit losses accumulated on the loans which are classified as normal or precautionary in accordance with Regulations on Supervision of Banking Business, and others.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

4.6 Capital Management(cont’d)

The risk-weighted assets are the magnitude of assets that reflect the risk that the Group has to bear, including risks inherent in all assets, errors in the operation of internal processes, and risk of loss that may arise from external events. The Group calculates risk-weighted assets by each risk (credit risk, market risk, and operational risk) based on the Detailed Regulations on Supervision of Banking Business and uses them to calculate capital adequacy ratio. The Group complied with external capital adequacy requirements as of December 31, 2025 and 2024.

Apart from the capital adequacy ratio, the Group evaluates and manages capital adequacy through internal policies. The evaluation of capital adequacy compares the size of available capital (the amount of capital actually available) to the size of internal capital (the amount of capital required to cover all the significant risks faced by the Group under its target credit rating), which monitors financial soundness and provides a risk-adjusted performance measurement basis. The internal capital for capital adequacy assessment is calculated by adding the results of a stress test and other additional capital requirements to the internal capital calculated for each individual risk.

The Risk Management Committee of the Group determines the risk appetite of the Group, allocates internal capital by risk type and business group, and each business group operates capital efficiently within the range of the allocated internal capital. The Risk Management Department of the Group monitors internal capital limit management and reports it to management and the Risk Management Committee. If the limit of internal capital is expected to be exceeded, the Group’s capital adequacy management is carried out through review and approval by the Risk Management Committee in advance.

Details of the Group’s capital adequacy ratio in accordance with Basel III requirements as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025	December 31, 2024
Total Capital:	41,604,455	40,573,940
Tier 1 Capital	36,960,176	35,059,009
Common Equity Tier 1 Capital	35,894,563	33,993,396
Additional Tier 1 Capital	1,065,613	1,065,613
Tier 2 Capital	4,644,279	5,514,931
Risk-Weighted Assets:	240,739,872	234,435,856
Credit risk [1]	208,473,896	205,655,976
Market risk [2]	6,147,828	5,888,995
Operational risk [3]	26,118,148	22,890,885
Total Capital ratio (%):	17.28	17.31
Tier 1 Capital ratio (%)	15.35	14.95
Common Equity Tier 1 Capital ratio (%)	14.91	14.50

[1]	Credit risk weighted assets are measured using the Internal Rating-Based Method and Standard Method.
[2]	Market risk weighted assets are measured using the Standard Method.
[3]	Operational risk weighted assets are measured using the Standard Method.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

5. Segment Information

5.1 Overall Segment Information and Business Segments

The Group is organized into Corporate Banking, Retail Banking and Other Activities. These segments are based on the nature of the products and services provided, the type or class of customer, and the Group’s management organization.

•

Corporate banking: The activities within this segment include providing credit, deposit products, and other related financial services to large, small and medium-sized enterprises and SOHOs and foreign subsidiaries-related works.

•	Retail banking: The activities within this segment include providing credit, deposit products, and other related financial services to individuals and households.

•	Other activities: The activities within this segment include trading activities in securities and derivatives, funding, trust, and other activities.

Financial information by business segment as of and for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025
	Corporate banking	Retail banking	Others	Consolidation adjustments	Total
Net operating revenues from external customers	4,724,417	3,972,906	2,705,725	—	11,403,048
Intersegment net operating revenues (expenses)	112,525	—	60,330	(172,855)	—

	4,836,942	3,972,906	2,766,055	(172,855)	11,403,048

Net interest income	5,840,658	3,626,216	1,215,157	(24,229)	10,657,802
Interest income	11,132,170	7,506,269	3,354,623	(130,715)	21,862,347
Interest expense	(5,291,512)	(3,880,053)	(2,139,466)	106,486	(11,204,545)
Net fee and commission income	457,324	332,628	435,673	(22,106)	1,203,519
Fee and commission income	654,184	478,964	564,580	(54,188)	1,643,540
Fee and commission expense	(196,860)	(146,336)	(128,907)	32,082	(440,021)
Net gains (losses) on financial instruments at fair value through profit or loss	(1,448)	—	1,027,028	(93,238)	932,342
Net other operating income (expenses)	(1,459,592)	14,062	88,197	(33,282)	(1,390,615)
General and administrative expenses	(1,941,244)	(1,860,412)	(848,710)	1,050	(4,649,316)
Operating income before provision for credit losses	2,895,698	2,112,494	1,917,345	(171,805)	6,753,732
Provision for credit losses	(820,198)	(201,844)	(6,745)	(4,169)	(1,032,956)
Net operating income	2,075,500	1,910,650	1,910,600	(175,974)	5,720,776
Share of profit (loss) of associates	—	—	211,671	(135,867)	75,804
Net other non-operating expenses	(7,121)	—	(253,088)	(221,152)	(481,361)
Segment profit (loss) before income tax expense	2,068,379	1,910,650	1,869,183	(532,993)	5,315,219
Income tax expense	(528,075)	(465,397)	(491,538)	(5,390)	(1,490,400)

Profit (loss) for the year	1,540,304	1,445,253	1,377,645	(538,383)	3,824,819

Profit (loss) attributable to the shareholder of the Parent Company	1,533,813	1,445,253	1,377,645	(504,545)	3,852,166
Loss attributable to non-controlling interests	6,491	—	—	(33,838)	(27,347)
Total assets *	244,324,619	182,734,005	163,722,353	(5,846,010)	584,934,967
Total liabilities *	227,897,241	217,055,771	102,567,322	(1,541,008)	545,979,326

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

5.1 Overall Segment Information and Business Segments (cont’d)

(In millions of Korean won)	2024
	Corporate banking	Retail banking	Others	Consolidation adjustments	Total
Net operating revenues from external customers	5,647,129	4,165,446	900,695	—	10,713,270
Intersegment net operating revenues (expenses)	(274,253)	—	135,649	138,604	—

	5,372,876	4,165,446	1,036,344	138,604	10,713,270

Net interest income	5,765,967	3,319,728	1,159,404	(21,227)	10,223,872
Interest income	12,100,679	7,760,970	3,579,845	(230,422)	23,211,072
Interest expense	(6,334,712)	(4,441,242)	(2,420,441)	209,195	(12,987,200)
Net fee and commission income	410,424	241,799	468,661	(8,006)	1,112,878
Fee and commission income	600,466	390,775	592,752	(39,884)	1,544,109
Fee and commission expense	(190,042)	(148,976)	(124,091)	31,878	(431,231)
Net gains (losses) on financial instruments at fair value through profit or loss	23,652	—	734,513	9,712	767,877
Net other operating income (expenses)	(827,167)	603,919	(1,326,234)	158,125	(1,391,357)
General and administrative expenses	(2,004,769)	(1,984,805)	(645,371)	627	(4,634,318)
Operating income before provision for credit losses	3,368,107	2,180,641	390,973	139,231	6,078,952
Provision for credit losses	(482,326)	(196,996)	(4,577)	3,812	(680,087)
Net operating income	2,885,781	1,983,645	386,396	143,043	5,398,865
Share of profit of associates	—	—	(236,141)	243,543	7,402
Net other non-operating income	(61,903)	—	(841,283)	(57,783)	(960,969)
Segment profit (loss) before income tax expense	2,823,878	1,983,645	(691,028)	328,803	4,445,298
Income tax expense	(927,629)	(523,682)	220,152	(62,737)	(1,293,896)

Profit (loss) for the year	1,896,249	1,459,963	(470,876)	266,066	3,151,402

Profit (loss) attributable to the shareholder of the Parent Company	1,877,266	1,459,963	(470,876)	385,406	3,251,759
Loss attributable to non-controlling interests	18,983	—	—	(119,340)	(100,357)
Total assets *	239,124,552	176,075,559	155,245,988	(7,558,919)	562,887,180
Total liabilities *	222,291,921	210,839,098	95,814,090	(4,085,249)	524,859,860

*	Assets and liabilities of the reporting segments are amounts before intersegment transactions.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

5.2 Services and Geographical Segments

5.2.1 Services information

Net operating revenues from external customers by service for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025	2024
Corporate banking service	4,724,417	5,647,129
Retail banking service	3,972,906	4,165,446
Others	2,705,725	900,695

	11,403,048	10,713,270

5.2.2 Geographical information

Geographical net operating revenues from external customers for the years ended December 31, 2025 and 2024, and major non-current assets as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	Net operating revenues from external customers		Major non-current assets
	2025	2024	December 31, 2025	December 31, 2024
Domestic	10,240,288	9,605,060	3,969,676	4,297,870
United States	38,671	71,137	27,689	30,206
New Zealand	1,013	12,580	597	829
China	143,324	155,288	17,153	19,180
Japan	20,597	10,073	1,533	1,329
Myanmar	8,601	11,743	—	—
Vietnam	27,498	35,963	1,882	1,685
Cambodia	664,937	568,495	88,529	92,324
United Kingdom	73,040	71,736	10,572	9,023
Singapore	15,379	1,192	7,415	7,825
Indonesia	164,166	164,607	361,107	313,389
India	5,534	5,396	2,977	5,508
Consolidation adjustments	—	—	274,501	513,569

	11,403,048	10,713,270	4,763,631	5,292,737

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

6. Financial Assets and Financial Liabilities

6.1 Classification and Fair Value of Financial Instruments

6.1.1 Carrying amount and fair value of financial assets and liabilities by category as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025		December 31, 2024

	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Cash and due from financial institutions	26,468,705	26,468,705	22,910,149	22,910,374
Financial assets at fair value through profit or loss:	26,104,934	26,104,934	22,089,847	22,089,847
Debt securities	25,198,616	25,198,616	21,518,991	21,518,991
Equity securities	223,416	223,416	162,196	162,196
Loans	270,623	270,623	250,141	250,141
Others	412,279	412,279	158,519	158,519
Derivatives held for trading	6,769,233	6,769,233	10,128,282	10,128,282
Derivatives held for hedging	102,159	102,159	121,337	121,337
Loans measured at amortized cost	428,818,361	429,516,932	409,867,155	410,625,723
Financial assets at fair value through other comprehensive income:	44,793,725	44,793,725	44,870,810	44,870,810
Debt securities	43,299,619	43,299,619	43,531,616	43,531,616
Equity securities	1,155,049	1,155,049	1,058,286	1,058,286
Loans	339,057	339,057	280,908	280,908
Securities measured at amortized cost	34,293,913	33,998,941	36,355,808	36,089,307
Other financial assets	10,483,802	10,483,802	9,328,611	9,328,611

	577,834,832	578,238,431	555,671,999	556,164,291

Financial liabilities
Financial liabilities at fair value through profit or loss	420,329	420,329	159,212	159,212
Derivatives held for trading	5,798,316	5,798,316	9,577,007	9,577,007
Derivatives held for hedging	30,020	30,020	66,128	66,128
Deposits	440,010,202	440,252,320	421,200,651	421,544,630
Borrowings	32,545,690	32,489,745	32,226,416	32,204,642
Debentures	36,296,650	36,392,727	34,736,771	34,934,652
Other financial liabilities	27,211,546	27,211,546	24,117,660	24,117,660

	542,312,753	542,595,003	522,083,845	522,603,931

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The Group discloses the fair value of each class of assets and liabilities in a way that permits it to be compared with its carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is a quoted price in an active market.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

6.1.1 Carrying amount and fair value of financial assets and liabilities by category as of December 31, 2025 and 2024, are as follows (cont’d)

Methods of determining fair value of financial instruments are as follows:

Cash and due from financial institutions	Fair value of cash is the same as its carrying amount. Carrying amount of demand deposit and settlement deposit is a reasonable approximation of fair value because these financial instruments do not have a fixed maturity and are receivable on demand. Fair value of general deposits is measured using a Discounted Cash Flow (“DCF”) Model.

Securities, Due from financial institutions and deposits indexed to gold price	Fair value of securities and others that are traded in an active market and due from financial institutions and deposits indexed to the gold price is determined using the quoted prices. If there is no quoted price, fair value is determined using external professional valuation institutions. The institutions use one or more valuation techniques that are deemed appropriate considering the characteristics of the financial instruments including a DCF Model, MonteCarlo Simulation, Free Cash Flow to Equity Model, Comparable Company Analysis, Dividend Discount Model, and Net Asset Value Method.

Loans	Fair value of loans is determined using a DCF Model and independent external professional valuation institutions. Fair value measured using a DCF Model is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate.

Derivatives	Fair value of exchange traded derivatives is determined using quoted prices in an active market, and fair value of OTC derivatives is determined using valuation techniques. The Group uses internally developed valuation models that are widely used by market participants to determine fair value of plain vanilla OTC derivatives including options, interest rate swaps, and currency swaps, based on observable market parameters. However, some complex financial instruments are valued using appropriate models developed from generally accepted market valuation models including a Finite Difference Method (“FDM”), MonteCarlo Simulation, and Tree Model or valuation results from independent external professional valuation institutions. For OTC derivatives, the credit risk of the counterparty and the Group’s own credit risk are applied through a credit valuation adjustment method.

Deposits	Carrying amount of demand deposits is a reasonable approximation of fair value because they do not have a fixed maturity and are payable on demand. Fair value of time deposits is determined using a DCF Model discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate.

Borrowings	Carrying amount of overdrafts in foreign currency is a reasonable approximation of fair value because they do not have a fixed maturity and are payable on demand. Fair value of other borrowings is determined using a DCF Model.

Debentures	Fair value is determined using the valuation results (DCF Model) of external professional valuation institutions, which are calculated using market inputs.

Other financial assets and other financial liabilities	Carrying amount is a reasonable approximation of fair value because other financial assets and other financial liabilities are temporary accounts used for other various transactions, and their maturities are relatively short or not defined.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

6.1.2 Fair value hierarchy

The Group believes that valuation techniques used for measuring the fair value of financial instruments are reasonable and that the fair value recognized in the consolidated statement of financial position is appropriate. However, the fair value of the financial instruments recognized in the consolidated statement of financial position may be different if other valuation techniques or assumptions are used. Additionally, as there are a variety of valuation techniques and assumptions used in measuring fair value, it may be difficult to reasonably compare the fair value with that of other financial institutions.

The Group classifies and discloses fair value of the financial instruments into the three fair value levels as follows:

Level 1:	The fair values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2:	The fair values are based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3:	The fair values are based on unobservable inputs for the asset or liability.

The fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. If an observable input requires an adjustment using an unobservable input and that adjustment results in a significantly higher or lower fair value measurement, the resulting measurement would be categorized within Level 3 of the fair value hierarchy.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

6.1.2.1 Fair value hierarchy of financial assets and liabilities at fair value in the consolidated statements of financial position

Fair value hierarchy of financial assets and liabilities at fair value in the consolidated statements of financial position as of December 31, 2025 and 2024, are as follows:

	December 31, 2025
(In millions of Korean won)	Fair value hierarchy
	Level 1	Level 2	Level 3	Total
Financial assets
Financial assets at fair value through profit or loss:	12,422,096	6,378,409	7,304,429	26,104,934
Debt securities	11,823,297	6,378,409	6,996,910	25,198,616
Equity securities	186,520	—	36,896	223,416
Loans	—	—	270,623	270,623
Others	412,279	—	—	412,279
Derivatives held for trading	—	6,769,233	—	6,769,233
Derivatives held for hedging	—	102,159	—	102,159
Financial assets at fair value through other comprehensive income:	19,604,517	24,575,715	613,493	44,793,725
Debt securities	19,062,961	24,236,658	—	43,299,619
Equity securities	541,556	—	613,493	1,155,049
Loans	—	339,057	—	339,057

	32,026,613	37,825,516	7,917,922	77,770,051

Financial liabilities
Financial liabilities at fair value through profit or loss	420,329	—	—	420,329
Derivatives held for trading	—	5,797,470	846	5,798,316
Derivatives held for hedging	—	30,020	—	30,020

	420,329	5,827,490	846	6,248,665

(In millions of Korean won)	December 31, 2024
	Fair value hierarchy
	Level 1	Level 2	Level 3	Total
Financial assets
Financial assets at fair value through profit or loss:	10,098,491	5,300,027	6,691,329	22,089,847
Debt securities	9,813,428	5,300,027	6,405,536	21,518,991
Equity securities	126,544	—	35,652	162,196
Loans	—	—	250,141	250,141
Others	158,519	—	—	158,519
Derivatives held for trading	—	10,128,245	37	10,128,282
Derivatives held for hedging	—	121,337	—	121,337
Financial assets at fair value through other comprehensive income:	17,439,293	26,910,592	520,925	44,870,810
Debt securities	16,901,932	26,629,684	—	43,531,616
Equity securities	537,361	—	520,925	1,058,286
Loans	—	280,908	—	280,908

	27,537,784	42,460,201	7,212,291	77,210,276

Financial liabilities
Financial liabilities at fair value through profit or loss	159,212	—	—	159,212
Derivatives held for trading	—	9,575,981	1,026	9,577,007
Derivatives held for hedging	—	66,128	—	66,128

	159,212	9,642,109	1,026	9,802,347

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

6.1.2.1 Fair value hierarchy of financial assets and liabilities at fair value in the consolidated statements of financial position (cont’d)

Valuation techniques and inputs of financial assets and liabilities classified as Level 2 and measured at fair value in the consolidated statements of financial position as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025
	Fair value	Valuation techniques	Inputs
Financial assets
Financial assets at fair value through profit or loss:	6,378,409
Debt securities	6,378,409	DCF Model, MonteCarlo Simulation, Net Asset Value Method	Discount rate, interest rate, prices of underlying assets (debt securities, stocks, etc.)
Derivatives held for trading	6,769,233	DCF Model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate, stock price, and others
Derivatives held for hedging	102,159	DCF Model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate, and others
Financial assets at fair value through other comprehensive income:	24,575,715
Debt securities	24,236,658	DCF Model	Discount rate
Loans	339,057	DCF Model	Discount rate

	37,825,516

Financial liabilities
Derivatives held for trading	5,797,470	DCF Model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate, stock price, and others
Derivatives held for hedging	30,020	DCF Model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate, and others

	5,827,490

(In millions of Korean won)	December 31, 2024
	Fair value	Valuation techniques	Inputs
Financial assets
Financial assets at fair value through profit or loss:	5,300,027
Debt securities	5,300,027	DCF Model, MonteCarlo Simulation, Net Asset Value Method	Discount rate, interest rate, prices of underlying assets (debt securities, stocks, etc.)
Derivatives held for trading	10,128,245	DCF Model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate, stock price, and others
Derivatives held for hedging	121,337	DCF Model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate, and others
Financial assets at fair value through other comprehensive income:	26,910,592
Debt securities	26,629,684	DCF Model	Discount rate
Loans	280,908	DCF Model	Discount rate

	42,460,201

Financial liabilities
Derivatives held for trading	9,575,980	DCF Model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate, stock price, and others
Derivatives held for hedging	66,128	DCF Model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate, and others

	9,642,108

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

6.1.2.2 Fair value hierarchy of financial assets and liabilities whose fair value is disclosed

Fair value hierarchy of financial assets and liabilities whose fair value is disclosed as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025
	Fair value hierarchy
	Level 1	Level 2	Level 3	Total
Financial assets
Cash and due from financial institutions [1]	2,208,472	22,972,754	1,287,479	26,468,705
Loans measured at amortized cost	—	—	429,516,932	429,516,932
Securities measured at amortized cost	3,728,583	30,270,358	—	33,998,941
Other financial assets [2]	—	—	10,483,802	10,483,802

	5,937,055	53,243,112	441,288,213	500,468,380

Financial liabilities
Deposits [1]	—	179,158,793	261,093,527	440,252,320
Borrowings [1]	—	735	32,489,010	32,489,745
Debentures	—	36,392,727	—	36,392,727
Other financial liabilities [2]	—	—	27,211,546	27,211,546

	—	215,552,255	320,794,083	536,346,338

(In millions of Korean won)	December 31, 2024
	Fair value hierarchy
	Level 1	Level 2	Level 3	Total
Financial assets
Cash and due from financial institutions [1]	2,077,679	18,572,062	2,260,633	22,910,374
Loans measured at amortized cost	—	—	410,625,723	410,625,723
Securities measured at amortized cost	4,746,587	31,342,720	—	36,089,307
Other financial assets [2]	—	—	9,328,611	9,328,611

	6,824,266	49,914,782	422,214,967	478,954,015

Financial liabilities
Deposits [1]	—	166,872,039	254,672,591	421,544,630
Borrowings [1]	—	15,158	32,189,484	32,204,642
Debentures	—	34,934,652	—	34,934,652
Other financial liabilities [2]	—	—	24,117,660	24,117,660

	—	201,821,849	310,979,735	512,801,584

[1]	The amounts included in Level 2 are the carrying amounts which are reasonable approximations of fair value.
[2]	Other financial assets and other financial liabilities included in Level 3 are the carrying amounts which are reasonable approximations of fair value.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

6.1.2.2 Fair value hierarchy of financial assets and liabilities whose fair value is disclosed (cont’d)

For financial assets and liabilities whose carrying amount is a reasonable approximation of fair value, valuation techniques and inputs are not disclosed.

Valuation techniques and inputs of financial assets and liabilities classified as Level 2, and whose fair value is disclosed as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025
	Fair value	Valuation techniques	Inputs
Financial assets
Securities measured at amortized cost	30,270,358	DCF Model, MonteCarlo Simulation	Discount rate, interest rate
Financial liabilities
Debentures	36,392,727	DCF Model	Discount rate

(In millions of Korean won)	December 31, 2024
	Fair value	Valuation techniques	Inputs
Financial assets
Securities measured at amortized cost	31,342,720	DCF Model, MonteCarlo Simulation	Discount rate, interest rate
Financial liabilities
Debentures	34,934,652	DCF Model	Discount rate

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

6.1.2.2 Fair value hierarchy of financial assets and liabilities whose fair value is disclosed (cont’d)

Valuation techniques and inputs of financial assets and liabilities classified as Level 3, and whose fair value is disclosed as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025
	Fair value	Valuation techniques	Inputs	Unobservable inputs
Financial assets
Cash and due from financial institutions	1,287,479	DCF Model	Credit spread, other spread, interest rate	Credit spread, other spread
Loans measured at amortized cost	429,516,932	DCF Model	Credit spread, other spread, prepayment rate, interest rate	Credit spread, other spread, prepayment rate

	430,804,411

Financial liabilities
Deposits	261,093,527	DCF Model	Other spread, prepayment rate, interest rate	Other spread, prepayment rate
Borrowings	32,489,010	DCF Model	Other spread, interest rate	Other spread

	293,582,537

(In millions of Korean won)	December 31, 2024
	Fair value	Valuation techniques	Inputs	Unobservable inputs
Financial assets
Cash and due from financial institutions	2,260,633	DCF Model	Credit spread, other spread, interest rate	Credit spread, other spread
Loans measured at amortized cost	410,625,723	DCF Model	Credit spread, other spread, prepayment rate, interest rate	Credit spread, other spread, prepayment rate

	412,886,356

Financial liabilities
Deposits	254,672,591	DCF Model	Other spread, prepayment rate, interest rate	Other spread, prepayment rate
Borrowings	32,189,484	DCF Model	Other spread, interest rate	Other spread

	286,862,075

6.2 Disclosure of Fair Value Hierarchy Level 3

6.2.1 Valuation policy and process of Level 3 fair value

The Group uses an external, independent and qualified valuation service in addition to internal valuation models to determine the fair value of financial instruments at the end of every reporting period.

If the changes in situation and events cause transfers between the fair value hierarchy level for a financial asset or liability occur, the Group’s policy is to recognize such transfers as having occurred at the beginning of the reporting period.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

6.2.2 Changes in fair value (Level 3) measured using valuation technique based on unobservable inputs in the market

6.2.2.1 Changes in financial instruments classified as Level 3 of the fair value hierarchy for the years ended December 31, 2025 and 2024, are as follows:

	2025
	Financial assets at fair value through profit or loss		Financial investments	Net derivative financial instruments
(In millions of Korean won)	Securities measured at fair value through profit or loss	Loans measured at fair value through profit or loss	Equity securities measured at fair value through other comprehensive income	Derivatives held for trading	Derivatives held for hedging
Beginning	6,441,188	250,141	520,925	(990)	—
Total gains or losses:
- Profit or loss	106,095	5,860	—	180	—
- Other comprehensive loss	—	—	91,937	—	—
Purchases	1,357,140	41,289	31,389	—	—
Sales	(870,617)	(26,667)	(30,758)	(36)	—

Ending	7,033,806	270,623	613,493	(846)	—

	2024
	Financial assets at fair value through profit or loss		Financial investments	Net derivative financial instruments
(In millions of Korean won)	Securities measured at fair value through profit or loss	Loans measured at fair value through profit or loss	Equity securities measured at fair value through other comprehensive income	Derivatives held for trading	Derivatives held for hedging
Beginning	5,360,776	183,490	709,834	(772)	—
Total gains or losses:
- Profit or loss	443,177	25,146	—	(369)	—
- Other comprehensive loss	—	—	(189,265)	—	—
Purchases	1,180,331	54,999	356	184	—
Sales	(431,821)	(13,494)	—	(33)	—
Transfer from Level 3 to another level *	(111,275)	—	—	—	—

Ending	6,441,188	250,141	520,925	(990)	—

*

Transfers between levels occurred due to changes in the availability of observable market data for the financial instrument. The Group recognizes changes in level at the end of the reporting period in which the event or change in circumstances that triggered the transfer occurs.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

6.2.2.2 In relation to changes in financial instruments classified as Level 3 of the fair value hierarchy, total gains or losses recognized in profit or loss for the period, and total gains or losses recognized in profit or loss from financial instruments held at the end of the reporting period for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025
	Net gains on financial instruments at fair value through profit or loss	Other operating income	Net interest income
Total gains recognized in profit or loss for the period	143,838	(31,703)	—
Total gains recognized in profit or loss from financial instruments held at the end of the reporting period	133,703	(18,546)	—

(In millions of Korean won)	2024
	Net gains on financial instruments at fair value through profit or loss	Other operating expenses	Net interest income
Total gains recognized in profit or loss for the period	186,278	281,676	—
Total gains recognized in profit or loss from financial instruments held at the end of the reporting period	171,843	224,343	—

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

6.2.3 Sensitivity analysis of changes in unobservable inputs

6.2.3.1 Information about fair value measurements using unobservable inputs as of December 31, 2025 and 2024, are as follows:

	December 31, 2025
(In millions of Korean won)	Fair value	Valuation techniques	Inputs	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets at fair value through profit or loss:
Debt securities	6,996,910	MonteCarlo Simulation, Net Asset Value Method, DCF Model, Tree Model and others	Price of underlying asset, interest rate, dividend yield, discount rate, rate of real estate sale price fluctuation, stock price, volatility of stock price	Rate of real estate sale price fluctuation	0.00	Higher the real estate sale price, higher the fair value
				Volatility of stock price	34.17	Higher the volatility, higher the fair value fluctuation
Equity securities	36,896	DCF Model, Comparable Company Analysis and others	Growth rate, discount rate	Growth rate	0.00	Higher the growth rate, higher the fair value
				Discount rate	7.22 ~ 12.98	Lower the discount rate, higher the fair value
Loans	270,623	DCF Model	Discount rate	Discount rate	8.93	Lower the discount rate, higher the fair value
Financial assets at fair value through other comprehensive income:
Equity securities	613,493	DCF Model, Comparable Company Analysis, Net Asset Value Method, Tree Model and others	Growth rate, discount rate, stock price, volatility of stock price, liquidation value	Growth rate	0.00 ~ 1.00	Higher the growth rate, higher the fair value

				Liquidation Value	0.00	Higher the liquidation value, higher the fair value

				Discount rate	4.82 ~ 13.06	Lower the discount rate, higher the fair value
				Volatility of stock price	23.87 ~ 26.47	Higher the volatility, higher the fair value fluctuation

	7,917,922

Financial liabilities
Derivatives held for trading:
Others	846	DCF Model	Interest rate, discount rate	Discount rate	3.20	Higher the discount rate, lower the fair value

	846

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

6.2.3.1 Information about fair value measurements using unobservable inputs as of December 31, 2025 and 2024, are as follows: (cont’d)

	December 31, 2024
(In millions of Korean won)	Fair value	Valuation techniques	Inputs	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets at fair value through profit or loss:
Debt securities	6,405,536	MonteCarlo Simulation, Net Asset Value Method, DCF Model, Tree Model and others	Price of underlying asset, interest rate, dividend yield, discount rate, rate of real estate sale price fluctuation, stock price, volatility of stock price	Rate of real estate sale price fluctuation	0.00	Higher the real estate sale price, higher the fair value
				Volatility of stock price	28.87 ~ 29.45	Higher the volatility, higher the fair value fluctuation
Equity securities	35,652	DCF Model, Comparable Company Analysis and others	Growth rate, discount rate	Growth rate	0.00	Higher the growth rate, higher the fair value
				Discount rate	5.90 ~ 13.00	Lower the discount rate, higher the fair value
Loans	250,141	DCF Model	Discount rate	Discount rate	8.54	Lower the discount rate, higher the fair value
Derivatives held for trading:
Stock and index	37	Tree Model	Price of underlying asset, volatility of underlying asset	Volatility of underlying asset	29.45 ~ 31.79	Higher the volatility, higher the fair value fluctuation
Financial assets at fair value through other comprehensive income:
Equity securities	520,925	DCF Model, Comparable Company Analysis, Net Asset Value Method*, Tree Model and others	Growth rate, discount rate, stock price, volatility of stock price, liquidation value	Growth rate	0.00 ~ 1.00	Higher the growth rate, higher the fair value
				Liquidation Value	0.00	Higher the liquidation value, higher the fair value
				Discount rate	6.01 ~ 12.54	Lower the discount rate, higher the fair value
				Volatility of stock price	22.95 ~ 31.79	Higher the volatility, higher the fair value fluctuation

	7,212,291

Financial liabilities
Derivatives held for trading:
Others	1,027	DCF Model	Interest rate, discount rate	Discount rate	3.70 ~ 3.74	Higher the discount rate, lower the fair value

	1,027

*

The Group has changed its fair value assessment technique to the net asset value method during the prior year for certain financial assets at fair value through other comprehensive income classified as Level 3, reflecting improvements in valuation techniques using new information.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

6.2.3.2 Sensitivity analysis of changes in unobservable inputs

Sensitivity analysis of financial instruments is performed to measure favorable and unfavorable changes in fair value of financial instruments which are affected by unobservable parameters, using a statistical technique. When the fair value is affected by more than one input parameter, the amounts represent the most favorable or most unfavorable outcome. Level 3 financial instruments subject to sensitivity analysis are debt securities, loans, equity-related derivatives, currency-related derivatives, interest rate-related derivatives, and other derivatives whose fair value changes are recognized in profit or loss as well as equity securities whose fair value changes are recognized in profit or loss or other comprehensive income or loss.

Results of the sensitivity analysis of changes in unobservable inputs as of December 31, 2025 and 2024, are as follows:

	December 31, 2025
	Profit or loss		Other comprehensive income or loss
(In millions of Korean won)	Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
Financial assets
Financial assets at fair value through profit or loss:
Debt securities [4,6]	4,489	(4,489)	—	—
Equity securities [3,6]	3,011	(1,341)	—	—
Loans [5,6]	2,097	(1,920)	—	—
Derivatives held for trading [1]	—	—	—	—
Financial assets at fair value through other comprehensive income:
Equity securities [3,6,7]	—	—	13,532	(8,610)

	9,597	(7,750)	13,532	(8,610)

Financial liabilities
Derivatives held for trading [2]	3	(3)	—	—

	3	(3)	—	—

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

6.2.3.2 Sensitivity analysis of changes in unobservable inputs (cont’d)

(In millions of Korean won)	December 31, 2024
	Profit or loss		Other comprehensive income or loss
	Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
Financial assets
Financial assets at fair value through profit or loss:
Debt securities [4,6]	6,946	(6,946)	—	—
Equity securities [3,6]	3,633	(1,509)	—	—
Loans [5,6]	2,329	(2,120)	—	—
Derivatives held for trading [1]	36	(25)	—	—
Financial assets at fair value through other comprehensive income:
Equity securities [3,6,7]	—	—	28,151	(15,662)

	12,944	(10,600)	28,151	(15,662)

Financial liabilities
Derivatives held for trading [2]	26	(26)	—	—

	26	(26)	—	—

[1]

For derivative held for trading financial instruments, changes in fair value are calculated by shifting principal unobservable input parameters such as price and the volatility of underlying asset by ± 10%.

[2]	For derivative held for trading financial instruments, changes in fair value are calculated by shifting principal unobservable input parameters such as discount rate (-1%p~1%p).
[3]

For equity securities, changes in fair value are calculated by shifting principal unobservable input parameters such as liquidation value (-1%p~1%p), discount rate (-1%p~1%p) and growth rate (0%p~1%p).

[4]

For beneficiary certificates, it is practically impossible to analyze sensitivity of changes in unobservable inputs. However, for beneficiary certificates whose underlying assets are real estates, changes in fair value are calculated by shifting the rate of real estate sale price fluctuation (-1%p~1%p). There is no significant correlation among major unobservable inputs

[5]	For loans, changes in fair value are calculated by shifting principal unobservable input parameters such as the discount rate (-1%p~1%p).
[6]

The amounts of ~~W~~ 6,979,943 million and ~~W~~ 6,307,265 million of financial assets classified as level 3 as of December 31, 2025 and 2024, respectively, are excluded because it is practically impossible to analyze the sensitivity of changes in unobservable inputs.

[7]	For some equity securities, changes in fair value are calculated by shifting principal unobservable input parameters such as stock price and volatility of stock price by ±10%.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

6.2.4 Day one gains or losses

When the Group measures the fair value of OTC derivatives using inputs that are not based on observable market data, there could be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the fair value of financial instruments is recognized as the transaction price, and the difference is not recognized in profit or loss but deferred and amortized using the straight-line method over the life of the financial instrument. When the fair value of the financial instruments is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss.

Changes in deferred day one gains or losses for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025	2024
Balance at the beginning of the year (A)	(2,662)	(4,707)
New transactions (B)	—	—
Amounts recognized in profit or loss (C=a+b)	2,009	2,045
a. Amortization	2,009	2,045
b. Settlement	—	—

Balance at the end of the year (A+B+C)	(653)	(2,662)

6.3 Carrying Amount of Financial Instruments by Category

Financial assets and liabilities are measured at fair value or amortized cost. Carrying amount of financial assets and liabilities by category as of December 31, 2025 and 2024, are as follows:

	December 31, 2025
(In millions of Korean won)	Financial instruments at fair value through profit or loss	Financial instruments at fair value through other comprehensive income	Financial instruments designated at fair value through other comprehensive income	Financial instruments at amortized cost	Derivatives held for hedging	Total
Financial assets
Cash and due from financial institutions	—	—	—	26,468,705	—	26,468,705
Financial assets at fair value through profit or loss	26,104,934	—	—	—	—	26,104,934
Derivative financial assets	6,769,233	—	—	—	102,159	6,871,392
Loans measured at amortized cost	—	—	—	428,818,361	—	428,818,361
Financial investments	—	43,638,676	1,155,049	34,293,913	—	79,087,638
Other financial assets	—	—	—	10,483,802	—	10,483,802

	32,874,167	43,638,676	1,155,049	500,064,781	102,159	577,834,832

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

6.3 Carrying Amount of Financial Instruments by Category (cont’d)

	December 31, 2025
(In millions of Korean won)	Financial instruments at fair value through profit or loss	Financial instruments at amortized cost	Derivatives held for hedging	Total
Financial liabilities
Financial liabilities at fair value through profit or loss	420,329	—	—	420,329
Derivative financial liabilities	5,798,316	—	30,020	5,828,336
Deposits	—	440,010,202	—	440,010,202
Borrowings	—	32,545,690	—	32,545,690
Debentures	—	36,296,650	—	36,296,650
Other financial liabilities	—	27,211,546	—	27,211,546

	6,218,645	536,064,088	30,020	542,312,753

	December 31, 2024
(In millions of Korean won)	Financial instruments at fair value through profit or loss	Financial instruments at fair value through other comprehensive income	Financial instruments designated at fair value through other comprehensive income	Financial instruments at amortized cost	Derivatives held for hedging	Total
Financial assets
Cash and due from financial institutions	—	—	—	22,910,149	—	22,910,149
Financial assets at fair value through profit or loss	22,089,847	—	—	—	—	22,089,847
Derivative financial assets	10,128,282	—	—	—	121,337	10,249,619
Loans measured at amortized cost	—	—	—	409,867,155	—	409,867,155
Financial investments	—	43,812,524	1,058,286	36,355,808	—	81,226,618
Other financial assets	—	—	—	9,328,611	—	9,328,611

	32,218,129	43,812,524	1,058,286	478,461,723	121,337	555,671,999

	December 31, 2024
(In millions of Korean won)	Financial instruments at fair value through profit or loss	Financial instruments at amortized cost	Derivatives held for hedging	Total
Financial liabilities
Financial liabilities at fair value through profit or loss	159,212	—	—	159,212
Derivative financial liabilities	9,577,007	—	66,128	9,643,135
Deposits	—	421,200,651	—	421,200,651
Borrowings	—	32,226,416	—	32,226,416
Debentures	—	34,736,771	—	34,736,771
Other financial liabilities	—	24,117,660	—	24,117,660

	9,736,219	512,281,498	66,128	522,083,845

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

6.4 Transfer of Financial Assets

6.4.1 Transferred financial assets that are derecognized in their entirety

The Group transferred loans and other financial assets to companies specialized in asset-backed securitization and derecognized them from the consolidated financial statement. While the maximum exposure to loss (carrying amount) from its continuing involvement and fair value of its continuing involvement of the derecognized financial assets as of December 31, 2025 and 2024, are as follows:

	December 31, 2025
(In millions of Korean won)	Type of continuing involvement	Classification of financial instruments	Carrying amount of continuing involvement	Fair value of continuing involvement
Discovery 2nd Securitization Specialty Co., Ltd.	Subordinated bond	Financial assets at fair value through profit or loss	564	564
AP 4D ABS Ltd.	Subordinated bond	Financial assets at fair value through profit or loss	36	36

			600	600

	December 31, 2024
(In millions of Korean won)	Type of continuing involvement	Classification of financial instruments	Carrying amount of continuing involvement	Fair value of continuing involvement
Discovery 2nd Securitization Specialty Co., Ltd.	Subordinated bond	Financial assets at fair value through profit or loss	564	564
AP 4D ABS Ltd.	Subordinated bond	Financial assets at fair value through profit or loss	39	39

			603	603

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

6.4.2 Bonds sold under repurchase agreements and loaned securities

The Group continues to recognize the financial assets related to bonds sold under repurchase agreements and securities lending transactions in the consolidated statement of financial position since those transactions are not qualified for derecognition even though the Group transfers the financial assets. Bonds sold under repurchase agreements are sold on the condition that they will be repurchased at a fixed price, and loaned securities will be returned at the expiration of the loan period. Thus, the Group retains substantially all the risks and rewards of ownership of the financial assets.

The carrying amount of transferred assets and related liabilities as of December 31, 2025 and 2024, are as follows:

	December 31, 2025
(In millions of Korean won)	Carrying amount of transferred assets	Carrying amount of related liabilities
Bonds sold under repurchase agreements	2,859,414	2,638,227
Loaned securities:
Government and public bonds	127,937	—

	2,987,351	2,638,227

	December 31, 2024
(In millions of Korean won)	Carrying amount of transferred assets	Carrying amount of related liabilities
Bonds sold under repurchase agreements	3,412,140	3,310,040
Loaned securities:
Government and public bonds	—	—

	3,412,140	3,310,040

6.4.3 Liquidation of financial assets

The consolidated structured entities securitized the loans held by the Group and issued asset-backed securities. As a result of these transactions, the contractual cash flow of the securitized assets is generally transferred to the holders of the asset-backed securities, and the Group is contractually obligated to make cash payment to one or more recipients in the purchase commitment and other arrangements for all the transferred financial assets that are not derecognized on the reporting date in connection with the securitization of financial assets.

The carrying amount of underlying assets and liabilities related to securitization transactions as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)		December 31, 2025	December 31, 2024
Underlying assets	Loans measured at amortized cost *	1,148,300	740,546

		1,148,300	740,546

Associated liabilities	Debentures	1,242,600	809,000

*	Before netting of allowance

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

6.5 Offsetting Financial Assets and Financial Liabilities

The Group enters into International Swaps and Derivatives Association (“ISDA”) master netting agreements and other similar arrangements with the Group’s OTC derivative and spot exchange counterparties. Similar netting agreements are also entered into with the Group’s (a) sales or purchases of bonds under repurchase agreements and (b) securities lending and borrowing transactions, etc. Pursuant to these agreements, in the event of default by one party, contracts are to be terminated and receivables and payables are to be offset. As the Group has the legal right of offset and settles in net amount, domestic exchange settlement debits and domestic exchange settlement credits are recognized in its net settlement balance in the consolidated statement of financial position. Other financial instruments such as account receivables and account payables related to listed securities, and derivatives or OTC derivatives settled by the central clearing house are also recognized in its net settlement balance in the consolidated statement of financial position as the Group has the legal right of offset and settles in net amount.

6.5.1 Details of financial assets subject to enforceable master netting agreements or similar arrangements as of December 31, 2025 and 2024, are as follows:

	December 31, 2025
	Gross assets	Gross liabilities offset	Net amount in the statement of financial position	Non-offsetting amount		Net amount
(In millions of Korean won)				Financial instruments	Cash collateral
Derivatives held for trading	6,769,233	—	6,769,233	(3,938,881)	(212)	2,932,299
Derivatives held for hedging	102,159	—	102,159
Unsettled spot exchange receivable	6,715,041	—	6,715,041	(6,605,631)	—	109,410
Bonds purchased under repurchase agreements	8,264,047	—	8,264,047	(8,264,047)	—	—
Domestic exchange settlement debits	73,556,649	(72,273,901)	1,282,748	—	—	1,282,748
Other financial instruments	37,069	(35,313)	1,756	—	—	1,756

	95,444,198	(72,309,214)	23,134,984	(18,808,559)	(212)	4,326,213

	December 31, 2024
	Gross assets	Gross liabilities offset	Net amount in the statement of financial position	Non-offsetting amount		Net amount
(In millions of Korean won)				Financial instruments	Cash collateral
Derivatives held for trading	10,128,245	—	10,128,245	(5,728,320)	(2,510)	4,518,752
Derivatives held for hedging	121,337	—	121,337
Unsettled spot exchange receivable	6,268,218	—	6,268,218	(6,193,841)	—	74,377
Bonds purchased under repurchase agreements	3,218,060	—	3,218,060	(2,722,835)	—	495,225
Domestic exchange settlement debits	62,914,800	(62,453,824)	460,976	—	—	460,976
Other financial instruments	49,571	(35,036)	14,535	—	—	14,535

	82,700,231	(62,488,860)	20,211,371	(14,644,996)	(2,510)	5,563,865

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

6.5.2 Details of financial liabilities subject to enforceable master netting agreements or similar arrangements as of December 31, 2025 and 2024, are as follows:

	December 31, 2025
	Gross liabilities	Gross assets offset	Net amount in the statement of financial position	Non-offsetting amount		Net amount
(In millions of Korean won)				Financial instruments	Cash collateral
Derivatives held for trading	5,797,470	—	5,797,470	(4,664,291)	—	1,163,199
Derivatives held for hedging	30,020	—	30,020
Unsettled spot exchange payable	6,720,657	—	6,720,657	(6,605,631)	—	115,026
Bonds sold under repurchase agreements *	2,642,675	—	2,642,675	(2,642,675)	—	—
Domestic exchange settlement credits	72,367,814	(72,273,901)	93,913	(93,913)	—	—
Other financial instruments	59,127	(35,313)	23,814	—	—	23,814

	87,617,763	(72,309,214)	15,308,549	(14,006,510)	—	1,302,039

	December 31, 2024
	Gross liabilities	Gross assets offset	Net amount in the statement of financial position	Non-offsetting amount		Net amount
(In millions of Korean won)				Financial instruments	Cash collateral
Derivatives held for trading	9,575,980	—	9,575,980	(7,911,953)	—	1,730,155
Derivatives held for hedging	66,128	—	66,128
Unsettled spot exchange payable	6,270,179	—	6,270,179	(6,193,841)	—	76,338
Bonds sold under repurchase agreements *	3,310,040	—	3,310,040	(3,310,040)	—	—
Domestic exchange settlement credits	62,745,597	(62,453,824)	291,773	(291,773)	—	—
Other financial instruments	43,593	(35,036)	8,557	—	—	8,557

	82,011,517	(62,488,860)	19,522,657	(17,707,607)	—	1,815,050

*	Includes bonds sold under repurchase agreements to customers.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

7. Due from Financial Institutions

7.1 Details of due from financial institutions as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)		Financial institutions	Interest rate (%)	December 31, 2025 *	December 31, 2024 *
Due from financial institutions in Korean won	Due from Bank of Korea	Bank of Korea	0.00	13,939,438	11,635,481
	Due from banks	Hana Bank and others	0.00~2.07	147,117	58,880
	Due from others	CITIBANK N.A. SINGAPORE(Custody) and others	0.00	4,978	10,478

				14,091,533	11,704,839

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	Bank of Korea and others	0.00~4.75	8,898,376	7,639,684
	Time deposits in foreign currencies	ICBC New York Branch and others	1.64~6.75	240,082	521,924
	Due from others	Yuanta Bank (TAIWAN) and others	0.00~5.00	1,030,270	966,831

				10,168,728	9,128,439

				24,260,261	20,833,278

*	Before netting of allowance, including ~~W~~ 22,966,672 million and ~~W~~ 19,286,008 million classified as cash of December 31, 2025 and 2024, respectively.

7.2 Details of restricted due from financial institutions as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)		Financial institutions	December 31, 2025 *	December 31, 2024 *	Reasons of restriction
Due from financial institutions in Korean won	Due from Bank of Korea	Bank of Korea	13,939,438	11,635,481	Bank of Korea Act
	Due from others	KB Securities Co., Ltd. and others	4,639	9,949	Derivatives margin account

			13,944,077	11,645,430

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	Bank of Korea and others	3,392,616	2,736,871	Bank of Korea Act and others
	Time deposits in foreign currencies	ICBC New York Branch and others	71,745	88,200	New York State Banking Law
	Due from others	Yuanta Bank (TAIWAN) and others	950,691	881,802	Derivatives margin account

			4,415,052	3,706,873

			18,359,129	15,352,303

*	Before netting of allowance, including ~~W~~ 17,306,621 million and ~~W~~ 14,176,162 million classified as cash as of December 31, 2025 and 2024, respectively.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

7.3 Changes in allowances for credit losses of due from financial institutions for the years ended December 31, 2025 and 2024, are as follows:

	2025
(In millions of Korean won)	12-month expected credit losses	Lifetime expected credit losses
		Non-impaired	Impaired
Beginning	523	—	—
Transfer between stages	—	—	—
Provision (reversal) for credit losses	(343)	—	—
Others (exchange differences, etc.)	(15)	—	—

Ending	165	—	—

	2024
(In millions of Korean won)	12-month expected credit losses	Lifetime expected credit losses
		Non-impaired	Impaired
Beginning	618	—	—
Transfer between stages	—	—	—
Provision (reversal) for credit losses	(167)	—	—
Others (exchange differences, etc.)	72	—	—

Ending	523	—	—

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

8. Assets Pledged as Collateral

8.1 Details of assets pledged as collateral as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)		December 31, 2025
Assets pledged	Pledgee	Carrying amount	Reasons of pledge
Securities measured at fair value through profit or loss	Korea Securities Depository and others	10,520	Repurchase agreements
	Bank of Korea	3,314,236	Borrowings from Bank of Korea
	Others	6,531	Others

		3,331,287

Securities measured at fair value through other comprehensive income	Bank of Korea and others	1,708,828	Repurchase agreements
	Bank of Korea	2,045,260	Borrowings from Bank of Korea
		975,999	Settlement risk of Bank of Korea
	MUFG Bank and others	2,242,451	Derivatives transactions
	Others	495,096	Others

		7,467,634

Securities measured at amortized cost	Bank of Korea and others	1,140,066	Repurchase agreements
	Bank of Korea	2,440,585	Borrowings from Bank of Korea
		7,625,707	Settlement risk of Bank of Korea
	KB Securities Co., Ltd. and others	549,184	Derivatives transactions
	Others	735,516	Others

		12,491,058

Loans	Others	12,250,819	Covered bond and others

		35,540,798

(In millions of Korean won)		December 31, 2024
Assets pledged	Pledgee	Carrying amount	Reasons of pledge
Securities measured at fair value through profit or loss	Korea Securities Depository and others	134,290	Repurchase agreements

		134,290

Securities measured at fair value through other comprehensive income	Bank of Korea and others	2,246,594	Repurchase agreements
	Bank of Korea	2,237,952	Borrowings from Bank of Korea
		994,678	Settlement risk of Bank of Korea
	MUFG Bank and others	1,921,735	Derivatives transactions
	Others	565,153	Others

		7,966,112

Securities measured at amortized cost	Bank of Korea and others	1,031,256	Repurchase agreements
	Bank of Korea	2,802,901	Borrowings from Bank of Korea
		7,627,587	Settlement risk of Bank of Korea
	KB Securities Co., Ltd. and others	1,142,081	Derivatives transactions
	Others	893,704	Others

		13,497,529

Loans	Others	14,572,141	Covered bond and others

		36,170,072

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

8.2 Fair value of collateral available to sell or repledge, and collateral sold or repledged, regardless of debtor’s default as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025
	Fair value of collateral held	Fair value of collateral sold or repledged
Securities	8,688,604	—

(In millions of Korean won)	December 31, 2024
	Fair value of collateral held	Fair value of collateral sold or repledged
Securities	2,678,044	—

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

9. Derivative Financial Instruments and Hedge Accounting

The Group engages in derivative trading activities to hedge the interest rate risk and currency risk arising from the Group’s own assets and liabilities. In particular, the Group applies fair value hedge accounting using interest rate swaps and interest rate futures to hedge the risk of changes in fair value due to the changes in interest rate of debentures, deposits, and debt securities at fair value through other comprehensive income. Also, the Group applies cash flow hedge accounting using interest rate swaps to hedge the risk of changes in cash flows of debentures in foreign currencies, and borrowings in foreign currencies. In addition, the Group applies net investments in foreign operations hedge accounting by designating debentures in foreign currencies as hedging instruments to hedge the currency risk of net investments in foreign operations.

9.1 Details of derivative financial instruments held for trading as of December 31, 2025 and 2024, are as follows:

	December 31, 2025			December 31, 2024
(In millions of Korean won)	Notional Amount	Assets	Liabilities	Notional amount	Assets	Liabilities
Interest rate
Forwards	9,743,586	568,171	124,166	4,982,518	82,163	275,132
Futures [1]	2,848,905	—	—	2,024,156	—	—
Swaps [2]	186,293,467	282,437	346,969	213,123,811	304,454	253,395
Options	5,926,000	175,592	136,495	6,658,000	141,985	133,971

	204,811,958	1,026,200	607,630	226,788,485	528,602	662,498

Currency
Forwards	128,217,291	3,326,672	1,502,461	128,595,383	5,829,612	2,913,841
Swaps	71,001,770	2,404,030	3,671,943	84,077,057	3,748,266	5,971,810
Options	1,741,288	9,346	12,742	1,970,373	21,765	27,832

	200,960,349	5,740,048	5,187,146	214,642,813	9,599,643	8,913,483

Stock and index
Futures [1]	1,479	—	—	—	—	—
Options	258,477	2,985	2,694	577	37	—

	259,956	2,985	2,694	577	37	—

Credit
Swaps [2]	143,490	—	—	385,480	—	—
Others	94,300	—	846	94,300	—	1,026

	406,270,053	6,769,233	5,798,316	441,911,655	10,128,282	9,577,007

[1]	Gains or losses arising from daily mark-to-market futures are reflected in the margin accounts.
[2]	Notional amounts of ~~W~~ 141,757,835 million and ~~W~~ 176,601,953 million as of December 31, 2025 and 2024, respectively, were traded through the central counterparty clearing, (“CCP”).

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

9.2 Average price conditions of future nominal cash flows by type of hedge accounting as of December 31, 2025 and 2024, are as follows:

	December 31, 2025
(In millions of Korean won)	1 year	2 years	3 years	4 years	5 years	Over 5 years	Total
Fair value hedge
Nominal amount of the hedging instrument	2,986,543	279,119	94,321	880,581	1,531,878	570,923	6,343,365
Average price condition (SOFR and CD)	3.67%	4.31%	4.85%	5.92%	2.96%	3.73%	3.86%
Cash flow hedge
Nominal amount of the hedging instrument	545,262	1,027,388	495,041	45,917	—	—	2,113,608
Average price condition (SOFR and CD)	4.14%	4.88%	4.85%	5.00%	—	—	4.68%

	December 31, 2024
(In millions of Korean won)	1 year	2 years	3 years	4 years	5 years	Over 5 years	Total
Fair value hedge
Nominal amount of the hedging instrument	3,641,362	1,168,695	428,780	189,448	941,835	1,998,080	8,368,200
Average price condition (SOFR and CD)	4.58%	4.65%	4.71%	5.74%	6.69%	3.81%	4.68%
Cash flow hedge
Nominal amount of the hedging instrument	—	558,600	1,052,520	507,150	47,040	—	2,165,310
Average price condition (SOFR and CD)	—	4.86%	5.57%	5.55%	5.75%	—	5.39%

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

9.3 Fair Value Hedge

9.3.1 Details of fair value hedged items as of December 31, 2025 and 2024 and changes in fair value for the years ended December 31, 2025 and 2024, are as follows:

		December 31, 2025				2025
		Carrying amount		Accumulated amount of hedge adjustments		Changes in fair value
(In millions of Korean won)		Assets	Liabilities	Assets	Liabilities
Interest rate	Debt securities in Korean won	1,516,538	—	(5,529)	—	(13,622)
	Debt securities in foreign currencies	1,285,924	—	(628)	—	39,119
	Deposits in Korean won	—	196,865	—	6,865	(3,624)
	Deposits in foreign currencies	—	1,044,993	—	(1,334)	(6,254)
	Debentures in Korean won	—	1,342,625	—	(117,375)	8,310
	Debentures in foreign currencies	—	809,157	—	(23,085)	(29,794)

		2,802,462	3,393,640	(6,157)	(134,929)	(5,865)

		December 31, 2024				2024
		Carrying amount		Accumulated amount of hedge adjustments		Changes in fair value
(In millions of Korean won)		Assets	Liabilities	Assets	Liabilities
Interest rate	Debt securities in Korean won	2,062,063	—	(15,065)	—	27,699
	Debt securities in foreign currencies	1,699,241	—	(44,081)	—	21,357
	Deposits in Korean won	—	246,258	—	6,258	(6,272)
	Deposits in foreign currencies	—	301,107	—	(7,593)	926
	Debentures in Korean won	—	2,320,923	—	(109,077)	(35,453)
	Debentures in foreign currencies	—	1,523,883	—	(63,717)	(4,989)

		3,761,304	4,392,171	(59,146)	(174,129)	3,268

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

9.3.2 Details of derivative instruments designated as fair value hedge as of December 31, 2025 and 2024 and changes in fair value for the years ended December 31, 2025 and 2024, are as follows:

	December 31, 2025			2025
(In millions of Korean won)	Notional amount	Carrying amount		Changes in fair value
		Assets	Liabilities
Interest Rate
Futures	1,007,300	—	—	21,890
Swaps	5,336,065	89,917	17,610	(16,491)

	6,343,365	89,917	17,610	5,399

	December 31, 2024			2024
(In millions of Korean won)	Notional amount	Carrying amount		Changes in fair value
		Assets	Liabilities
Interest Rate
Futures	720,000	—	—	1,787
Swaps	7,648,200	84,530	62,666	(3,658)

	8,368,200	84,530	62,666	(1,871)

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

9.3.3 Details of hedge ineffectiveness recognized in profit or loss on derivative instruments designated as fair value hedge for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025	2024
Interest rate	(466)	1,397

9.3.4 Gains or losses on fair value hedging instruments and hedged items attributable to the hedged risk for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025	2024
Gains and Losses on hedging instruments	5,399	(1,871)
Gains on hedged items attributable to the hedged risk	(13,525)	5,582

	(8,126)	3,711

9.4 Cash Flow Hedge

9.4.1 Details of cash flow hedged items as of December 31, 2025 and 2024 and changes in fair value for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	Cash flow hedge reserve		Changes in fair value
	December 31, 2025	December 31, 2024	2025	2024
Interest rate risk	(972)	22,158	31,884	(1,837)

9.4.2 Details of derivative instruments designated as cash flow hedges as of December 31, 2025 and 2024 and changes in fair value for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025			2025
	Notional amount	Assets	Liabilities	Changes in fair value
Interest rate Swaps	2,113,608	12,242	12,410	(31,408)

(In millions of Korean won)	December 31, 2024			2024
	Notional amount	Assets	Liabilities	Changes in fair value
Interest rate Swaps	2,165,310	36,807	3,462	3,278

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

9.4.3 Gains on cash flow hedging instruments and hedged items attributable to the hedged risk for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025	2024
Gains on hedging instruments:	(31,408)	3,278
Effective portion of gains on cash flow hedging instruments (recognized in other comprehensive income or loss)	(31,445)	3,644
Ineffective portion of gains on cash flow hedging instruments (recognized in profit or loss)	37	(366)

9.4.4 Amounts recognized in other comprehensive income and reclassified from equity to profit related to derivative instruments designated as cash flow hedges for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025	2024
Other comprehensive income	(31,445)	3,644
Reclassification to profit	—	(2,095)
Income tax effect	8,316	(409)

	(23,129)	1,140

9.4.5 As of December 31, 2025, the hedged items subject to cash flow hedges are exposed to the risk of changes in cash flows until March 5, 2029.

9.5 Hedge of Net Investments in Foreign Operations

9.5.1 Details of net investments in foreign operations hedged items as of December 31, 2025 and 2024 and changes in fair value for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	Foreign currency translation reserve		Changes in fair value
	December 31, 2025	December 31, 2024	2025	2024
Currency-related (currency risk)	(244,068)	(277,658)	(39,061)	224,237

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

9.5.2 Details of financial instruments designated as hedges of net investments in foreign operations as of December 31, 2025 and 2024 and changes in fair value for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025			2025
	Notional amount	Carrying amount		Changes in fair value
		Assets	Liabilities
Debentures in foreign currencies	1,972,287	—	1,972,287	39,061

	December 31, 2024			2024
(In millions of Korean won)	Notional amount	Carrying amount		Changes in fair value
		Assets	Liabilities
Debentures in foreign currencies	2,029,237	—	2,029,237	(224,237)

9.5.3 Fair value of non-derivative financial instruments designated as hedges of net investments in foreign operations as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025	December 31, 2024
Debentures in foreign currencies	1,955,772	1,943,867

9.5.4 Losses on net investments in foreign operations hedging instruments and hedged items attributable to the hedged risk for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025	2024
Losses on hedging instruments:	39,061	(224,237)
Effective portion of losses on hedge of net investments in foreign operations (recognized in other comprehensive loss)	39,061	(224,237)
Ineffective portion of losses on hedge of net investments in foreign operations (recognized in loss)	—	—

9.5.5 Effective portion of gains (losses) on net investments in foreign operations hedging instruments recognized in other comprehensive loss for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025	2024
Other comprehensive loss	39,061	(224,237)
Reclassification to income	1,546	—
Income tax effect	(7,017)	59,199

	33,590	(165,038)

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

10. Loans Measured at Amortized Cost

10.1 Details of loans as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025	December 31, 2024
Loans	431,936,064	413,116,283
Deferred loan origination fees and costs	447,358	468,629
Less: Allowances for credit losses	(3,565,061)	(3,717,757)

	428,818,361	409,867,155

10.2 Details of loans to banks as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025	December 31, 2024
Loans	8,761,115	9,687,354
Less: Allowances for credit losses	(2,038)	(30,727)

	8,759,077	9,656,627

10.3 Details of loan types and customer types of loans to customers other than banks as of December 31, 2025 and 2024, are as follows:

	December 31, 2025
(In millions of Korean won)	Retail	Corporate	Credit card	Total
Loans in Korean won	184,070,409	195,156,897	—	379,227,306
Loans in foreign currencies	5,111,578	25,465,376	—	30,576,954
Domestic import usance bills	—	3,576,639	—	3,576,639
Off-shore funding loans	—	959,102	—	959,102
Call loans	—	450,000	—	450,000
Bills bought in Korean won	—	1,691	—	1,691
Bills bought in foreign currencies	—	2,611,182	—	2,611,182
Guarantee payments under acceptances and guarantees	—	5,414	—	5,414
Credit card receivables in foreign currencies	—	—	23,768	23,768
Bonds purchased under repurchase agreements	—	6,173,471	—	6,173,471
Privately placed bonds	—	16,780	—	16,780

	189,181,987	234,416,552	23,768	423,622,307
Proportion (%)	44.65	55.34	0.01	100.00

Less: Allowances for credit losses	(975,804)	(2,580,360)	(6,859)	(3,563,023)

	188,206,183	231,836,192	16,909	420,059,284

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

10.3 Details of loan types and customer types of loans to customers other than banks as of December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2024
	Retail	Corporate	Credit card	Total
Loans in Korean won	177,437,548	185,641,458	—	363,079,006
Loans in foreign currencies	4,896,983	26,184,305	—	31,081,288
Domestic import usance bills	—	3,790,808	—	3,790,808
Off-shore funding loans	—	626,058	—	626,058
Call loans	—	—	—	—
Bills bought in Korean won	—	1,862	—	1,862
Bills bought in foreign currencies	—	2,379,270	—	2,379,270
Guarantee payments under acceptances and guarantees	—	16,930	—	16,930
Credit card receivables in foreign currencies	—	—	34,642	34,642
Bonds purchased under repurchase agreements	—	2,873,550	—	2,873,550
Privately placed bonds	—	14,144	—	14,144

	182,334,531	221,528,385	34,642	403,897,558
Proportion (%)	45.14	54.85	0.01	100.00

Less: Allowances for credit losses	(975,940)	(2,698,135)	(12,955)	(3,687,030)

	181,358,591	218,830,250	21,687	400,210,528

10.4 Changes in deferred loan origination fees and costs for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025
	Beginning	Increase	Decrease	Others	Ending
Deferred loan origination costs
Loans in Korean won	585,205	291,460	(306,459)	—	570,206
Others	27	119	(46)	(1)	99

	585,232	291,579	(306,505)	(1)	570,305

Deferred loan origination fees
Loans in Korean won	35,507	21,093	(21,178)	—	35,422
Loans in foreign currencies and others	81,096	46,622	(38,063)	(2,130)	87,525

	116,603	67,715	(59,241)	(2,130)	122,947

	468,629	223,864	(247,264)	2,129	447,358

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

10.4 Changes in deferred loan origination fees and costs for the years ended December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)	2024
	Beginning	Increase	Decrease	Others	Ending
Deferred loan origination costs
Loans in Korean won	533,220	391,167	(339,182)	—	585,205
Others	106	23	(103)	1	27

	533,326	391,190	(339,285)	1	585,232

Deferred loan origination fees
Loans in Korean won	20,575	32,904	(17,972)	—	35,507
Loans in foreign currencies and others	67,324	41,758	(36,597)	8,611	81,096

	87,899	74,662	(54,569)	8,611	116,603

	445,427	316,528	(284,716)	(8,610)	468,629

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

11. Allowances for Credit Losses

11.1 Changes in allowances for credit losses of loans for the years ended December 31, 2025 and 2024, are as follows:

	2025
	Retail				Corporate				Credit card
(In millions of Korean won)	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach
		Non- impaired	Impaired			Non- impaired	Impaired			Non- impaired	Impaired
Beginning	410,668	182,336	382,936	—	727,465	798,694	1,202,703	—	752	494	11,709	—
Transfer between stages:
Transfer to 12-month expected credit losses	142,061	(139,562)	(2,499)	—	220,957	(216,545)	(4,412)	—	16	(2)	(14)	—
Transfer to lifetime expected credit losses (non-impaired)	(117,169)	129,672	(12,503)	—	(246,537)	304,782	(58,245)	—	(5)	53	(48)	—
Transfer to lifetime expected credit losses (impaired)	(3,392)	(56,976)	60,368	—	(5,461)	(193,719)	199,180	—	(235)	(49)	284	—
Write-offs	—	(1)	(376,658)	—	—	(13)	(758,084)	—	—	—	(7,251)	—
Sales	(1,219)	(999)	(8,924)	—	(26)	(562)	(135,070)	—	—	—	—	—
Provision (reversal) for credit losses [1,2]	(7,236)	56,477	376,962	—	2,295	19,256	812,035	—	145	24	1,804	—
Others (exchange differences, etc.) [4]	(12,514)	(441)	(25,583)	—	(3,848)	(1,094)	(81,353)	—	(72)	(66)	(680)	—

Ending [3]	411,199	170,506	394,099	—	694,845	710,799	1,176,754	—	601	454	5,804	—

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

11.1 Changes in allowances for credit losses of loans for the years ended December 31, 2025 and 2024, are as follows: (cont’d)

	2024
	Retail				Corporate				Credit card
(In millions of Korean won)	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach
		Non- impaired	Impaired			Non- impaired	Impaired			Non- impaired	Impaired
Beginning	397,695	184,162	269,329	—	794,123	780,653	1,169,980	—	872	310	12,728	—
Transfer between stages:
Transfer to 12-month expected credit losses	112,393	(111,257)	(1,136)	—	349,600	(297,184)	(52,416)	—	174	(69)	(105)	—
Transfer to lifetime expected credit losses (non-impaired)	(98,661)	203,764	(105,103)	—	(255,909)	314,792	(58,883)	—	(63)	68	(5)	—
Transfer to lifetime expected credit losses (impaired)	(2,684)	(151,408)	154,092	—	(53,797)	(188,611)	242,408	—	(61)	(211)	272	—
Write-offs	—	—	(309,154)	—	—	(2)	(572,614)	—	—	—	(15,810)	—
Sales	(3,881)	(953)	(6,931)	—	—	(499)	(64,078)	—	—	—	—	—
Provision (reversal) for credit losses [1,2]	4,228	57,370	377,617	—	(114,724)	182,211	505,051	—	(132)	377	13,926	—
Others (exchange differences, etc.)	1,578	658	4,222	—	8,172	7,334	33,255	—	(38)	19	703	—

Ending [3]	410,668	182,336	382,936	—	727,465	798,694	1,202,703	—	752	494	11,709	—

[1]

Provision (reversal) for credit losses in the consolidated statements of comprehensive income also includes provision (reversal) for credit losses of unused commitments, acceptances and guarantees (Note 22.2), provision (reversal) for credit losses of financial guarantee contracts (Note 22.4), provision (reversal) for credit losses of other financial assets (Note 18.2), provision (reversal) for credit losses of due from financial institutions (Note 7.3) and provision (reversal) for credit losses of debt securities (Note 12.5).

[2]	Includes ~~W~~ 217,500 million and ~~W~~ 167,719 million of collections from written-off loans for the years ended December 31, 2025 and 2024, respectively.
[3]

Includes additional allowances of ~~W~~ 126,840 million and 156,111 million for the borrowers and others which are highly affected by the termination of COVID-19 financial support as of December 31, 2025 and 2024, respectively.

[4]	The allowances classified as a disposal group held for sale during the year are included, as described in Note 17.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

The amounts of financial assets that were written off but are still subject to ongoing recovery efforts during the years ended December 31, 2025 and 2024 were ~~W~~ 1,104,003 million and ~~W~~ 897,580 million, respectively. The Group manages the written-off loans for which their legal extinctive prescriptions have not been completed, and that have not been collected. The balances of those loans are ~~W~~ 9,536,731 million and ~~W~~ 8,832,236 million as of December 31, 2025 and 2024, respectively.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

11.2 Changes in gross carrying amount of loans for the years ended December 31, 2025 and 2024, are as follows:

	2025
	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach
(In millions of Korean won)		Non-impaired	Impaired
Beginning	374,832,578	35,061,688	3,690,646	—
Transfer between stages:
Transfer to 12-month expected credit losses	30,165,047	(30,121,560)	(43,487)	—
Transfer to lifetime expected credit losses (non-impaired)	(42,215,864)	43,374,823	(1,158,959)	—
Transfer to lifetime expected credit losses (impaired)	(552,281)	(3,831,259)	4,383,540	—
Write-offs	—	(14)	(1,141,993)	—
Sales	(513,348)	(13,972)	(999,889)	—
Net increase (decrease) (execution, repayment, and others) *	27,140,523	(4,388,625)	(1,284,172)	—

Ending	388,856,655	40,081,081	3,445,686	—

	2024
	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach
(In millions of Korean won)		Non-impaired	Impaired
Beginning	353,906,746	31,715,563	3,391,613	—
Transfer between stages:
Transfer to 12-month expected credit losses	27,936,340	(27,494,039)	(442,301)	—
Transfer to lifetime expected credit losses (non-impaired)	(34,227,418)	36,057,313	(1,829,895)	—
Transfer to lifetime expected credit losses (impaired)	(996,094)	(4,177,692)	5,173,786	—
Write-offs	—	(2)	(897,578)	—
Sales	(2,984,653)	(88,841)	(753,376)	—
Net increase (decrease) (execution, repayment, and others)	31,197,657	(950,614)	(951,603)	—

Ending	374,832,578	35,061,688	3,690,646	—

*	The loans classified as a disposal group held for sale during the year are included, as described in Note 17.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

12. Financial Assets at Fair Value through Profit or Loss and Financial Investments

12.1 Details of financial assets at fair value through profit or loss and financial investments as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025	December 31, 2024
Financial assets at fair value through profit or loss
Debt securities:
Government and public bonds	9,539,771	7,904,303
Financial bonds	4,100,148	3,495,489
Corporate bonds	3,004,275	2,321,229
Asset-backed securities	30,000	39,444
Beneficiary certificates	5,049,618	4,577,202
Investment funds	980,915	906,460
Other debt securities	2,493,889	2,274,864
Equity securities:
Stocks	223,416	162,196
Loans:
Privately placed bonds	227,392	208,857
Other loans	43,231	41,284
Others:
Financial instruments indexed to the price of gold	412,279	158,519

	26,104,934	22,089,847

Financial investments
Financial assets at fair value through other comprehensive income
Debt securities:
Government and public bonds	14,493,010	11,008,793
Financial bonds	17,223,750	21,446,125
Corporate bonds	10,651,303	10,051,926
Asset-backed securities	903,054	1,024,772
Other debt securities	28,502	—
Equity securities:
Stocks	1,140,446	1,050,418
Equity investments	14,603	7,868
Loans:
Privately placed bonds	339,057	280,908

	44,793,725	44,870,810

Financial assets at amortized cost
Debt securities:
Government and public bonds	4,918,862	6,029,059
Financial bonds	13,098,887	12,023,577
Corporate bonds	8,698,069	8,946,009
Asset-backed securities	7,531,248	9,301,199
Other debt securities	63,785	72,968
Less: Allowances for credit losses	(16,938)	(17,004)

	34,293,913	36,355,808

	79,087,638	81,226,618

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

12.2 Dividend income from equity securities designated at fair value through other comprehensive income for the years ended December 31, 2025 and 2024, are as follows:

	2025		2024
(In millions of Korean won)	From the equity securities derecognized	From the equity securities held	From the equity securities derecognized	From the equity securities held
Listed Stocks	109	8,384	—	3,597
Unlisted Stocks	—	4,037	—	2,975

	109	12,421	—	6,572

12.3 Derecognized equity securities measured at fair value through other comprehensive income for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025		2024
	Disposal price	Accumulated other comprehensive income as of disposal date	Disposal price	Accumulated other comprehensive loss as of disposal date
Listed Stocks	14,757	(6,047)	8,054	(5,586)
Unlisted Stocks	31,154	9,198	—	—

	45,911	3,151	8,054	(5,586)

12.4 Provision (reversal) for credit losses of financial investments for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025
	Provision	Reversal	Total
Financial assets at fair value through other comprehensive income	4,927	(6,069)	(1,142)
Securities measured at amortized cost	4,454	(4,471)	(17)

	9,381	(10,540)	(1,159)

(In millions of Korean won)	2024
	Provision	Reversal	Total
Financial assets at fair value through other comprehensive income	6,316	(5,711)	605
Securities measured at amortized cost	2,299	(4,217)	(1,918)

	8,615	(9,928)	(1,313)

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

12.5 Changes in allowances for credit losses of financial investments for the years ended December 31, 2025 and 2024, are as follows:

	2025
(In millions of Korean won)	12-month expected credit losses	Lifetime expected credit losses
		Non-impaired	Impaired
Beginning	31,759	—	—
Transfer between stages:
Transfer to 12-month expected credit losses	—	—	—
Transfer to lifetime expected credit losses	—	—	—
Sales	(3,039)	—	—
Provision (reversal) for credit losses	(1,159)	—	—
Others (exchange differences, etc.)	(159)	—	—

Ending	27,402	—	—

	2024
(In millions of Korean won)	12-month expected credit losses	Lifetime expected credit losses
		Non-impaired	Impaired
Beginning	33,817	—	—
Transfer between stages:
Transfer to 12-month expected credit losses	—	—	—
Transfer to lifetime expected credit losses	—	—	—
Sales	(1,883)	—	—
Provision for credit losses	(1,313)	—	—
Others (exchange differences, etc.)	1,138	—	—

Ending	31,759	—	—

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

13. Investments in Associates

13.1 Details of investments in associates as of December 31, 2025 and 2024, are as follows:

	December 31, 2025
(In millions of Korean won)	Ownership (%)	Acquisition cost	Share of net asset amount	Carrying amount	Industry	Location
Korea Credit Bureau Co., Ltd. [1]	9.00	4,500	10,992	10,992	Credit information	Korea
Incheon Bridge Co., Ltd. [1]	14.99	9,159	7,383	7,383	Operation of highways and related facilities	Korea
KB Digital Innovation & Growth New Technology Business Investment Fund	45.00	4,500	4,307	2,365	Discovery of and investment in promising FinTech-business venture	Korea
KB Digital Platform Fund	46.67	106,400	145,284	145,284	Digital platform and Tech-based investment in promising companies	Korea
KB Prime Digital Platform Fund	43.33	13,000	12,976	12,976	Digital platform and Tech-based investment in promising companies	Korea
Aju Good Technology Venture Fund	38.46	344	9,093	9,093	Investment finance	Korea
KB-KDBC Pre-IPO New Technology Business Investment Fund [2]	33.33	—	2,812	2,812	Investment finance	Korea
KB-TS Technology Venture Private Equity Fund	30.00	3,540	5,109	5,109	Investment finance	Korea
KB Intellectual Property Fund No.2	37.50	9,450	10,246	10,246	Investment finance	Korea
KB Digital Innovation Investment Fund Limited Partnership	25.74	25,340	22,712	24,462	Investment finance	Korea
KB Global Platform Fund	22.73	30,300	43,530	43,530	Investment finance	Korea
KB Global Platform Fund No.2	20.00	32,000	45,207	45,207	Investment finance	Korea
KB-UTC Inno-Tech Venture Fund	29.53	12,586	4,932	6,258	Investment finance	Korea
WJ Private Equity Fund No.1	26.95	10,000	9,525	9,525	Investment finance	Korea
KB-KDBC Pre-IPO New Technology Business Investment Fund No.2	28.57	2,000	5,114	5,114	Investment finance	Korea
KB Smart Scale Up Fund	25.00	23,300	43,729	43,729	Investment finance	Korea
KB Bio Global Expansion Private Equity Fund No.1	26.32	10,000	11,526	11,526	Investment finance	Korea
KB-KTB Technology Venture Fund	27.27	15,000	13,170	13,170	Investment finance	Korea
KB-SOLIDUS Healthcare Investment Fund	30.30	30,000	30,259	30,259	Investment finance	Korea

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

13.1 Details of investments in associates as of December 31, 2025 and 2024, are as follows: (cont’d)

	December 31, 2025
(In millions of Korean won)	Ownership (%)	Acquisition cost	Share of net asset amount	Carrying amount	Industry	Location
KB New Deal Innovation Fund	20.00	18,000	17,357	17,357	Investment finance	Korea
Startup Korea KB Secondary Fund	27.91	8,994	8,563	8,563	Investment finance	Korea
All Together Korea Fund No.2 [3]	99.99	10,000	11,026	11,026	Asset management	Korea
Terra Corporation [4]	24.06	—	2	—	Manufacture of fabricated and processed metal products	Korea
MJT&I Corp. [4]	22.89	—	(885)	—	Wholesale of other merchandise	Korea
DSMETAL Co., Ltd. [4]	26.49	—	(101)	—	Manufacture of metal door, windows, shutter and relevant products	Korea
Shinhwa Underwear Co., Ltd. [4]	26.05	—	(134)	106	Manufacture of underwear and sleepwear	Korea
Kendae Co., Ltd. [4]	41.01	—	(252)	98	Screen printing	Korea
Jinseung Tech Co., Ltd. [4]	30.04	—	(98)	93	Manufacture of other general-purpose machinery	Korea
Dongjo Co., Ltd. [4]	29.29	—	202	—	Wholesale of agricultural and forestry machinery and equipment	Korea
Korea NM Tech Co., Ltd. [4]	22.41	—	533	—	Manufacture of motor vehicles, trailers and semitrailers	Korea
Jungdo Co., Ltd. [4]	25.34	—	1,231	—	Office, commercial and institutional building construction	Korea
Dae-A Leisure Co., Ltd. [4]	49.36	—	(160)	—	Earth works	Korea
Chongil Machine & Tools Co., Ltd. [4]	20.40	—	(178)	—	Wholesale of machinery and equipment	Korea
Imt Technology Co., Ltd. [4]	25.29	—	(1)	—	Computer Peripherals Distribution	Korea
Iwon Alloy Co., Ltd. [4]	23.20	—	368	—	Manufacture of smelting, refining and alloys	Korea
Computerlife Co., Ltd. [4]	25.41	—	(124)	56	Publishing of magazines and periodicals (publishing industry)	Korea
Skydigital Inc. [4]	20.40	—	(332)	—	Manufacture of multimedia and video devices	Korea
Jo Yang Industrial Co., Ltd. [4]	22.77	—	(198)	—	Manufacture of special glass	Korea
Il-Kwang Electronic Materials Co., Ltd. [4]	29.06	—	(554)	—	Manufacture of electronic parts	Korea
So-Myung Recycling Co., Ltd. [4]	20.23	—	237	53	Manufacture of nonferrous metal	Korea
PIP System Co., Ltd. [4]	20.72	—	27	—	Print equipment	Korea
Gwang Myung Paper Co., Ltd. [4]	20.54	—	84	—	Wholesale of luggage and other protective cases	Korea
D-Partner [4]	20.94	—	983	536	Backlight film	Korea
Chunsung-meat Co., Ltd. [4]	26.74	—	237	—	Wholesale of meat	Korea
DS Fashionbiz Co., Ltd. [4]	47.64	—	16	18	Manufacture of textiles	Korea

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

13.1 Details of investments in associates as of December 31, 2025 and 2024, are as follows: (cont’d)

	December 31, 2025
(In millions of Korean won)	Ownership (%)	Acquisition cost	Share of net asset amount	Carrying amount	Industry	Location
ALTSCS Co., Ltd. [4]	47.11	—	45	—	Manufacture of motor vehicle parts	Korea
E-Won Chemical Co., Ltd. [4]	24.30	—	24	—	Manufacture, wholesale and retail trade of feeds	Korea
TMAPMOBILITY CO., Ltd. [1]	8.68	200,000	53,838	182,457	Application software development and supply	Korea
TKDS CO., Ltd [4]	20.03	—	(22)	—	Manufacture of video and other imaging equipment	Korea
SANDLE FARMING ASSOCIATION [4]	23.04	—	341	35	Manufacture of edible refined oil and processed oil	Korea
Seokwang T&I Co., Ltd [4]	33.64	—	698	—	Brokerage, agency, and related services of cargo	Korea
MJK TRADING CO., Ltd. [4]	25.05	—	(104)	—	Manufacture of knitting cloth	Korea
ONIGYU CO., Ltd. [4]	32.45	—	114	80	Brokerage of food and tobacco	Korea
DNGV CO., Ltd. [4]	22.39	—	466	55	Manufacture of automotive engine	Korea
Alpa information & Communication Co., ltd. [4]	22.91	—	15	—	Manufacture of computers and peripheral equipment	Korea
JC TECHNO CO., Ltd.[4]	29.32	—	160	—	Manufacture of industrial electrical and electronic equipment	Korea
SD Speed Co., Ltd. [4]	27.04	—	16	—	Manufacture, wholesale, and retail trade of sports and leisure goods	Korea
EUNSUNG ALUMINIUM CO., Ltd. [4]	20.07	—	78	—	Aluminum rolling and extrusion	Korea
SK Yun Co., Ltd.[4]	30.03	—	(9)	—	Livestock wholesale and retail business	Korea
JINWOO LANDSCAPE CO., Ltd. [4]	39.17	—	471	—	Landscape planting and municipal construction	Korea

		578,413	531,886	659,573

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

13.1 Details of investments in associates as of December 31, 2025 and 2024, are as follows: (cont’d)

	December 31, 2024
(In millions of Korean won)	Ownership (%)	Acquisition cost	Share of net asset amount	Carrying amount	Industry	Location
Korea Credit Bureau Co., Ltd. [1]	9.00	4,500	7,948	7,948	Credit information	Korea
Incheon Bridge Co., Ltd. [1]	14.99	9,159	(536)	—	Operation of highways and related facilities	Korea
KB SPROTT Renewable Private Equity Fund No.1	18.88	5,536	4,588	4,588	Investment finance	Korea
KB Digital Innovation & Growth New Technology Business Investment Fund	45.00	4,500	3,482	3,482	Discovery of and investment in promising FinTech-business venture	Korea
KB Digital Platform Fund	46.67	78,400	79,280	79,280	Digital platform and Tech-based investment in promising companies	Korea
KB Prime Digital Platform Fund	43.33	9,750	9,669	9,669	Digital platform and Tech-based investment in promising companies	Korea
Future Planning KB Start-up Creation Fund	50.00	1,500	2,305	2,305	Investment finance	Korea
KB High-tech Company Investment Fund	50.00	1,500	4,470	4,470	Investment finance	Korea
Aju Good Technology Venture Fund	38.46	344	9,313	9,313	Investment finance	Korea
KB-KDBC Pre-IPO New Technology Business Investment Fund [2]	33.33	1,500	2,601	2,601	Investment finance	Korea
KB-TS Technology Venture Private Equity Fund	30.00	3,540	5,962	5,962	Investment finance	Korea
KB Intellectual Property Fund No.2	37.50	12,450	16,334	16,334	Investment finance	Korea
KB Digital Innovation Investment Fund Limited Partnership	25.74	27,615	23,486	25,236	Investment finance	Korea
KB Global Platform Fund	22.73	37,500	43,498	43,498	Investment finance	Korea
KB Global Platform Fund No.2	20.00	24,000	22,778	22,778	Investment finance	Korea
KB-UTC Inno-Tech Venture Fund	29.53	12,586	7,821	11,571	Investment finance	Korea
WJ Private Equity Fund No.1	26.95	10,000	9,423	9,423	Investment finance	Korea
KB-KDBC Pre-IPO New Technology Business Investment Fund No.2	28.57	7,110	7,208	7,208	Investment finance	Korea
KB Smart Scale Up Fund	25.00	45,050	55,821	55,821	Investment finance	Korea
KB Bio Global Expansion Private Equity Fund No.1	26.32	10,000	11,914	11,914	Investment finance	Korea
KB-KTB Technology Venture Fund	27.27	15,000	13,633	13,633	Investment finance	Korea
KB-SOLIDUS Healthcare Investment Fund	30.30	22,100	20,909	20,909	Investment finance	Korea
KB New Deal Innovation Fund	20.00	20,000	19,324	19,324	Investment finance	Korea

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

13.1 Details of investments in associates as of December 31, 2025 and 2024, are as follows: (cont’d)

	December 31, 2024
(In millions of Korean won)	Ownership (%)	Acquisition cost	Share of net asset amount	Carrying amount	Industry	Location
Startup Korea KB Secondary Fund	29.27	4,500	4,500	4,500	Investment finance	Korea
All Together Korea Fund No.2 [3]	99.99	10,000	10,847	10,847	Asset management	Korea
Terra Corporation [4]	24.06	—	2	—	Manufacture of fabricated and processed metal products	Korea
MJT&I Corp. [4]	22.89	—	(882)	—	Wholesale of other merchandise	Korea
DSMETAL Co., Ltd. [4]	26.49	—	(101)	—	Manufacture of metal door, windows, shutter and relevant products	Korea
Shinhwa Underwear Co., Ltd. [4]	26.05	—	(120)	120	Manufacture of underwear and sleepwear	Korea
Jaeyang Industry Co., Ltd. [4]	20.86	—	(552)	—	Manufacture of luggage and other protective cases	Korea
Kendae Co., Ltd. [4]	41.01	—	(252)	98	Screen printing	Korea
Jinseung Tech Co., Ltd. [4]	30.04	—	(99)	92	Manufacture of other general-purpose machinery	Korea
Dongjo Co., Ltd. [4]	29.29	—	168	—	Wholesale of agricultural and forestry machinery and equipment	Korea
Korea NM Tech Co., Ltd. [4]	22.41	—	539	—	Manufacture of motor vehicles, trailers and semitrailers	Korea
Jungdo Co., Ltd. [4]	25.34	—	1,231	—	Office, commercial and institutional building construction	Korea
Dae-A Leisure Co., Ltd. [4]	49.36	—	150	—	Earth works	Korea
Chongil Machine & Tools Co., Ltd. [4]	20.40	—	(178)	—	Wholesale of machinery and equipment	Korea
Imt Technology Co., Ltd. [4]	25.29	—	16	—	Computer Peripherals Distribution	Korea
Iwon Alloy Co., Ltd. [4]	23.20	—	371	—	Manufacture of smelting, refining and alloys	Korea
Computerlife Co., Ltd. [4]	25.41	—	(124)	56	Publishing of magazines and periodicals (publishing industry)	Korea
Skydigital Inc. [4]	20.40	—	(335)	—	Manufacture of multimedia and video devices	Korea
Jo Yang Industrial Co., Ltd. [4]	22.77	—	(196)	—	Manufacture of special glass	Korea
Il-Kwang Electronic Materials Co., Ltd. [4]	29.06	—	(555)	—	Manufacture of electronic parts	Korea
So-Myung Recycling Co., Ltd. [4]	20.23	—	201	17	Manufacture of nonferrous metal	Korea
PIP System Co., Ltd. [4]	20.72	—	27	—	Print equipment	Korea
Gwang Myung Paper Co., Ltd. [4]	20.54	—	84	—	Wholesale of luggage and other protective cases	Korea
D-Partner [4]	20.94	—	910	462	Backlight film	Korea
Chunsung-meat Co., Ltd. [4]	26.74	—	237	—	Wholesale of meat	Korea
DS Fashionbiz Co., Ltd. [4]	47.64	—	16	18	Manufacture of textiles	Korea

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

13.1 Details of investments in associates as of December 31, 2025 and 2024, are as follows: (cont’d)

	December 31, 2024
(In millions of Korean won)	Ownership (%)	Acquisition cost	Share of net asset amount	Carrying amount	Industry	Location
ALTSCS Co., Ltd. [4]	47.11	—	29	—	Manufacture of motor vehicle parts	Korea
E-Won Chemical Co., Ltd. [4]	24.30	—	23	—	Manufacture, wholesale and retail trade of feeds	Korea
TMAPMOBILITY CO., Ltd. [1]	8.24	200,000	52,287	182,000	Application software development and supply	Korea
TKDS CO., Ltd [4]	20.03	—	(6)	—	Manufacture of video and other imaging equipment	Korea
SANDLE FARMING ASSOCIATION [4]	23.04	—	323	17	Manufacture of edible refined oil and processed oil	Korea
TAEYEONG PRECISION IND. CO., Ltd. [4]	28.51	—	(38)	—	Manufacture of mold and metallic patterns	Korea
Seokwang T&I Co., Ltd [4]	33.64	—	714	9	Brokerage, agency, and related services of cargo	Korea
MJK TRADING CO., Ltd. [4]	25.05	—	(99)	—	Manufacture of knitting cloth	Korea
ONIGYU CO., Ltd. [4]	32.45	—	39	6	Brokerage of food and tobacco	Korea
DNGV CO., Ltd. [4]	22.39	—	365	—	Manufacture of automotive engine	Korea
Alpa information & Communication Co., ltd. [4]	22.91	—	16	—	Manufacture of computers and peripheral equipment	Korea
JC TECHNO CO., Ltd.[4]	29.32	—	495	—	Manufacture of industrial electrical and electronic equipment	Korea
SD Speed Co., ltd. [4]	27.04	—	(193)	—	Manufacture, wholesale, and retail trade of sports and leisure goods	Korea

		578,140	451,091	585,509

[1]

As of December 31, 2025 and 2024, the Group can exercise significant influence on the decision-making processes of the associate’s financial and business policies through participation in governing bodies.

[2]	As of December 31, 2025, the Group has fully recovered its investment; however, the liquidation has not yet been completed, and the Group retains rights to the residual interest.
[3]	As of December 31, 2025 and 2024, the Group participates in the investment management committee but cannot exercise control.
[4]	The investment in associates was reclassified from financial assets at fair value through profit or loss due to termination of rehabilitation procedures.

Although the Group holds 20% or more of the ownership in several investment trusts including KB Hanbando BTL Private Special Asset Fund No.1, those investment trusts are excluded from associates because the Group’s influence on those trusts is limited according to the trust agreement. In addition, the Group holds 20% or more of its ownership in KLB Securities Co., Ltd. and one other company, but those companies are excluded from associates, because the Group’s influence on those companies is limited due to the status of those companies such as bankruptcy and rehabilitation proceedings.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

13.2 Condensed financial information, adjustments to the carrying amount, and dividend from major investments in associates as of and for the years ended December 31, 2025 and 2024, are as follows:

	December 31, 2025 *
(In millions of Korean won)	Total assets	Total liabilities	Paid-in capital	Equity	Share of net asset amount	Unrealized gains (losses) and others	Carrying amount
Korea Credit Bureau Co., Ltd.	160,778	38,645	10,000	122,133	10,992	—	10,992
Incheon Bridge Co., Ltd.	511,041	461,786	61,096	49,255	7,383	—	7,383
KB Digital Innovation & Growth New Technology Business Investment Fund	9,713	143	10,000	9,570	4,307	(1,942)	2,365
KB Digital Platform Fund	312,090	768	228,000	311,322	145,284	—	145,284
KB Prime Digital Platform Fund	30,052	108	30,000	29,944	12,976	—	12,976
Aju Good Technology Venture Fund	23,643	—	900	23,643	9,093	—	9,093
KB-KDBC Pre-IPO New Technology Business Investment Fund	8,436	—	—	8,436	2,812	—	2,812
KB-TS Technology Venture Private Equity Fund	23,948	6,919	11,800	17,029	5,109	—	5,109
KB Intellectual Property Fund No.2	29,689	2,367	25,200	27,322	10,246	—	10,246
KB Digital Innovation Investment Fund Limited Partnership	91,247	2,996	98,464	88,251	22,712	1,750	24,462
KB Global Platform Fund	195,690	4,156	133,320	191,534	43,530	—	43,530
KB Global Platform Fund No.2	230,297	4,263	160,000	226,034	45,207	—	45,207
KB-UTC Inno-Tech Venture Fund	16,914	210	42,418	16,704	4,932	1,326	6,258
WJ Private Equity Fund No.1	35,436	99	37,100	35,337	9,525	—	9,525
KB-KDBC Pre-IPO New Technology Business Investment Fund No.2	18,240	341	7,000	17,899	5,114	—	5,114
KB Smart Scale Up Fund	177,110	2,195	93,200	174,915	43,729	—	43,729
KB Bio Global Expansion Private Equity Fund No.1	43,904	106	38,000	43,798	11,526	—	11,526
KB-KTB Technology Venture Fund	49,093	802	55,000	48,291	13,170	—	13,170
KB-SOLIDUS Healthcare Investment Fund	99,859	3	99,000	99,856	30,259	—	30,259
KB New Deal Innovation Fund	88,590	1,807	90,000	86,783	17,357	—	17,357
Startup Korea KB Secondary Fund	31,118	432	32,250	30,686	8,563	—	8,563
All Together Korea Fund No.2	11,028	1	10,001	11,027	11,026	—	11,026
TMAPMOBILITY CO., Ltd.	704,504	83,911	8,682	620,593	53,838	128,619	182,457

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

13.2 Condensed financial information, adjustments to the carrying amount, and dividend from major investments in associates as of and for the years ended December 31, 2025 and 2024, are as follows: (cont’d)

	2025 *
(In millions of Korean won)	Operating revenue	Net profit (loss)	Other comprehensive income	Total comprehensive income (loss)	Dividends
Korea Credit Bureau Co., Ltd.	202,976	36,559	—	36,559	90
Incheon Bridge Co., Ltd.	164,260	70,592	—	70,592	—
KB Digital Innovation & Growth New Technology Business Investment Fund	2,992	1,833	—	1,833	—
KB Digital Platform Fund	100,990	81,438	—	81,438	—
KB Prime Digital Platform Fund	3,157	132	—	132	—
Aju Good Technology Venture Fund	1,801	1,456	—	1,456	780
KB-KDBC Pre-IPO New Technology Business Investment Fund	275	(406)	—	(406)	60
KB-TS Technology Venture Private Equity Fund	2	(582)	—	(582)	—
KB Intellectual Property Fund No.2	2,795	(8,267)	—	(8,267)	—
KB Digital Innovation Investment Fund Limited Partnership	18,768	6,074	—	6,074	—
KB Global Platform Fund	55,296	31,858	—	31,858	—
KB Global Platform Fund No.2	81,066	72,142	—	72,142	—
KB-UTC Inno-Tech Venture Fund	25	(328)	—	(328)	—
WJ Private Equity Fund No.1	570	375	—	375	—
KB-KDBC Pre-IPO New Technology Business Investment Fund No.2	16,445	14,997	(5,332)	9,665	—
KB Smart Scale Up Fund	49,631	38,629	—	38,629	—
KB Bio Global Expansion Private Equity Fund No.1	1	(1,474)	—	(1,474)	—
KB-KTB Technology Venture Fund	135	(4,682)	—	(4,682)	—
KB-SOLIDUS Healthcare Investment Fund	2,985	1,522	3,263	4,785	—
KB New Deal Innovation Fund	8,848	163	—	163	—
Startup Korea KB Secondary Fund	134	(1,544)	—	(1,544)	—
All Together Korea Fund No.2	241	235	—	235	—
TMAPMOBILITY CO., Ltd.	283,545	24,832	—	24,832	—

*

The condensed financial information of the associates is adjusted to reflect adjustments, such as fair value adjustments recognized at the time of acquisition and adjustments for differences in accounting policies.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

13.2 Condensed financial information, adjustments to the carrying amount, and dividend from major investments in associates as of and for the years ended December 31, 2025 and 2024, are as follows: (cont’d)

	December 31, 2024 *
(In millions of Korean won)	Total assets	Total liabilities	Paid-in capital	Equity	Share of net asset amount	Unrealized gains (losses) and others	Carrying amount
Korea Credit Bureau Co., Ltd.	150,657	62,343	10,000	88,314	7,948	—	7,948
Incheon Bridge Co., Ltd.	517,004	520,576	61,096	(3,572)	(535)	535	—
KB SPROTT Renewable Private Equity Fund No.1	24,548	251	29,313	24,297	4,588	—	4,588
KB Digital Innovation & Growth New Technology Business Investment Fund	7,890	153	10,000	7,737	3,482	—	3,482
KB Digital Platform Fund	170,694	809	168,000	169,885	79,280	—	79,280
KB Prime Digital Platform Fund	22,431	119	22,500	22,312	9,669	—	9,669
Future Planning KB Start-up Creation Fund	5,794	1,184	3,000	4,610	2,305	—	2,305
KB High-tech Company Investment Fund	12,922	3,982	3,000	8,940	4,470	—	4,470
Aju Good Technology Venture Fund	24,214	—	900	24,214	9,313	—	9,313
KB-KDBC Pre-IPO New Technology Business Investment Fund	7,804	—	4,500	7,804	2,601	—	2,601
KB-TS Technology Venture Private Equity Fund	26,460	6,587	11,800	19,873	5,962	—	5,962
KB Intellectual Property Fund No.2	44,265	709	33,200	43,556	16,334	—	16,334
KB Digital Innovation Investment Fund Limited Partnership	92,884	1,623	107,304	91,261	23,486	1,750	25,236
KB Global Platform Fund	195,862	4,470	165,000	191,392	43,498	—	43,498
KB Global Platform Fund No.2	121,421	7,529	120,000	113,892	22,778	—	22,778
KB-UTC Inno-Tech Venture Fund	26,935	448	42,418	26,487	7,821	3,750	11,571
WJ Private Equity Fund No.1	35,435	475	37,100	34,960	9,423	—	9,423
KB-KDBC Pre-IPO New Technology Business Investment Fund No.2	25,661	432	24,885	25,229	7,208	—	7,208
KB Smart Scale Up Fund	225,921	2,635	180,200	223,286	55,821	—	55,821
KB Bio Global Expansion Private Equity Fund No.1	45,378	106	38,000	45,272	11,914	—	11,914
KB-KTB Technology Venture Fund	50,673	686	55,000	49,987	13,633	—	13,633
KB-SOLIDUS Healthcare Investment Fund	69,004	3	72,930	69,001	20,909	—	20,909
KB New Deal Innovation Fund	100,137	3,517	100,000	96,620	19,324	—	19,324
Startup Korea KB Secondary Fund	15,375	—	15,375	15,375	4,500	—	4,500
All Together Korea Fund No.2	10,849	1	10,001	10,848	10,847	—	10,847
TMAPMOBILITY CO., Ltd.	797,292	163,070	8,681	634,222	52,287	129,713	182,000

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

13.2 Condensed financial information, adjustments to the carrying amount, and dividend from major investments in associates as of and for the years ended December 31, 2025 and 2024, are as follows: (cont’d)

	2024 *
(In millions of Korean won)	Operating revenue	Net profit (loss)	Other comprehensive income	Total comprehensive income (loss)	Dividends
Korea Credit Bureau Co., Ltd.	175,338	26,589	—	26,589	90
Incheon Bridge Co., Ltd.	171,687	66,701	—	66,701	—
KB SPROTT Renewable Private Equity Fund No.1	1	(681)	—	(681)	—
KB Digital Innovation & Growth New Technology Business Investment Fund	1	(93)	—	(93)	—
KB Digital Platform Fund	10,558	7,142	—	7,142	—
KB Prime Digital Platform Fund	820	352	—	352	—
Future Planning KB Start-up Creation Fund	5,534	(3,019)	—	(3,019)	4,000
KB High-tech Company Investment Fund	3,753	(7,921)	—	(7,921)	—
Aju Good Technology Venture Fund	3,396	(7,447)	—	(7,447)	2,120
KB-KDBC Pre-IPO New Technology Business Investment Fund	398	(541)	—	(541)	—
KB-TS Technology Venture Private Equity Fund	1,832	946	—	946	—
KB Intellectual Property Fund No.2	10,721	5,193	—	5,193	—
KB Digital Innovation Investment Fund Limited Partnership	13,264	(24,073)	—	(24,073)	—
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	833	376	—	376	3,153
KB Global Platform Fund	44,045	26,809	—	26,809	—
KB Global Platform Fund No.2	5,512	(1,969)	—	(1,969)	—
KB-UTC Inno-Tech Venture Fund	963	(2,620)	(561)	(3,181)	—
WJ Private Equity Fund No.1	425	(222)	—	(222)	—
KB-KDBC Pre-IPO New Technology Business Investment Fund No.2	6,626	3,198	(2,386)	812	—
KB Smart Scale Up Fund	48,053	31,416	—	31,416	—
KB Bio Global Expansion Private Equity Fund No.1	5,423	5,004	—	5,004	—
KB-KTB Technology Venture Fund	693	(3,031)	—	(3,031)	—
KB-SOLIDUS Healthcare Investment Fund	40	(1,284)	—	(1,284)	—
KB New Deal Innovation Fund	7,218	(240)	—	(240)	—
Startup Korea KB Secondary Fund	—	—	—	—	—
All Together Korea Fund No.2	313	307	—	307	—
TMAPMOBILITY CO., Ltd.	321,542	(58,287)	—	(58,287)	—

*

The condensed financial information of the associates is adjusted to reflect adjustments, such as fair value adjustments recognized at the time of acquisition and adjustments for differences in accounting policies.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

13.3 Changes in carrying amount of investments in associates for the years ended December 31, 2025 and 2024, are as follows:

	2025
(In millions of Korean won)	Beginning	Acquisition and others	Disposal and others	Dividends	Gains (losses) on equity- method accounting	Other comprehen- sive income (loss)	Impairment (reversal) *	Ending
Korea Credit Bureau Co., Ltd.	7,948	—	—	(90)	3,134	—	—	10,992
Incheon Bridge Co., Ltd.	—	—	—	—	7,383	—	—	7,383
KB SPROTT Renewable Private Equity Fund No.1	4,588	—	(4,588)	—	—	—	—	—
KB Digital Innovation & Growth New Technology Business Investment Fund	3,482	—	—	—	825	—	(1,942)	2,365
KB Digital Platform Fund	79,280	28,000	—	—	38,004	—	—	145,284
KB Prime Digital Platform Fund	9,669	3,250	—	—	57	—	—	12,976
Future Planning KB Start-up Creation Fund	2,305	—	(1,789)	(216)	(300)	—	—	—
KB High-tech Company Investment Fund	4,470	—	(2,798)	(1,672)	—	—	—	—
Aju Good Technology Venture Fund	9,313	—	—	(780)	560	—	—	9,093
KB-KDBC Pre-IPO New Technology Business Investment Fund	2,601	—	(1,500)	(60)	1,771	—	—	2,812
KB-TS Technology Venture Private Equity Fund	5,962	—	—	—	(853)	—	—	5,109
KB Intellectual Property Fund No.2	16,334	—	(3,000)	—	(3,088)	—	—	10,246
KB Digital Innovation Investment Fund Limited Partnership	25,236	—	(2,275)	—	1,501	—	—	24,462
KB Global Platform Fund	43,498	—	(7,200)	—	7,232	—	—	43,530
KB Global Platform Fund No.2	22,778	8,000	—	—	14,429	—	—	45,207
KB-UTC Inno-Tech Venture Fund	11,571	—	—	—	(2,888)	—	(2,425)	6,258
WJ Private Equity Fund No.1	9,423	—	—	—	102	—	—	9,525
KB-KDBC Pre-IPO New Technology Business Investment Fund No.2	7,208	—	(5,110)	—	4,539	(1,523)	—	5,114
KB Smart Scale Up Fund	55,821	—	(21,750)	—	9,658	—	—	43,729
KB Bio Global Expansion Private Equity Fund No.1	11,914	—	—	—	(388)	—	—	11,526
KB-KTB Technology Venture Fund	13,633	—	—	—	(463)	—	—	13,170
KB-SOLIDUS Healthcare Investment Fund	20,909	7,900	—	—	461	989	—	30,259
KB New Deal Innovation Fund	19,324	—	(2,000)	—	33	—	—	17,357
Startup Korea KB Secondary Fund	4,500	4,500	(6)	—	(431)	—	—	8,563
All Together Korea Fund No.2	10,847	—	—	—	179	—	—	11,026
Shinla Construction Co., Ltd.	—	—	—	—	—	—	—	—
Terra Corporation	—	—	—	—	—	—	—	—
MJT&I Corp.	—	—	—	—	—	—	—	—

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

13.3 Changes in carrying amount of investments in associates for the years ended December 31, 2025 and 2024, are as follows: (cont’d)

2025
(In millions of Korean won)	Beginning	Acquisition and others	Disposal and others	Dividends	Gains (losses) on equity- method accounting	Other comprehen- sive income (loss)	Impairment (reversal)*	Ending
DSMETAL Co., Ltd.	—	—	—	—	—	—	—	—
Shinhwa Underwear Co., Ltd.	120	—	—	—	(14)	—	—	106
Jaeyang Industry Co., Ltd.	—	—	—	—	—	—	—	—
Kendae Co., Ltd.	98	—	—	—	—	—	—	98
Jinseung Tech Co., Ltd.	92	—	—	—	1	—	—	93
Dongjo Co., Ltd.	—	—	—	—	—	—	—	—
Korea NM Tech Co., Ltd.	—	—	—	—	—	—	—	—
Jungdo Co., Ltd.	—	—	—	—	—	—	—	—
Dae-A Leisure Co., Ltd.	—	—	—	—	—	—	—	—
Chongil Machine & Tools Co., Ltd.	—	—	—	—	—	—	—	—
Imt Technology Co., Ltd.	—	—	—	—	—	—	—	—
Iwon Alloy Co., Ltd.	—	—	—	—	—	—	—	—
Computerlife Co., Ltd.	56	—	—	—	—	—	—	56
Skydigital Inc.	—	—	—	—	—	—	—	—
Jo Yang Industrial Co., Ltd.	—	—	—	—	—	—	—	—
Il-Kwang Electronic Materials Co., Ltd.	—	—	—	—	—	—	—	—
So-Myung Recycling Co., Ltd.	17	—	—	—	36	—	—	53
PIP System Co., Ltd.	—	—	—	—	—	—	—	—
Gwang Myung Paper Co., Ltd.	—	—	—	—	—	—	—	—
D-Partner	462	—	—	—	74	—	—	536
Chunsung-meat Co., Ltd.	—	—	—	—	—	—	—	—
DS Fashionbiz Co., Ltd.	18	—	—	—	—	—	—	18
ALTSCS Co., Ltd.	—	—	—	—	—	—	—	—
E-Won Chemical Co., Ltd.	—	—	—	—	—	—	—	—
TMAPMOBILITY CO., Ltd.	182,000	—	—	—	(882)	1,339	—	182,457
TKDS CO., Ltd	—	—	—	—	—	—	—	—
SANDLE FARMING ASSOCIATION	17	—	—	—	18	—	—	35
TAEYEONG PRECISION IND. CO., Ltd.	—	—	—	—	—	—	—	—
Seokwang T&I Co., Ltd	9	—	—	—	(9)	—	—	—
MJK TRADING CO., Ltd.	—	—	—	—	—	—	—	—
ONIGYU CO., Ltd.	6	—	—	—	74	—	—	80
DNGV CO., Ltd.	—	—	—	—	55	—	—	55
Alpa information & Communication Co., ltd.	—	—	—	—	—	—	—	—
JC TECHNO CO., Ltd.	—	—	—	—	—	—	—	—
SD Speed Co., ltd.	—	—	—	—	—	—	—	—
EUNSUNG ALUMINIUM CO., Ltd.	—	—	—	—	—	—	—	—
SK Yun Co., Ltd.	—	—	—	—	—	—	—	—
JINWOO LANDSCAPE CO., Ltd.	—	—	—	—	—	—	—	—

	585,509	51,650	(52,016)	(2,818)	80,810	805	(4,367)	659,573

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

13.3 Changes in carrying amount of investments in associates for the years ended December 31, 2025 and 2024, are as follows: (cont’d)

	2024
(In millions of Korean won)	Beginning	Acquisition and others	Disposal and others	Dividends	Gains (losses) on equity- method accounting	Other comprehen- sive income (loss)	Ending
Korea Credit Bureau Co., Ltd.	5,617	—	—	(90)	2,421	—	7,948
Incheon Bridge Co., Ltd.	—	—	—	—	—	—	—
KB SPROTT Renewable Private Equity Fund No.1	12,573	—	(8,349)	—	364	—	4,588
KB Digital Innovation & Growth New Technology Business Investment Fund	3,523	—	—	—	(41)	—	3,482
KB Digital Platform Fund	47,947	28,000	—	—	3,333	—	79,280
KB Prime Digital Platform Fund	6,916	2,600	—	—	153	—	9,669
Future Planning KB Start-up Creation Fund	7,814	—	—	(4,000)	(1,509)	—	2,305
KB High-tech Company Investment Fund	9,424	—	—	—	(4,954)	—	4,470
Aju Good Technology Venture Fund	14,296	—	—	(2,120)	(2,863)	—	9,313
KB-KDBC Pre-IPO New Technology Business Investment Fund	3,031	—	(300)	—	(130)	—	2,601
KB-TS Technology Venture Private Equity Fund	6,628	—	(1,320)	—	654	—	5,962
KB Intellectual Property Fund No.2	16,936	—	(2,550)	—	1,948	—	16,334
KB Digital Innovation Investment Fund Limited Partnership	34,721	—	(5,040)	—	(4,445)	—	25,236
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	3,072	—	(94)	(3,153)	175	—	—
KB Global Platform Fund	43,850	—	(6,350)	—	5,998	—	43,498
KB Global Platform Fund No.2	11,172	12,000	—	—	(394)	—	22,778
KB-UTC Inno-Tech Venture Fund	12,750	—	(164)	—	(849)	(166)	11,571
WJ Private Equity Fund No.1	9,483	—	—	—	(60)	—	9,423
KB-KDBC Pre-IPO New Technology Business Investment Fund No.2	9,700	—	(2,590)	—	780	(682)	7,208
KB Smart Scale Up Fund	52,905	—	(4,950)	—	7,866	—	55,821
KB Bio Global Expansion Private Equity Fund No.1	10,597	—	—	—	1,317	—	11,914
KB-KTB Technology Venture Fund	11,459	3,000	—	—	(826)	—	13,633
KB-SOLIDUS Healthcare Investment Fund	13,498	7,800	—	—	(389)	—	20,909

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

13.3 Changes in carrying amount of investments in associates for the years ended December 31, 2025 and 2024, are as follows: (cont’d)

	2024
(In millions of Korean won)	Beginning	Acquisition and others	Disposal and others	Dividends	Gains (losses) on equity- method accounting	Other comprehen- sive income (loss)	Ending
KB New Deal Innovation Fund	19,372	—	—	—	(48)	—	19,324
KY Global Cell & Gene Private Equity Fund 2nd	26,969	—	(26,969)	—	—	—	—
Startup Korea KB Secondary Fund	—	4,500	—	—	—	—	4,500
All Together Korea Fund No.2	10,541	—	—	—	306	—	10,847
Shinla Construction Co., Ltd.	—	—	—	—	—	—	—
Terra Corporation	—	—	—	—	—	—	—
MJT&I Corp.	—	—	—	—	—	—	—
Jungdong Steel Co., Ltd.	—	—	—	—	—	—	—
DSMETAL Co., Ltd.	—	—	—	—	—	—	—
Shinhwa Underwear Co., Ltd.	144	—	—	—	(24)	—	120
Jaeyang Industry Co., Ltd.	—	—	—	—	—	—	—
Kendae Co., Ltd.	98	—	—	—	—	—	98
Jinseung Tech Co., Ltd.	158	—	—	—	(66)	—	92
Dongjo Co., Ltd.	—	—	—	—	—	—	—
Korea NM Tech Co., Ltd.	—	—	—	—	—	—	—
Jungdo Co., Ltd.	—	—	—	—	—	—	—
Dae-A Leisure Co., Ltd.	—	—	—	—	—	—	—
Chongil Machine & Tools Co., Ltd.	—	—	—	—	—	—	—
Imt Technology Co., Ltd.	12	—	—	—	(12)	—	—
Iwon Alloy Co., Ltd.	—	—	—	—	—	—	—
Computerlife Co., Ltd.	56	—	—	—	—	—	56
Skydigital Inc.	—	—	—	—	—	—	—
Jo Yang Industrial Co., Ltd.	—	—	—	—	—	—	—
Il-Kwang Electronic Materials Co., Ltd.	—	—	—	—	—	—	—
So-Myung Recycling Co., Ltd.	59	—	—	—	(42)	—	17
PIP System Co., Ltd.	—	—	—	—	—	—	—
Gwang Myung Paper Co., Ltd.	—	—	—	—	—	—	—
D-Partner	397	—	—	—	65	—	462
Chunsung-meat Co., Ltd.	—	—	—	—	—	—	—
DS Fashionbiz Co., Ltd.	18	—	—	—	—	—	18
ALTSCS Co., Ltd.	—	—	—	—	—	—	—
E-Won Chemical Co., Ltd.	—	—	—	—	—	—	—
TMAPMOBILITY CO., Ltd.	183,572	—	—	—	(1,385)	(187)	182,000
TKDS CO., Ltd	—	—	—	—	—	—	—
SANDLE FARMING ASSOCIATION	3	—	—	—	14	—	17
TAEYEONG PRECISION IND. CO., Ltd.	—	—	—	—	—	—	—
Seokwang T&I Co., Ltd	—	—	—	—	9	—	9
MJK TRADING CO., Ltd.	—	—	—	—	—	—	—
ONIGYU CO., Ltd.	—	—	—	—	6	—	6

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

13.3 Changes in carrying amount of investments in associates for the years ended December 31, 2025 and 2024, are as follows: (cont’d)

2024
(In millions of Korean won)	Beginning	Acquisition and others	Disposal and others	Dividends	Gains (losses) on equity- method accounting	Other comprehen- sive income (loss)	Ending
DNGV CO., Ltd.	—	—	—	—	—	—	—
Alpa information & Communication Co., ltd.	—	—	—	—	—	—	—
JC TECHNO CO., Ltd.	—	—	—	—	—	—	—
SD Speed Co., ltd.	—	—	—	—	—	—	—

	589,311	57,900	(58,676)	(9,363)	7,372	(1,035)	585,509

*

The recoverable amount was determined using market-based valuation or fair value assessment conducted by independent external valuation institutions. Based on the assessment, an impairment loss or a reversal was recognized.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

13.4 Unrecognized share of losses of investments in associates and joint ventures due to the discontinuation of recognizing share of losses, for the years ended December 31, 2025 and 2024, and accumulated amount of unrecognized losses as of December 31, 2025 and 2024, are as follows:

	Unrecognized losses for the period		Accumulated unrecognized losses
(In millions of Korean won)	2025	2024	December 31, 2025	December 31, 2024
Incheon Bridge Co., Ltd.	(535)	(12,105)	—	535
Terra Corporation	—	—	14	14
MJT&I Corp.	3	1	156	153
DSMETAL Co., Ltd.	—	1	104	104
Jaeyang Industry Co., Ltd.	(30)	—	—	30
Dongjo Co., Ltd.	(34)	(26)	489	523
Korea NM Tech Co., Ltd.	6	7	47	41
Jungdo Co., Ltd.	—	—	420	420
Dae-A Leisure Co., Ltd.	310	287	1,195	885
Chongil Machine & Tools Co., Ltd.	—	—	71	71
Imt Technology Co., Ltd.	17	2	19	2
Iwon Alloy Co., Ltd.	4	4	26	22
Skydigital Inc.	(3)	(3)	190	193
Jo Yang Industrial Co., Ltd.	2	124	273	271
Il-Kwang Electronic Materials Co., Ltd.	—	—	158	158
Chunsung-meat Co., Ltd.	—	—	33	33
ALTSCS Co., Ltd.	(16)	(16)	364	380
E-Won Chemical Co., Ltd.	(2)	8	10	12
TKDS CO., Ltd	16	69	193	177
TAEYEONG PRECISION IND. CO., Ltd.	(42)	42	—	42
Seokwang T&I Co., Ltd	7	—	7	—
MJK TRADING CO., Ltd.	6	36	42	36
DNGV CO., Ltd.	(46)	46	—	46
Alpa information & Communication Co., ltd.	1	77	78	77
JC TECHNO CO., Ltd.	334	243	577	243
SD Speed Co., ltd	43	—	43	—

	41	(11,203)	4,509	4,468

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

14. Property and Equipment, and Investment Properties

14.1 Property and Equipment

14.1.1 Details of property and equipment as of December 31, 2025 and 2024, are as follows:

	December 31, 2025
(In millions of Korean won)	Acquisition cost	Accumulated depreciation	Accumulated impairment losses	Carrying amount
Land	1,857,566	—	(4)	1,857,562
Buildings	1,833,575	(683,731)	(5,746)	1,144,098
Leasehold improvements	1,011,919	(969,215)	—	42,704
Equipment and vehicles	1,364,992	(1,206,633)	—	158,359
Construction in-progress	28,286	—	—	28,286
Right-of-use assets	1,883,544	(1,213,262)	(972)	669,310

	7,979,882	(4,072,841)	(6,722)	3,900,319

	December 31, 2024
(In millions of Korean won)	Acquisition cost	Accumulated depreciation	Accumulated impairment losses	Carrying amount
Land	2,026,787	—	(4)	2,026,783
Buildings	1,864,237	(676,661)	(5,746)	1,181,830
Leasehold improvements	989,540	(934,951)	—	54,589
Equipment and vehicles	1,332,595	(1,183,789)	—	148,806
Construction in-progress	30,586	—	—	30,586
Right-of-use assets	1,785,116	(1,027,619)	(971)	756,526

	8,028,861	(3,823,020)	(6,721)	4,199,120

14.1.2 Changes in property and equipment for the years ended December 31, 2025 and 2024, are as follows:

	2025
(In millions of Korean won)	Beginning	Acquisition	Transfer [2]	Disposal	Depreciation	Others	Ending
Land	2,026,783	149	(150,225)	(6,343)	—	(12,802)	1,857,562
Buildings	1,181,830	6,205	5,572	(16)	(46,768)	(2,725)	1,144,098
Leasehold Improvements	54,589	77	24,517	(22)	(36,279)	(178)	42,704
Equipment and vehicles	148,806	86,621	3,378	1,042	(78,566)	(2,922)	158,359
Construction in-progress	30,586	84,055	(84,403)	(2,635)	—	683	28,286
Right-of-use assets [1]	756,526	210,796	(112)	(14,582)	(279,684)	(3,634)	669,310

	4,199,120	387,903	(201,273)	(22,556)	(441,297)	(21,578)	3,900,319

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

14.1.2 Changes in property and equipment for the years ended December 31, 2025 and 2024, are as follows: (cont’d)

	2024
(In millions of Korean won)	Beginning	Acquisition	Transfer [2]	Disposal	Depreciation	Others	Ending
Land	2,010,670	1	(313)	(806)	—	17,231	2,026,783
Buildings	1,198,842	660	29,060	(3,498)	(47,581)	4,347	1,181,830
Leasehold Improvements	55,275	2,479	37,368	(36)	(41,082)	585	54,589
Equipment and vehicles	114,440	95,254	10,759	(307)	(74,162)	2,822	148,806
Construction in-progress	26,235	90,209	(84,637)	(1,402)	—	181	30,586
Right-of-use assets [1]	363,136	1,160,083	3,126	(527,839)	(264,549)	22,569	756,526

	3,768,598	1,348,686	(4,637)	(533,888)	(427,374)	47,735	4,199,120

[1]	Effect of change in the lease term is reflected in acquisition and disposal based on gross amount.
[2]	Includes transfers with investment properties and assets held for sale.

14.1.3 Changes in accumulated impairment losses of property and equipment for the years ended December 31, 2025 and 2024, are as follows:

	2025
(In millions of Korean won)	Beginning	Impairment	Reversal	Others	Ending
Accumulated impairment losses of property and equipment	(6,721)	(627)	—	626	(6,722)

	2024
(In millions of Korean won)	Beginning	Impairment	Reversal	Others	Ending
Accumulated impairment losses of property and equipment	(5,751)	(970)	—	—	(6,721)

14.2 Investment Properties

14.2.1 Details of investment properties as of December 31, 2025 and 2024, are as follows:

	December 31, 2025
(In millions of Korean won)	Acquisition cost	Accumulated depreciation	Carrying amount
Land	76,361	—	76,361
Buildings	80,380	(19,494)	60,886

	156,741	(19,494)	137,247

	December 31, 2024
(In millions of Korean won)	Acquisition cost	Accumulated depreciation	Carrying amount
Land	65,456	—	65,456
Buildings	76,494	(16,936)	59,558

	141,950	(16,936)	125,014

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

14.2.2 Valuation techniques and inputs used to measure the fair value of investment properties as of December 31, 2024, are as follows:

	December 31, 2025
(In millions of Korean won)	Fair value	Valuation techniques	Inputs
Land and buildings	268,459	Cost approach method	- Base market price - Replacement cost

Fair value of investment properties amounts to ~~W~~ 268,459 million and ~~W~~ 236,575 million as of December 31, 2025 and 2024, respectively. Investment properties are measured by qualified independent appraisers with recent experience in valuing similar properties in the same area. In addition, all investment properties are classified as Level 3 in accordance with fair value hierarchy in Note 6.1.2.

Rental income from above investment properties amounts to ~~W~~ 7,050 million and ~~W~~ 6,862 million for the years ended December 31, 2025 and 2024, respectively.

14.2.3 Changes in investment properties for the years ended December 31, 2025 and 2024, are as follows:

	2025
(In millions of Korean won)	Beginning	Acquisition	Transfer	Disposal	Depreciation	Ending
Land	65,456	—	10,905	—	—	76,361
Buildings	59,558	—	3,326	—	(1,998)	60,886

	125,014	—	14,231	—	(1,998)	137,247

	2024
(In millions of Korean won)	Beginning	Acquisition	Transfer	Disposal	Depreciation	Ending
Land	232,220	—	6,189	(172,953)	—	65,456
Buildings	115,260	—	11,138	(64,947)	(1,893)	59,558

	347,480	—	17,327	(237,900)	(1,893)	125,014

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

15. Intangible Assets

15.1 Details of intangible assets as of December 31, 2025 and 2024, are as follows:

	December 31, 2025
(In millions of Korean won)	Acquisition cost	Accumulated amortization	Accumulated impairment losses	Others	Carrying amount
Goodwill	552,652	—	(287,215)	74,053	339,490
Other intangible assets	2,182,994	(1,766,600)	(29,819)	—	386,575

	2,735,646	(1,766,600)	(317,034)	74,053	726,065

	December 31, 2024
(In millions of Korean won)	Acquisition cost	Accumulated amortization	Accumulated impairment losses	Others	Carrying amount
Goodwill	552,652	—	(58,549)	85,265	579,368
Other intangible assets	2,032,757	(1,614,219)	(29,303)	—	389,235

	2,585,409	(1,614,219)	(87,852)	85,265	968,603

15.2 Details of goodwill as of December 31, 2025 and 2024, are as follows:

	December 31, 2025		December 31, 2024
(In millions of Korean won)	Acquisition cost	Carrying amount*	Acquisition cost	Carrying amount*
PT Bank KB Indonesia Tbk.	89,220	88,477	89,220	94,162
KB PRASAC BANK PLC.	398,144	185,725	398,144	419,918
Housing & Commercial Bank	65,288	65,288	65,288	65,288

	552,652	339,490	552,652	579,368

*	Includes the effect of exchange differences.

15.3 Changes in accumulated impairment losses of goodwill for the years ended December 31, 2025 and 2024, are as follows:

	2025
(In millions of Korean won)	Beginning	Impairment	Others	Ending
Accumulated impairment losses of goodwill	(58,549)	(222,135)	(6,531)	(287,215)

	2024
(In millions of Korean won)	Beginning	Impairment	Others	Ending
Accumulated impairment losses of goodwill	(1,202)	(57,347)	—	(58,549)

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

15.4 Details of goodwill allocation to cash-generating units and related information for impairment testing as of December 31, 2025 are as follows:

	December 31, 2025
(In millions of Korean won)	Retail banking	Corporate banking	KB PRASAC BANK PLC.	PT Bank KB Indonesia Tbk.	Total
Carrying amounts [1]	49,315	15,973	400,551	88,477	554,316
Recoverable amount exceeding carrying amount [2]	4,204,235	10,031,341	(219,059)	694,511	14,711,028
Discount rate (%)	18.08	14.33	22.93	21.78
Permanent growth rate (%)	1.00	1.00	4.00	3.00

[1]	The carrying amount of goodwill at the time of the impairment test
[2]	If the carrying amount of goodwill is bigger than the recoverable amount, it is indicated as a negative number.

For impairment testing, goodwill is allocated to cash-generating units that are expected to benefit from the synergies of the business combination, and cash-generating units consist of an operating segment or units which are not larger than an operating segment. The Group recognized goodwill amounting to ~~W~~ 65,288 million arising from the merger of Housing & Commercial Bank, and the amounts of ~~W~~ 49,315 million and ~~W~~ 15,973 million were allocated to the retail banking and corporate banking, respectively. The Group acquired a 70% stake in KB PRASAC BANK PLC. with an acquisition date of April 10, 2020, and an additional 30% stake with an acquisition date of October 19, 2021. The goodwill recognized due to the business combination is ~~W~~ 185,725 million as of December 31, 2025. The Group acquired a 66.88% stake in PT Bank KB Indonesia Tbk. with an acquisition date of September 2, 2020, and the goodwill recognized due to the business combination is ~~W~~ 88,477 million as of December 31, 2025. Cash-generating units to which goodwill has been allocated are tested for impairment annually and whenever there is an indication that the unit may be impaired, by comparing the carrying amount of the unit including the goodwill with the recoverable amount of the unit. The valuation dates of the recoverable amounts of the KB PRASAC BANK PLC. and PT Bank KB Indonesia Tbk. are September 30, 2025 and December 31, 2025, respectively.

The recoverable amount of a cash-generating unit is measured at the higher of its fair value less costs of disposal and its value in use. The fair value less costs of disposal is the amount obtainable from the disposal in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal. If it is difficult to measure the amount obtainable from the disposal of the cash-generating unit, the disposal amount of a similar cash-generating unit in the past transaction is used by reflecting the characteristics of the cash-generating unit to be measured. If it is not possible to obtain reliable information to measure the fair value less costs of disposal, the Group uses the asset’s value in use as its recoverable amount. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit. The estimated future cash flows are based on the most recent financial budget approved by management with maximum period of 5 years. The future cash flows of retail banking and corporate banking after the projection period are estimated on the assumption that the future cash flows will increase by 1.0% per year. The key assumptions used for the estimation of the future cash flows are based on the market size and the Group’s market share.

The future cash flows of KB PRASAC BANK PLC. after five years are estimated on the assumption that the future cash flows will increase by 4.0% per year. The future cash flows of PT Bank KB Indonesia Tbk. after five years are estimated on the assumption that the future cash flows will increase by 3.0% per year. The key assumptions used for the estimation of the future cash flows are the GDP growth rate and the market size of Cambodia and Indonesia, and the recent growth rate of KB PRASAC BANK PLC. and PT Bank KB Indonesia Tbk. The discount rate is a pre-tax rate that reflects assumptions regarding risk-free interest rate, market risk premium, and the risks specific to the cash-generating unit.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

15.5 Details of intangible assets other than goodwill as of December 31, 2025 and 2024, are as follows:

	December 31, 2025
(In millions of Korean won)	Acquisition cost	Accumulated amortization	Accumulated impairment losses	Carrying amount
Industrial property rights	2,461	(2,094)	—	367
Software	1,805,992	(1,507,537)	(31)	298,424
Other intangible assets	339,414	(221,842)	(29,788)	87,784
Right-of-use assets	35,127	(35,127)	—	—

	2,182,994	(1,766,600)	(29,819)	386,575

	December 31, 2024
(In millions of Korean won)	Acquisition cost	Accumulated amortization	Accumulated impairment losses	Carrying amount
Industrial property rights	2,314	(1,950)	—	364
Software	1,670,540	(1,372,344)	(56)	298,140
Other intangible assets	324,776	(205,386)	(29,247)	90,143
Right-of-use assets	35,127	(34,539)	—	588

	2,032,757	(1,614,219)	(29,303)	389,235

15.6 Changes in intangible assets other than goodwill for the years ended December 31, 2025 and 2024, are as follows:

	2025
(In millions of Korean won)	Beginning	Acquisition	Transfer	Disposal	Amortization	Others	Ending
Industrial property rights	364	147	—	—	(144)	—	367
Software	298,140	130,748	669	(3)	(129,125)	(2,005)	298,424
Other intangible assets	90,143	25,438	—	(4,300)	(21,122)	(2,375)	87,784
Right-of-use assets	588	—	—	—	(588)	—	—

	389,235	156,333	669	(4,303)	(150,979)	(4,380)	386,575

	2024
(In millions of Korean won)	Beginning	Acquisition	Transfer	Disposal	Amortization	Others	Ending
Industrial property rights	369	124	—	—	(129)	—	364
Software	309,195	146,697	(158)	(3,119)	(159,225)	4,750	298,140
Other intangible assets	134,242	758	158	(1,500)	(33,056)	(10,459)	90,143
Right-of-use assets	1,594	—	—	—	(1,006)	—	588

	445,400	147,579	—	(4,619)	(193,416)	(5,709)	389,235

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

15.7 Changes in accumulated impairment losses of other intangible assets for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025
	Beginning	Impairment	Reversal	Others	Ending
Accumulated impairment losses of other intangible assets	(29,303)	(480)	—	(36)	(29,819)

(In millions of Korean won)	2024
	Beginning	Impairment	Reversal	Others	Ending
Accumulated impairment losses of other intangible assets	(15,385)	(13,950)	—	32	(29,303)

16. Deferred Income Tax Assets and Liabilities

16.1 Details of deferred income tax assets and liabilities as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025
	Assets	Liabilities	Net amount
Other provisions	105,663	—	105,663
Impairment losses of property and equipment	9,638	—	9,638
Equity-linked deposit interests	362	—	362
Share-based payments	31,353	—	31,353
Provisions for acceptances and guarantees	14,300	—	14,300
Gains or losses on valuation of derivatives	—	(269,414)	(269,414)
Present value discount	—	(239)	(239)
Gains or losses on fair value hedge	—	(36,979)	(36,979)
Accrued interest	—	(124,078)	(124,078)
Deferred loan origination fees and costs	11,775	(127,804)	(116,029)
Gains or losses on revaluation *	—	(253,702)	(253,702)
Investments in subsidiaries and others	27,274	(278,360)	(251,086)
Gains or losses on valuation of security investment	—	(59,659)	(59,659)
Defined benefit liabilities	467,617	—	467,617
Accrued expenses	234,669	—	234,669
Plan assets	—	(514,100)	(514,100)
Adjustments to the prepaid contributions	—	(79,010)	(79,010)
Others	879,100	(536,285)	342,815

	1,781,751	(2,279,630)	(497,879)
Offsetting of deferred income tax assets and liabilities	(1,638,300)	1,638,300	—

	143,451	(641,330)	(497,879)

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

16.1 Details of deferred income tax assets and liabilities as of December 31, 2025 and 2024, are as follows:

(cont’d)

(In millions of Korean won)	December 31, 2024
	Assets	Liabilities	Net amount
Other provisions	115,168	—	115,168
Impairment losses of property and equipment	9,322	—	9,322
Share-based payments	23,729	—	23,729
Provisions for acceptances and guarantees	16,010	—	16,010
Gains or losses on valuation of derivatives	—	(136,533)	(136,533)
Present value discount	90	—	90
Gains or losses on fair value hedge	—	(45,741)	(45,741)
Accrued interest	1,680	(124,508)	(122,828)
Deferred loan origination fees and costs	12,635	(126,717)	(114,082)
Gains or losses on revaluation *	—	(259,519)	(259,519)
Investments in subsidiaries and others	28,638	(233,762)	(205,124)
Gains or losses on valuation of security investment	—	(328,616)	(328,616)
Defined benefit liabilities	437,558	—	437,558
Accrued expenses	212,155	—	212,155
Plan assets	—	(440,187)	(440,187)
Adjustments to the prepaid contributions	—	(49,134)	(49,134)
Others	867,671	(516,274)	351,397

	1,724,656	(2,260,991)	(536,335)
Offsetting of deferred income tax assets and liabilities	(1,587,539)	1,587,539	—

	137,117	(673,452)	(536,335)

*	Gains on Land revaluation.

16.2 Unrecognized Deferred Income Tax Assets

16.2.1 No deferred income tax assets have been recognized for the deductible temporary differences of ~~W~~ 3,746,314 million and ~~W~~ 3,815,447 million associated with investments in subsidiaries and others as of December 31, 2025 and 2024, because it is not probable that these temporary differences will reverse in the foreseeable future.

16.2.2 No deferred income tax assets have been recognized for the deductible temporary differences of ~~W~~ 333,002 million with other provisions as of December 31, 2025, and ~~W~~ 47,282 million and ~~W~~ 47,015 million associated with others as of December 31, 2025 and 2024, respectively, due to the uncertainty that these temporary differences will be realized in the future.

16.3 Unrecognized Deferred Income Tax Liabilities

16.3.1 No deferred income tax liabilities have been recognized for the taxable temporary differences of ~~W~~ 553,182 million and ~~W~~ 1,491,442 million associated with investments in subsidiaries and others as of December 31, 2025 and 2024, due to the following reasons:

•	The Group is able to control the timing of the reversal of the temporary differences.

•	It is probable that these temporary differences will not reverse in the foreseeable future.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

16.3.2 No deferred income tax liabilities have been recognized as of December 31, 2025 and 2024 for the taxable temporary differences of ~~W~~ 65,288 million related to the initial recognition of goodwill arising from the merger of Housing and Commercial Bank in 2001.

16.4 Changes in cumulative temporary differences for the years ended December 31, 2025 and 2024, are as follows:

	2025
(In millions of Korean won)	Beginning	Decrease	Increase	Ending
Deductible temporary differences
Other provisions	436,241	436,241	717,231	717,231
Impairment losses of property and equipment	35,311	25,506	25,241	35,046
Deferred loan origination fees and costs	47,859	—	(5,041)	42,818
Interest income from equity index-linked deposits	—	—	1,317	1,317
Accrued interest	8,401	—	(8,401)	—
Share-based payments	89,884	89,884	114,010	114,010
Provisions for acceptances and guarantees	60,642	60,642	52,000	52,000
Present value discount	342	342	—	—
Investments in subsidiaries and others	3,918,990	—	(73,497)	3,845,493
Defined benefit liabilities	1,657,415	174,926	217,937	1,700,426
Accrued expenses	805,305	798,344	846,382	853,343
Others	3,009,476	861,197	814,833	2,963,112

	10,069,866	2,447,082	2,702,012	10,324,796

Unrecognized deferred income tax assets
Other provisions	—			333,002
Investments in subsidiaries and others	3,815,447			3,746,314
Others	47,015			47,282

	6,207,404			6,198,198

Tax rate (%)	26.40			27.50

	1,638,756			1,704,505
Tax loss carryforwards and tax credit	85,900	—	(8,654)	77,246

Total deferred income tax assets	1,724,656			1,781,751

Taxable temporary differences
Gains or losses on fair value hedge	(173,260)	(173,260)	(134,469)	(134,469)
Accrued interest	(471,622)	(394,332)	(373,902)	(451,192)
Deferred loan origination fees and costs	(479,989)	(479,989)	(464,743)	(464,743)
Gains or losses on valuation of derivatives	(517,170)	(545,328)	(1,007,845)	(979,687)
Present value discount	—	—	(870)	(870)
Goodwill arising from the merger	(65,288)	—	—	(65,288)
Gains or losses on revaluation *	(983,027)	(60,476)	—	(922,551)
Investments in subsidiaries and others	(2,374,629)	—	809,226	(1,565,403)
Gains or losses on valuation of security investment	(1,244,757)	(1,244,757)	(216,943)	(216,943)
Plan assets	(1,667,377)	(95,289)	(297,367)	(1,869,455)
Adjustments to the prepaid contributions	(186,113)	(186,113)	(287,309)	(287,309)
Others	(1,957,855)	(679,299)	(671,563)	(1,950,119)

	(1,957,855)	(3,858,843)	(2,645,785)	(8,908,029)

Unrecognized deferred income tax liabilities
Goodwill arising from the merger	(65,288)			(65,288)
Investments in subsidiaries and others	(1,491,442)			(553,182)

	(8,564,357)			(8,289,559)

Tax rate (%)	26.40			27.50

Total deferred income tax liabilities	(2,260,991)			(2,279,630)

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

16.4 Changes in cumulative temporary differences for the years ended December 31, 2025 and 2024, are as follows: (cont’d)

	2024
(In millions of Korean won)	Beginning	Decrease	Increase	Ending
Deductible temporary differences
Other provisions	681,009	681,009	436,241	436,241
Impairment losses of property and equipment	27,634	21,585	29,262	35,311
Deferred loan origination fees and costs	43,955	—	3,904	47,859
Accrued interest	729	—	7,672	8,401
Share-based payments	57,685	57,685	89,884	89,884
Provisions for acceptances and guarantees	185,290	185,290	60,642	60,642
Present value discount	1,401	1,401	342	342
Investments in subsidiaries and others	2,925,500	25,525	1,019,015	3,918,990
Defined benefit liabilities	1,548,227	170,955	280,143	1,657,415
Accrued expenses	764,170	758,620	799,755	805,305
Others	2,497,257	706,076	1,218,295	3,009,476

	8,732,857	2,608,146	3,945,155	10,069,866

Unrecognized deferred income tax assets
Investments in subsidiaries and others	2,868,380			3,815,447
Others	42,288			47,015

	5,822,189			6,207,404

Tax rate (%)	26.40			26.40

	1,537,058			1,638,756
Tax loss carryforwards and tax credit	179,648	—	(93,748)	85,900

Total deferred income tax assets	1,716,706			1,724,656

Taxable temporary differences
Gains or losses on fair value hedge	(216,460)	(43,200)	—	(173,260)
Accrued interest	(387,905)	(296,788)	(380,505)	(471,622)
Deferred loan origination fees and costs	(431,098)	(431,098)	(479,989)	(479,989)
Gains or losses on valuation of derivatives	(558,554)	(558,554)	(517,170)	(517,170)
Goodwill arising from the merger	(65,288)	—	—	(65,288)
Gains or losses on revaluation *	(984,239)	(1,212)	—	(983,027)
Investments in subsidiaries and others	(1,954,707)	—	(419,922)	(2,374,629)
Gains or losses on valuation of security investment	(960,241)	(960,241)	(1,244,757)	(1,244,757)
Plan assets	(1,746,854)	(213,148)	(133,671)	(1,667,377)
Adjustments to the prepaid contributions	(125,019)	(125,019)	(186,113)	(186,113)
Others	(1,183,779)	(281,760)	(1,055,836)	(1,957,855)

	(8,614,144)	(2,911,020)	(4,417,963)	(10,121,087)

Unrecognized deferred income tax liabilities
Goodwill arising from the merger	(65,288)			(65,288)
Investments in subsidiaries and others	(1,086,031)			(1,491,442)

	(7,462,825)			(8,564,357)

Tax rate (%)	26.40			26.40

Total deferred income tax liabilities	(1,970,186)			(2,260,991)

*	Gains on Land revaluation.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

17. Assets Held for Sale and a Disposal Group Held for Sale

17.1.1 Details of assets held for sale as of December 31, 2025 and 2024, are as follows:

	December 31, 2025
(In millions of Korean won)	Acquisition cost *	Accumulated impairment losses	Carrying amount	Fair value less costs to sell
Land held for sale	121,182	(45,627)	75,555	125,973
Buildings held for sale	168,014	(68,650)	99,364	118,454
Other assets held for sale	1,865	(1,865)	—	—

	291,061	(116,142)	174,919	244,427

	December 31, 2024
(In millions of Korean won)	Acquisition cost *	Accumulated impairment losses	Carrying amount	Fair value less costs to sell
Land held for sale	82,878	(48,986)	33,892	44,905
Buildings held for sale	179,430	(76,907)	102,523	124,095
Other assets held for sale	2,664	(2,241)	423	423

	264,972	(128,134)	136,838	169,423

*	Acquisition cost of buildings held for sale is net of the accumulated depreciation amount immediately before the initial classification of the assets as held for sale.

17.1.2 Valuation techniques and inputs used to measure the fair value of assets held for sale as of December 31, 2025 are as follows:

	December 31, 2025
(In millions of Korean won)	Fair value	Valuation techniques [1]	Unobservable inputs [2]	Estimated range of unobservable inputs (%)	Effect of unobservable inputs to fair value
Land and buildings	244,427	Market comparison approach model and others	Adjustment index	0.33 ~ 2.90	Fair value increases as the adjustment index rises

[1]	The appraisal value is adjusted by the adjustment ratio in the event the public sale is unsuccessful.
[2]	Adjustment index is calculated using the time adjustments, regional factors, or other individual factors.

Among assets held for sale, real estate was measured by independent appraisers with professional qualifications and recent experience in evaluating similar properties in the area of the property to be assessed. All assets held for sale are classified as Level 3 in accordance with fair value hierarchy in Note 6.1.2.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

17.1.3 Changes in accumulated impairment losses of assets held for sale for the years ended December 31, 2025 and 2024, are as follows:

	2025
(In millions of Korean won)	Beginning	Provision	Reversal	Others	Ending
Accumulated impairment losses of assets held for sale	(128,134)	(35,536)	1	47,527	(116,142)

	2024
(In millions of Korean won)	Beginning	Provision	Reversal	Others	Ending
Accumulated impairment losses of assets held for sale	(64,658)	(49,259)	2	(14,219)	(128,134)

17.1.4 As of December 31, 2025, land, buildings and other assets held for sale consist of 34 real estates of closed offices and 297 foreclosure assets on loans of PT Bank KB Indonesia Tbk. which were determined to sell by management, but not yet sold as of December 31, 2025. The remaining 331 assets are also being actively marketed.

17.2 Disposal group held for sale

The Group decided to dispose of its entire equity interest in PT KB Bukopin Finance held by its consolidated subsidiary, PT Bank KB Indonesia Tbk. Accordingly, as of December 31, 2025, the Group classified the assets and liabilities of PT KB Bukopin Finance as an assets of a disposal group held for sale and liabilities of a disposal group held for sale, respectively. As of December 31, 2025, the Group has entered into a share purchase agreement with a third party for the sale of its equity interest in its subsidiary, PT KB Bukopin Finance, and is currently in the process of completing the disposal.

17.2.1 The major components of assets of a disposal group held for sale as of December 31, 2025 are as follows:

2025
(In millions of Korean won)	PT KB Bukopin Finance
Cash and deposits	5,858
Loans measured at amortized cost	85,572
Property and equipment	131
Intangible assets	17
Deferred tax assets	16
Other assets	2,621

94,215

17.2.2 The major components of liabilities of a disposal group held for sale as of December 31, 2025 are as follows:

2025
(In millions of Korean won)	PT KB Bukopin Finance
Borrowings	58,590
Net defined benefit liabilities	13
Other liabilities	9,627
Current income tax liabilities	60

68,290

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

17.3.3. As of December 31, 2025, the Group measured assets of a disposal group held for sale at the lower of its carrying amount and fair value less costs to sell, and no impairment loss was recognized as fair value less costs to sell exceeded the carrying amount.

18. Other Assets

18.1 Details of other assets as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025	December 31, 2024
Other financial assets
Other receivables	6,804,443	6,359,355
Accrued income	1,716,425	1,781,258
Guarantee deposits	713,896	763,441
Domestic exchange settlement debits	1,282,748	460,976
Others	31,379	20,464
Less: Allowances for credit losses	(62,144)	(55,633)
Present value discount	(2,945)	(1,250)

	10,483,802	9,328,611

Other non-financial assets
Other receivables	343	796
Prepaid expenses	439,414	420,606
Guarantee deposits	5,955	4,514
Prepayments	22,401	15,391
Others	204,135	146,148
Less: Allowances for credit losses	(6,742)	(7,200)

	665,506	580,255

	11,149,308	9,908,866

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

18.2 Changes in allowances for credit losses of other assets for the years ended December 31, 2025 and 2024, are as follows:

	2025
(In millions of Korean won)	Other financial assets	Other non- financial assets	Total
Beginning	55,633	7,200	62,833
Provision (reversal)	25,498	(1,043)	24,455
Write-offs	(5,616)	(263)	(5,879)
Others	(13,371)	848	(12,523)

Ending	62,144	6,742	68,886

	2024
(In millions of Korean won)	Other financial assets	Other non- financial assets	Total
Beginning	51,628	5,205	56,833
Provision (reversal)	24,333	1,993	26,326
Write-offs	(4,404)	(143)	(4,547)
Others	(15,924)	145	(15,779)

Ending	55,633	7,200	62,833

19. Deposits

Details of deposits as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025	December 31, 2024
Demand deposits
Demand deposits in Korean won	161,311,269	151,469,914
Demand deposits in foreign currencies	13,612,111	11,868,489

	174,923,380	163,338,403

Time deposits
Time deposits in Korean won	223,567,917	219,690,355
Fair value adjustments of fair value hedged time deposits in Korean won	6,865	6,258
Time deposits in foreign currencies	27,764,081	28,367,857
Fair value adjustments of fair value hedged time deposits in foreign currencies	(1,334)	(7,593)

	251,337,529	248,056,877

Certificates of deposits	13,749,293	9,805,371

	440,010,202	421,200,651

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

20. Borrowings

20.1 Details of borrowings as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025	December 31, 2024
General borrowings	26,965,329	26,887,092
Bonds sold under repurchase agreements and others	2,642,634	3,318,612
Call money	2,937,727	2,020,712

	32,545,690	32,226,416

20.2 Details of general borrowings as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)		Lenders	Annual interest rate (%)	December 31, 2025	December 31, 2024
Borrowings in Korean won	Borrowings from Bank of Korea	Bank of Korea	1.00	6,958,623	4,618,026
	Borrowings from government	SEMAS and others	0.00~3.50	2,402,107	2,409,409
	Borrowings from non-banking financial institutions	Korea Development Bank	0.55~1.80	425,405	474,148
	Other borrowings	Korea Development Bank and others	0.00~3.91	2,776,112	3,061,648

				12,562,247	10,563,231

Borrowings in foreign currencies	Due to banks	Hana Bank and others	—	731	15,155
	Borrowings from banks	Citicorp International LTD and others	0.25~9.51	11,401,150	13,427,010
	Borrowings from other financial institutions	The Export-Import Bank of Korea	4.19~4.42	5,883	6,027
	Other borrowings	STANDARD CHARTERED BANK (HONG KONG) and others	0.00~4.33	2,995,318	2,875,669

				14,403,082	16,323,861

				26,965,329	26,887,092

20.3 Details of bonds sold under repurchase agreements and others as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	Lenders	Annual interest rate (%)	December 31, 2025	December 31, 2024
Bonds sold under repurchase agreements	Individuals, groups, and corporations	2.50~4.72	2,638,227	3,310,040
Bills sold	Counter sale	1.55~2.00	4,407	8,572

			2,642,634	3,318,612

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

20.4 Details of call money as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	Lenders	Annual interest rate (%)	December 31, 2025	December 31, 2024
Call money in Korean won	Samsung Asset Management	2.12~2.15	980,500	—
Call money in foreign currencies	Central Bank Uzbekistan and others	1.33~10.00	1,957,227	2,020,712

			2,937,727	2,020,712

21. Debentures

21.1 Details of debentures as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	Annual interest rate (%)	December 31, 2025	December 31, 2024
Debentures in Korean won
Structured debentures	3.45 ~ 5.86	110,410	40,560
Subordinated fixed rate debentures	2.02 ~ 3.50	3,180,150	3,180,150
Fixed rate debentures	1.33 ~ 5.95	18,792,603	19,319,003
Floating rate debentures	2.61 ~ 2.94	1,110,000	—

		23,193,163	22,539,713
Fair value adjustments of fair value hedged debentures in Korean won		(116,915)	(108,207)
Less: Discount on debentures in Korean won		(50,894)	(31,214)

		23,025,354	22,400,292

Debentures in foreign currencies
Floating rate debentures	2.26 ~ 5.08	1,484,557	1,211,201
Fixed rate debentures	0.00 ~ 9.06	11,848,981	11,219,231

		13,333,538	12,430,432
Fair value adjustments of fair value hedged debentures in foreign currencies		(23,085)	(63,717)
Less: Discount on debentures in foreign currencies		(39,157)	(30,236)

		13,271,296	12,336,479

		36,296,650	34,736,771

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

21.2 Changes in debentures based on par value for the years ended December 31, 2025 and 2024, are as follows:

	2025
(In millions of Korean won)	Beginning	Issue	Repayment	Others	Ending
Debentures in Korean won
Structured debentures	40,560	70,000	(150)	—	110,410
Subordinated fixed rate debentures	3,180,150	—	—	—	3,180,150
Fixed rate debentures	19,319,003	15,481,000	(16,007,400)	—	18,792,603
Floating rate debentures	—	1,110,000	—	—	1,110,000

	22,539,713	16,661,000	(16,007,550)	—	23,193,163

Debentures in foreign currencies
Floating rate debentures	1,211,201	823,280	(547,190)	(2,734)	1,484,557
Fixed rate debentures	11,219,231	3,356,316	(2,943,599)	217,033	11,848,981

	12,430,432	4,179,596	(3,490,789)	214,299	13,333,538

	34,970,145	20,840,596	(19,498,339)	214,299	36,526,701

	2024
(In millions of Korean won)	Beginning	Issue	Repayment	Others	Ending
Debentures in Korean won
Structured debentures	110,640	—	(70,080)	—	40,560
Subordinated fixed rate debentures	3,188,970	—	(8,820)	—	3,180,150
Fixed rate debentures	13,649,139	17,416,560	(11,746,696)	—	19,319,003
Floating rate debentures	4,430,000	—	(4,430,000)	—	—

	21,378,749	17,416,560	(16,255,596)	—	22,539,713

Debentures in foreign currencies
Floating rate debentures	1,372,460	441,355	(728,965)	126,351	1,211,201
Fixed rate debentures	9,307,083	2,586,142	(1,811,618)	1,137,624	11,219,231

	10,679,543	3,027,497	(2,540,583)	1,263,975	12,430,432

	32,058,292	20,444,057	(18,796,179)	1,263,975	34,970,145

22. Provisions

22.1 Details of provisions as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025	December 31, 2024
Provisions for credit losses of unused loan commitments	119,856	147,381
Provisions for credit losses of acceptances and guarantees	49,328	56,500
Provisions for restoration costs	146,285	155,686
Others	481,410	184,129

	796,879	543,696

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

22.2 Changes in provisions for credit losses of unused loan commitments, and acceptances and guarantees for the years ended December 31, 2025 and 2024, are as follows:

	2025
	Provisions for credit losses of unused loan commitments			Provisions for credit losses of acceptances and guarantees
	12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses
(In millions of Korean won)		Non- impaired	Impaired		Non- impaired	Impaired
Beginning	118,282	29,099	—	39,865	2,489	14,146
Transfer between stages:
Transfer to 12-month expected credit losses	8,857	(8,824)	(33)	116	(116)	—
Transfer to lifetime expected credit losses	(11,878)	13,756	(1,878)	(826)	862	(36)
Impairment	(1,149)	(2,824)	3,973	(48)	(172)	220
Provision (reversal) for credit losses	(19,264)	(5,603)	(2,042)	(6,420)	2,279	(2,653)
Others (exchange differences, etc.)	(603)	7	(20)	(317)	(4)	(57)

Ending*	94,245	25,611	—	32,370	5,338	11,620

	2024
	Provisions for credit losses of unused loan commitments			Provisions for credit losses of acceptances and guarantees
	12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses
(In millions of Korean won)		Non- impaired	Impaired		Non- impaired	Impaired
Beginning	129,023	73,291	—	31,293	148,198	4,409
Transfer between stages:
Transfer to 12-month expected credit losses	60,162	(60,069)	(93)	87,306	(87,306)	—
Transfer to lifetime expected credit losses	(13,252)	13,398	(146)	(464)	464	—
Impairment	(226)	(1,206)	1,432	(52)	(85)	137
Provision (reversal) for credit losses	(64,515)	3,532	(1,167)	(90,329)	(58,819)	9,309
Others (exchange differences, etc.)	7,090	153	(26)	12,111	37	291

Ending*	118,282	29,099	—	39,865	2,489	14,146

*

Includes additional provisions of ~~W~~ 10,598 million and ~~W~~ 15,548 million for the borrowers and others which are highly affected by the termination of COVID-19 financial support as of December 31, 2025 and 2024, respectively.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

22.3 Changes in provisions for restoration costs for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025	2024
Beginning	155,686	130,966
Provision	4,657	5,807
Reversal	(3,070)	(569)
Used	(12,493)	(3,196)
Unwinding of discount	4,525	4,785
Effect of changes in discount rate	(3,020)	17,893

Ending	146,285	155,686

Provisions for restoration costs are measured at the present value of the best estimate of future restoration costs for leased properties as of the end of the reporting period, discounted at an appropriate discount rate. The expenditure for restoration costs is expected to be incurred at the end of each lease contract, and the lease period is used to reasonably estimate the timing of the expenditure. Additionally, to estimate the expected restoration costs, the average actual restoration expenses of stores that underwent restoration work over the past three years and the three-year historical average inflation rate are used.

22.4 Changes in other provisions for the years ended December 31, 2025 and 2024, are as follows:

	2025
(In millions of Korean won)	Membership rewards program	Dormant accounts	Litigations	Financial guarantee contracts	Others[1,2,3]	Total
Beginning	73	3,154	60,069	7,378	113,455	184,129
Provision (reversal)	108	12,623	14,443	(1,599)	284,738	310,313
Used and others	(90)	(10,042)	(768)	—	(2,132)	(13,032)

Ending[1,2,3]	91	5,735	73,744	5,779	396,061	481,410

	2024
(In millions of Korean won)	Membership rewards program	Dormant accounts	Litigations	Financial guarantee contracts	Others[1,2]	Total
Beginning	47	3,360	50,051	6,358	352,598	412,414
Provision (reversal)	80	2,803	38,760	1,020	711,788	754,451
Used and others	(54)	(3,009)	(28,742)	—	(950,931)	(982,736)

Ending[1,2]	73	3,154	60,069	7,378	113,455	184,129

[1]	Includes other provisions of~~W~~ 6,577 million and ~~W~~ 17,064 million related to the Livelihood finance support program as of December 31, 2025 and 2024, respectively.
[2]	Includes other provisions of ~~W~~ 28,396 million and ~~W~~ 55,182 million related to the Hong Kong H-index ELS voluntary adjustment compensation as of December 31, 2025 and 2024, respectively.
[3]	As of December 31, 2025, other provisions include ~~W~~ 333,002 million related to ELS and LTV penalties, among others, and such amount may change in the future.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

23. Net Defined Benefit Liabilities (Assets)

23.1 Defined Benefit Plan

The Group operates defined benefit plans which have the following characteristics:

•	The Group has the obligation to pay the agreed benefits to all its current and former employees.

•	The Group assumes actuarial risk (that benefits will cost more than expected) and investment risk.

The net defined benefit liabilities (assets) recognized in the consolidated statements of financial position are calculated in accordance with an actuarial valuation method using assumptions based on market data and historical data such as discount rate, future salary increase rate, and mortality. Actuarial assumptions may differ from actual results due to changes in the market conditions, economic trends, and mortality trends.

23.2 Changes in net defined benefit liabilities (assets) for the years ended December 31, 2025 and 2024, are as follows:

	2025
(In millions of Korean won)	Present value of defined benefit obligation	Fair value of plan assets	Net defined benefit liabilities (assets)
Beginning	1,763,788	(1,916,397)	(152,609)
Current service cost	143,989	—	143,989
Interest expense (income)	59,845	(65,917)	(6,072)
Remeasurements:
Actuarial gains and losses by experience adjustments	28,375	—	28,375
Actuarial gains and losses by changes in demographic assumptions	(1,290)	—	(1,290)
Actuarial gains and losses by changes in financial assumptions	(8,429)	—	(8,429)
Return on plan assets (excluding amounts included in interest income)	—	(38,403)	(38,403)
Contributions by the Group	—	(180,000)	(180,000)
Payments from plans (benefit payments)	(174,927)	174,927	—
Payments from the Group	(12,451)	—	(12,451)
Transfer in	10,135	(9,536)	599
Transfer out	(5,169)	5,169	—
Effect of exchange differences	(541)	—	(541)

Ending	1,803,325	(2,030,157)	(226,832)

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

23.2 Changes in net defined benefit liabilities (assets) for the years ended December 31, 2025 and 2024, are as follows: (cont’d)

	2024
(In millions of Korean won)	Present value of defined benefit obligation	Fair value of plan assets	Net defined benefit liabilities (assets)
Beginning	1,654,069	(1,874,793)	(220,724)
Current service cost	137,303	—	137,303
Interest expense (income)	65,500	(75,280)	(9,780)
Remeasurements:
Actuarial gains and losses by experience adjustments	(107)	—	(107)
Actuarial gains and losses by changes in demographic assumptions	—	—	—
Actuarial gains and losses by changes in financial assumptions	85,243	—	85,243
Return on plan assets (excluding amounts included in interest income)	—	(26,415)	(26,415)
Contributions by the Group	—	(105,600)	(105,600)
Payments from plans (benefit payments)	(169,302)	169,302	—
Payments from the Group	(12,961)	—	(12,961)
Transfer in	8,890	(8,557)	333
Transfer out	(4,946)	4,946	—
Effect of exchange differences	99	—	99

Ending	1,763,788	(1,916,397)	(152,609)

23.3 Details of net defined benefit liabilities (assets) as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025	December 31, 2024
Present value of defined benefit obligation	1,803,325	1,763,788
Fair value of plan assets	(2,030,157)	(1,916,397)

Net defined benefit liabilities (assets)	(226,832)	(152,609)

23.4 Details of remeasurements of net defined benefit liabilities (asset) recognized in other comprehensive income (loss) for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025	2024
Remeasurements:
Actuarial losses arising from experience adjustments	(28,375)	107
Actuarial losses arising from changes in demographic assumptions	1,290	—
Actuarial losses arising from changes in financial assumptions	8,429	(85,243)
Return on plan assets (excluding amounts included in interest income)	38,403	26,415
Income tax effect	(5,270)	15,530
Effect of exchange differences	(896)	1,223

Remeasurements after income tax expense	13,581	(41,968)

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

23.5 Details of fair value of plan assets as of December 31, 2025 and 2024, are as follows:

	December 31, 2025
(In millions of Korean won)	Assets quoted in an active market	Assets not quoted in an active market	Total
Time deposits and others	—	1,243,132	1,243,132
Others	—	787,025	787,025

	—	2,030,157	2,030,157

	December 31, 2024
(In millions of Korean won)	Assets quoted in an active market	Assets not quoted in an active market	Total
Time deposits and others	—	1,256,694	1,256,694
Others	—	659,704	659,704

	—	1,916,398	1,916,398

23.6 Details of significant actuarial assumptions used as of December 31, 2025 and 2024, are as follows:

	December 31, 2025	December 31, 2024
Discount rate (%)	4.00	3.60
Salary increase rate (%)	0.00 ~ 5.70	0.00 ~ 5.16
Turnover rate (%)	1.92 ~ 47.65	1.68 ~ 38.60

Mortality assumptions are based on the experience-based mortality table issued by Korea Insurance Development Institute in 2023.

23.7 Results of sensitivity analysis of significant actuarial assumptions as of December 31, 2025, are as follows:

Effect on defined benefit obligation
	Changes in assumptions	Increase in assumptions	Decrease in assumptions
Discount rate	0.5%p	3.15% decrease	3.35% increase
Salary increase rate	0.5%p	3.30% increase	3.13% decrease
Turnover rate	0.5%p	0.10% decrease	0.09% increase

The above sensitivity analysis is based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. The sensitivity of the defined benefit obligation to changes in significant actuarial assumptions is calculated using the same projected unit credit method used in calculating the defined benefit obligation recognized in the consolidated statement of financial position.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

23.8 Expected maturity analysis of undiscounted pension benefit payments as of December 31, 2025, are as follows:

(In millions of Korean won)	Up to 1 year	1~2 years	2~5 years	5~10 years	Over 10 years	Total
Pension benefits	197,425	238,844	641,547	917,087	2,496,195	4,491,098

The weighted average duration of the defined benefit obligation is 6.84 and 7.06 years as of December 31, 2025 and 2024, respectively.

23.9 Reasonable estimation of expected contribution to plan assets for the next annual reporting period after December 31, 2025, is ~~W~~ 180,000 million.

24. Other Liabilities

Details of other liabilities as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025	December 31, 2024
Other financial liabilities
Other payables	7,962,908	7,251,206
Prepaid card and debit card payables	11,250	6,896
Accrued expenses	4,960,495	5,215,449
Financial guarantee contracts liabilities	59,018	26,780
Deposits for letter of guarantees and others	255,694	500,633
Domestic exchange settlement credits	93,914	291,773
Foreign exchange settlement credits	266,026	268,794
Other accounting business borrowings	18,849	4,404
Due to trust accounts	11,137,898	8,232,002
Liabilities incurred from agency relationships	765,269	794,661
Account for agency business	925,566	733,654
Lease liabilities	696,445	751,936
Others	58,214	39,472

	27,211,546	24,117,660

Other non-financial liabilities
Other payables	1,124,248	623,728
Unearned revenue	104,432	104,931
Accrued expenses	599,404	538,038
Withholding taxes	196,509	206,545
Others	63,738	49,166

	2,088,331	1,522,408

	29,299,877	25,640,068

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

25. Equity

25.1 Capital Stock

Details of capital stock as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won and in number of shares)	December 31, 2025	December 31, 2024
Type of share	Ordinary share	Ordinary share
Number of authorized shares	1,000,000,000	1,000,000,000
Par value per share (In Korean won)	5,000	5,000
Number of issued shares	404,379,116	404,379,116
Capital stock	2,021,896	2,021,896

25.2 Hybrid Security

Details of hybrid security classified as equity as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	Issuance date	Maturity*	Interest rate (%)	December 31, 2025	December 31, 2024
Hybrid Security	June 23, 2022	Permanent	4.89	299,327	299,327
	February 27, 2023		4.67	409,085	409,085
	May 29, 2024		4.22	357,200	357,200

				1,065,612	1,065,612

*

Notwithstanding the perpetual bond, early redemption is available by the Bank only when prior approval from the head of the Financial Supervisory Service is obtained after 5 years from the issuance date.

25.3 Capital Surplus

Details of capital surplus as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025	December 31, 2024
Paid-in capital in excess of par value	4,604,417	4,604,417
Gains on business combination	397,669	397,669
Revaluation reserve	177,229	177,229
Other capital surplus	(529,197)	(529,197)

	4,650,118	4,650,118

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

25.4 Accumulated Other Comprehensive Income

Details of accumulated other comprehensive income as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025	December 31, 2024
Remeasurements of net defined benefit liabilities	(191,397)	(205,607)
Currency translation differences	553,766	603,522
Gains (losses) on debt securities measured at fair value through other comprehensive income	(1,421)	263,164
Gains on equity securities measured at fair value through other comprehensive income	443,495	372,368
Share of other comprehensive loss of associates	(1,611)	(2,220)
Gains (losses) on cash flow hedging instruments	(972)	22,157
Losses on hedging instruments of net investments in foreign operations	(244,068)	(277,658)

	557,792	775,726

25.5 Retained Earnings

25.5.1 Details of retained earnings as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025	December 31, 2024
Legal reserves	2,055,706	2,051,668
Regulatory reserve for credit losses	2,736,034	2,796,799
Voluntary reserves	22,712,832	21,311,309
Unappropriated retained earnings	3,104,011	3,267,979

	30,608,583	29,427,755

With respect to the allocation of net profit earned in a fiscal term, the Bank must set aside in its legal reserve an amount equal to at least 10% of its profit after tax as reported in the financial statements, each time it pays dividends on its net profits earned until its legal reserve reaches the aggregate amount of its paid-in capital in accordance with Article 40 of the Banking Act. This reserve is not available for the payment of cash dividends, but may be transferred to capital stock, or used to reduce an accumulated deficit. The Bank is reserving other reserves (legal reserves) in accordance with local laws and regulations of overseas branches.

25.5.2 Regulatory reserve for credit losses

Measurement and disclosure of regulatory reserve for credit losses are required in accordance with Articles 29.1 through 29.2 of the Regulations on Supervision of Banking Business.

25.5.2.1 Details of regulatory reserve for credit losses as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025	December 31, 2024
Regulatory reserve for credit losses attributable to:
Shareholder of the Parent Company	2,921,103	2,736,034
Non-controlling interests	124,901	153,446

	3,046,004	2,889,480

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

25.5.2.2 Regulatory reserve for credit losses estimated to be appropriated (reversed) and adjusted profit after provision (reversal) of regulatory reserve for credit losses for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025	2024
Regulatory reserve for credit losses estimated to be appropriated (reversed)	185,069	(60,765)
Adjusted profit after provision (reversal) of regulatory reserve for credit losses *	3,667,097	3,312,524

*

Adjusted profit after provision (reversal) of regulatory reserve for credit losses is not based on Korean IFRS. It is calculated by reflecting provision (reversal) of regulatory reserve for credit losses before tax to the net profit attributable to shareholder of the Parent Company.

26. Net Interest Income

Details of interest income, interest expense, and net interest income for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025	2024
Interest income
Deposits measured at fair value through profit or loss	—	1
Securities measured at fair value through profit or loss	479,708	414,670
Loans measured at fair value through profit or loss	14,187	17,814
Securities measured at fair value through other comprehensive income	1,453,461	1,479,767
Loans measured at fair value through other comprehensive income	17,257	19,101
Due from financial institutions measured at amortized cost	218,247	248,928
Securities measured at amortized cost	1,086,506	1,209,827
Loans measured at amortized cost	17,996,707	19,269,883
Others	596,274	551,081

	21,862,347	23,211,072

Interest expense
Deposits	8,730,533	10,068,828
Borrowings	1,011,928	1,243,610
Debentures	1,142,255	1,260,822
Others	319,829	413,940

	11,204,545	12,987,200

Net interest income	10,657,802	10,223,872

Interest income recognized on impaired loans is ~~W~~ 45,396 million and ~~W~~ 36,922 million for the years ended December 31, 2025 and 2024, respectively.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

27. Net Fee and Commission Income

Details of fee and commission income, fee and commission expense, and net fee and commission income for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025	2024
Fee and commission income
Banking activity fees	209,229	197,544
Lending activity fees	69,199	80,690
Credit card related fees	757	905
Debit card related fees	957	775
Agent activity fees	330,249	300,089
Trust and other fiduciary fees	245,402	182,442
Acceptances and guarantees fees	80,057	91,343
Foreign currency related fees	166,653	154,014
Securities agency fees	137,271	101,010
Other business account commission on consignment	30,096	34,453
Others	373,670	400,843

	1,643,540	1,544,108

Fee and commission expense
Trading activity related fees *	15,693	16,776
Lending activity fees	51,040	43,446
Credit card related fees	46,495	44,914
Outsourcing related fees	92,999	96,712
Foreign currency related fees	37,145	41,332
Management fees of written-off loans	12,072	11,888
Contributions to external institutions	32,076	29,479
Others	152,501	146,684

	440,021	431,231

Net fee and commission income	1,203,519	1,112,877

*	Fees from financial instruments at fair value through profit or loss

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

28. Net Gains or Losses on Financial Instruments at Fair Value through Profit or Loss

Net gains or losses on financial instruments at fair value through profit or loss include dividend income, gains or losses arising from changes in fair value, and gains or losses arising from sales and redemptions.

Details of net gains or losses on financial instruments at fair value through profit or loss for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025	2024
Gains on financial instruments at fair value through profit or loss
Financial assets at fair value through profit or loss:
Debt securities	820,243	1,011,931
Equity securities	87,467	50,703

	907,710	1,062,634

Derivatives held for trading:
Interest rate	3,573,306	3,932,804
Currency	9,211,163	17,196,835
Stock or stock index	20,543	5,611
Credit	3,941	208
Others	11,608	632

	12,820,561	21,136,090

Financial liabilities at fair value through profit or loss	—	189
Other financial instruments	477	522

	13,728,748	22,199,435

Losses on financial instruments at fair value through profit or loss
Financial assets at fair value through profit or loss:
Debt securities	1,103,473	237,002
Equity securities	7,714	23,038

	1,111,187	260,040

Derivatives held for trading:
Interest rate	2,849,371	3,978,542
Currency	8,810,852	17,179,618
Stock or stock index	8,341	7,784
Credit	4,940	1,757
Others	10,161	2,595

	11,683,665	21,170,296

Financial liabilities at fair value through profit or loss	4	529
Other financial instruments	1,550	693

	12,796,406	21,431,558

Net gains on financial instruments at fair value through profit or loss	932,342	767,877

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

29. Net Other Operating Income and Expenses

Details of other operating income and expenses for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025	2024
Other operating income
Gains on financial assets at fair value through other comprehensive income:
Gains on redemption of securities measured at fair value through other comprehensive income	2,939	9,738
Gains on disposal of securities measured at fair value through other comprehensive income	133,311	84,054
Gains on financial assets at amortized cost:
Gains on sale of loans measured at amortized cost	40,692	49,506
Gains on foreign exchange transactions	4,781,434	4,049,120
Dividend income	12,530	6,571
Others	323,046	343,722

	5,293,952	4,542,711

Other operating expenses
Losses on financial assets at fair value through other comprehensive income:
Losses on redemption of securities measured at fair value through other comprehensive income	8	63
Losses on disposal of securities measured at fair value through other comprehensive income	12,624	34,825
Losses on financial assets at amortized cost:
Losses on sale of loans measured at amortized cost	241,403	62,067
Losses on foreign exchange transactions	4,815,433	4,246,630
Deposit insurance fee	598,076	566,917
Credit guarantee fund fee	414,449	362,234
Others	602,574	661,332

	6,684,567	5,934,068

Net other operating expenses	(1,390,615)	(1,391,357)

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

30. General and Administrative Expenses

30.1 Details of general and administrative expenses for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025	2024
Expenses related to employee
Employee benefits - salaries	1,786,842	1,756,416
Employee benefits - welfare	624,308	642,089
Post-employment benefits - defined benefit plans	137,917	127,523
Post-employment benefits - defined contribution plans	18,154	16,635
Other long-term employee benefits	114	—
Termination benefits	221,714	249,345
Share-based payments	58,347	52,198

	2,847,396	2,844,206

Depreciation and amortization	572,786	591,105

Other general and administrative expenses
Rental expense	69,480	66,389
Tax and dues	209,873	205,776
Communication	37,675	40,705
Electricity and utilities	34,688	35,102
Publication	4,447	5,105
Repairs and maintenance	32,476	34,998
Vehicle	15,980	14,570
Travel	7,677	9,455
Training	24,943	22,321
Service fees	168,143	170,568
Supplies	17,227	17,286
Electronic data processing expenses	256,171	237,726
Others	350,354	339,006

	1,229,134	1,199,007

	4,649,316	4,634,318

30.2 Share-based Payments

30.2.1 Stock grants

The Group changed the scheme of share-based payments awarded to executives and employees from stock options to stock grants in November 2007. The stock grants award program is an incentive plan that sets, on grant date, the maximum number of shares that can be awarded. Actual shares to be granted is determined in accordance with achievement of pre-set performance targets over the vesting period.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

30.2.1.1 Details of stock grants linked to long-term performance as of December 31, 2025, are as follows:

(In number of shares)
Stock grants	Grant date	Number of granted shares [1]	Vesting conditions [2]
Series 96	Jan. 1, 2024	220,113	Services fulfillment, TSR 0~30%, and Company and work performance 70~100%
Series 97	Feb. 1, 2024	2,045	Services fulfillment, TSR 0~30%, and Company and work performance 70~100%
Series 98	Apr. 22, 2024	2,962	Services fulfillment, TSR 0~30%, and Company and work performance 70~100%
Series 99	Jul. 5, 2024	4,929	Services fulfillment, TSR 0~30%, and Company and work performance 70~100%
Series 101	Aug 24, 2024	4,453	Services fulfillment, TSR 0~30%, and Company and work performance 70~100%
Series 102	Jan. 1, 2025	179,314	Services fulfillment, TSR 0~30%, and Company and work performance 70~100%, Services fulfillment, TSR 30%, and EPS and Asset Quality 70%
Series 103	Jan. 9, 2025	4,633	Services fulfillment, TSR 0~30%, and Company and work performance 70~100%
Deferred grant in 2022	—	29,628	Satisfied
Deferred grant in 2023	—	93,891	Satisfied
Deferred grant in 2024	—	118,288	Satisfied

		660,256

[1]

Granted shares represent the total number of shares initially granted to executives and employees who have residual shares as of December 31, 2025 (Deferred grants are residual shares vested as of December 31, 2025).

[2]

Executives and employees were given the right of choice about the timing of the deferred payment (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted shares is deferred for up to five years after the date of retirement after the deferred grant has been confirmed.

30.2.1.2 Details of stock grants linked to short-term performance as of December 31, 2025, are as follows:

(In number of shares)
Stock grants *	Grant date	Estimated number of vested shares	Vesting conditions
Stock granted in 2022	Jan. 1, 2022	54,211	Satisfied
Stock granted in 2023	Jan. 1, 2023	118,021	Satisfied
Stock granted in 2024	Jan. 1, 2024	97,412	Satisfied
Stock granted in 2025	Jan. 1, 2025	57,301	Proportional to service period

*

Executives and employees were given the right of choice about the timing of the deferred payment (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted shares is deferred for up to five years after the date of retirement after the deferred grant has been confirmed.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

30.2.1.3 Stock grants are measured at fair value using the MonteCarlo simulation model and assumptions used in measuring the fair value as of December 31, 2025, are as follows:

(In Korean won)	Expected exercise period(years)	Risk-free rate (%)	Fair value (market performance condition)	Fair value (non-market performance condition)
Series 96	0.00~3.00	2.56	111,412~125,944	111,412~125,944
Series 97	0.00~4.00	2.56	107,266~120,094	107,266~120,094
Series 98	0.00~4.00	2.56	107,266~120,094	107,266~120,094
Series 99	0.00~4.00	2.56	105,560~118,184	107,266~120,094
Series 101	0.00~4.00	2.56	107,266~120,094	107,266~120,094
Series 102	0.00~4.00	2.56	88,430~110,006	99,417~120,094
Series 103	0.00~5.00	2.56	94,586~105,791	103,317~115,556
Grant deferred in 2022	0.00~2.00	2.56	—	115,556~125,944
Grant deferred in 2023	0.00~2.00	2.56	—	115,556~120,094
Grant deferred in 2024	0.00~2.00	2.56	—	115,556
Stock granted in 2022	0.00~2.00	2.56	—	114,461~125,944
Stock granted in 2023	0.00~1.00	2.56	—	62,951~125,944
Stock granted in 2024	0.00~3.00	2.56	—	80,206~125,944
Stock granted in 2025	1.00~6.00	2.56	—	99,417~120,094

The Group uses the volatility of the stock price over the previous year as the expected volatility, and uses the arithmetic mean of the price-dividend ratio of one year before, two years before, and three years before the base year as the dividend yield and uses one-year risk-free rate of Korea Treasury Bond in order to measure the fair value.

30.2.1.4 The accrued expenses for share-based payments related to stock grants are ~~W~~ 107,774 million and ~~W~~ 84,817 million as of December 31, 2025 and 2024, respectively, and the compensation costs amounting to ~~W~~ 58,347 million and ~~W~~ 52,198 million were recognized for the years ended December 31, 2025 and 2024, respectively.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

30.2.2 Mileage stock

30.2.2.1 Details of mileage stock as of December 31, 2025, are as follows:

(In number of shares) Grant date	Number of granted shares [1]	Expected exercise period (years) [2]	Remaining shares
Stock granted in 2021
Jan. 15, 2021	28,156	0.00~0.04	8,439
Apr. 5, 2021	89	0.00~0.26	53
Jul. 1, 2021	54	0.00~0.50	18
Jul. 2, 2021	11	0.00~0.50	8
Jul. 27, 2021	70	0.00~0.57	25
Nov. 1, 2021	71	0.00~0.83	53
Nov. 16, 2021	53	0.00~0.87	3
Dec. 3, 2021	91	0.00~0.92	39
Dec. 6, 2021	87	0.00~0.93	25
Dec. 30, 2021	76	0.00~0.99	38
Stockgranted in 2022
Jan. 14, 2022	20,909	0.00~1.04	9,025
Apr. 4, 2022	65	0.00~1.25	33
Apr. 19, 2022	33	0.00~1.30	20
Aug. 3, 2022	62	0.00~1.59	6
Aug. 9, 2022	80	0.00~1.60	17
Oct. 19, 2022	55	0.00~1.80	5
Nov. 1, 2022	177	0.00~1.83	52
Dec. 1, 2022	49	0.00~1.92	48
Dec. 6, 2022	88	0.00~1.93	8
Dec. 12, 2022	114	0.00~1.95	48
Dec. 15, 2022	42	0.00~1.95	23
Dec. 30, 2022	114	0.00~1.99	25

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

30.2.2.1 Details of mileage stock as of December 31, 2025, are as follows: (cont’d)

(In number of shares) Grant date	Number of granted shares [1]	Expected exercise period (years) [2]	Remaining shares
Stock granted in 2023
Jan. 9, 2023	23,071	0.00~2.02	8,063
Jan. 14, 2023	742	0.00~2.04	313
Mar. 27, 2023	58	0.00~2.23	37
Mar. 31, 2023	97	0.00~2.24	39
May. 4, 2023	105	0.00~2.34	22
Jul. 3, 2023	63	0.00~2.50	21
Jul. 26, 2023	38	0.00~2.56	24
Jul. 31, 2023	220	0.00~2.58	62
Oct. 20, 2023	80	0.00~2.80	42
Nov. 1, 2023	78	0.00~2.83	39
Dec. 1, 2023	49	0.00~2.92	36
Dec. 13, 2023	115	0.00~2.95	29
Dec. 14, 2023	57	0.00~2.95	50
Dec. 27, 2023	19	0.00~2.99	14
Dec. 28, 2023	162	0.00~2.99	71
Dec. 29, 2023	95	0.00~2.99	76
Stock granted in 2024
Jan. 13, 2024	17,523	0.00~3.03	10,717
Jan. 31, 2024	297	0.00~3.08	215
Apr. 1, 2024	89	0.00~3.25	50
Jul. 1, 2024	38	0.00~3.50	38
Aug. 1, 2024	141	0.00~3.58	91
Sep. 2, 2024	14	0.00~3.67	8
Nov. 1, 2024	55	0.00~3.84	44
Dec. 4, 2024	26	0.00~3.93	26
Dec. 19, 2024	88	0.00~3.97	88
Dec. 30, 2024	73	0.00~4.00	72
Stock granted in 2025
Jan. 11, 2025	11,977	0.00~4.03	11,358
Feb. 6, 2025	162	0.00~4.10	162
Apr. 1, 2025	38	0.00~4.25	25
May. 9, 2025	13	0.00~4.35	13
Jul. 1, 2025	18	0.00~4.50	18
Nov. 3, 2025	26	0.00~4.84	26
Dec. 5, 2025	21	0.00~4.93	21
Dec. 26, 2025	68	0.00~4.99	68
Dec. 29, 2025	16	0.00~4.99	16

	106,278		50,005

[1]

Mileage stock is exercisable for four years after one year from the grant date at the closing price of the end of the previous month. However, mileage stock can be exercised at the closing price of the end of the previous month on the date of occurrence of retirement or transfer despite a one-year grace period.

[2]	Assessed based on the stock price as of December 31, 2025. These shares are vested immediately at grant date.

30.2.2.2 The accrued expenses for share-based payments related to mileage stock are ~~W~~ 6,236 million and ~~W~~ 5,067 million as of December 31, 2025 and 2024, respectively. The compensation costs amounting to ~~W~~ 3,276 million and ~~W~~ 3,183 million were recognized as expenses for the years ended December 31, 2025 and 2024, respectively.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

31. Net Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025	2024
Other non-operating income
Gains on disposal of property and equipment and assets held for sale	229,955	33,719
Rental income	34,235	33,162
Others	41,053	31,846

	305,243	98,727

Other non-operating expenses
Losses on disposal of property and equipment and assets held for sale	19,098	11,915
Donation	133,792	117,837
Restoration costs	1,585	2,471
Others	632,129	927,473

	786,604	1,059,696

Net other non-operating income (expenses)	(481,361)	(960,969)

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

32. Income Tax Expense

32.1 Details of income tax expense for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025	2024
Income tax payable
Current income tax expense	1,614,089	952,073
Adjustments of income tax of prior years recognized in current tax	(104,868)	(29,614)

	1,509,221	922,459

Changes in deferred income tax assets and liabilities*	(38,456)	282,854
Income tax expense of overseas branches	59,223	56,363
Income tax recognized directly in equity:
Net gains or losses on equity instruments at fair value through other comprehensive income	(37,045)	96,421
Net gains or losses on debt instruments at fair value through other comprehensive income	91,214	(74,525)
Currency translation differences	436	(15,404)
Remeasurements of net defined benefit liabilities	(5,270)	15,537
Gains or losses on hedging instruments of net investments in foreign operations	(7,017)	59,199
Gains or losses on cash flow hedging instruments	8,316	(409)
Share of other comprehensive income or loss of associates	(196)	273

	50,438	81,092

Reclassification from AOCI to retained earnings due to sale of equity securities measured at fair value through other comprehensive income	(832)	1,475
Consolidated tax return effect	(83,377)	(61,538)

Others	(5,817)	11,191

Income tax expense	1,490,400	1,293,896

*

Following the tax law amendment enacted at the end of 2025, the corporate tax rate was changed. Accordingly, deferred tax assets (liabilities) expected to be realized after 2026 have been measured using the 27.5% tax rate.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

32.2 Analysis of the relationship between net profit before income tax expense and income tax expense for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025	2024
Profit before income tax expense	5,315,219	4,445,298
Income tax at the applicable tax rate [1]	1,392,856	1,163,197
Non-taxable income	(17,496)	(19,517)
Non-deductible expenses	10,185	12,232
Tax credit and tax exemption	—	—
Temporary difference for which no deferred tax is recognized	66,421	(49,314)
Changes in recognition and measurement of deferred tax	110,097	225,930
Income tax refund for tax of prior years	(82,039)	(75,518)
Income tax expense of overseas branches	59,223	56,363
Tax effect of investments in subsidiaries	(4,753)	1,741
Foreign subsidiary tax rate difference effect	(11,666)	(867)
Effect of tax rate change [2]	20,701	—
Consolidated tax return effect	(83,377)	(61,538)
Others	30,248	41,187

Income tax expense	1,490,400	1,293,896

Income tax expense/Profit before income tax (%)	28.04	29.11

[1]

Applicable income tax rate for ~~W~~ 200 million and below is 9.9%, for over ~~W~~ 200 million to ~~W~~ 20 billion is 20.9%, for over ~~W~~ 20 billion to ~~W~~ 300 billion is 23.1% and for over ~~W~~ 300 billion is 26.4% for the year ended December 31, 2025 and 2024.

[2]

Following the tax law amendment enacted at the end of 2025, the corporate tax rate was changed. Accordingly, deferred tax assets (liabilities) expected to be realized after 2026 have been measured using the 27.5% tax rate.

32.3

Under the Pillar Two legislation, the Group is required to pay top-up taxes for each jurisdiction in which its constituent entities operate, to the extent that the jurisdictional GloBE effective tax rate falls below the minimum rate of 15%. The Parent Company expects to recognize the related effect in its financial statements and pay the top-up tax for the shortfall from the 15% minimum rate arising at its subsidiaries in China.

32.4 Details of current tax liabilities (income tax payables) and current tax assets (income tax refund receivables) before offsetting as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025	December 31, 2024
Tax payables after offsetting [1,2]	1,015,375	429,937
Adjustment on consolidated tax payable and others [3]	(83,377)	(61,538)
Consolidated tax return accounts payables [4]	(869,621)	(343,221)

Current tax payable	62,377	25,178

[1]

Current tax assets of ~~W~~ 325,722 million and ~~W~~ 288,692 million due to uncertain tax position and current tax assets of ~~W~~ 36,920 million and ~~W~~ 30,141 million for overseas branches were excluded, which do not qualify for offsetting as of December 31, 2025 and 2024, respectively.

[2]

Includes income tax payable of ~~W~~ 62,377 million and ~~W~~ 25,178 million under current tax liabilities, which are not to be offset against any income tax refund receivables, such as those of overseas branches as of December 31, 2025 and 2024, respectively.

[3]	Tax expense reduced due to the adoption of consolidated tax return was recognized as tax benefit.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

32.4 Details of current tax liabilities (income tax payables) and current tax assets (income tax refund receivables) before offsetting as of December 31, 2025 and 2024, are as follows: (cont’d)

[4]	The amount of income tax payable is reclassified as accounts payable, not to the tax authority, but to KB Financial Group Inc. due to the adoption of consolidated tax return.

33. Dividends

The annual dividends to the shareholder of the Group for the year ended December 31, 2025, amounting to ~~W~~ 934,116 million (~~W~~ 2,310 per share) is to be proposed at the general shareholder’s meeting scheduled for March 25, 2026. The Group’s consolidated financial statements as of and for the year ended December 31, 2025, do not reflect this dividend payable. Also, On October 29, 2025, the Board of Directors declared an interim dividend of ~~W~~ 1,002,860 million (~~W~~ 2,480 per share) which was paid in November 2025.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

34. Accumulated Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss) for the years ended December 31, 2025 and 2024, are as follows:

	2025
(In millions of Korean won)	Beginning	Changes (excluding reclassifica- tion)	Reclassification to profit or loss	Tax effect	Transfer to retained earnings	Ending
Remeasurements of net defined benefit liabilities	(205,607)	19,480	—	(5,270)	—	(191,397)
Currency translation differences	603,522	(44,916)	(5,276)	436	—	553,766
Gains (losses) on debt securities measured at fair value through other comprehensive income	263,164	(234,418)	(121,381)	91,214	—	(1,421)
Gains (losses) on equity securities measured at fair value through other comprehensive income	372,368	111,323	—	(37,045)	(3,151)	443,495
Share of other comprehensive gain (loss) of associates	(2,220)	805	—	(196)	—	(1,611)
Gains (losses) on cash flow hedging instruments	22,157	(31,445)	—	8,316	—	(972)
Gains (losses) on hedging instruments of net investments in foreign operations	(277,658)	39,061	1,546	(7,017)	—	(244,068)

	775,726	(140,110)	(125,111)	50,438	(3,151)	557,792

	2024
(In millions of Korean won)	Beginning	Changes (excluding reclassifica- tion)	Reclassification to profit or loss	Tax effect	Transfer to retained earnings	Ending
Remeasurements of net defined benefit liabilities	(163,030)	(58,114)	—	15,537	—	(205,607)
Currency translation differences	185,486	433,440	—	(15,404)	—	603,522
Gains on (losses) debt securities measured at fair value through other comprehensive income	43,821	285,725	8,143	(74,525)	—	263,164
Gains on equity securities measured at fair value through other comprehensive income	641,179	(370,818)	—	96,421	5,586	372,368
Share of other comprehensive loss of associates	(1,458)	(1,035)	—	273	—	(2,220)
Gains (losses) on cash flow hedging instruments	21,017	3,644	(2,095)	(409)	—	22,157
Gains (losses) on hedging instruments of net investments in foreign operations	(112,620)	(224,237)	—	59,199	—	(277,658)

	614,395	68,605	6,048	81,092	5,586	775,726

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

35. Trust Accounts

35.1 Financial information of the trust accounts the Group manages, as of and for the years ended December 31, 2025 and 2024, are as follows:

	Total assets		Operating revenues
(In millions of Korean won)	December 31, 2025	December 31, 2024	2025	2024
Consolidated	3,716,248	3,934,458	158,968	162,070
Unconsolidated (non-guaranteed)	107,786,066	96,358,706	3,290,097	5,314,933

	111,502,314	100,293,164	3,449,065	5,477,003

*

Financial information of the trust accounts has been prepared in accordance with the Statement of Korea Accounting Standard No.5004, Trust Accounts, and enforcement regulations of the Financial Investment Services under the Financial Investment Services and Capital Markets Act.

35.2 Significant receivables and payables related to the Group’s trust accounts as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)		December 31, 2025	December 31, 2024
Trust segment	Receivables
	Accrued trust fees	66,774	63,728
	Other accrued income	32,665	32,799

		99,439	96,527

	Payables
	Due to trust accounts	6,158,743	4,956,065
	Accrued interest on due to trust accounts	6,690	7,449
	Unearned fees on trust accounts	512	321
	Deposits	718,188	846,110
	Accrued interest on deposits	7,720	11,243

		6,891,853	5,821,188

Custody segment	Receivables
	Accrued trust fees	11,015	9,613
	Payables
	Due to trust accounts	4,979,155	3,275,937
	Accrued interest on due to trust accounts	7,632	6,954

		4,986,787	3,282,891

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

35.3 Significant revenues and expenses related to the Group’s trust accounts for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won)		2025	2024
Trust segment	Revenues
	Fees and commissions from trust accounts	202,964	141,447
	Management fees and commissions from retirement pension	36,814	37,175
	Commissions from early termination in trust accounts	2	13

		239,780	178,635

	Expenses
	Interest expenses on due to trust accounts	125,519	157,644
	Interest expenses on deposits	45,410	51,147

		170,929	208,791

Custody segment	Revenues
	Fees and commissions from trust accounts	42,438	40,995
	Expenses
	Interest expenses on due to trust accounts	85,389	103,234

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

36. Statements of Cash Flows

36.1 Details of cash and cash equivalents as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025	December 31, 2024
Cash	2,074,156	1,953,029
Checks issued by other banks	134,454	124,366
Due from Bank of Korea	16,337,734	13,629,381
Due from other financial institutions	7,922,362	7,203,373
Assets of disposal group held for sale [1]	5,858	—

	26,474,564	22,910,149

Deduction:
Restricted due from financial institutions [2]	(1,052,436)	(1,176,050)
Due from financial institutions with original maturities over three months	(240,988)	(244,393)

	(1,293,424)	(1,420,443)

	25,181,140	21,489,706

[1]	The cash and deposits classified as a disposal group held for sale during the year are included, as described in Note 17.
[2]	Items that meet the definition of cash are excluded in accordance with Korean IFRS No.1007 Statement of Cash Flows.

Items	that meet the definition of cash in restricted due from financial institutions as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)		Financial institutions	December 31, 2025	December 31, 2024
Due from financial institutions in Korean won	Due from Bank of Korea	Bank of Korea	13,939,438	11,635,481
Due from financial institutions in foreign currencies	Due from banks in foreign currencies	Bank of Korea	2,398,296	1,993,900
		Bank Indonesia and others	968,887	546,781

			17,306,621	14,176,162

36.2 Significant non-cash transactions for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025	2024
Write-offs of loans	1,142,007	897,580
Changes in accumulated other comprehensive income from valuation of debt securities measured at fair value through other comprehensive income	(264,585)	219,343
Changes in accumulated other comprehensive income from valuation of equity securities measured at fair value through other comprehensive income	71,127	(268,811)
Changes in accumulated other comprehensive income from valuation of investments in associates	609	(762)

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

36.3 Cash inflows and outflows from income tax, interest, and dividends for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	Activities	2025	2024
Income tax paid	Operating	938,464	794,873
Interest received	Operating	21,987,021	23,335,925
Interest paid	Operating	11,368,656	12,756,740
Dividends received	Operating	348,879	286,440
Dividends paid	Financing	2,628,464	1,467,896
Interest (dividends) paid on hybrid securities	Financing	48,925	70,409

36.4 Changes in liabilities arising from financing activities for the years ended December 31, 2025 and 2024, are as follows:

	2025
(In millions of Korean won)	Derivatives held for hedging *	Borrowings	Debentures	Due to trust accounts	Lease liabilities	Deposits for letter of guarantees	Other payables	Total
Beginning	(29,928)	32,226,416	34,736,771	8,232,002	751,935	500,633	426,586	76,844,415
Cash flow	(47,406)	811,568	1,289,146	2,905,896	(249,135)	(242,331)	(16,804)	4,450,934
New lease and termination	—	—	—	—	171,174	—	—	171,174
Exchange differences	—	(191,162)	214,298	—	—	—	—	23,136
Changes in fair values	8,263	—	31,924	—	—	—	—	40,187
Changes from business combination	—	—	—	—	—	—	102,244	102,244
Other changes from non-cash transactions	(154)	(301,132)	24,511	—	22,471	(2,608)	47,972	(208,940)

Ending	(69,225)	32,545,690	36,296,650	11,137,898	696,445	255,694	559,998	81,423,150

	2024
(In millions of Korean won)	Derivatives held for hedging *	Borrowings	Debentures	Due to trust accounts	Lease liabilities	Deposits for letter of guarantees	Other payables	Total
Beginning	3,662	34,990,075	31,811,407	8,142,103	366,113	539,172	411,347	76,263,879
Cash flow	(16,790)	(5,164,339)	1,365,899	89,899	(217,144)	(37,556)	22,993	(3,957,038)
New lease and termination	—	—	—	—	560,350	—	—	560,350
Exchange differences	—	1,059,360	1,263,974	—	—	—	—	2,323,334
Changes in fair values	(5,024)	—	38,129	—	—	—	—	33,105
Changes from business combination	—	(23,626)	—	—	—	—	(34,562)	(58,188)
Other changes from non-cash transactions	(11,776)	1,364,946	257,362	—	42,616	(983)	26,808	1,678,973

Ending	(29,928)	32,226,416	34,736,771	8,232,002	751,935	500,633	426,586	76,844,415

*	Derivatives held for hedging purposes are the net amount after offsetting liabilities and assets.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

37. Contingent Liabilities and Commitments

37.1 Details of acceptances and guarantees as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025	December 31, 2024
Confirmed acceptances and guarantees
Confirmed acceptances and guarantees in Korean won:
Acceptances and guarantees for KB purchasing loan	110,728	152,128
Refund guarantees	—	160
Others	1,028,783	900,077

	1,139,511	1,052,365

Confirmed acceptances and guarantees in foreign currencies:
Acceptances of letter of credit	215,808	331,423
Letter of guarantees	76,496	45,274
Bid bond	2,253	12,782
Performance bond	2,039,924	1,927,572
Refund guarantees	3,277,694	4,644,429
Others	4,872,687	4,765,054

	10,484,862	11,726,534

Financial guarantee contracts:
Acceptances and guarantees for mortgage	19,673	20,789
Overseas debt guarantees	406,900	588,020
International financing guarantees in foreign currencies	1,138,481	842,838
Other financial guarantee contracts in Korean won	263,823	—

	1,828,877	1,451,647

	13,453,250	14,230,546

Unconfirmed acceptances and guarantees
Guarantees of letter of credit	2,537,195	2,268,081
Refund guarantees	1,427,424	1,373,649

	3,964,619	3,641,730

	17,417,869	17,872,276

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

37.2 Credit qualities of acceptances and guarantees as of December 31, 2025 and 2024, are as follows:

	December 31, 2025
	12-month expected credit losses	Lifetime expected credit losses		Total
(In millions of Korean won)		Non-impaired	Impaired
Confirmed acceptances and guarantees *
Grade 1	11,121,258	201,686	—	11,322,944
Grade 2	1,931,839	35,378	—	1,967,217
Grade 3	105,144	16,615	180	121,939
Grade 4	10,207	5,410	503	16,120
Grade 5	8,404	3,674	12,952	25,030

	13,176,852	262,763	13,635	13,453,250

Unconfirmed acceptances and guarantees *
Grade 1	3,509,754	4,180	—	3,513,934
Grade 2	403,592	20,047	—	423,639
Grade 3	4,526	12,319	—	16,845
Grade 4	794	7,809	20	8,623
Grade 5	—	404	1,174	1,578

	3,918,666	44,759	1,194	3,964,619

	17,095,518	307,522	14,829	17,417,869

	December 31, 2024
	12-month expected credit losses	Lifetime expected credit losses		Total
(In millions of Korean won)		Non-impaired	Impaired
Confirmed acceptances and guarantees *
Grade 1	12,164,821	—	—	12,164,821
Grade 2	1,898,667	23,840	—	1,922,507
Grade 3	98,224	16,147	—	114,371
Grade 4	8,291	2,975	457	11,723
Grade 5	—	230	16,894	17,124

	14,170,003	43,192	17,351	14,230,546

Unconfirmed acceptances and guarantees *
Grade 1	2,281,647	2,441	—	2,284,088
Grade 2	1,306,932	15,349	—	1,322,281
Grade 3	13,982	14,781	—	28,763
Grade 4	1,171	2,652	21	3,844
Grade 5	—	175	2,579	2,754

	3,603,732	35,398	2,600	3,641,730

	17,773,735	78,590	19,951	17,872,276

*	Applied same criteria as the credit qualities classification of loans.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

37.3 Classifications of acceptances and guarantees by counterparty as of December 31, 2025 and 2024, are as follows:

	December 31, 2025
(In millions of Korean won)	Confirmed guarantees	Unconfirmed guarantees	Total	Proportion (%)
Large companies	12,501,240	3,031,523	15,532,763	89.17
Small and medium-sized companies	813,807	373,420	1,187,227	6.82
Public sector and others	138,203	559,676	697,879	4.01

	13,453,250	3,964,619	17,417,869	100.00

	December 31, 2024
(In millions of Korean won)	Confirmed guarantees	Unconfirmed guarantees	Total	Proportion (%)
Large companies	13,385,392	2,972,146	16,357,538	91.52
Small and medium-sized companies	747,170	423,299	1,170,469	6.55
Public sector and others	97,984	246,285	344,269	1.93

	14,230,546	3,641,730	17,872,276	100.00

37.4 Classifications of acceptances and guarantees by industry as of December 31, 2025 and 2024, are as follows:

	December 31, 2025
(In millions of Korean won)	Confirmed guarantees	Unconfirmed guarantees	Total	Proportion (%)
Financial institutions	1,907,676	1,916	1,909,592	10.96
Manufacturing	7,730,095	2,790,672	10,520,767	60.40
Service	985,539	92,110	1,077,649	6.19
Wholesale and retail	2,111,297	573,783	2,685,080	15.42
Construction	298,186	28,042	326,228	1.87
Public sector	25,665	362,831	388,496	2.23
Others	394,792	115,265	510,057	2.93

	13,453,250	3,964,619	17,417,869	100.00

	December 31, 2024
(In millions of Korean won)	Confirmed guarantees	Unconfirmed guarantees	Total	Proportion (%)
Financial institutions	1,980,812	1,244	1,982,056	11.09
Manufacturing	8,139,583	2,709,624	10,849,207	60.70
Service	926,446	48,709	975,155	5.46
Wholesale and retail	2,410,725	594,407	3,005,132	16.81
Construction	334,561	73,389	407,950	2.28
Public sector	24,929	101,456	126,385	0.71
Others	413,490	112,901	526,391	2.95

	14,230,546	3,641,730	17,872,276	100.00

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

37.5 Details of commitments as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025	December 31, 2024
Commitments
Corporate loan commitments	54,487,953	56,791,977
Retail loan commitments	58,397,028	59,086,425
Other commitments in Korean won	1,700,000	1,700,000
Purchase of other securities	5,094,764	5,205,717

	119,679,745	122,784,119

Financial guarantee contracts
Credit line	2,812,976	3,790,836
Purchase of securities	1,691,300	475,147

	4,504,276	4,265,983

	124,184,021	127,050,102

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

37.6 Other Matters (including litigation)

37.6.1 The Group has 32 pending lawsuits as a plaintiff (excluding simple lawsuits related to the collection or management of loans), with aggregate claims amount of ~~W~~ 158,897 million, and has 162 pending lawsuits as a defendant (excluding simple lawsuits related to the collection or management of loans), with aggregate claims amount of ~~W~~ 496,854 million. Details of pending lawsuits in which the Group is a defendant as of December 31, 2025, are as follows:

(In number of cases, in millions of Korean won)

Lawsuits	Amount	Description of the lawsuits	Status of the lawsuits
Claims on a return of redemption amount	60,281

The Bank invested the assets entrusted by OO Asset Management and OO Investment Trust Management in the Fairfield Sentry Limited (the Fairfield Sentry Limited reinvested the assets in Bernard L. Madoff Investment Securities LLC managed by Bernard Madoff) and subsequently redeemed them and returned the proceeds to the beneficiaries. Following the occurrence of Ponzi scheme-related losses, Bernard L. Madoff Investment Securities LLC is undergoing a liquidation process.

The bankruptcy trustee of Bernard L. Madoff Investment Securities LLC filed a lawsuit against the Bank, seeking the return of the redemption proceeds received by the Bank through Fairfield Sentry Limited

Application for dismissal by the defendant has been denied, and further proceedings are scheduled. [Related litigation is in progress at the New York Southern District Federal Bankruptcy Court (10-3777) at the written complaint review stage]

The financial impact on the bank is not significant due to the possibility of winning the case.

Return of unjust enrichment	156,755

MTS Bank, which was transacting through correspondent accounts with the Bank, was listed on the OFAC (Office of Foreign Assets Control of the U.S. Department of the Treasury) SDN (Specially Designated Nationals) List. Consequently, the Bank has frozen the foreign currency accounts held under the name of MTS Bank.

Subsequently, MTS Bank filed a lawsuit with the Moscow City Commercial Court seeking the restitution of account balances.

Responding to local court trial schedule (Following the first-instance judgment against the bank on December 2, 2025, currently responding in the appellate proceedings)

Due to compliance with U.S. OFAC regulations, it is difficult to easily predict the likelihood of winning the lawsuit proceeding in the Russian court.

However, the claim amount can be covered by the balance in the plaintiff’s account, and the bank is expected to experience a financial impact equivalent to the delayed interest.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

37.6.2 On April 7, 2023, Kookmin Bank entered into a new share subscription agreement with STIC Eugene Star Holdings Inc. (hereinafter referred to as “STIC”), under which STIC will acquire 31,900,000,000 shares at a price of IDR 3.19 trillion, of which Kookmin Bank’s subsidiary, PT Bank KB Indonesia Tbk, will issue. As a result of the agreement, Kookmin Bank will hold a call option to purchase the shares held by the STIC, starting from 2 years and 6 months after the date of acquisition, for a period of 6 months. If Kookmin Bank does not exercise the call option during the designated period, STIC will have the right to sell the acquired shares back to the bank, also known as holding a put option right, within 1 year after the expiration of the call option period.

37.6.3 As of the end of 2025, total of five lawsuits related to the wage peak system are pending in court, amounting to ~~W~~ 12,175 million. The timing and amount of potential outflows of resources cannot be predicted.

37.6.4 As of the end of 2025, KB PRASAC BANK is undergoing a tax audit by the tax authorities. Currently, it is impossible to predict the impact of the tax audit on KB PRASAC BANK.

37.6.5 The Group is currently under investigation by the Fair Trade Commission regarding potential collusive conduct among financial institutions, and the outcome of the investigation cannot be predicted at this time.

37.6.6 A regular inspection of the Bank’s overall operations was conducted by the Financial Supervisory Service from August 22, 2024 to November 1, 2024. The results of the inspection and any required actions will be communicated in due course.

37.6.7 On July 1, 2025, the Group entered into a share purchase agreement with a third party to sell its equity interest in its subsidiary, PT KB Bukopin Finance. The Group is currently in the process of executing the transaction. Upon completion of the transaction in accordance with the terms of the agreement, the Group will lose control over PT KB Bukopin Finance.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

38. Subsidiaries

38.1 Details of subsidiaries as of December 31, 2025, are as follows:

Investor	Investee	Ownership (%)	Location	Industry
Kookmin Bank	Kookmin Bank (China) Ltd.	100.00	China	Banking and foreign exchange transaction
Kookmin Bank	KB Microfinance Myanmar Co., Ltd.	100.00	Myanmar	Microfinance services
Kookmin Bank	KB BANK MYANMAR LTD	100.00	Myanmar	Banking and foreign exchange transaction
Kookmin Bank	KB PRASAC BANK PLC.	100.00	Cambodia	Banking and foreign exchange transaction
Kookmin Bank	PT Bank KB Indonesia Tbk [3]	66.88	Indonesia	Banking and foreign exchange transaction
PT Bank KB Indonesia Tbk [3]	PT Bank KB Bukopin Syariah	95.92	Indonesia	Banking
PT Bank KB Indonesia Tbk [3]	PT Bukopin Finance [4]	99.24	Indonesia	Installment financing
Kookmin Bank	KB FUND PARTNERS Co., Ltd.	100.00	Korea	Other financial services
Kookmin Bank	Personal pension trust and 10 others [1]	—	Korea	Trust
Kookmin Bank	KB DTower 1st L.L.C. and 28 others [2]	—	Korea	Asset-backed securitization and others
Kookmin Bank	IDMB UNITED PTE.LTD. and 2 others [2]	—	Singapore	Asset-backed securitization and others
Kookmin Bank	AIP US Red Private Real Estate Trust No.10 [2]	99.97	Korea	Investment trust
Kookmin Bank	KB RISE 3-Year Futures Inverse Securities ETF (Debt-Derivative) [2]	99.63	Korea	Investment trust
Kookmin Bank	KB Core Blind Private Real Estate Fund No.1 [2]	90.09	Korea	Investment trust
Kookmin Bank	Samsung SRA Private Real Estate Investment Trust No.28D (FoFs) [2]	99.50	Korea	Investment trust
Kookmin Bank	KB Global Private Real Estate Fund No.10 (FoFs) [2]	99.84	Korea	Investment trust
Kookmin Bank	KTB Global CREDebt Private Investment Trust No.52(USD) [2]	99.44	Korea	Investment trust

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

38.1 Details of subsidiaries as of December 31, 2025, are as follows: (cont’d)

Investor	Investee	Ownership (%)	Location	Industry
Kookmin Bank	Hyundai Invest KKR Europe Real Estate No.1-3(EUR) [2]	99.32	Korea	Investment trust
Kookmin Bank	Vestas Private Real Estate Investment Trust No.69-3(USD)(FoFs)[2]	99.53	Korea	Investment trust
Kookmin Bank	SHINHAN ASP PCF II Private Investment Trust No.2(USD) [2]	99.75	Korea	Investment trust
Kookmin Bank	Vestas Europe Logistics General Private Real Estate Investment Trust No.73-1 [2]	97.40	Korea	Investment trust
Kookmin Bank	Vestas Europe Logistics General Private Real Estate Investment Trust No.73-2 [2]	97.40	Korea	Investment trust
Kookmin Bank	KB RISE KTB 10Y Futures Inverse ETF [2]	93.75	Korea	Investment trust
Kookmin Bank	SHINHAN AIM Private Real Estate Investment Trust No.26-C(USD) [2]	99.98	Korea	Investment trust
Kookmin Bank	IGIS HSBC UK Senior Direct Lending Private Investment Trust No.465-1 [2]	99.01	Korea	Investment trust
Kookmin Bank	Mirae Asset ESG Infra Private Investment Trust 1 [2]	95.24	Korea	Investment trust
Kookmin Bank	KB NA Sound Point Private Special Asset Fund 2(USD) 2	99.96	Korea	Investment trust
Kookmin Bank	KB Global Private Real Estate Fund No.35(USD)(FoFs) [2]	99.01	Korea	Investment trust
Kookmin Bank	PineStreet Global Private Investment Trust 28-2 [2]	99.01	Korea	Investment trust
Kookmin Bank	KB Leaders Private Securities Fund 44(Bond-Derivatives) [2]	99.50	Korea	Investment trust
Kookmin Bank	Samsung Total Strategy Fixed Income Private Investment Trust 1(Bond-Derivatives) [2]	99.98	Korea	Investment trust
Kookmin Bank	NH-Amundi Private Securities Investment Trust 51[Bond-Derivatives] [2]	99.99	Korea	Investment trust
Kookmin Bank	Mirae Asset Signature Privately Placed Investment Trust 6 [2]	99.67	Korea	Investment trust
Kookmin Bank	Shinhan Institutional Discretionary Private Security Investment Trust No.4[Bond-Derivative] [2]	99.50	Korea	Investment trust
Kookmin Bank	Kiwoom Frontier Private Securities Fund 36(Bond-Derivatives) [2]	99.67	Korea	Investment trust
Kookmin Bank	KODEX KTB 10Y Futures Inverse ETF(Debt-Derivative) [2]	85.51	Korea	Investment trust
Kookmin Bank	KB Infra Development PrivateSpecial Asset Fund(SOC) [2]	97.56	Korea	Investment trust
Kookmin Bank	DB Mighty 26-09 Special Bond Active ETF	56.04	Korea	Investment trust
Kookmin Bank	KB RISE KTB ETF(Bond) [2]	70.65	Korea	Investment trust
Kookmin Bank	KB RISE KTB 3Y Futures ETF [2]	81.65	Korea	Investment trust
Kookmin Bank	SAMSUNG KODEX 3Y F-KTB INVERSE ETF (Debt-Derivative) [2]	85.71	Korea	Investment trust
Kookmin Bank	Hana 1Q Mid-Short Term Credit Bond (A- or Higher) Active ETF(Bond) [2]	58.24	Korea	Investment trust

[1]

The Group controls the trust because it has power to determine the management performance of the trust and is exposed to variable returns that absorb losses through the guarantees of payment of principal, or payment of principal and fixed rate of return.

[2]	The Group controls these investees because it is significantly exposed to variable returns from the investees’ performance and has the ability to affect those returns through its power.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

[3]	During the year ended December 31, 2025, PT Bank KB Bukopin Tbk. changed its corporate name to PT Bank KB Indonesia Tbk.
[4]	The investee was classified as a disposal group held for sale as of December 31, 2025.

The Group holds more than half of the ownership interests of Koreit BN Private Equity Fund and eighteen other investment trusts but does not have the power over relevant activities in accordance with agreements with trust and other shareholders, therefore these entities are not consolidated.

38.2 The condensed financial information of major subsidiaries as of and for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025			2025
	Assets	Liabilities	Equity	Operating revenue	Profit (loss) for the year [1]	Profit (loss) attributable to shareholders of the Parent Company
Kookmin Bank (China) Ltd.	4,469,120	3,815,915	653,205	219,608	26,011	26,011
KB Microfinance Myanmar Co., Ltd.	18,529	7,569	10,960	5,282	1,022	1,022
KB BANK MYANMAR LTD	314,335	17,740	296,595	12,516	5,491	5,491
KB PRASAC BANK PLC.	8,119,024	6,314,496	1,804,528	1,654,650	152,074	152,074
Financial status of KB Indonesia-related subsidiaries
PT Bank KB Indonesia Tbk.	7,356,609	6,945,012	411,597	843,173	(102,877)	(68,325)
IDMB UNITED PTE.LTD. [2]	202,605	271,212	(68,607)	11,174	(12,833)	(6,795)
SMMK PTE.LTD. [2]	112,432	232,698	(120,266)	3,698	(11,089)	(29,454)
TLDC PTE.LTD. [2]	131,002	158,160	(27,158)	2,515	(21,591)	(16,467)
KB FUND PARTNERS Co., Ltd.	32,350	6,582	25,768	28,453	6,369	6,369
Personal pension trust and 10 others	3,708,186	3,590,927	117,259	153,754	(3,038)	(3,038)

(In millions of Korean won)	December 31, 2024			2024
	Assets	Liabilities	Equity	Operating revenue	Profit (loss) for the year [1]	Profit (loss) attributable to shareholders of the Parent Company
Kookmin Bank (China) Ltd.	4,316,008	3,690,496	625,512	195,087	22,999	22,999
KB Microfinance Myanmar Co., Ltd.	19,235	8,994	10,241	4,127	(2,486)	(2,486)
KB BANK MYANMAR LTD	318,276	20,088	298,188	12,319	5,224	5,224
KB PRASAC BANK PLC.	8,297,865	6,606,415	1,691,450	1,227,612	131,927	131,927
Financial status of KB Indonesia-related subsidiaries
PT Bank KB Indonesia Tbk.	7,222,025	6,936,237	285,788	523,058	(360,617)	(240,968)
IDMB UNITED PTE.LTD. [2]	218,256	277,734	(59,478)	6,981	(18,291)	(29,773)
SMMK PTE.LTD. [2]	117,457	233,753	(116,296)	2,664	(21,176)	(23,870)
TLDC PTE.LTD. [2]	157,390	163,579	(6,189)	447	(5,857)	(10,973)
KB FUND PARTNERS Co., Ltd.	26,047	5,295	20,752	14,937	1,934	1,934
Personal pension trust and 10 others	3,938,698	3,818,400	120,298	188,851	7,746	7,746

[1]	Includes profit (loss) attributable to non-controlling interests.
[2]

These SPCs are established for the purpose of selling non-performing loans of PT Bank KB Indonesia Tbk. Classified as a subsidiary of KB Kookmin Bank, not a subsidiary of PT Bank KB Indonesia Tbk., the gains and losses on the transfer and sale of loans between PT Bank KB Indonesia Tbk. and SPCs were removed from the consolidation process of KB Kookmin Bank.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

38.3 The Characteristics of Risks Associated with Consolidated Structured Entities

The terms of contractual arrangements to provide financial support to consolidated structured entities are as follows:

38.3.1 The Group has provided capital commitments to consolidated investment funds.

	December 31, 2025
(In millions of Korean won)	Capital commitments	Unused amount
KTB Global CREDebt Private Investment Trust No.52(USD)	71,745	2,090
Hyundai Invest KKR Europe Real Estate No.1-3(EUR)	67,429	5,392
Vestas Private Real Estate Fund Investment Trust No.69-3(USD)(FoFs)	91,834	6,599
SHINHAN AIM Private Real Estate Investment Trust No.26-C(USD)	93,269	35,262
Mirae Asset ESG Infra Private Investment Trust 1	20,000	12,085
KB NA Sound Point Private Special Asset Fund 2(USD)	28,698	9,486
KB Global Private Real Estate Debt Fund No.35(USD)(FoFs)	28,698	18,439
PineStreet Global Private Investment Trust 28-2	28,698	14,323
KB infra & Developers Investment Trust	20,000	15,434

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

38.3.2 The Group has provided purchase commitments and credit lines to consolidated structured entities. The purchase commitment guarantees that the Group will purchase and pay any remaining commercial paper securities issued by consolidated structured entities. The credit line agreement requires the Group to provide loans under certain conditions if there is a reason for suspension of issuance of commercial paper securities or if consolidated structured entities become insolvent due to other reasons.

(In millions of Korean won)	December 31, 2025
KB Liiv DS 1st L.L.C.	50,193
Liiv H 3rd Co., Ltd.	40,300
LEP 2nd Co., Ltd.	70,000
LOG the 3rd L.L.C.	24,300
KB Glass 1st Inc	20,149
KB THE FIRST 1ST INC.	65,000
KB DTower 1st L.L.C.	50,095
KB Liiv H 1st L.L.C.	30,300
KB Liiv L 1st Co., Ltd.	50,292
KB VALUE 1ST INC.	96,900
KB Signature 1st Co., ltd.	100,300
KB Icon The 1st Ltd.	49,912
KB SI 1st INC.	30,130
KB A&T 1ST INC.	20,200
KB HR 1ST LLC.	25,181
KB HL INC.	52,424
KB HY INC.	30,158
KB H housing 1st LLC	30,000
KB YONGSAN 1ST INC.	100,000
KB Eagles 3rd Co., Ltd.	50,394
KB Eagles 2nd Co., Ltd.	50,396
KB Eagles 1st Co., Ltd.	30,300
KB EAST 1ST INC.	10,047
KB ESG 1st Co., ltd.	35,000
KB Chemical 1st Co., Ltd	50,700
KB Tech Won The 1st Ltd.	60,200
KB Harim 1st L.L.C.	25,200
IDMB UNITED PTE.LTD.	294,155
SMMK PTE.LTD.	298,459
TLDC PTE.LTD.	193,712

38.3.3 The Group has provided the guarantees of payment of principal, or principal and fixed rate of return in case the operating results of the trusts are less than the guaranteed principal, or principal and fixed rate of return.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

38.4 Changes in Subsidiaries

KB HL INC. and 29 other subsidiaries were newly included in the scope of consolidation, KB One West 1st Co., Ltd and 16 other subsidiaries were excluded from the scope of consolidation for the year ended December 31, 2025.

38.5 Net Cash Flow from Changes in Subsidiaries

The net cash outflows arising from acquisition of subsidiaries amount to ~~W~~ 243,103 million, while the net cash outflows arising from the disposal of subsidiaries amount to ~~W~~ 97,226 million for the year ended December 31, 2025.

39. Unconsolidated Structured Entities

39.1 Nature, purpose, and activities of the unconsolidated structured entities and how the structured entities are financed, are as follows:

Nature	Purpose	Activity	Method of financing
Asset - backed securitization	Early cash generation through transfer of securitized assets Fees earned through services to SPC, such as providing lines of credit and ABCP purchase commitments	Fulfillment of asset-backed securitization plan Purchase and collection of securitized assets Issuance and repayment of ABS and ABCP	Issuance of ABS and ABCP based on securitized assets

Structured financing	Granting PF loans to SOC and real estate Granting loans to ships/aircrafts SPC Project financing to M&A and others	Construction of SOC and real estate Building ships, construction and purchase of aircrafts M&A	Loan commitments through credit line, providing credit line, and investment agreements

Investment funds	Investment in beneficiary certificates Investment in PEF and partnerships	Management of fund assets Payment of fund fees and allocation of fund profits	Sales of beneficiary certificate instruments Investment from general partners and limited partners

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

39.2 Details of the scale of unconsolidated structured entities and nature of the risks associated with the Group’s interests in unconsolidated structured entities as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025
	Asset-backed securitization	Structured financing	Investment funds	Total
Total assets of unconsolidated structured entities	91,017,547	114,693,510	592,471,819	798,182,876

Carrying amount in the financial statements
Assets:
Financial assets at fair value through profit or loss	29,661	34,608	7,379,818	7,444,087
Derivative financial asset	—	—	545	545
Loans measured at amortized cost	495,775	7,909,253	134,924	8,539,952
Financial investments	7,807,096	—	—	7,807,096
Investments in associates	—	7,383	457,609	464,992
Other assets	—	297	19,941	20,238

	8,332,532	7,951,541	7,992,837	24,276,910

Liabilities:
Deposits	495,070	2,696,094	248,624	3,439,788
Other liabilities	5,066	6,835	38	11,939

	500,136	2,702,929	248,662	3,451,727

Maximum exposure
Assets held *	8,332,532	7,951,541	7,992,837	24,276,910
Purchase and investment commitments	1,491,300	—	4,122,691	5,613,991
Acceptances and guarantees and unused line of credit	3,170,332	3,589,906	—	6,760,238

	12,994,164	11,541,447	12,115,528	36,651,139

Methods of determining the maximum exposure	Providing lines of credit / Unproviding lines of credit / Purchase commitments/ Investment commitments	Acceptances and guarantees / Unproviding lines of credit	Purchase commitments /Investment commitments

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

39.2 Details of the scale of unconsolidated structured entities and nature of the risks associated with the Group’s interests in unconsolidated structured entities as of December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2024
	Asset-backed securitization	Structured Financing	Investment funds	Total
Total assets of unconsolidated structured entities	107,755,434	83,054,620	464,450,118	655,260,172

Carrying amount in the financial statements
Assets:
Financial assets at fair value through profit or loss	29,371	35,811	6,689,471	6,754,653
Loans measured at amortized cost	531,021	7,127,982	126,989	7,785,992
Financial investments	9,892,484	—	12,317	9,904,801
Investments in associates	—	—	394,666	394,666
Other assets	—	389	41,107	41,496

	10,452,876	7,164,182	7,264,550	24,881,608

Liabilities:
Deposits	355,385	2,511,200	120,289	2,986,874
Derivative financial liabilities	—	—	18,383	18,383
Other liabilities	951	5,422	444	6,817

	356,336	2,516,622	139,116	3,012,074

Maximum exposure
Assets held *	10,452,876	7,164,182	7,264,550	24,881,608
Purchase and investment commitments	440,000	—	4,267,362	4,707,362
Acceptances and guarantees and unused line of credit	4,311,893	1,601,847	—	5,913,740

	15,204,769	8,766,029	11,531,912	35,502,710

Methods of determining the maximum exposure	Providing lines of credit / Purchase commitments/ Acceptances and guarantees / Investment commitments	Acceptances and guarantees / Providing lines of credit	Purchase commitments /Investment commitments

*	Maximum exposure includes the asset amounts, after deducting losses (provisions for credit losses, impairment losses, and others), recognized in the consolidated financial statements of the Group.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

40. Leases

40.1 The Group as a Lessee

40.1.1 Amounts recognized in the consolidated statements of financial position related to leases as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025	December 31, 2024
Right-of-use property and equipment: *
Real estate	661,133	745,807
Vehicles	8,294	9,641
Others	854	2,048

	670,281	757,496

Right-of-use intangible assets *	—	588

	670,281	758,084

Lease liabilities *	696,445	751,935

*	Included in property and equipment, intangible assets, and other liabilities.

40.1.2 Amounts recognized in the consolidated statements of comprehensive income related to leases for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025	2024
Depreciation and amortization of right-of-use assets:
Real estate	266,469	251,513
Vehicles	11,569	11,895
Others	1,646	1,142
Intangible asset	588	1,007

	280,272	265,557

Interest expenses on the lease liabilities	24,773	31,490
Expense relating to short-term lease	2,190	2,347
Expense relating to lease of low-value assets that are not short-term lease	3,309	3,667

Total lease cash outflows for the years ended December 31, 2025 and 2024, are ~~W~~ 251,250 million and ~~W~~ 214,930 million, respectively.

40.2 The Group as an Operating Lessor

The future minimum lease payments to be received from the non-cancellable lease contracts as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	December 31, 2025	December 31, 2024
Up to 1 year	15,855	13,422
1-5 years	24,545	13,511
Over 5 years	13,093	1,403

	53,493	28,336

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

41. Related Party Transactions

According to Korean IFRS No.1024, the Group includes the Parent, the Parent’s subsidiaries, associates, associates of the Parent’s subsidiaries, associates of the Parent, key management personnel (including family members), and post-employment benefit plans of the Group and its related party companies in the scope of related parties. The Group discloses balances (receivables and payables) and other amounts arising from transactions with related parties in the notes to the consolidated financial statements. Refer to Note 13 for details of investments in associates.

Key management personnel include the executives of the Parent Company and the executives (managing director and above) of the Bank, and companies where the executives and/or their close family members have control or joint control.

41.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2025 and 2024, are as follows:

(In millions of Korean won)		2025	2024
Parent
KB Financial Group Inc.	Fee and commission income	10,124	9,993
	Other operating income	35	32
	Other non-operating income	2,474	2,905
	Interest expense	11,916	10,816
	Other operating expenses	7	4
	General and administrative expenses	1,184	1,327
Parent’s subsidiaries
KB Asset Management Co., Ltd.	Fee and commission income	2,609	4,189
	Gains on financial instruments at fair value through profit or loss	—	168
	Other non-operating income	5	5
	Interest expense	794	344
	Fee and commission expense	9,222	898
	General and administrative expenses	500	500
KB Real Estate Trust Co., Ltd.	Fee and commission income	276	290
	Other non-operating income	49	75
	Interest expense	4	515
	Fee and commission expense	7,421	7,177
	Other operating expenses	24	—
KB Investment Co., Ltd.	Fee and commission income	88	100
	Gains on financial instruments at fair value through profit or loss	1,043	—
	Other non-operating income	5	5
	Interest expense	1,060	1,571

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

41.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)		2025	2024
KB Kookmin Card Co., Ltd.	Interest income	19,202	21,507
	Fee and commission income	126,521	125,923
	Gains on financial instruments at fair value through profit or loss	29,147	2,005
	Other operating income	438	—
	Reversal of credit losses	—	76
	Other non-operating income	4,106	3,767
	Interest expense	4,113	3,693
	Fee and commission expense	27,873	28,111
	Losses on financial instruments at fair value through profit or loss	15,533	21,431
	Other operating expenses	257	—
	Provision for credit losses	104	—
	General and administrative expenses	99	92
KB Data System Co., Ltd.	Fee and commission income	3,913	3,391
	Other non-operating income	237	239
	Interest expense	226	338
	Fee and commission expense	582	475
	Other operating expenses	—	578
	General and administrative expenses	103,951	94,563
KB Savings Bank Co., Ltd.	Fee and commission income	441	442
	Other non-operating income	103	106
	Interest expense	19	22
	Fee and commission expense	4	4
	General and administrative expenses	20	2
KB Capital Co., Ltd.	Interest income	3,251	3,871
	Fee and commission income	5,310	4,661
	Gains on financial instruments at fair value through profit or loss	322	139
	Reversal of credit losses	—	166
	Other non-operating income	536	420
	Interest expense	237	325
	Fee and commission expense	124	127
	Losses on financial instruments at fair value through profit or loss	397	—
	Other operating expenses	(52)	—
	Provision for credit losses	134	—
	General and administrative expenses	140	117

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

41.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won).		2025	2024
KB Securities Co., Ltd	Interest income	8,731	10,296
	Fee and commission income	28,348	28,576
	Gains on financial instruments at fair value through profit or loss	173,357	102,750
	Other operating income	(11)	(70)
	Reversal of credit losses	—	220
	Other non-operating income	6,399	6,486
	Interest expense	5,637	8,295
	Fee and commission expense	3,182	3,041
	Losses on financial instruments at fair value through profit or loss	53,102	152,360
	Other operating expenses	(25)	263
	Provision for credit losses	9,648	—
	General and administrative expenses	3,995	3,885
KB Insurance Co., Ltd.	Interest income	6	6
	Fee and commission income	25,787	22,741
	Gains on financial instruments at fair value through profit or loss	198,631	257,080
	Reversal of credit losses	—	3
	Other non-operating income	2,661	2,614
	Interest expense	478	443
	Fee and commission expense	2,476	2,255
	Losses on financial instruments at fair value through profit or loss	51,839	17,208
	Other operating expenses	(213)	8
	Provision for credit losses	1	—
	Other non-operating expenses	—	14
	General and administrative expenses	14,915	14,491

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

41.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)		2025	2024
KB Life Insurance Co., Ltd.	Interest income	1,603	1,309
	Fee and commission income	31,203	28,602
	Gains on financial instruments at fair value through profit or loss	24,061	48,369
	Reversal of credit losses	—	6
	Other non-operating income	496	522
	Interest expense	3,757	6,071
	Fee and commission expense	566	609
	Losses on financial instruments at fair value through profit or loss	6,313	—
	Other operating expenses	(13)	5
	Provision for credit losses	7	—
	General and administrative expenses	2,211	2,089
KB STAR REIT Co., Ltd.	Fee and commission income	171	159
	Gains on financial instruments at fair value through profit or loss	15,204	37,953
	Interest expense	394	784
	Losses on financial instruments at fair value through profit or loss	—	2,402
KB Hanbando BTL Private Special Asset Fund No.1	Fee and commission income	72	84
KB IDF Infra Private Special Asset Fund 1	Fee and commission income	4	5
KB IDF Infra Private Special Asset Fund 13	Fee and commission income	15	14
	Gains on financial instruments at fair value through profit or loss	786	8,482
	Losses on financial instruments at fair value through profit or loss	1,323	1,231
KB IDF Infra Note Private SpecialAsset Fund 14	Fee and commission income	14	13
	Gains on financial instruments at fair value through profit or loss	1,606	9,818
	Losses on financial instruments at fair value through profit or loss	1,921	1,081
KB Muni bond Private Securities Fund No.1 (USD)*	Fee and commission income	10	11
KB Global Private Real Estate Fund No.1 (FoFs)	Fee and commission income	12	12
KB Global Private Real Estate Fund No.11 (FoFs)	Fee and commission income	7	6
KB Global Private Real Estate Fund No.15	Fee and commission income	14	16
	Gains on financial instruments at fair value through profit or loss	1,541	8,701
	Losses on financial instruments at fair value through profit or loss	967	198
KB Global Private Real Estate Fund No.17 (FoFs)	Fee and commission income	9	7

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

41.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)		2025	2024
KB Global Private Real Estate Fund No.22 (FoFs)	Fee and commission income	2	1
	Gains on financial instruments at fair value through profit or loss	445	1,055
	Losses on financial instruments at fair value through profit or loss	81	8
KB Global Private Real Estate Fund No.27 (FoFs)	Fee and commission income	11	11
	Gains on financial instruments at fair value through profit or loss	—	6,354
KB Global Private Real Estate Fund No.29 (FoFs)	Fee and commission income	5	4
	Gains on financial instruments at fair value through profit or loss	2,856	855
	Losses on financial instruments at fair value through profit or loss	2,922	—
KB Global Private Real Estate Fund No.30 (FoFs)	Fee and commission income	3	1
	Gains on financial instruments at fair value through profit or loss	5	871
	Losses on financial instruments at fair value through profit or loss	233	—
KB Global Private Real Estate Fund No.31 (FoFs)	Fee and commission income	3	2
	Interest expense	1	—
KB Global Private Real Estate Fund No.36 (FoFs)	Fee and commission income	2	—
KB Global Private Real Estate Fund No.40 (FoFs)	Fee and commission income	2	—
KB Global Private Real Estate Fund No.38 (FoFs)	Fee and commission income	1	—
KB Star Office Private Real Estate Feeder Fund No.4	Interest income	772	748
	Fee and commission income	38	37
	Provision for credit losses	1	—
KB Star Office Private Real Estate Feeder Fund No.3*	Other operating income	31,454	—
	Interest expense	(6,218)	—
KB Global Core Bond Securities Feeder Fund(Bond)	Fee and commission income	9	15
KB New Renewable Energy Private Special Asset Fund No.1	Fee and commission income	9	9
KB New Renewable Energy Private Special Asset Fund No.4	Fee and commission income	1	—
KB New Renewable Energy Private Special Asset Fund No.3	Fee and commission income	6	5
KB North America Private Real Estate Debt Fund No.1*	Fee and commission income	1	3

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

41.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)		2025	2024
	Gains on financial instruments at fair value through profit or loss	—	5,205
	Losses on financial instruments at fair value through profit or loss	1,596	—
KB North America Private Real Estate Debt Fund No.3*	Fee and commission income	—	6
	Gains on financial instruments at fair value through profit or loss	—	9,270
	Losses on financial instruments at fair value through profit or loss	—	41
KB Europe Renewable Private Special Asset Fund No.2 (EUR)(SOC-FoFs)	Fee and commission income	8	7
KB Europe Renewable Private Special Asset Fund No.3	Fee and commission income	6	5
	Gains on financial instruments at fair value through profit or loss	791	587
	Losses on financial instruments at fair value through profit or loss	18	18
KB Global Infra Private Special Asset Fund No.6	Fee and commission income	7	5
KB Global Infrastructure Synergy Private Special Asset Fund (Monetary Receivables)	Fee and commission income	5	4
	Losses on financial instruments at fair value through profit or loss	—	166
KB BMO Senior Loan Private Special Asset Fund No.1	Fee and commission income	8	9
	Gains on financial instruments at fair value through profit or loss	3,446	—
KB BMO Senior Loan Private Special Asset Fund No.2(USD)	Fee and commission income	7	9
KB BMO Senior Loan Private Special Asset Fund No.4(USD)	Fee and commission income	8	8
KB BMO Senior Loan Private Special Asset Fund No.5(Loan-FOFs)	Fee and commission income	13	13
	Gains on financial instruments at fair value through profit or loss	6,001	9,874
	Losses on financial instruments at fair value through profit or loss	2,082	—
KB BMO Senior Loan Private Special Asset Fund No.7	Fee and commission income	8	—
KB BMO Senior Loan Private Special Asset Fund No.9	Fee and commission income	4	—
KB BMO Senior Loan Private Special Asset Fund No.6(USD)	Fee and commission income	1	—

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

41.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)		2025	2024
KB New Renewable Green New Deal Private Special Asset No.2	Fee and commission income	11	12
KB Sinansan Line Private Special Asset Fund(SOC)	Fee and commission income	50	42
KB MCF Senior Loan Private Special Asset Fund No.3(Loan-FoFs)	Fee and commission income	55	62
KB New Deal Infra Private Special Asset Fund	Fee and commission income	23	21
KB Korea Infrastructure Credit Guarantee Private Special Asset No.1	Fee and commission income	14	15
Hanwha Europe Credit Private Fund No.16 (FOFs)	Gains on financial instruments at fair value through profit or loss	4,706	3,665
	Losses on financial instruments at fair value through profit or loss	—	369
KB Logistics Blind Private Real Estate Fund No.1	Interest income	168	2,282
	Fee and commission income	6	30
	Reversal of credit losses	8,801	—
	Interest expense	—	15
	Provision for credit losses	—	8,795
KB Aircraft Private Special Asset Fund No.1	Fee and commission income	10	11
KB Aircraft Private Special Asset Fund No.2	Fee and commission income	4	2
KB Star ESG Prime Mid-Short Bond Securities Feeder Fund(Bond)*	Fee and commission income	65	45
KB Oaktree Private Special Asset Fund No.3	Fee and commission income	3	3
KB Oaktree Opportunities Private Special Asset Fund No.3	Fee and commission income	4	—
KB GK Project Private Special Asset Fund No.3	Fee and commission income	39	41
KB ASF Infra Private Special Asset Fund(FoFs)	Fee and commission income	6	3
KB Core Blind Private Real Estate Fund No.2	Interest income	2,146	129
	Fee and commission income	16	5
	Reversal of credit losses	19	—
	Interest expense	1	—
	Provision for credit losses	—	72
Ares Special Opportunities Fund II(453)	Gains on financial instruments at fair value through profit or loss	262	—
	Losses on financial instruments at fair value through profit or loss	9	—
KB Star Reits Private Real Estate Feeder Fund No.1 (FoFs)	Fee and commission income	4	4
KB Star Reits Private Real Estate Feeder Fund No.2 (FoFs)	Fee and commission income	7	7

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

41.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)		2025	2024
KB PF Blind Private Real Estate Fund 2	Fee and commission income	1	1
KB PF Blind Private Real Estate Fund 2	Fee and commission income	1	1
KB PF Blind Private Real Estate Fund 2	Fee and commission income	1	1
KB PF Blind Private Real Estate Fund 2	Fee and commission income	1	1
KB PF Blind Private Real Estate Fund 2	Fee and commission income	1	1
KB PF Blind Private Real Estate Fund 2	Fee and commission income	1	1
KB PF Blind Private Real Estate Fund 2	Fee and commission income	1	1
KB PF Blind Private Real Estate Fund 2	Fee and commission income	1	1
KB PF Blind Private Real Estate Fund 2	Fee and commission income	1	1
IGIS HSBC UK Senior Direct Lending Private Investment Trust No.465	Gains on financial instruments at fair value through profit or loss	2,288	—
	Losses on financial instruments at fair value through profit or loss	18	—
HSBC Senior UK Direct Lending Fund 2020 RAIF SICAV-S.A.	Fee and commission income	2	3
NB Private Debt Fund IV LUX (B) SCSP	Fee and commission income	4	3
KB NA Jefferies Private Special Asset Fund 1	Fee and commission income	5	4
KB RISE Fixed Short-Term MSB ETF *	Interest expense	—	(17)
KB Europe ICG PDF Private SpecialAsset Fund 4(FoFs)	Fee and commission income	2	2
	Gains on financial instruments at fair value through profit or loss	—	689
	Losses on financial instruments at fair value through profit or loss	59	40
KB Star Institutional USD MMF1	Fee and commission income	4	13
KB Senior Loan Private Fund 5-1	Fee and commission income	8	8
KB Core Plus Blind Private RealEstate Fund 1(FoFs)	Fee and commission income	18	14
KB Wise Star Private Real Estate No.19 *	Fee and commission income	—	2
KB Wise Star Private Real Estate22	Interest income	1,891	1,900
	Fee and commission income	36	36
	Reversal of credit losses	1	—
KB Wise Star Private Real Estate24	Interest income	1,441	—
	Fee and commission income	1,696	—
KB Wise Star Private Real Estate21	Fee and commission income	2	—
KB Wise Star Private Real Estate21-1	Fee and commission income	1	—
KB Wise Star Private Real Estate27	Fee and commission income	2	—
KB Wise Star Private Real Estate28	Provision for credit losses	1	—
KB Korea Short Term Premium Private Securities Fund *	Losses on financial instruments at fair value through profit or loss	—	3,499
KB Korea Short Term Premium Private Securities Fund *	Fee and commission income	—	1
	Losses on financial instruments at fair value through profit or loss	—	3,342
KB Korea Short Term Premium Private Securities Fund No.43(USD) *	Gains on financial instruments at fair value through profit or loss	1,110	—

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

41.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)		2025	2024
	Losses on financial instruments at fair value through profit or loss	—	6,482
KB Daegu Busan Highway Private Special Asset Fund(SOC)	Fee and commission income	38	38
KB Apax Global Buyout PrivateFund 1	Fee and commission income	2	—
	Gains on financial instruments at fair value through profit or loss	—	75
	Losses on financial instruments at fair value through profit or loss	12	6
KB Daegu Busan Highway Private Special Asset Fund No.2(SOC)	Fee and commission income	17	6
PineStreet PECP VI Global Corporate FoF 21	Gains on financial instruments at fair value through profit or loss	1	—
	Losses on financial instruments at fair value through profit or loss	43	—
KB NA Summit Private Special Asset fund 1(USD)(FoFs)	Fee and commission income	1	—
KB Money Market Active ETF (Bond) *	Fee and commission income	—	9
KB RISE Short-term KTB Active ETF (Bond) *	Interest expense	—	(26)
KB Duke Private Special Asset Fund *	Fee and commission income	—	1
KB Star Mid Term G.B.F.I C-F Class (Bond) *	Fee and commission income	17	19
KB Innovative Growth Infra Private Special Asset Fund	Fee and commission income	2	—
KB East-side Expressway Private Special Asset(SOC)	Fee and commission income	1	—
KB Pantheon Global Secondary Private Special Asset 1	Fee and commission income	3	—
KB Global Senior Loan PrivateDebt 1(USD)	Fee and commission income	4	—
KB Global Senior Loan PrivateDebt 2	Fee and commission income	3	—
	Gains on financial instruments at fair value through profit or loss	1,349	—
	Losses on financial instruments at fair value through profit or loss	201	—
KB HL Infra Private Special Asset Fund No.1 (SOC-FoFs)	Fee and commission income	3	—
KB IncomeFocus Blind Private RealEstate Fund 1(FoFs)	Fee and commission income	3	—
KB ICG Secondary Private SpecialAsset Fund 1(FoFs)	Fee and commission income	3	—

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

41.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)		2025	2024
KB Europe M&G Senior Loan Private Special Asset Fund 1	Fee and commission income	11	—
KB BDS V Global Private RealEstate Debt Fund 48(FoFs)	Fee and commission income	6	—
KB Value Rise Blind Private RealEstate 1(Fofs)	Fee and commission income	1	—
KB PG Global Secondary Private SpecialAsset Fund 1	Fee and commission income	1	—
KB Credit Alpha Short TermSecurities Feeder Fund 1(Bond) A1	Fee and commission income	5	—
KB Energy Infra CREDIT PrivateSpecial Asset 9(Loan-FoFs)	Fee and commission income	1	—
KB Energy Infra CREDIT PrivateSpecial Asset 10(Loan-FoFs)	Fee and commission income	1	—
KB Apogem Senior Loan Private Special Asset Fund No.8	Fee and commission income	1	—
KB Apogem Senior Loan Private Special Asset Fund No.5	Fee and commission income	4	—
Korea Credit Bureau Co., Ltd.	Fee and commission income	52	52
	Interest expense	12	1
	Fee and commission expense	2,739	2,407
	Other operating expenses	9	11
Incheon Bridge Co., Ltd.	Interest income	8,125	14,006
	Fee and commission income	45	34
	Gains on financial instruments at fair value through profit or loss	—	2,129
	Reversal of credit losses	2	7
	Interest expense	973	986
	Fee and commission expense	12	9
	Losses on financial instruments at fair value through profit or loss	1,203	—
Dongjo Co., Ltd.	Interest income	74	34
Skydigital Inc.	Fee and commission income	3	2
Il-Kwang Electronic Materials Co., Ltd.	Other non-operating expenses	1	—
TMAPMOBILITY CO., Ltd.	Fee and commission income	2	2
	Interest expense	2,204	3,077
KB High-Tech Company Investment Fund *	Interest expense	(65)	99
Aju Good Technology Venture Fund	Interest expense	—	3
KB-KDBC Pre-IPO New Technology Business Investment Fund	Interest expense	1	—
KB Digital Innovation & Growth New Technology Business Investment Fund	Interest expense	—	1
KB Global Platform Fund	Interest expense	73	80
WJ Private Equity Fund No.1	Fee and commission income	7	7
KB Smart Scale Up Fund	Interest expense	39	161

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

41.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)		2025	2024
KB Bio Global Expansion Private Equity Fund No.1	Interest expense	—	3
KB Digital Platform Fund	Interest expense	31	35
Startup Korea KB Secondary Fund	Interest expense	(1)	—
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund *	Interest expense	—	4
KY Global Cell & Gene Private Equity Fund 2nd*	Interest expense	—	(38)
Associates of Parent
Balhae Infrastructure Company	Interest income	101	—
	Provision for credit losses	200	—
Star-Lord General Investors Private Real Estate Investment Company No.10	Interest income	5,716	5,939
	Interest expense	70	95
	Provision for credit losses	1	1
Associates of Parent’s subsidiaries
Food Factory Co., Ltd.	Interest income	50	46
	Interest expense	1	1
	Provision for credit losses	3	—
Banksalad Co., Ltd. *	Fee and commission income	57	36
Spark Biopharma Inc.	Interest expense	64	293
Channel Corporation	Interest expense	—	10
ASSEMBLE CORPORATION	Interest income	131	117
	Fee and commission income	—	1
	Reversal of credit losses	12	20
S&E Bio Co., Ltd.	Interest income	76	44
	Interest expense	8	16
	Provision for credit losses	—	13
Xenohelix Co., Ltd	Interest income	27	—
	Provision for credit losses	7	—
Contents First Inc.	Interest income	388	482
	Fee and commission income	1	1
	Interest expense	13	36
	Provision for credit losses	12	5
Pin Therapeutics Inc.	Interest expense	130	154
SuperNGine Co., Ltd.	Interest income	29	43
	Reversal of credit losses	40	—
	Provision for credit losses	—	33
Desilo Inc.	Interest income	13	14
	Reversal of credit losses	5	—
Turing Co., Ltd.	Interest income	40	61
	Reversal of credit losses	—	8
	Interest expense	—	29
KB No.21 Special Purpose Acquisition Company*	Interest expense	(1)	75
KB No.22 Special Purpose Acquisition Company*	Interest expense	—	1
KB No.25 Special Purpose Acquisition Company	Interest expense	38	53

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

41.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)		2025	2024
KB No.26 Special Purpose Acquisition Company*	Interest expense	(29)	57
KB No.27 Special Purpose Acquisition Company	Interest expense	136	158
KB No.28 Special Purpose Acquisition Company*	Interest expense	9	45
KB No.29 Special Purpose Acquisition Company	Interest expense	51	43
KB No.30 Special Purpose Acquisition Company	Interest expense	36	21
KB No.31 Special Purpose Acquisition Company	Interest expense	48	13
KB No.32 Special Purpose Acquisition Company	Interest expense	35	—
KB No.33 Special Purpose Acquisition Company	Interest expense	26	—
TeamSparta Inc.*	Fee and commission income	3	3
	Interest expense	87	165
Chabot Mobility Co., Ltd.*	Fee and commission income	1	1
	Interest expense	5	1
Wemade Connect Co., Ltd.	Interest expense	148	270
Nextrade Co., Ltd.	Fee and commission income	2	—
	Interest expense	685	2,481
Bitgoeul Cheomdan Green 1st Co., Ltd.	Interest expense	1	1
3D Interactive Co., Ltd.	Interest expense	—	1
Bigwave Robotics Crop.	Interest expense	(5)	6
New Daegu Busan Expressway Co., Ltd.	Interest income	346	2,458
	Reversal of credit losses	—	3
	Interest expense	1,797	3,680
AIM FUTURE, Inc.	Interest income	41	44
	Interest expense	1	48
	Provision for credit losses	—	3
Novorex Inc.	Interest expense	18	—
ADP Holdings Co., Ltd.	Interest expense	45	61
ADPGREEN	Interest expense	107	26
Logpresso Inc.	Interest expense	11	3
Onheal Co., Ltd.	Interest expense	—	(20)
DYNE MEDICAL GROUP Inc.	Interest income	60	26
	Fee and commission income	1	1
	Reversal of credit losses	2	—
	Interest expense	33	118
	Provision for credit losses	—	14
SDT Inc.	Interest expense	—	13
TriOar Inc.	Interest expense	98	235
Yeoulhyulgangho Co., Ltd.	Interest expense	8	1
Allra Fintech Corp.	Interest expense	4	17
Koru Pharma Co., Ltd.	Interest expense	2	—

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

41.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)		2025	2024
Al Spera Inc.	Interest expense	26	—
Aldaver Co., Ltd.	Interest expense	24	—
ANTIGRAVITY Co., Ltd.	Interest income	3	—
	Provision for credit losses	1	—
enParticle Co., Ltd	Interest expense	3	—
Emocog Inc.	Interest expense	49	—
Lemontree Inc.	Fee and commission income	211	—
	Interest expense	1	—
	Fee and commission expense	64	—
	Provision for credit losses	2	—
WhaTap Laps Inc.	Interest income	6	—
	Interest expense	100	—
	Provision for credit losses	15	—
ByL CO., Ltd.	Interest expense	56	—
eRoun & company Co., Ltd.	Interest expense	7	—
Fine KB Corporates Financial Stabilization No.1 Private Equity Fund	Interest expense	4	—
KB-FT Green Growth 1st Technology Investment Association	Interest expense	—	12
Semicolon Susong REITs Co., Ltd.	Interest income	607	—
	Provision for credit losses	5	—
Others
Retirement pension	Fee and commission income	1,553	1,720
	Interest expense	28	47

* Excluded from the Group’s related party as of December 31, 2025.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

41.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)		December 31, 2025	December 31, 2024
Parent
KB Financial Group Inc.	Other assets	134	20
	Deposits	970,591	316,781
	Other liabilities	1,017,107	468,312
Parent’s subsidiaries
KB Asset Management Co., Ltd.	Other assets	637	508
	Deposits	115,691	19,305
	Other liabilities [2]	1,015	1,183
KB Real Estate Trust Co., Ltd.	Other assets	2	2
	Deposits	3,734	2,324
	Other liabilities [3]	—	2,267
KB Investment Co., Ltd.	Deposits	52,768	41,110
	Other liabilities	152	94
KB Kookmin Card Co., Ltd.	Derivative assets	8,408	2,005
	Loans measured at amortized cost (gross amount)	339,499	268,264
	Allowances for credit losses	1,045	913
	Financial investments	8,988	9,566
	Other assets	18,188	20,205
	Derivative liabilities	—	22,744
	Deposits	273,307	269,396
	Borrowings	8,582	—
	Provisions	1,539	1,568
	Other liabilities	70,538	72,129
KB Data System Co., Ltd.	Other assets	3,561	603
	Deposits	29,633	30,222
	Other liabilities	6,454	267
KB Savings Bank Co., Ltd.	Other assets	4	—
	Other liabilities	689	689
KB Capital Co., Ltd.	Derivative assets	225	—
	Loans measured at amortized cost (gross amount)	65,186	54,697
	Allowances for credit losses	340	180
	Other assets	371	385
	Deposits	333,129	447,402
	Provisions	—	26
	Other liabilities	2,973	2,838
KB Securities Co., Ltd.	Cash and due from financial institutions	1,650	6,380
	Derivative assets	101,266	75,249
	Loans measured at amortized cost (gross amount)	306,729	122,249
	Allowances for credit losses	9,882	294
	Other assets	8,493	6,855
	Derivative liabilities	21,228	101,601
	Deposits	375,609	499,092
	Provisions	155	162
	Other liabilities[4]	29,194	29,212
KB Insurance Co., Ltd.	Derivative assets	236,428	185,401
	Other assets	5,976	4,626
	Derivative liabilities	2,085	16,322
	Deposits	11,249	22,980
	Debentures	860	—
	Provisions	31	30
	Other liabilities [5]	20,201	17,295

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

41.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of December 31, 2025 and 2024, are as follows: (cont’d)
(In millions of Korean won)		December 31, 2025	December 31, 2024
KB Life Insurance Co., Ltd.	Derivative assets	38,352	28,146
	Loans measured at amortized cost (gross amount)	50,976	25,260
	Allowances for credit losses	20	13
	Other assets	4,814	6,476
	Derivative liabilities	1,520	—
	Deposits	127,640	15,825
	Debentures	20,000	20,000
	Provisions	2	2
	Other liabilities [6]	44,751	51,387
KB STAR REIT Co., Ltd.	Derivative assets	—	54,285
	Other assets	65	64
	Deposits	437	19,013
	Other liabilities	—	19
KB Hanbando BTL Private Special Asset Fund No.1	Other assets	17	20
KB IDF Infra Private Special Asset Fund 13	Derivative assets	613	5,436
	Other assets	4	4
	Derivative liabilities	244	—
KB IDF Infra Note Private SpecialAsset Fund 14	Derivative assets	1,453	5,339
	Other assets	3	3
	Derivative liabilities	216	—
KB Muni bond Private Securities Fund No.1 (USD) [1]	Other assets	—	2
KB Global Private Real Estate Fund No.1 (FoFs)	Other assets	2	3
KB Global Private Real Estate Fund No.11 (FoFs)	Other assets	1	1
KB Global Private Real Estate Fund No.15	Derivative assets	4,787	6,396
	Other assets	2	3
KB Global Private Real Estate Fund No.17 (FoFs)	Other assets	2	2
KB Global Private Real Estate Fund No.22 (FoFs)	Derivative assets	1,735	1,325
	Other assets	1	—
	Derivative liabilities	31	—
KB Global Private Real Estate Fund No.27 (FoFs)	Derivative assets	—	8,336
	Other assets	1	1
KB Global Private Real Estate Fund No.29 (FoFs)	Derivative assets	556	841
KB Global Private Real Estate Fund No.30 (FoFs)	Derivative assets	320	779
	Other assets	1	—
	Derivative liabilities	85	—
KB Global Private Real Estate Fund No.31 (FoFs)	Other assets	3	2
KB Global Private Real Estate Fund No.36 (FoFs)	Other assets	1	—
KB Global Private Real Estate Fund No.40 (FoFs)	Other assets	1	—

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

41.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)		December 31, 2025	December 31, 2024
KB Star Office Private Real Estate Feeder Fund No.4	Loans measured at amortized cost (gross amount)	20,000	20,000
	Allowances for credit losses	4	3
	Other assets	13	1
KB Global Core Bond Securities Feeder Fund(Bond)	Other assets	—	2
KB New Renewable Energy Private Special Asset Fund No.1	Other assets	2	2
KB New Renewable Energy Private Special Asset Fund No.3	Other assets	1	1
KB North America Private Real Estate Debt Fund No.1 [1]	Derivative assets	—	3,091
	Other assets	—	1
KB Europe Renewable Private Special Asset Fund No.2 (EUR)(SOC-FoFs)	Other assets	2	2
KB Europe Renewable Private Special Asset Fund No.3	Derivative assets	432	225
	Other assets	1	1
KB Global Infra Private Special Asset Fund No.6	Other assets	2	2
KB Global Infrastructure Synergy Private Special Asset Fund (Monetary Receivables)	Other assets	1	1
KB BMO Senior Loan Private Special Asset Fund No.1	Derivative assets	2,198	—
	Other assets	2	2
KB BMO Senior Loan Private Special Asset Fund No.2(USD)	Other assets	2	2
KB BMO Senior Loan Private Special Asset Fund No.4(USD)	Other assets	2	2
KB BMO Senior Loan Private Special Asset Fund No.5(Loan-FOFs)	Derivative assets	4,976	3,409
	Other assets	3	3
KB BMO Senior Loan Private Special Asset Fund No.7	Other assets	8	—
KB BMO Senior Loan Private Special Asset Fund No.9	Other assets	4	—
KB BMO Senior Loan Private Special Asset Fund No.6(USD)	Other assets	1	—
KB New Renewable Green New Deal Private Special Asset No.2	Other assets	3	3
KB Sinansan Line Private Special Asset Fund(SOC)	Other assets	14	11
KB MCF Senior Loan Private Special Asset Fund No.3(Loan-FoFs)	Other assets	12	15
KB New Deal Infra Private Special Asset Fund	Other assets	6	6
KB Korea Infrastructure Credit Guarantee Private Special Asset No.1	Other assets	3	3
Hanwha Europe Credit Private Fund No.16 (FOFs)	Derivative assets	7,353	3,245

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

41.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)		December 31, 2025	December 31, 2024
KB Logistics Blind Private Real Estate Fund No.1	Loans measured at amortized cost (gross amount)	—	40,000
	Allowances for credit losses	—	8,729
	Other assets	1	262
	Deposits	—	1,237
	Other liabilities	—	15
KB Aircraft Private Special Asset Fund No.1	Other assets	2	2
KB Aircraft Private Special Asset Fund No.2	Other assets	2	1
KB Star ESG Prime Mid-Short Bond Securities Feeder Fund(Bond) [1]	Other assets	—	1
KB Oaktree Opportunities Private Special Asset Fund No.3	Other assets	1	—
KB GK Project Private Special Asset Fund No.3	Other assets	5	5
KB ASF Infra Private Special Asset Fund(FoFs)	Other assets	2	1
KB Core Blind Private Real Estate Fund No.2	Loans measured at amortized cost (gross amount)	44,557	44,428
	Allowances for credit losses	53	71
	Other assets	505	504
	Deposits	643	643
Ares Special Opportunities Fund II(453)	Derivative assets	495	—
KB Star Reits Private Real Estate Feeder Fund No.1 (FoFs)	Other assets	2	2
KB Star Reits Private Real Estate Feeder Fund No.2 (FoFs)	Other assets	3	4
KB PF Blind Private Real Estate Fund 2	Other assets	3	2
IGIS HSBC UK Senior Direct Lending Private Investment Trust No.465	Derivative assets	5,640	—
HSBC Senior UK Direct Lending Fund 2020 RAIF SICAV-S.A.	Other assets	1	1
NB Private Debt Fund IV LUX (B) SCSP	Other assets	1	1
KB NA Jefferies Private Special Asset Fund 1	Other assets	2	1
KB Europe ICG PDF Private SpecialAsset Fund 4(FoFs)	Derivative assets	—	186
	Other assets	1	—
KB Star Institutional USD MMF1	Other assets	—	1
KB Senior Loan Private Fund 5-1	Other assets	1	2
KB Core Plus Blind Private RealEstate Fund 1(FoFs)	Other assets	4	2
KB Wise Star Private Real Estate22	Loans measured at amortized cost (gross amount)	50,000	38,000
	Allowances for credit losses	2	3
	Other assets	341	349
KB Wise Star Private Real Estate24	Loans measured at amortized cost (gross amount)	41,800	—

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

41.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)		December 31, 2025	December 31, 2024
	Other assets	161	—
KB Wise Star Private Real Estate21	Other assets	2	—
KB Wise Star Private Real Estate21-1	Other assets	1	—
KB Wise Star Private Real Estate27	Other assets	1	—
KB Wise Star Private Real Estate28	Loans measured at amortized cost (gross amount)	29,200	—
	Allowances for credit losses	1	—
KB Korea Short Term Premium Private Securities Fund No.43(USD) 1 [1]	Derivative liabilities	—	2,978
KB Daegu Busan Highway Private Special Asset Fund(SOC)	Other assets	1	1
KB Apax Global Buyout PrivateFund 1	Derivative assets	—	75
PineStreet PECP VI Global Corporate FoF 21	Derivative assets	1,565	—
KB Innovative Growth Infra Private Special Asset Fund	Other assets	1	—
KB Pantheon Global Secondary Private Special Asset 1	Other assets	1	—
KB Global Senior Loan PrivateDebt 2	Derivative assets	808	—
KB IncomeFocus Blind Private RealEstate Fund 1(FoFs)	Other assets	1	—
KB ICG Secondary Private SpecialAsset Fund 1(FoFs)	Other assets	1	—
KB Europe M&G Senior Loan Private Special Asset Fund 1	Other assets	11	—
KB BDS V Global Private RealEstate Debt Fund 48	Other assets	3	—
KB PG Global Secondary Private SpecialAsset Fund 1	Other assets	1	—
KB Credit Alpha Short TermSecurities Feeder Fund 1(Bond) A1	Other assets	2	—
KB Energy Infra CREDIT PrivateSpecial Asset 9(Loan-FoFs)	Other assets	1	—
KB Energy Infra CREDIT PrivateSpecial Asset 10(Loan-FoFs)	Other assets	1	—
KB Apogem Senior Loan Private Special Asset Fund No.8	Other assets	1	—
KB Apogem Senior Loan Private Special Asset Fund No.5	Other assets	3	—
Associates
Korea Credit Bureau Co., Ltd.	Deposits	36,968	40,570
	Other liabilities	10	—
Incheon Bridge Co., Ltd.	Financial assets at fair value through profit or loss	34,208	35,411
	Loans measured at amortized cost (gross amount)	59,500	70,000
	Allowances for credit losses	24	27
	Other assets	297	389
	Deposits	70,470	43,867

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

41.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)		December 31, 2025	December 31, 2024
	Provisions	31	30
	Other liabilities	608	442
Jungdo Co., Ltd.	Deposits	4	4
Iwon Alloy Co., Ltd.	Deposits	—	2
Skydigital Inc.	Deposits	1	30
TMAPMOBILITY CO., Ltd.	Deposits	1	100,010
	Other liabilities	—	547
KB High-Tech Company Investment Fund [1]	Deposits	—	11,615
	Other liabilities	—	65
Aju Good Technology Venture Fund	Deposits	39	1,809
KB-KDBC Pre-IPO New Technology Business Investment Fund	Deposits	270	39
KB Digital Innovation & Growth New Technology Business Investment Fund	Deposits	219	388
KB Global Platform Fund	Deposits	1,954	12,109
	Other liabilities	1	7
WJ Private Equity Fund No.1	Other assets	2	2
	Deposits	36	46
KB Smart Scale Up Fund	Deposits	—	40,000
	Other liabilities	—	161
KB Digital Platform Fund	Deposits	—	8,000
	Other liabilities	—	35
Associates of Parent
Balhae Infrastructure Company	Loans measured at amortized cost (gross amount)	85,000	—
	Allowances for credit losses	200	—
	Other assets	11	—
	Provisions	109	—
	Other liabilities	9	—
Star-Lord General Investors Private Real Estate Investment Company No.10	Loans measured at amortized cost (gross amount)	149,597	149,898
	Allowances for credit losses	7	5
	Other assets	3,136	3,240
Associates of Parent’s subsidiaries
RAND Bio Science Co., Ltd. [1]	Deposits	—	4
Food Factory Co., Ltd.	Loans measured at amortized cost (gross amount)	2,927	1,755
	Allowances for credit losses	5	1
	Other assets	13	4
	Deposits	604	907
	Other liabilities	1	1
Big Dipper Co., Ltd.	Deposits	51	123
Spark Biopharma Inc.	Deposits	1,145	4,759
	Other liabilities	2	22
Wyatt Corp. [1]	Deposits	—	1
CellinCells Co., Ltd.[1]	Deposits	—	13
Channel Corporation	Deposits	—	6
ASSEMBLE CORPORATION	Loans measured at amortized cost (gross amount)	1,850	2,000
	Allowances for credit losses	29	41
	Other assets	1	11

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

41.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)		December 31, 2025	December 31, 2024
	Deposits	19	18
	Other liabilities	1	1
S&E Bio Co., Ltd.	Loans measured at amortized cost (gross amount)	2,000	2,000
	Allowances for credit losses	12	13
	Other assets	3	3
	Deposits	224	772
	Other liabilities	2	3
4N Inc.	Deposits	—	4
Xenohelix Co., Ltd	Loans measured at amortized cost (gross amount)	550	—
	Allowances for credit losses	7	—
	Other assets	1	—
	Deposits	40	302
Contents First Inc.	Loans measured at amortized cost (gross amount)	10,000	10,000
	Allowances for credit losses	21	10
	Other assets	3	3
	Deposits	133	729
	Other liabilities	4	4
Newavel Co., Ltd.	Deposits	1	—
Pin Therapeutics Inc.	Deposits	850	11,133
	Other liabilities	—	117
SuperNGine Co., Ltd.	Loans measured at amortized cost (gross amount)	—	480
	Allowances for credit losses	—	39
	Other assets	—	1
	Deposits	151	217
Desilo Inc.	Loans measured at amortized cost (gross amount)	—	300
	Allowances for credit losses	—	5
	Deposits	2	3
Turing Co., Ltd.	Loans measured at amortized cost (gross amount)	900	900
	Allowances for credit losses	6	6
	Other assets	2	2
	Deposits	887	819
ZIPDOC Inc. [1]	Deposits	—	1
KB No.21 Special Purpose Acquisition Company [1]	Deposits	—	2,247
	Other liabilities	—	36
KB No.25 Special Purpose Acquisition Company	Deposits	1,604	1,545
	Other liabilities	2	39
KB No.26 Special Purpose Acquisition Company [1]	Deposits	—	1,763
	Other liabilities	—	31
KB No.27 Special Purpose Acquisition Company	Deposits	4,675	4,613
	Other liabilities	41	55
KB No.28 Special Purpose Acquisition Company [1]	Deposits	—	1,910
	Other liabilities	—	45
KB No.29 Special Purpose Acquisition Company	Deposits	2,348	2,338

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

41.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)		December 31, 2025	December 31, 2024
	Other liabilities	36	43
KB No.30 Special Purpose Acquisition Company	Deposits	1,788	1,786
	Other liabilities	15	20
KB No.31 Special Purpose Acquisition Company	Deposits	2,310	2,352
	Other liabilities	10	13
KB No.32 Special Purpose Acquisition Company	Deposits	2,315	—
	Other liabilities	35	—
KB No.33 Special Purpose Acquisition Company	Deposits	2,835	—
	Other liabilities	25	—
TeamSparta Inc. [1]	Deposits	—	18,635
	Other liabilities	—	34
Chabot Mobility Co., Ltd. [1]	Deposits	—	631
Wemade Connect Co., Ltd.	Deposits	5,525	5,465
	Other liabilities	22	38
Nextrade Co., Ltd.	Deposits	278	15,281
	Other liabilities	—	1,579
Bitgoeul Cheomdan Green 1st Co., Ltd.	Deposits	1,242	1,239
3D Interactive Co., Ltd.	Deposits	48	1,779
Bigwave Robotics Crop.	Deposits	364	501
	Other liabilities	—	6
New Daegu Busan Expressway Co., Ltd.	Loans measured at amortized cost (gross amount)	—	24,250
	Other assets	—	22
	Deposits	115,401	150,007
	Other liabilities	43	1,928
AIM FUTURE, Inc.	Loans measured at amortized cost (gross amount)	900	900
	Allowances for credit losses	5	5
	Other assets	1	1
	Deposits	140	760
Novorex Inc.	Deposits	9,674	6
	Other liabilities	4	—
ADP Holdings Co., Ltd.	Deposits	263	2,058
	Other liabilities	1	7
ADPGREEN	Deposits	5,302	1,802
	Other liabilities	33	8
Logpresso Inc.	Deposits	7,576	457
	Other liabilities	10	—
Onheal Co., Ltd.	Deposits	—	5,001
DYNE MEDICAL GROUP Inc.	Loans measured at amortized cost (gross amount)	2,000	2,007
	Allowances for credit losses	12	14
	Other assets	1	1
	Deposits	356	3,813
	Other liabilities	6	23
TriOar Inc.	Deposits	4,088	6,054
	Other liabilities	20	73
Yeoulhyulgangho	Deposits	783	456

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

41.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)		December 31, 2025	December 31, 2024
	Other liabilities	2	—
Allra Fintech Corp.	Deposits	33	1,671
	Other liabilities	—	1
Koru Pharma Co., Ltd.	Deposits	197	—
Aldaver	Deposits	821	—
	Other liabilities	4	—
ANTIGRAVITY	Loans measured at amortized cost (gross amount)	37	—
	Allowances for credit losses	1	—
	Deposits	82	—
enParticle Co., Ltd	Deposits	1,696	—
Emocog Inc.	Deposits	704	—
Lemontree Inc.	Deposits	536	—
	Provisions	2	—
WhaTap Laps Inc.	Loans measured at amortized cost (gross amount)	1,000	—
	Allowances for credit losses	6	—
	Other assets	1	—
	Deposits	2,814	—
	Provisions	9	—
	Other liabilities	75	—
ByL Co., Ltd.	Deposits	8,968	—
	Other liabilities	55	—
eRoun & company Co., Ltd.	Deposits	1,127	—
	Other liabilities	7	—
VP Inc.	Deposits	51	—
Semicolon Susong REITs Co., Ltd.	Loans measured at amortized cost (gross amount)	24,933	—
	Allowances for credit losses	5	—
	Other assets	173	—
RUMIKEU Holdings Inc.	Deposits	11	—
Key management personnel	Loans measured at amortized cost (gross amount)	6,870	6,556
	Allowances for credit losses	3	3
	Other assets	7	8
	Deposits	10,336	12,922
	Provisions	1	1
	Other liabilities	336	496
Others
Retirement pension	Other assets	632	739
	Other liabilities	1,154	1,215

[1]	Excluded from the Group’s related parties as of December 31, 2025.
[2]	Non-controlling interests classified as liabilities include ~~W~~ 844 million and ~~W~~ 822 million as of December 31, 2025 and 2024, respectively.
[3]	Non-controlling interests classified as liabilities include ~~W~~ 1,927 million as of December 31, 2024.
[4]	Non-controlling interests classified as liabilities include ~~W~~ 648 million and ~~W~~ 433 million as of December 31, 2025 and 2024, respectively.
[5]	Non-controlling interests classified as liabilities include ~~W~~ 3,957 million and ~~W~~ 4,110 million as of December 31, 2025 and 2024, respectively.
[6]	Non-controlling interests classified as liabilities include ~~W~~ 3,957 million and ~~W~~ 13,744 million as of December 31, 2025 and 2024, respectively.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

41.3 Details of right-of-use assets and lease liabilities with related parties as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)		December 31, 2025	December 31, 2024
Parent’s subsidiaries
KB Kookmin Card Co., Ltd.	Right-of-use assets	230	281
	Lease liabilities	59	58
KB Securities Co., Ltd.	Right-of-use assets	11,634	16,086
	Lease liabilities	14,700	19,623
KB Insurance Co., Ltd.	Right-of-use assets	—	10
	Lease liabilities	24	30
KB Life Insurance Co., Ltd.	Right-of-use assets	2,498	4,074
	Lease liabilities	2,649	4,294
Associate of Parent
Star-Lord General Investors Private Real Estate Investment Company No.10	Right-of-use assets	3,120	3,151
	Lease liabilities	3,317	3,335

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

41.4 Notional amount of derivative assets and liabilities arising from transactions with related parties as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)		December 31, 2025	December 31, 2024
Parent’s subsidiaries
KB Kookmin Card Co., Ltd.	Notional amount of derivative financial instruments	71,745	220,500
KB Capital Co., Ltd.	Notional amount of derivative financial instruments	5,187	—
KB Securities Co., Ltd.	Notional amount of derivative financial instruments	3,668,349	2,768,719
KB Insurance Co., Ltd.	Notional amount of derivative financial instruments	3,229,763	2,101,840
KB Life Insurance Co., Ltd.	Notional amount of derivative financial instruments	569,546	379,796
KB STAR REIT Co., Ltd.	Notional amount of derivative financial instruments	—	450,975
KB IDF Infra Private Special Asset Fund 13	Notional amount of derivative financial instruments	61,028	58,095
KB IDF Infra Note Private SpecialAsset Fund 14	Notional amount of derivative financial instruments	89,086	63,889
KB Global Private Real Estate Fund No.15	Notional amount of derivative financial instruments	126,764	65,596
KB Global Private Real Estate Fund No.22 (FoFs)	Notional amount of derivative financial instruments	19,989	10,000
KB Global Private Real Estate Fund No.27 (FoFs)	Notional amount of derivative financial instruments	—	45,432
KB Global Private Real Estate Fund No.29 (FoFs)	Notional amount of derivative financial instruments	16,713	9,039
KB Global Private Real Estate Fund No.30 (FoFs)	Notional amount of derivative financial instruments	8,189	8,526
KB North America Private Real Estate Debt Fund No.1 *	Notional amount of derivative financial instruments	—	36,750
KB Europe Renewable Private Special Asset Fund No.3	Notional amount of derivative financial instruments	6,968	5,375
KB BMO Senior Loan Private Special Asset Fund No.1	Notional amount of derivative financial instruments	61,986	—
KB BMO Senior Loan Private Special Asset Fund No.5(Loan-FOFs)	Notional amount of derivative financial instruments	122,529	36,635
Hanwha Europe Credit Private Fund No.16 (FOFs)	Notional amount of derivative financial instruments	50,674	45,955
Ares Special Opportunities Fund II(453)	Notional amount of derivative financial instruments	6,790	—
IGIS HSBC UK Senior Direct Lending Private Investment Trust No.465	Notional amount of derivative financial instruments	32,454	—
KB Europe ICG PDF Private Special Asset Fund 4(FoFs)	Notional amount of derivative financial instruments	—	3,057

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

41.4 Notional amount of derivative assets and liabilities arising from transactions with related parties as of December 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)		December 31, 2025	December 31, 2024
KB Korea Short Term Premium Private Securities Fund No.43(USD) *	Notional amount of derivative financial instruments	—	46,746
KB Apax Global Buyout PrivateFund 1	Notional amount of derivative financial instruments	—	1,100
PineStreet PECP VI Global Corporate FoF 21	Notional amount of derivative financial instruments	16,339	—
KB Global Senior Loan PrivateDebt 2	Notional amount of derivative financial instruments	23,293	—

*	Excluded from the Group’s related parties as of December 31, 2025.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

41.5 Details of sgnificant lending transactions with related parties for the years ended December 31, 2025 and 2024, are as follows:

	2025 [1]
(In millions of Korean won)	Beginning	Loan	Collection	Others	Ending
Parent’s subsidiaries
KB Securities Co., Ltd.	122,249	1,139,800	955,338	18	306,729
KB Life Insurance Co., Ltd.	25,260	51,400	25,700	16	50,976
KB Kookmin Card Co., Ltd.	277,830	315,535	207,139	(37,739)	348,487
KB Capital Co., Ltd.	54,697	17,117	5,452	(1,176)	65,186
KB Star Office Private Real Estate Feeder Fund No.4	20,000	—	—	—	20,000
KB Logistics Blind Private Real Estate Fund No.1	40,000	—	40,000	—	—
KB Wise Star Private Real Estate22	38,000	50,000	38,000	—	50,000
KB Wise Star Private Real Estate24	—	41,800	—	—	41,800
KB Wise Star Private Real Estate28	—	29,200	—	—	29,200
KB Core Blind Private Real Estate Fund No.2	44,428	—	—	129	44,557
Associates
Incheon Bridge Co., Ltd.	105,411	—	10,500	(1,203)	93,708
Associate of Parent
Star-Lord General Investors Private Real Estate Investment Company No.10	149,898	150,000	150,000	(301)	149,597
Balhae Infrastructure Company	—	85,000	—	—	85,000
Associates of Parent’s subsidiaries
Food Factory Co., Ltd.	1,755	1,500	327	(1)	2,927
ASSEMBLE CORPORATION	2,000	—	150	—	1,850
Desilo Inc.	300	—	300	—	—
Contents First Inc.	10,000	—	—	—	10,000
SuperNGine Co., Ltd.	480	—	480	—	—
Turing Co., Ltd.	900	—	—	—	900
New Daegu Busan Expressway Co., Ltd.	24,250	—	24,253	3	—
S&E Bio Co., Ltd.	2,000	—	—	—	2,000
AIM FUTURE, Inc.	900	—	—	—	900
DYNE MEDICAL GROUP Inc.	2,007	—	—	(7)	2,000
Xenohelix Co., Ltd	—	550	—	—	550
ANTIGRAVITY	—	—	7	44	37
WhaTap Laps Inc.	—	1,000	—	—	1,000
Semicolon Susong REITs Co., Ltd.	—	25,000	—	(67)	24,933
Key management personnel [2]	6,556	4,593	3,177	(1,102)	6,870

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

41.5 Details of significant lending transactions with related parties for the years ended December 31, 2025 and 2024, are as follows: (cont’d)

	2024 [1]
(In millions of Korean won)	Beginning	Loan	Collection	Others	Ending
Parent’s subsidiaries
KB Securities Co., Ltd.	338,290	819,958	864,517	(171,482)	122,249
KB Life Insurance Co., Ltd.	30,271	—	5,000	(11)	25,260
KB Kookmin Card Co., Ltd.	212,001	229,290	190,613	27,152	277,830
KB Capital Co., Ltd.	41,622	13,230	—	(155)	54,697
KB Star Office Private Real Estate Feeder Fund No.4	20,000	—	—	—	20,000
KB Logistics Blind Private Real Estate Fund No.1	52,500	—	12,500	—	40,000
KB Wise Star Private Real Estate 22	38,000	—	—	—	38,000
KB Core Blind Private Real Estate Fund No.2	—	44,800	—	(372)	44,428
Associates
Incheon Bridge Co., Ltd.	113,782	—	10,500	2,129	105,411
Associate of Parent
Star-Lord General Investors Private Real Estate Investment Company No.10	149,590	—	—	308	149,898
Associates of Parent’s subsidiaries
Food Factory Co., Ltd.	2,133	—	377	(1)	1,755
ASSEMBLE CORPORATION	2,150	—	150	—	2,000
Desilo Inc.	300	—	—	—	300
Contents First Inc.	10,000	1,000	1,000	—	10,000
SuperNGine Co., Ltd.	600	—	120	—	480
Turing Co., Ltd.	1,901	—	1,000	(1)	900
New Daegu Busan Expressway Co., Ltd.	72,742	—	48,505	13	24,250
S&E bio Co., Ltd.	—	2,000	—	—	2,000
AIM FUTURE, Inc.	900	—	—	—	900
DYNE MEDICAL GROUP Inc.	—	2,000	—	7	2,007
Key management personnel [2]	4,119	4,956	4,395	1,876	6,556

[1]	Transactions between related parties, such as settlements arising from operating activities and daylight overdraft to be repaid on the day of handling, are excluded.
[2]	Includes loan transactions that occurred before they became related parties.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

41.6 Details of significant borrowing transactions with related parties for the years ended December 31, 2025 and 2024, are as follows:

		2025
(In millions of Korean won)		Beginning	Borrowing	Repayment	Others [1]	Ending
Parent
KB Financial Group Inc.	Deposits	316,781	500,000	—	153,810	970,591
Parent’s subsidiaries
KB Securities Co., Ltd.	Deposits	499,092	92,351	75,000	(140,834)	375,609
KB Asset Management Co., Ltd.	Deposits	19,305	—	—	96,386	115,691
KB Real Estate Trust Co., Ltd.	Deposits	2,324	—	—	1,410	3,734
KB Investment Co., Ltd.	Deposits	41,110	173,800	153,412	(8,730)	52,768
KB Data System Co., Ltd.	Deposits	30,222	22,856	17,000	(6,445)	29,633
KB Kookmin Card Co., Ltd.	Deposits	269,396	32,969	30,590	1,532	273,307
	Borrowings	—	—	—	8,582	8,582
KB Capital Co., Ltd.	Deposits	447,402	4,440	2,600	(116,113)	333,129
KB Insurance Co., Ltd.	Deposits	22,980	150	150	(11,731)	11,249
	Debentures	—	—	—	860	860
KB Life Insurance Co., Ltd.	Deposits	15,825	83,300	64,900	93,415	127,640
	Debentures	20,000	—	—	—	20,000
KB STAR REIT Co., Ltd.	Deposits	19,013	8,100	24,600	(2,076)	437
KB Logistics Blind Private Real Estate Fund No.1	Deposits	1,237	—	—	(1,237)	—
KB Core Blind Private Real Estate Fund No.2	Deposits	643	—	—	—	643
Associates
Korea Credit Bureau Co., Ltd.	Deposits	40,570	1,000	—	(4,602)	36,968
Incheon Bridge Co., Ltd.	Deposits	43,867	66,100	39,500	3	70,470
Jungdo Co., Ltd.	Deposits	4	—	—	—	4
Iwon Alloy Co., Ltd.	Deposits	2	—	—	(2)	—
Skydigital Inc.	Deposits	30	—	—	(29)	1
KB High-Tech Company Investment Fund [2]	Deposits	11,615	—	2,856	(8,759)	—
Aju Good Technology Venture Fund	Deposits	1,809	—	—	(1,770)	39
KB-KDBC Pre-IPO New Technology Business Investment Fund	Deposits	39	—	—	231	270
KB Digital Innovation & Growth New Technology Business Investment Fund	Deposits	388	—	—	(169)	219
KB Global Platform Fund	Deposits	12,109	—	—	(10,155)	1,954
WJ Private Equity Fund No.1	Deposits	46	—	—	(10)	36
TMAPMOBILITY CO., Ltd.	Deposits	100,010	344,626	445,626	991	1
KB Digital Platform Fund	Deposits	8,000	—	8,000	—	—
KB Smart Scale Up Fund	Deposits	40,000	—	40,000	—	—
Associates of Parent’s subsidiaries
RAND Bio Science Co., Ltd. [2]	Deposits	4	—	—	(4)	—
Food Factory Co., Ltd.	Deposits	907	—	—	(303)	604
Big Dipper Co., Ltd.	Deposits	123	—	—	(72)	51
Spark Biopharma Inc.	Deposits	4,759	10,016	13,113	(517)	1,145
Wyatt Corp. [2]	Deposits	1	—	—	(1)	—
CellinCells Co., Ltd. [2]	Deposits	13	—	—	(13)	—
KB No.21 Special Purpose Acquisition Company [2]	Deposits	2,247	—	2,115	(132)	—
KB No.25 Special Purpose Acquisition Company	Deposits	1,545	3,016	3,045	88	1,604
KB No.26 Special Purpose Acquisition Company [2]	Deposits	1,763	—	110	(1,653)	—
KB No.27 Special Purpose Acquisition Company	Deposits	4,613	4,600	4,532	(6)	4,675

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

41.6 Details of significant borrowing transactions with related parties for the years ended December 31, 2025 and 2024, are as follows: (cont’d)

		2025
(In millions of Korean won)		Beginning	Borrowing	Repayment	Others [1]	Ending
KB No.28 Special Purpose Acquisition Company [2]	Deposits	1,910	—	—	(1,910)	—
KB No.29 Special Purpose Acquisition Company	Deposits	2,338	2,148	2,100	(38)	2,348
KB No.30 Special Purpose Acquisition Company	Deposits	1,786	1,535	1,500	(33)	1,788
KB No.31 Special Purpose Acquisition Company	Deposits	2,352	2,000	2,000	(42)	2,310
KB No.32 Special Purpose Acquisition Company	Deposits	—	2,000	—	315	2,315
KB No.33 Special Purpose Acquisition Company	Deposits	—	2,400	—	435	2,835
ASSEMBLE CORPORATION	Deposits	18	—	—	1	19
S&E Bio Co., Ltd.	Deposits	772	1,180	1,180	(548)	224
4N Inc.	Deposits	4	—	—	(4)	—
Contents First Inc.	Deposits	729	—	—	(596)	133
Pin Therapeutics Inc.	Deposits	11,133	2,000	12,000	(283)	850
SuperNGine Co., Ltd.	Deposits	217	—	—	(66)	151
Desilo Inc.	Deposits	3	—	1	—	2
Turing Co., Ltd.	Deposits	819	—	—	68	887
ZIPDOC Inc. [2]	Deposits	1	—	—	(1)	—
TeamSparta Inc. [2]	Deposits	18,635	—	1,000	(17,635)	—
Chabot Mobility Co., Ltd. [2]	Deposits	631	—	300	(331)	—
Wemade Connect Co., Ltd.	Deposits	5,465	9,069	10,000	991	5,525
Channel Corporation	Deposits	6	—	—	(6)	—
Nextrade Co., Ltd.	Deposits	15,281	—	15,000	(3)	278
Bitgoeul Cheomdan Green 1st Co., Ltd.	Deposits	1,239	—	—	3	1,242
Bigwave Robotics Crop.	Deposits	501	—	501	364	364
3D Interactive Co., Ltd.	Deposits	1,779	—	—	(1,731)	48
AIM FUTURE, Inc.	Deposits	760	—	—	(620)	140
New Daegu Busan Expressway Co., Ltd.	Deposits	150,007	61,000	130,500	34,894	115,401
Novorex Inc.	Deposits	6	—	—	9,668	9,674
Xenohelix Co., Ltd	Deposits	302	—	—	(262)	40
ADP Holdings Co., Ltd.	Deposits	2,058	10,496	12,293	2	263
ADPGREEN	Deposits	1,802	12,200	8,650	(50)	5,302
Logpresso Inc.	Deposits	457	8,374	974	(281)	7,576
DYNE MEDICAL GROUP Inc.	Deposits	3,813	3,800	6,300	(957)	356
Onheal Co., Ltd.	Deposits	5,001	—	—	(5,001)	—
TriOar Inc.	Deposits	6,054	4,000	7,000	1,034	4,088
Yeoulhyulgangho	Deposits	456	1,860	1,560	27	783
Allra Fintech Corp.	Deposits	1,671	2,000	3,000	(638)	33
Koru Pharma Co., Ltd.	Deposits	—	300	200	97	197
Emocog Inc.	Deposits	—	4,000	4,000	704	704
WhaTap Laps Inc.	Deposits	—	—	—	2,814	2,814
Aldaver	Deposits	—	1,638	1,632	815	821
Lemontree Inc.	Deposits	—	—	—	536	536
enParticle Co., Ltd	Deposits	—	—	—	1,696	1,696
ANTIGRAVITY	Deposits	—	—	—	82	82

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

41.6 Details of significant borrowing transactions with related parties for the years ended December 31, 2025 and 2024, are as follows: (cont’d)

		2025
(In millions of Korean won)		Beginning	Borrowing	Repayment	Others [1]	Ending
Fine KB Corporates Financial Stabilization No.1 Private Equity Fund	Deposits	—	1,000	1,000	—	—
ByL CO., Ltd.	Deposits	—	5,000	2,000	5,968	8,968
eRoun & company Co., Ltd.	Deposits	—	—	—	1,127	1,127
Newavel Co., Ltd.	Deposits	—	—	—	1	1
VP Inc.	Deposits	—	—	—	51	51
RUMIKEU Holdings Inc.	Deposits	—	—	—	11	11
Key management personnel [3]	Deposits	12,922	23,468	23,627	(2,427)	10,336

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

41.6 Details of significant borrowing transactions with related parties for the years ended December 31, 2025 and 2024, are as follows: (cont’d)

		2024
(In millions of Korean won)		Beginning	Borrowing	Repayment	Others [1]	Ending
Parent
KB Financial Group Inc.	Deposits	114,336	—	—	202,445	316,781
Parent’s subsidiaries
KB Securities Co., Ltd.	Deposits	381,909	75,000	142,198	184,381	499,092
KB Asset Management Co., Ltd.	Deposits	11,709	—	—	7,596	19,305
KB Real Estate Trust Co., Ltd.	Deposits	23,135	50,000	50,000	(20,811)	2,324
KB Investment Co., Ltd.	Deposits	66,778	178,412	228,000	23,920	41,110
KB Data System Co., Ltd.	Deposits	18,257	22,000	23,336	13,301	30,222
KB Kookmin Card Co., Ltd.	Deposits	156,578	30,866	29,589	111,541	269,396
KB Capital Co., Ltd.	Deposits	227,893	900	3,200	221,809	447,402
KB Insurance Co., Ltd.	Deposits	142,229	150	401	(118,998)	22,980
KB Life Insurance Co., Ltd.	Deposits	13,134	—	—	2,691	15,825
	Debenture	20,000	—	—	—	20,000
KB STAR REIT Co., Ltd.	Deposits	35,975	80,100	82,100	(14,962)	19,013
KB Logistics Blind Private Real Estate Fund No.1	Deposits	—	1,237	—	—	1,237
KB Core Blind Private Real Estate Fund No.2	Deposits	—	—	—	643	643
Associates
Korea Credit Bureau Co., Ltd.	Deposits	17,003	—	—	23,567	40,570
Incheon Bridge Co., Ltd.	Deposits	40,992	72,000	74,300	5,175	43,867
Jungdo Co., Ltd.	Deposits	4	—	—	—	4
Dae-A Leisure Co., Ltd.	Deposits	150	—	—	(150)	—
Iwon Alloy Co., Ltd.	Deposits	1	—	—	1	2
Skydigital Inc.	Deposits	65	—	—	(35)	30
KB High-Tech Company Investment Fund [2]	Deposits	2,935	2,856	2,818	8,642	11,615
Aju Good Technology Venture Fund	Deposits	1,202	—	—	607	1,809
KB-KDBC Pre-IPO New Technology Business Investment Fund	Deposits	46	—	—	(7)	39
KB Digital Innovation & Growth New Technology Business Investment Fund	Deposits	572	—	—	(184)	388
KB Global Platform Fund	Deposits	5,774	—	—	6,335	12,109
WJ Private Equity Fund No.1	Deposits	103	—	—	(57)	46
TMAPMOBILITY CO., Ltd.	Deposits	80,016	360,000	340,000	(6)	100,010
KB Bio Global Expansion Private Equity Fund No.1	Deposits	1,400	—	1,400	—	—
KB Digital Platform Fund	Deposits	—	8,000	—	—	8,000
KY Global Cell & Gene Private Equity Fund 2nd [2]	Deposits	3,790	2,910	308	(6,392)	—
KB Smart Scale-Up Fund	Deposits	—	40,000	—	—	40,000

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

41.6 Details of significant borrowing transactions with related parties for the years ended December 31, 2025 and 2024, are as follows: (cont’d)

		2024
(In millions of Korean won)		Beginning	Borrowing	Repayment	Others [1]	Ending
Associates of Parent’s subsidiaries
RAND Bio Science Co., Ltd. [2]	Deposits	4	—	—	—	4
Food Factory Co., Ltd.	Deposits	629	—	—	278	907
Big Dipper Co., Ltd.	Deposits	40	—	—	83	123
Spark Biopharma Inc.	Deposits	11,419	32,649	38,908	(401)	4,759
Wyatt Corp. [2]	Deposits	1	—	—	—	1
CellinCells Co., Ltd. [2]	Deposits	37	—	—	(24)	13
COSES GT Co., Ltd. [2]	Deposits	1	—	—	(1)	—
KB No.21 Special Purpose Acquisition Company [2]	Deposits	2,261	2,115	2,050	(79)	2,247
KB No.22 Special Purpose Acquisition Company [2]	Deposits	1,848	—	—	(1,848)	—
KB No.25 Special Purpose Acquisition Company	Deposits	1,586	1,545	1,500	(86)	1,545
KB No.26 Special Purpose Acquisition Company [2]	Deposits	1,761	1,724	1,670	(52)	1,763
KB No.27 Special Purpose Acquisition Company	Deposits	4,497	4,532	4,390	(26)	4,613
KB No.28 Special Purpose Acquisition Company [2]	Deposits	—	1,890	—	20	1,910
KB No.29 Special Purpose Acquisition Company	Deposits	—	2,100	—	238	2,338
KB No.31 Special Purpose Acquisition Company	Deposits	—	2,000	—	352	2,352
ASSEMBLE CORPORATION	Deposits	78	—	—	(60)	18
S&E Bio Co., Ltd.	Deposits	2,342	990	1,490	(1,070)	772
4N Inc.	Deposits	49	—	—	(45)	4
Contents First Inc.	Deposits	1,072	—	—	(343)	729
Newavel Co., Ltd.	Deposits	46	—	—	(46)	—
Pin Therapeutics Inc.	Deposits	265	14,000	4,000	868	11,133
SuperNGine Co., Ltd.	Deposits	69	—	—	148	217
Desilo Inc.	Deposits	3	—	—	—	3
Turing Co., Ltd.	Deposits	1,726	1,000	1,700	(207)	819
ZIPDOC Inc. [2]	Deposits	181	—	—	(180)	1
TeamSparta Inc. [2]	Deposits	7,672	3,000	6,000	13,963	18,635
Chabot Mobility Co., Ltd. [2]	Deposits	164	300	—	167	631
Wemade Connect Co., Ltd.	Deposits	8,843	24,056	27,556	122	5,465
Channel Corporation	Deposits	2,030	—	2,000	(24)	6
Nextrade Co., Ltd.	Deposits	56,203	6,000	47,200	278	15,281
Bitgoeul Cheomdan Green 1st Co., Ltd.	Deposits	833	—	—	406	1,239
KBFT Green Growth No.1 New Technology Business Investment Association	Deposits	700	—	700	—	—
Bigwave Robotics Crop.	Deposits	4	501	—	(4)	501
3D Interactive Co., Ltd.	Deposits	1,501	—	—	278	1,779
AIM FUTURE, Inc.	Deposits	3,393	1,000	4,000	367	760

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

41.6 Details of significant borrowing transactions with related parties for the years ended December 31, 2025 and 2024, are as follows: (cont’d)

		2024
(In millions of Korean won)		Beginning	Borrowing	Repayment	Others [1]	Ending
New Daegu Busan Expressway Co., Ltd.	Deposits	146,169	104,500	93,932	(6,730)	150,007
Novorex Inc.	Deposits	7	—	—	(1)	6
Xenohelix Co., Ltd	Deposits	904	—	—	(602)	302
ADP Holdings Co., Ltd.	Deposits	—	6,094	4,037	1	2,058
ADPGREEN	Deposits	—	10,551	9,001	252	1,802
Logpresso Inc.	Deposits	—	100	200	557	457
DYNE MEDICAL GROUP Inc.	Deposits	—	5,150	7,800	6,463	3,813
Onheal Co., Ltd.	Deposits	—	—	—	5,001	5,001
TriOar Inc.	Deposits	—	10,500	8,500	4,054	6,054
Yeoulhyulgangho	Deposits	—	200	—	256	456
SDT Inc.	Deposits	—	—	1,000	1,000	—
KB No.30 Special Purpose Acquisition Company	Deposits	—	1,500	—	286	1,786
Allra Fintech Corp.	Deposits	—	12,500	19,500	8,671	1,671
Key management personnel [3]	Deposits	10,308	18,563	15,815	(134)	12,922

[1]	Transactions between related parties, such as settlements arising from operating activities and deposits, are expressed in net amount.
[2]	Excluded from the Group’s related parties as of December 31, 2025.
[3]	Includes borrowing transactions that occurred before they became related parties.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

41.7 Details of significant investment and withdrawal transactions with related parties for the years ended December 31, 2025 and 2024, are as follows:

	2025
(In millions of Korean won)	Equity investment and others	Withdrawal and others
Parent’s subsidiaries
KB Hanbando BTL Private Special Asset Fund No.1	—	18,052
KB Hope Sharing BTL Private Special Asset Fund	—	1,324
KB Intellectual Property Fund	—	110
KB Star Office Private Real Estate Feeder Fund No.3 *	—	128,938
KB Star Office Private Real Estate Feeder Fund No.4	—	3,240
KB New Renewable Energy Private Special Asset Fund No.1	—	1,776
Koreit BN Private Equity Fund	—	2,752
KB Europe Renewable Private Special Asset Fund No.2 (EUR)(SOC-FoFs)	331	2,000
KB Global Infrastructure Private Special Asset Fund No.6	—	653
KB BMO Senior Loan Private Special Asset Fund No.2 (USD)	—	9,882
KB Sinansan Line Private Special Asset Fund (SOC)	28,191	7,340
KB New Renewable Green New Deal Private Special Asset No.2	260	2,394
KB MCF Senior Loan Private Special Asset Fund No.3 (Loan-FoFs)	3,062	17,346
KB New Deal Infra Private Special Asset Fund	460	1,298
KB Star ESG Prime Mid-Short Bond Securities Feeder Fund(Bond) *	—	56,491
KB GK Project Private Special Asset Fund No.3	—	20,165
KB BMO Senior Loan Private Special Asset Fund No.4 (USD)	—	7,051
KB Core Blind Private Real Estate Fund No.2	—	421
KB Star Reits Private Real Estate Feeder Fund No.2 (FoFs)	—	4,617
KB NA Jefferies Private Special Asset Fund 1	18,706	5,372
KB Smart Scale-Up No.2 Fund	10,500	—
KB New Renewable Energy Private Special Asset Fund No.3	4,556	5,776
KB Star Institutional USD MMF1	10,178	27,713
KB Senior Private Special Asset Fund No.5-1	—	41,222
KB Mezzanine Capital 4th Private Equity Fund	14,308	14,800
KB Core Plus Blind Private Real Estate Fund 1(FoFs)	41,932	2,969
KB Korea Short Term Premium Private Securities Fund No.43(USD) *	—	43,914
KB Daegu Busan Highway Private Special Asset Fund(SOC)	—	6,662
KB NA Summit Private Special Asset fund 1(USD)(FoFs)	1,909	448
KB Star Mid Term G.B.F.I C-F Class(Bond)*	—	53,099
KB Innovative Growth Infra Private Special Asset Fund	12,458	136
KB Daegu Busan Highway Private Special Asset Fund No.2(SOC)	—	5,357
KB East-side Expressway Private Special Asset(SOC)	814	171
KB Global Senior Loan PrivateDebt 1(USD)	36,783	11,617
KB RISE KTB ETF(Bond)	99,776	21,012
KB IncomeFocus Blind Private RealEstate Fund 1(FoFs)	16,129	13
KB Senior Loan Private Fund 6-1	64,576	1,098
KB RISE Mar2025 Term Credit ETF *	99,932	100,172
KB RISE Short Term Specialized Bank Bond Active ETF(Bond)	49,878	608
KB BMO Senior Loan Private Special Asset Fund No.6(USD)	20,433	298
KB RISE Active Korea Short Term Bond Market(AA-) ETF(Bond) *	149,948	151,521
KB RISE Credit Bond Securities ETF(Bond) *	49,942	30,696
KB Wise Star Private Real Estate21	22,248	576
KB Value Rise Blind Private RealEstate 1(FoFs)	17,095	—

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

41.7 Details of significant investment and withdrawal transactions with related parties for the years ended December 31, 2025 and 2024, are as follows: (cont’d)

	2025
(In millions of Korean won)	Equity investment and others	Withdrawal and others
KB BX Europe Infra Private SpecialAsset Fund 1	15,891	—
KB Credit Capital Private Fund 1-1	28,568	492
KODEX 10Y F-LKTV INV	19,898	14,992
Associates
Korea Credit Bureau Co., Ltd.	—	90
Future Planning KB Start-up Creation Fund *	—	1,716
KB High-Tech Company Investment Fund *	—	3,172
Aju Good Technology Venture Fund	—	780
KB-KDBC Pre-IPO New Technology Business Investment Fund	—	1,560
KB Intellectual Property Fund No.2	—	3,000
KB Digital Innovation Investment Fund Limited Partnership	—	2,275
KB SPROTT Renewable Private Equity Fund No.1	—	5,535
KB Global Platform Fund	—	7,200
KB Pre-IPO New Technology Business Investment Fund No.2	—	5,110
KB Smart Scale-Up Fund	—	21,750
KB Digital Platform Fund	28,000	—
KB-SOLIDUS Healthcare Investment Fund	7,900	—
KB New Deal Innovation Fund	—	2,000
KB Prime Digital Platform Fund	3,250	—
KB Global Platform Fund No.2	8,000	—
Startup Korea KB Secondary Fund	4,500	—
Associate of Parent
Balhae Infrastructure Company	—	9,321
Associates of Parent’s subsidiaries
KB-Stonebridge Secondary Private Equity Fund	—	2,621
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	1,200	1,478
KB Co-Investment Private Equity Fund No.1	3,380	2,898
KB-NP Green ESG New Technology Venture Capital Fund	2,610	852
KB-Badgers Future Mobility ESG Fund No.1	600	—
KB-SBI Global Advanced Strategy Private Equity Limited Partnership	6,810	—
KB IMM New Star Real Estate No.1 Private Equity Limited Partnership	7,913	2,272
KB-LB Middle Market Enterprises Innovation Private Equity Fund	3,213	—
KB IMM New Star Real Estate No.2 Private Equity Limited Partnership	7,862	37

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

41.7 Details of significant investment and withdrawal transactions with related parties for the years ended December 31, 2025 and 2024, are as follows (cont’d)

	2024
(In millions of Korean won)	Equity investment and others	Withdrawal and others
Parent’s subsidiaries
KB Investment Co., Ltd.	—	68
KB Hanbando BTL Private Special Asset Fund No.1	—	18,852
KB Hope Sharing BTL Private Special Asset Fund	—	1,321
KB Star Office Private Real Estate Feeder Fund No.3 *	—	4,535
KB Star Office Private Real Estate Feeder Fund No.4	—	2,887
KB New Renewable Energy Private Special Asset Fund No.1	—	1,786
KB Mezzanine Private Securities Fund No.3 *	—	21,572
Koreit BN Private Equity Fund	—	3,087
KB Europe Renewable Private Special Asset Fund No.2 (EUR)(SOC-FoFs)	286	876
KB Global Infrastructure Private Special Asset Fund No.6	10,033	223
KB BMO Senior Loan Private Special Asset Fund No.2 (USD)	—	10,850
KB Sinansan Line Private Special Asset Fund (SOC)	24,812	6,561
KB New Renewable Green New Deal Private Special Asset No.2	602	2,467
KB MCF Senior Loan Private Special Asset Fund No.3 (Loan-FoFs)	2,390	8,598
KB New Deal Infra Private Special Asset Fund	1,657	1,052
KB Global Commerce Private Equity Investment Fund *	—	7,139
KB GK Project Private Special Asset Fund No.3	—	21,379
KB BMO Senior Loan Private Special Asset Fund No.4 (USD)	—	4,243
KB Core Blind Private Real Estate Fund No.2	24,893	428
KB Star Reits Private Real Estate Feeder Fund No.2 (FoFs)	—	4,962
KB RISE US Short-Term IG Corporate Bond *	—	23,026
KB Korea Short Term Premium Private Securities Fund No.34(USD)(Bond) *	—	42,938
KB Korea Short Term Premium Private Securities Fund No.35(USD)(Bond) *	—	44,952
KB RISE Nov2025 Term Credit ETF *	—	53,762
KB RISE Money Market Active ETF(Bond) *	398,671	711,194
KB NA Jefferies Private Special Asset Fund 1	—	5,934
KB RISE Fixed Short-Term MSB ETF *	100,078	282,959
KB Smart Scale-Up No.2 Fund	4,500	—
KB New Renewable Energy Private Special Asset Fund No.3	6,377	1,196
KB Star Institutional USD MMF1	—	27,615
KB Senior Private Special Asset Fund No.5-1	37,121	3,776
KB Mezzanine Capital 4th Private Equity Fund	12,975	—
KB Core Plus Blind Private Real Estate Fund 1(FoFs)	—	961
KB Korea Short Term Premium Private Securities Fund No.43(USD) *	—	2,798
KB Daegu Busan Highway Private Special Asset Fund(SOC)	—	33,279
KB NA Summit Private Special Asset fund 1(USD)(FoFs)	5,300	—
KB Star Mid Term G.B.F.I C-F Class(Bond) *	50,000	—
KB Innovative Growth Infra Private Special Asset Fund	1,248	7
KB Daegu Busan Highway Private Special Asset Fund No.2(SOC)	39,990	2,113
KB East-side Expressway Private Special Asset(SOC)	4,550	—
KB Global Senior Loan PrivateDebt 1(USD)	11,993	—

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

41.7 Details of significant investment and withdrawal transactions with related parties for the years ended December 31, 2025 and 2024, are as follows: (cont’d)

	2024
(In millions of Korean won)	Equity investment and others	Withdrawal and others
Associates
Korea Credit Bureau Co., Ltd.	—	90
Future Planning KB Start-up Creation Fund *	—	4,000
Aju Good Technology Venture Fund	—	2,120
KB-KDBC Pre-IPO New Technology Business Investment Fund	—	300
KB-TS Technology Venture Private Equity Fund	—	1,320
KB Intellectual Property Fund No.2	—	2,550
KB Digital Innovation Investment Fund Limited Partnership	—	5,040
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund *	—	3,153
KB SPROTT Renewable Private Equity Fund No.1	—	8,349
KB Global Platform Fund	—	6,350
KB-UTC Inno-Tech Venture Fund	—	225
KB Pre-IPO New Technology Business Investment Fund No.2	—	2,590
KB Smart Scale-Up Fund	—	4,950
KB-KTB Technology Venture Fund	3,000	—
KB Digital Platform Fund	28,000	—
KB-SOLIDUS Healthcare Investment Fund	7,800	—
KB Prime Digital Platform Fund	2,600	—
KB Global Platform Fund No.2	12,000	—
Startup Korea KB Secondary Fund	4,500	—
Associate of Parent
Balhae Infrastructure Company	—	6,350
Associates of Parent’s subsidiaries
KB-Stonebridge Secondary Private Equity Fund	—	411
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	2,988	3,379
KB Co-Investment Private Equity Fund No.1	7,940	2,769
KB-NP Green ESG New Technology Venture Capital Fund	5,940	—
KB-Badgers Future Mobility ESG Fund No.1	4,624	—
KB-SBI Global Advanced Strategy Private Equity Limited Partnership	3,373	—
KB IMM New Star Real Estate No.1 Private Equity Limited Partnership	8,530	—

*	Excluded from the Group’s related parties as of December 31, 2025.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

41.8 Acceptances and guarantees and unused commitments provided to related parties as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)		December 31, 2025	December 31, 2024
Parent’s subsidiaries
KB Investment Co., Ltd.	Purchase of securities	6,000	16,500
	Loss sharing agreements	1,000	1,000
KB Kookmin Card Co., Ltd.	Loan commitments in Korean won	820,000	820,000
	Other commitments in Korean won	1,700,000	1,700,000
	Other commitments in foreign currency	85,549	160,369
KB Capital Co., Ltd.	Other commitments in foreign currency	—	5,464
KB Securities Co., Ltd.	Loan commitments in Korean won	138,969	140,000
	Other commitments in foreign currency	—	4,553
KB Insurance Co., Ltd.	Loan commitments in Korean won	20,000	20,000
KB Life Insurance Co., Ltd.	Loan commitments in Korean won	1,000	1,000
KB New Renewable Energy Private Special Asset Fund No.3	Purchase of securities	6,935	11,491
KB Europe Renewable Private Special Asset Fund No.2 (EUR)(SOC-FoFs)	Purchase of securities	1,664	1,831
KB Global Infrastructure Private Special Asset Fund No.6	Purchase of securities	966	966
KB BMO Senior Loan Private Special Asset Fund No.2(USD)	Purchase of securities	17	17
KB BMO Senior Loan Private Special Asset Fund No.6(USD)	Purchase of securities	7,082	—
KB New Renewable Green New Deal Private Special Asset No.2	Purchase of securities	2,507	2,767
KB Sinansan Line Private Special Asset Fund(SOC)	Purchase of securities	118,691	146,883
KB MCF Senior Loan Private Special Asset Fund No.3(Loan-FoFs)	Purchase of securities	10,258	11,662
KB New Deal Infra Private Special Asset Fund	Purchase of securities	1,564	2,024
KB GK Project Private Special Asset Fund No.3	Purchase of securities	23	23
KB Core Blind Private Real Estate Fund No.2	Purchase of securities	714	714
KB Mezzanine Capital 4th Private Equity Fund	Purchase of securities	14,763	29,071
KB NA Jefferies Private Special Asset Fund 1	Purchase of securities	7,662	25,506
KB Senior Loan Private Fund 5-1	Purchase of securities	370	370
KB Senior Loan Private Fund 6-1	Purchase of securities	15,424	—
KB Core Plus Blind Private RealEstate Fund 1(FoFs)	Purchase of securities	—	41,932
KB Wise Star Private Real Estate21	Purchase of securities	27,753	—
KB Daegu Busan Highway Private Special Asset Fund(SOC)	Purchase of securities	31	31
KB Daegu Busan Highway Private Special Asset Fund No.2(SOC)	Purchase of securities	10	10
KB NA Summit Private Special Asset fund 1	Purchase of securities	21,195	23,640

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

41.8 Acceptances and guarantees and unused commitments provided to related parties as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)		December 31, 2025	December 31, 2024
KB Innovative Growth Infra Private Special Asset Fund	Purchase of securities	5,194	17,652
KB East-side Expressway Private Special Asset(SOC)	Purchase of securities	33,336	34,150
KB Global Senior Loan PrivateDebt 1(USD)	Purchase of securities	36,842	—
KB IncomeFocus Blind Private RealEstate Fund 1(FoFs)	Purchase of securities	33,871	—
KB Value Rise Blind Private RealEstate No.1(FoFs)	Purchase of securities	2,905	—
KB BX Europe Infra Private SpecialAsset Fund 1	Purchase of securities	15,541	—
KB Credit Capital Private Fund 1-1	Purchase of securities	46,432	—
Associates
Incheon Bridge Co., Ltd.	Loan commitments in Korean won	20,000	20,000
KB Global Platform Fund No.2	Purchase of securities	18,000	26,000
All Together Korea Fund No.2	Purchase of securities	990,000	990,000
KB Digital Platform Fund	Purchase of securities	33,600	61,600
KB-SOLIDUS Healthcare Investment Fund	Purchase of securities	—	7,900
KB Prime Digital Platform Fund	Purchase of securities	—	3,250
Startup Korea KB Secondary Fund	Purchase of securities	21,000	25,500
Associates of Parent
Balhae Infrastructure Company	Loan commitments in Korean won	65,000	—
	Purchase of securities	6,154	6,154
Associates of Parent’s subsidiaries
TeamSparta Inc. *	Loan commitments in Korean won	—	1,000
Lemontree Inc.	Loan commitments in Korean won	450	—
WhaTap Laps Inc.	Loan commitments in Korean won	2,000	—
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	Purchase of securities	308	1,508
KB Co-Investment Private Equity Fund No.1	Purchase of securities	440	3,820
KB-Badgers Future Mobility ESG Fund No.1	Purchase of securities	11,364	11,964
KB-NP Green ESG New Technology Venture Capital Fund	Purchase of securities	315	2,925
KB-SBI Global Advanced Strategy Private Equity Limited Partnership	Purchase of securities	9,817	16,627
KB IMM New Star Real Estate No.1 Private Equity Limited Partnership	Purchase of securities	3,558	11,471
KB IMM New Star Real Estate No.2 Private Equity Limited Partnership	Purchase of securities	12,138	—
Key management personnel	Loan commitments in Korean won	937	1,829

*	Excluded from the Group’s related parties as of December 31, 2025.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

41.9 Acceptances and guarantees and unused commitments provided by related parties as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)		December 31, 2025	December 31, 2024
Parent’s subsidiaries
KB Investment Co., Ltd.	Loss sharing agreements	3,314	5,564
KB Kookmin Card Co., Ltd.	Loan commitments in Korean won	78,343	76,749

41.10 Details of compensation to key management personnel for the years ended December 31, 2025 and 2024, are as follows:

	2025

(In millions of Korean won)	Short-term employee benefits	Post- employment benefits	Share-based payments	Total
Registered directors (executive)	1,929	18	2,500	4,447
Registered directors (non-executive)	400	—	—	400
Non-registered directors	9,160	337	15,698	25,195

	11,489	355	18,198	30,042

	2024

(In millions of Korean won)	Short-term employee benefits	Post- employment benefits	Share-based payments	Total
Registered directors (executive)	2,106	67	3,110	5,283
Registered directors (non-executive)	403	—	—	403
Non-registered directors	12,990	426	17,598	31,014

	15,499	493	20,708	36,700

41.11 Major types of transactions between the Group and the related parties include deposit taking transactions, loan transactions such as general purpose loans, corporate purchase loans, B2B loans, etc., settlements of funds arising from overseas remittances, providing credit lines through the acceptance of letters of credit issued by the Bank, and overdraft accounts arising from net settlement agreement between the Bank and KB Kookmin Card Co., Ltd.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

41.12 Details of collateral provided to related parties as of December 31, 2025 and 2024, are as follows:

		December 31, 2025		December 31, 2024
(In millions of Korean won)	Assets pledged *	Carrying amount	Collateralized amount	Carrying amount	Collateralized amount
Parent’s subsidiaries
KB Securities Co., Ltd.	Securities	81,064	81,000	108,669	108,891
KB Life Insurance Co., Ltd.	Securities	25,437	25,000	25,435	25,000
KB Insurance Co., Ltd.	Securities	50,000	50,000	50,000	50,000

*	Collaterals related to lease contracts arising from operating activities between related parties are excluded.

41.13 Details of collateral provided by related parties as of December 31, 2025 and 2024, are as follows:

(In millions of Korean won)	Assets held as collateral *	December 31, 2025	December 31, 2024
Parent’s subsidiaries
KB Securities Co., Ltd.	Time deposits /Beneficiary right certificate	167,000	167,000
	Securities	225,014	20,000
	Real estate	31,200	31,200
KB Life Insurance Co., Ltd.	Time deposits	13,700	—
	Securities	65,412	54,155
	Real estate	49,761	34,138
KB Kookmin Card Co., Ltd.	Time deposits	24,348	24,198
KB Insurance Co., Ltd.	Securities	608,450	222,249
KB Star Office Private Real Estate Feeder Fund No.4	Real estate	24,000	24,000
KB Core Blind Private Real Estate Fund No.2	Real estate	58,240	—
KB Wise Star Private Real Estate 22	Real estate	60,000	—
KB Wise Star Private Real Estate 24	Real estate	50,160	—
KB Wise Star Private Real Estate 28	Real estate	35,040	—
KB Logistics Blind Private Real Estate Fund No.1	Real estate	—	48,000
Associates of Parent
Star-Lord General Investors Private Real Estate Investment Company No.10	Real estate	180,000	—
Associates of Parent’s subsidiaries
Semicolon Susong REITs Co., Ltd.	Collateral Trust	30,000	—
Key management personnel	Time deposits and others	683	1,411
	Real estate	7,727	7,949

*	Collaterals related to lease contracts arising from operating activities between related parties are excluded.

As of December 31, 2025, Incheon Bridge Co., Ltd., a related party, provides fund management account, civil engineering works insurance, and management and operations rights as senior collateral amounting to ~~W~~ 611,000 million to the project financing group consisting of the Bank and 5 other institutions, and as subordinated collateral amounting to ~~W~~ 384,800 million to subordinated debt holders consisting of the Bank and 2 other institutions. In addition, it provides certificates of credit guarantees amounting to ~~W~~ 400,000 million as collateral to the project financing group consisting of the Bank and 5 other institutions.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

41.14 The amounts of debt securities and others purchased through KB Securities Co., Ltd. are ~~W~~ 10,734,429 million and ~~W~~ 8,981,924 million for the years ended December 31, 2025 and 2024, respectively, and the amounts of debt securities and others sold through KB Securities Co., Ltd. are ~~W~~ 10,324,889 million and ~~W~~ 8,148,942 million for the years ended December 31, 2025 and 2024, respectively. In addition, KB Securities Co., Ltd. acquired ~~W~~ 65,000 million of debentures issued by the Bank through underwriting for the years ended December 31 2024.

41.15 The amounts of bonds sold by Kookmin Bank through KB Insurance Co., Ltd. are ~~W~~ 161,415 million and ~~W~~ 326,136 million for the years ended December 31, 2025 and 2024, respectively.

41.16 The amounts of intangible assets and others purchased from KB Data System Co., Ltd. are ~~W~~ 24,535 million and ~~W~~ 16,627 million for the years ended December 31, 2025 and 2024, respectively.

41.17 The Bank has entered into CLS (Continuous Linked Settlement) service agreement with KB Securities Co., Ltd. and accordingly the Bank is able to provide intraday liquidity of USD 500 million on the condition of repayment on the day of payment.

42. Approval of Issuance of the Consolidated Financial Statements

The issuance of the Group’s consolidated financial statements as of and for the year ended December 31, 2025, was approved by the Board of Directors on February 27, 2026.